2022

ANNUAL REPORT

Prudential Financial, Inc.

MESSAGE FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholders,



Charles F. Lowrey

Like many people, I welcomed 2022 with a sense of optimism, buoyed by talk of "transient inflation," low interest rates, and a constructive stock market. That changed in February when Russia invaded Ukraine.

The outbreak of war on Europe's eastern borders was, within months, followed by a surge in inflation, rapidly increasing interest rates, lower stock and bond market valuations, and growing talk of a Fed-induced recession. Adding to the uncertainty, businesses and employees everywhere began learning how to blend in-person and remote working, as the pandemic gradually morphed into an endemic phase.

The pace and breadth of changes in the global economic and fiscal environment once again underscored the financial fragility of billions of people around the globe. And it reinforced for all of us at Prudential the importance of fulfilling our purpose — to make lives better by solving the financial challenges of our changing world.

"We made substantive progress in executing our strategy and implementing the ongoing transformation of Prudential into a higher growth, less market sensitive and more nimble company."

Against that backdrop, we began 2022 by articulating a new vision for Prudential to help employees and other stakeholders understand the company we aspire to become. That vision is for Prudential to be a global leader in expanding access to investing, insurance, and retirement security.

In support of this aspiration, we made substantive progress in executing our strategy and implementing the ongoing transformation of Prudential into a higher growth, less market sensitive and more nimble company. Examples of our progress include:

- We acquired a 33% interest in AlexForbes, a leading provider of financial advice, retirement, and wealth and asset management in South Africa as part of our programmatic M&A strategy to invest in higher growth businesses.
- We reduced the market volatility of our businesses by 20% through the sale of our full-service retirement business and a portion of our legacy traditional variable annuity block.
- We achieved our target of $750 million in cost savings one year ahead of schedule. In fact, by the end of 2022 we realized more than $800 million in annual run-rate cost savings.

Just as importantly, we intensified our work to identify and seize new opportunities stemming from Prudential's self-reinforcing business system — a unique combination of differentiated yet interrelated and complementary businesses that includes PGIM, our global asset manager, and our market-leading insurance and retirement businesses.

By design, Prudential's businesses are mutually enhancing. Our insurance and retirement businesses provide a source of growth for PGIM through affiliated flows and access to insurance liabilities that complement its track record of third-party growth. Similarly, PGIM's diverse asset mix and excellent long-term investment record enable our retail and institutional businesses to offer more competitive products

that address a wider range of customer needs. By reinforcing and enhancing each other, our businesses also create opportunities to serve customers in new ways, as well as additional sources of growth. As an example, in 2022 we completed the second-largest pension risk transfer transaction in U.S. market history with IBM, providing PGIM with $8 billion in additional assets under management.

Changing our business mix

Despite the challenging market conditions and economic environment of 2022, our businesses remained resilient and well-positioned, and we continued to invest in opportunities with potential for long-term growth. As part of that work, we are continuing to shift the mix of our U.S. Businesses toward higher growth and less market-sensitive products, while transforming our capabilities and cost structure, and expanding our addressable market.

We are changing our business mix through divestitures and, more importantly, through innovation. By offering new and creative product solutions, we are meeting the evolving needs of a broader range of customers. For example, our innovative suite of FlexGuard products is growing in scope and has garnered more than $12 billion in sales since its launch in 2020. Building on that success, in 2022 we introduced FlexGuard Life, which offers a flexible combination of protection, growth and access to meet consumers' changing life insurance needs.

We also continue to invest in our International Businesses. In Japan, our market-leading life insurance companies deliver high-quality service through a differentiated multichannel distribution model. Intent on fueling further growth in Japan, we are expanding our geographic presence and our product portfolio to meet a broader range of customer needs. We continue developing our third-party distribution network in Latin America, particularly in Brazil, where third-party distribution now accounts for about 50% of sales and complements our strong Life Planner channel.

In addition, we are expanding our carefully selected portfolio of businesses in emerging markets. We are investing in regions where customer needs are growing, where we see compelling opportunities to build market-leading operations, and where we can add value.

Achieving cost savings and improved efficiency

The impact of our efforts to transform Prudential into a higher growth and more nimble company is also evident in our achievement of more than $800 million in annual cost savings by the end of 2022. To realize this level of reductions, we assessed every aspect of our company, seeking to streamline and automate how we operate, while investing in advanced technology to improve the experiences of our customers and our employees.

This work has yielded numerous benefits:

- By embracing a hybrid work model, we reduced our office space footprint in the U.S. by 50%, resulting in annual savings of about $50 million.
- Using artificial intelligence, we accelerated underwriting for individual life insurance from 22 days to 22 seconds.
- Thanks to a new digital claims processing capability, we can deliver funds to most customers in six hours versus the six days it previously took to complete transactions.

Our progress reflects the adoption across the company of a mindset of continuous improvement. This approach is helping us identify and execute cost-savings opportunities on an ongoing basis, while sharpening our competitive edge and delivering better customer experiences and next-generation solutions.

Investing for growth and delivering shareholder value

For nearly 150 years, Prudential's Rock Solid® balance sheet and disciplined approach to capital management and deployment have helped our company navigate financial and macroeconomic challenges, and deliver on our promises to our customers and other stakeholders. 2022 was no exception. Consistent with our AA financial strength rating, we have maintained a strong capital position, a high-quality and well-diversified investment portfolio, and highly liquid assets, which totaled $4.5 billion at the end of the year.

As always, we are balancing investing for long-term growth with delivering returns to our shareholders. For example, in 2022 we invested more than $3 billion to drive growth across our businesses, while returning more than $3 billion to our shareholders through dividends and share repurchases. In all, since 2021, we have returned more than $7.5 billion to shareholders.

We are continuing to enhance returns to investors. For 2023, our Board of Directors authorized $1 billion in share repurchases, as well as a 4% dividend increase beginning in the first quarter, representing the 15th consecutive annual increase in our dividend. We remain committed to our long-standing capital management philosophy of increasing shareholder distributions as our company grows.

Committed to our talent, culture and communities

To achieve our vision and create growth over the long term, we must continually strengthen and expand our self-reinforcing business system. As we pursue that objective, we will continue to advance sustainability on multiple fronts.

For us, sustainability means attracting, developing and retaining talented employees who share Prudential's commitment to equity and inclusion. It means maintaining a strong culture of governance and always doing business the right way. It demands we constantly innovate, designing next-generation services and solutions for our customers and clients. It requires us to deliver enhanced value to our shareholders and other stakeholders. And it means caring for our environment and the communities in which we live and work.

Our employees are the cornerstone of our success. That is why attracting, developing and retaining outstanding talent is a top priority. We also remain intent on providing an inclusive workplace that offers equitable compensation, career mobility and opportunities for employees to continuously learn and grow. To that end, we are committed to transparency about our compensation practices and to becoming even more inclusive. For example, in our next annual sustainability report, we again will share data detailing the composition of our U.S. workforce by race, ethnicity and gender, and related compensation metrics.

We initiated this additional reporting so all our stakeholders — including our employees, investors and customers — can measure our progress and hold us accountable. This objective reflects our purpose and unique company culture, which is based on integrity, respect for one another, and celebrating the diverse perspectives and experiences of our employees.

Our commitment to living our purpose also is reflected in our ongoing community involvement and philanthropy, starting in our hometown of Newark, N.J., where Prudential was founded in 1875. Over the past decade, we have invested more than $1.2 billion in Newark to help build thriving neighborhoods across the city and bring financial opportunity to more of its residents. Following the pandemic, we centralized our New Jersey operations in the city as part of our broader commitment as one of its anchor institutions. We also continue to fund improvements to Newark's public spaces and support its cultural, educational and social institutions.

We are also pressing forward to fulfill the commitments we made in 2020 to advance racial equity on behalf of our people, through our businesses, and in society. These commitments reflect our long-standing efforts to drive social progress, close the racial wealth gap, and help build more vibrant and inclusive communities around the world.

Confident in our purpose, vision and strategy

In 2022, despite an unpredictable and rapidly evolving environment, we advanced our transformation, seized growth opportunities, and stayed focused on serving our customers. Working together, Prudential's nearly 40,000 employees will continue to build on the progress we made, challenging ourselves to help more customers achieve financial resiliency and deliver increased value to our stakeholders.

Prudential's history — stretching back almost 150 years — is a proud reminder of what we can achieve. Time and again, we have shown we have the foresight and financial strength required to navigate whatever challenges come our way, while continuing to invest for the future.

As we look to 2023, we remain grounded in our purpose, confident in our vision and strategy, and optimistic about the opportunities ahead.

Charles F. Lowrey
Chairman and Chief Executive Officer

PRUDENTIAL OFFICERS AND DIRECTORS (as of March 23, 2023)

EXECUTIVE OFFICERS

Charles F. Lowrey
Chairman and Chief Executive Officer

Robert M. Falzon
Vice Chairman

Lucien A. Alziari
Executive Vice President and Chief Human Resources Officer

Stacey Goodman
Executive Vice President and Chief Information Officer

Caroline Feeney
Executive Vice President and Head of U.S. Businesses

Ann M. Kappler
Executive Vice President and General Counsel

Andrew F. Sullivan
Executive Vice President, Head of International Businesses and Global Investment Management

Kenneth Y. Tanji
Executive Vice President and Chief Financial Officer

Timothy L. Schmidt
Senior Vice President and Chief Investment Officer

Candace J. Woods
Senior Vice President and Chief Actuary

BOARD OF DIRECTORS

Gilbert F. Casellas
Former Chairman, OMNITRU

Robert M. Falzon
Vice Chairman, Prudential Financial, Inc.

Martina T. Hund-Mejean
Former Chief Financial Officer, Mastercard Worldwide

Wendy E. Jones
Former Senior Vice President, Global Operations, eBay, Inc.

Karl J. Krapek
Former President and Chief Operating Officer, United Technologies Corporation

Peter R. Lighte
Former Vice Chairman of J.P. Morgan Corporate Bank and Founding Chairman of J.P. Morgan Chase Bank, China

Charles F. Lowrey
Chairman and Chief Executive Officer, Prudential Financial, Inc.

Sandra Pianalto
Former President and Chief Executive Officer, Federal Reserve Bank of Cleveland

Christine A. Poon
Former Dean and John W. Berry, Sr. Chair in Business at The Fisher College of Business at The Ohio State University

Douglas A. Scovanner
Founder and Managing Member, Comprehensive Financial Strategies, LLC

Michael A. Todman
Former Vice Chairman, Whirlpool Corporation

SHAREHOLDER INFORMATION

Corporate Headquarters
Prudential Financial, Inc.
751 Broad Street, Newark, NJ 07102
973-802-6000

Stock Exchange Listing
The Common Stock of Prudential Financial, Inc. is traded on the New York Stock Exchange under the symbol “PRU.”

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Annual Meeting
Shareholders are invited to attend Prudential Financial, Inc.’s annual meeting, which will be held on May 9, 2023, beginning at 2:00 p.m. at our offices located at 751 Broad Street, Newark, New Jersey. Additional information about the meeting can be found in the proxy statement.

Information about Prudential Financial, Inc.
You may access our news releases, financial information and reports filed with the Securities and Exchange Commission (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, and our Current Reports on Form 8-K and any amendments to those forms) online at **www.investor.prudential.com**. Copies of current documents on our website are available without charge, and reports filed with or furnished to the Securities and Exchange Commission will be available as soon as reasonably practicable after they are filed with or furnished to the Commission.

Investor Relations
Institutional investors, analysts and other members of the professional financial community can contact our Investor Relations department via e-mail at investor.relations@prudential.com, or by visiting the Investor Relations website at **www.investor.prudential.com**.

Visit Prudential Financial, Inc. Online
For more information about our corporate governance, as well as to access information for shareholders and information about our company, visit our website at **www.prudential.com/governance**.

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FINANCIAL HIGHLIGHTS

Prudential Financial, Inc.

In millions, except per share amounts *For the years ended December 31,*	**2022**	**2021**	**2020**
RESULTS BASED ON ADJUSTED OPERATING INCOME (A)			
Revenues	$61,691	$59,781	$52,282
Benefits and expenses	57,041	52,480	47,332
Adjusted operating income before income taxes	$4,650	$7,301	$4,950
Operating return on average equity (B)	9.1%	14.3%	10.1%
GAAP RESULTS			
Revenues	$60,050	$70,934	$57,033
Benefits and expenses	61,826	61,553	57,356
Income (loss) before income taxes and equity in earnings of operating joint ventures	$(1,776)	$9,381	$(323)
Return on average equity (B)	-4.3%	12.4%	-0.6%
EARNINGS PER SHARE OF COMMON STOCK – diluted			
Adjusted operating income after income taxes	$9.46	$14.58	$9.72
Reconciling items:			
Realized investment gains (losses), net, and related charges and adjustments	(16.55)	4.17	(10.81)
Other reconciling items	(0.44)	1.20	(2.60)
Total reconciling items, before income taxes	(16.99)	5.37	(13.41)
Income taxes, not applicable to adjusted operating income	(3.60)	0.44	(2.69)
Total reconciling items, after income taxes	(13.39)	4.93	(10.72)
Net Income (loss) attributable to Prudential Financial, Inc. (after-tax)	$(3.93)	$19.51	$(1.00)

Prudential Financial, Inc.

In millions, unless otherwise noted *As of or for the years ended December 31,*	**2022**	**2021**	**2020**
GAAP RESULTS			
Total revenues	$60,050	$70,934	$57,033
Net Income (loss) (after-tax)	$(1,462)	$7,794	$(146)
Less: Income (loss) attributable to noncontrolling interests	(24)	70	228
Net income (loss) attributable to Prudential Financial, Inc. (after-tax)	$(1,438)	$7,724	$(374)
FINANCIAL POSITION			
Invested assets	$417,441	$492,199	$553,620
Total assets	$689,917	$937,582	$940,722
Prudential Financial, Inc. equity	$16,250	$61,876	$67,425
Assets under management *(in billions)*	$1,377	$1,742	$1,721

Adjusted Operating Income[A] and Income (Loss) from Operations

(pre-tax, in millions)


Adjusted operating income
Income (loss) before income taxes and equity in earnings of operating joint ventures (GAAP)
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$(2,000)
2020
2021
2022

Adjusted Operating Revenues[A] and GAAP Revenues

(in billions)


Adjusted operating revenues
Revenues (GAAP)
$80
$60
$40
$20
$0
2020
2021
2022

Assets Under Management

(in billions)


$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
2020
2021
2022

Operating Return on Average Equity[B] and Return on Average Equity[B]


Operating return on average equity
Return on average equity
20.0%
15.0%
10.0%
5.0%
0%
-5.0%
2020
2021
2022

Consolidated adjusted operating income and adjusted book value, as well as operating return on average equity, which is based on adjusted operating income and adjusted book value, are non-GAAP measures. Reconciliations of these measures to the most directly comparable GAAP measures are included in this Annual Report.

We believe that our use of these non-GAAP measures helps investors understand and evaluate the Company's performance and financial position. The presentation of adjusted operating income as we measure it for management purposes enhances the understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our businesses. Trends in the underlying profitability of our businesses can be more clearly identified without the fluctuating effects of the items described below. Adjusted book value augments the understanding of our financial position by providing a measure of net worth that is primarily attributable to our business operations separate from the portion that is affected by capital and currency market conditions, and by isolating the accounting impact associated with insurance liabilities that are generally not marked to market and the supporting investments that are marked to market through accumulated other comprehensive income under GAAP. Operating return on average equity, which is based on adjusted operating income and adjusted book value, is a useful measure of the operating return the Company achieves in relation to the capital available to our businesses. However, these non-GAAP measures are not substitutes for income, equity, and return on average equity determined in accordance with GAAP, and the adjustments made to derive these measures are important to an understanding of our overall results of operations and financial position.

(A) Adjusted operating income is a non-GAAP measure used by the Company to evaluate segment performance and to allocate resources. Adjusted operating income excludes "Realized investment gains (losses), net," as adjusted, and related charges and adjustments. A significant element of realized investment gains and losses are impairments and credit-related and interest rate-related gains and losses. Impairments and losses from sales of credit-impaired securities, the timing of which depends largely on market credit cycles, can vary considerably across periods. The timing of other sales that would result in gains or losses, such as interest rate-related gains or losses, is largely subject to our discretion and influenced by market opportunities as well as our tax and capital profile. Realized investment gains (losses) within certain businesses for which such gains (losses) are a principal source of earnings, and those associated with terminating hedges of foreign currency earnings and current period yield adjustments, are included in adjusted operating income. Adjusted operating income generally excludes realized investment gains and losses from products that contain embedded derivatives, and from associated derivative portfolios that are part of an asset-liability management program related to the risk of those products. Adjusted operating income also excludes gains and losses from changes in value of certain assets and liabilities relating to foreign currency exchange movements that have been economically hedged or considered part of our capital funding strategies for our international subsidiaries, as well as gains and losses on certain investments that are designated as trading. Adjusted operating income also excludes investment gains and losses on assets supporting experience-rated contractholder liabilities and changes in experience-rated contractholder liabilities due to asset value changes, because these recorded changes in asset and liability values are expected to ultimately accrue to contractholders. Additionally, adjusted operating income excludes the changes in fair value of equity securities that are recorded in net income. Adjusted operating income excludes market experience updates, reflecting the immediate impacts in current period results from changes in current market conditions on estimates of profitability, which we believe enhances the understanding of underlying performance trends. Adjusted operating income also excludes the results of Divested and Run-off Businesses, which are not relevant to our ongoing operations, and discontinued operations and earnings attributable to noncontrolling interests, each of which is presented as a separate component of net income under GAAP. Additionally, adjusted operating income excludes other items, such as certain components of the consideration for acquisitions, which are recognized as compensation expense over the requisite service periods, changes in the fair value of contingent consideration, and goodwill impairments. Earnings attributable to noncontrolling interests is presented as a separate component of net income under GAAP and excluded from adjusted operating income. The tax effect associated with pre-tax adjusted operating income is based on applicable IRS and foreign tax regulations inclusive of pertinent adjustments.

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of results based on adjusted operating income, and the Consolidated Financial Statements for a reconciliation of results based on adjusted operating income to GAAP results.

(B) Operating return on average equity (based on adjusted operating income) is a non-GAAP measure and represents adjusted operating income after-tax divided by average adjusted book value. Adjusted book value is calculated as total equity (GAAP book value) excluding accumulated other comprehensive income (loss) and the cumulative effect of foreign currency exchange rate remeasurements and currency translation adjustments corresponding to realized investment gains and losses. These items are excluded in order to highlight the book value attributable to our core business operations separate from the portion attributable to external and potentially volatile capital and currency market conditions. The comparable GAAP measure to operating return on average equity is return on average equity which is based on net income and GAAP book value. See chart below for a reconciliation between adjusted book value and GAAP book value.

As of December 31,	**2022**	**2021**	**2020**
		(in millions)	
GAAP book value at end of period	$16,250	$61,876	$67,425
Less: Accumulated other comprehensive income	(19,827)	21,324	30,738
Less: Cumulative effect of remeasurement of foreign currency [1]	(723)	(1,164)	(1,399)
Adjusted book value	$36,800	$41,716	$38,086

(1) Includes the cumulative impact of net gains and losses resulting from foreign currency exchange rate remeasurement and associated realized investment gains and losses included in net income (loss) and currency translation adjustments corresponding to realized investment gains and losses.

Annuities and Life Insurance are issued by The Prudential Insurance Company of America or Pruco Life Insurance Company or in New York, by Pruco Life Insurance Company of New Jersey, all located in Newark, NJ. All are Prudential Financial companies and each is solely responsible for its own financial condition and contractual obligations.

Securities products and services are offered through: Pruco Securities, LLC or Prudential Investment Management Services LLC, both members SIPC and located in Newark, NJ, or Prudential Annuities Distributors, Inc., located in Shelton, CT. All are Prudential Financial companies.

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© 2023 Prudential Financial, Inc. and its related entities. Prudential, the Prudential logo and the Rock symbol are service marks of Prudential Financial and its related entities, registered in many jurisdictions worldwide.

FINANCIAL SECTION

TABLE OF CONTENTS

	Page Number
Forward-Looking Statements	9
Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Quantitative and Qualitative Disclosures About Market Risk	87
Consolidated Financial Statements:	
Management's Annual Report on Internal Control Over Financial Reporting	92
Report of Independent Registered Public Accounting Firm	93
Consolidated Statements of Financial Position as of December 31, 2022 and 2021	97
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020	98
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	99
Consolidated Statements of Equity for the years ended December 31, 2022, 2021 and 2020	100
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	101
Notes to Consolidated Financial Statements	103
Market for Registrant's Common Equity and Related Stockholder Matters	228

Throughout this Annual Report, "Prudential Financial" refers to Prudential Financial, Inc., the ultimate holding company for all of our companies. "Prudential Insurance" refers to The Prudential Insurance Company of America. "Prudential," the "Company," "we" and "our" refer to our consolidated operations.

FORWARD-LOOKING STATEMENTS

Certain of the statements included in this Annual Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "includes," "plans," "assumes," "estimates," "projects," "intends," "should," "will," "shall" or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future developments and their potential effects upon Prudential Financial, Inc. and its subsidiaries. There can be no assurance that future developments affecting Prudential Financial, Inc. and its subsidiaries will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including, among others: (1) rapidly rising interest rates and equity market declines and their impact on our liquidity, capital positions, cash flows, results of operations and financial position; (2) losses on investments or financial contracts due to deterioration in credit quality or value, or counterparty default; (3) losses on insurance products due to mortality experience, morbidity experience or policyholder behavior experience that differs significantly from our expectations when we price our products; (4) changes in interest rates, equity prices and foreign currency exchange rates that may (a) adversely impact the profitability of our products, the value of separate accounts supporting these products or the value of assets we manage, (b) result in losses on derivatives we use to hedge risk or increase collateral posting requirements and (c) limit opportunities to invest at appropriate returns; (5) guarantees within certain of our products which are market sensitive and may decrease our earnings or increase the volatility of our results of operations or financial position; (6) liquidity needs resulting from (a) derivative collateral market exposure, (b) asset/liability mismatches, (c) the lack of available funding in the financial markets or (d) unexpected cash demands due to severe mortality calamity or lapse events; (7) financial or customer losses, or regulatory and legal actions, due to inadequate or failed processes or systems, external events, and human error or misconduct such as (a) disruption of our systems and data, (b) an information security breach, (c) a failure to protect the privacy of sensitive data, (d) reliance on third-parties or (e) labor and employment matters; (8) changes in the regulatory landscape, including related to (a) financial sector regulatory reform, (b) changes in tax laws, (c) fiduciary rules and other standards of care, (d) U.S. state insurance laws and developments regarding group-wide supervision, capital and reserves, (e) insurer capital standards outside the U.S. and (f) privacy and cybersecurity regulation; (9) technological changes which may adversely impact companies in our investment portfolio or cause insurance experience to deviate from our assumptions; (10) an inability to protect our intellectual property rights or claims of infringement of the intellectual property rights of others; (11) ratings downgrades; (12) market conditions that may adversely affect the sales or persistency of our products; (13) competition; (14) reputational damage; (15) the costs, effects, timing, or success of our plans to execute our strategy; and (16) the risks related to COVID-19 could reemerge. Prudential Financial, Inc. does not undertake to update any particular forward-looking statement included in this document. See "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K for discussion of certain risks relating to our businesses and investment in our securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain of the statements included in this section constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based on management's current expectations and beliefs concerning future developments and their potential effects upon Prudential Financial, Inc. and its subsidiaries. Prudential Financial, Inc.'s actual results may differ, possibly materially, from expectations or estimates reflected in such forward-looking statements. Certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements can be found in the "Forward-Looking Statements" included in this Annual Report, as well as the "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K.

Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, discussions related to the results of operations for the year ended December 31, 2021 in comparison to the year ended December 31, 2020 have been omitted. For such omitted discussions, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Overview

We have operations primarily in the United States of America ("U.S."), Asia, Europe and Latin America. Through our subsidiaries and affiliates, we offer a wide array of financial products and services, including life insurance, annuities, retirement solutions, mutual funds and investment management. We offer these products and services to individual and institutional customers through one of the largest distribution networks in the financial services industry.

In October 2021, we announced the creation of Retirement Strategies, a new U.S. business that would serve the retirement needs of both our institutional and individual customers by bringing the institutional investment and pension solutions offered through our Retirement business together with the financial solutions and capabilities of our Individual Annuities business. Commencing with the second quarter of 2022, this new structure has been fully operationalized; therefore, the results of our former Retirement segment (now known as the "Institutional Retirement Strategies" operating segment) and our former Individual Annuities segment (now known as the "Individual Retirement Strategies" operating segment) have been aggregated into the Retirement Strategies segment. Prior periods have been updated to conform to this new presentation.

Our principal operations consist of PGIM (our global investment management business), our U.S. Businesses (consisting of our Retirement Strategies, Group Insurance, Individual Life and Assurance IQ businesses), our International Businesses, the Closed Block division, and our Corporate and Other operations. The Closed Block division is accounted for as a divested business that is reported separately from the Divested and Run-off Businesses that are included in Corporate and Other. Divested and Run-off Businesses are composed of businesses that have been, or will be, sold or exited, including businesses that have been placed in wind-down status that do not qualify for "discontinued operations" accounting treatment under generally accepted accounting principles in the United States of America ("U.S. GAAP"). Our Corporate and Other operations include corporate items and initiatives that are not allocated to business segments as well as the Divested and Run-off Businesses described above. See "Business—" included in Prudential Financial's 2022 Annual Report on Form 10-K for a description of our sources of revenue and details on how our profitability is impacted. In addition, our profitability is impacted by our ability to effectively deploy capital, utilize our tax capacity and manage expenses.

Management expects that results in 2023 will continue to benefit from our differentiated mix of market-leading businesses that complement each other to provide competitive advantages, earnings diversification and capital benefits from a balanced risk profile. We believe we are well-positioned to tap into market opportunities to meet the evolving needs of individual customers, workplace clients, and society at large. Our mix of high-quality protection, retirement and investment management businesses enables us to offer solutions that cover a broad range of financial needs and to engage with our clients through multiple channels. We aim to expand our addressable market, build deeper and longer-lasting relationships with customers and clients, and meaningfully improve their financial wellness.

In order to become more competitive, we are working to enhance the experience of our customers and the capabilities of our businesses, which we expect will improve margins. In 2019, we launched programs in pursuit of these objectives that have resulted and will continue to result in multi-year investments in technology and employee reskilling, as well as severance and related charges. In 2022, we incurred approximately $145 million of costs in connection with these programs. We expect these programs will generate significant expense efficiencies over several years that will mitigate the impact from increases in other expenses due to inflation and business growth initiatives. As of December 31, 2022, we have exceeded $750 million of annual run-rate cost savings, one year ahead of our target date.

COVID-19

Since the first quarter of 2020, the COVID-19 pandemic has caused extreme stress and disruption in the global economy and financial markets and elevated mortality and morbidity for the global population. The COVID-19 pandemic impacted our results of operations in the current period and could continue to impact our results of operations in future periods.

Throughout the pandemic, COVID-19 had a significant net negative impact on our underwriting results, reflecting unfavorable mortality and morbidity impacts in our Group Insurance, Individual Life and International businesses, partially offset by favorable

mortality impacts in the Institutional portion of our Retirement Strategies business. Beginning with the third quarter of 2022, the Company has embedded COVID-19 considerations within its best estimate assumptions of future expected mortality impacts for its applicable businesses. The ultimate impact on our underwriting results, however, will continue to depend on various factors including: an insured's age; geographic concentration; insured versus uninsured populations among the fatalities; the transmissibility and virulence of the virus, including the potential for further mutation; and the ongoing acceptance and efficacy of the vaccines and other therapeutics.

In addition, other COVID-19 related impacts are discussed in the following sections of this document:

- *Business Outlooks.* See "—Outlook" for a discussion of specific outlook considerations for each of our businesses, including any impacts related to COVID-19.
- *Results of Operations by Segment.* See "—Results of Operations by Segment" for a discussion of COVID-19 impacts on segment results, where applicable.
- *Risk Management.* See "—Risk Management—COVID-19" for a discussion of our risk management framework and its incorporation of pandemic stress scenarios.
- *Risk Factors.* See "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K for a discussion of the risks to our businesses posed by the COVID-19 pandemic.

Outlook

We feel confident about our prospects for the future based on the foundation of our integrated and complementary businesses. We plan to continue our transformation towards becoming less market-sensitive, including efforts to further de-risk, such as through reinsurance transactions, and to deliver sustainable long-term growth, including through investing in products and solutions that meet the evolving needs of our customers. Our plan remains to reallocate capital across the businesses with the intention of increasing the earnings contribution from our higher-growth businesses and reducing capital allocated to lower-growth, more capital-intensive businesses.

Specific outlook considerations for each of our businesses include the following:

- *PGIM.* Our global investment management business, PGIM, is focused on maintaining strong investment performance while leveraging the scale of its approximately $1.228 trillion of assets under management and diversified global operations. We are broadening our distribution channels and asset management capabilities through acquisitions and organic initiatives to better serve our clients and support growth. In addition to serving third-party clients, we provide our U.S. and International businesses with a competitive advantage through our investment expertise across a broad array of asset classes, including public and private asset class capabilities. Underpinning our growth strategy is our ability to continue to deliver robust investment performance and to attract and retain high-caliber investment talent.

  There remain risks to earnings across the asset management industry as adverse changes in market conditions (e.g., market declines, higher rates or credit spread widening) could lead to lower fee-based revenues, incentive fees taking longer to be realized and losses in our seed and co-investments. An economic downturn could also have impacts on real estate prices as well as transaction volumes in certain private asset classes. We believe PGIM's uniquely diversified global platform is well positioned to be resilient in the face of market and industry headwinds.
- *Retirement Strategies.* We remain focused on helping customers meet their investment and retirement needs. Consistent with the Company's strategy of becoming higher growth and less market sensitive, the sales of our Full Service Retirement business and a portion of our traditional variable annuity block of business were completed in the second quarter of 2022. See Note 1 to the Consolidated Financial Statements for additional information regarding these dispositions. Our remaining Institutional Retirement Strategies business continues to be focused on providing products that respond to the needs of plan sponsors, retirees, and annuitants to manage risk and control their benefit costs while maintaining appropriate pricing and return expectations under changing market conditions. We expect our differentiated capabilities and demonstrated execution to drive our business momentum in the Pension Risk Transfer and International Reinsurance markets; however, we expect that growth will not be linear due to the episodic nature of these transactions. In Individual Retirement Strategies, we continue to execute on our strategy to pivot to less interest rate-sensitive products to ensure we realize appropriate returns within the current economic environment. We expect to continue to shift our focus to products that provide protected outcomes for our customers across a wide range of economic environments through simpler, technology-enabled channels. We expect account values, fee income, and spread income to be impacted by volatile market conditions.
- *Group Insurance.* We are a leading group benefits provider with a focus on further diversifying our portfolio by expanding our Premier and Association segments and growing voluntary supplemental health, while maintaining leadership in the National segment.
- *Individual Life.* We continue to focus on making life insurance solutions more accessible to financial professionals and direct customers by providing a broad product portfolio, including growing the amount of accumulation and simplified protection product options, coupled with our multi-channel distribution capabilities. We have taken pricing and product actions to ensure we realize appropriate returns for the current economic environment and to diversify our product mix to further limit our sensitivity to interest rates.
- *Assurance IQ.* We remain focused on expanding our addressable market and increasing access to more retail customers through our agent and digital channels. We continue to expand carriers and product offerings on our platform in an effort to meet our customers' evolving needs.

- *International Businesses.* We remain focused on meeting customers' protection and financial needs as well as maintaining the underlying strength of our distribution channels. Our strategy is to maintain and strengthen our position in Japan while expanding our footprint in select high-growth emerging markets. We believe our needs-based selling and death protection focus are even more valuable to consumers based on the global experience of COVID-19 and will help support the continued long-term growth of our businesses. We continue to invest in our existing businesses and regularly assess acquisition opportunities to build scale and complement our businesses in support of our long-term growth. We recently expanded into South Africa by acquiring a 33% ownership interest in Alexander Forbes Group Holdings Limited.

Industry Trends

Our U.S. and International Businesses are impacted by financial markets, economic conditions, regulatory oversight, and a variety of trends that affect the industries in which we compete.

Financial and Economic Environment:

- *U.S. Businesses.* As discussed further under "—Impact of Changes in the Interest Rate Environment" below, interest rates in the U.S. have experienced a sustained period of historically low levels, followed by a sharp rise in 2022. We expect that a continued level of higher interest rates will benefit our results over time. We continue to monitor current market conditions and the impact to our businesses from slowing or negative economic growth. In addition, we are subject to financial impacts associated with movements in equity markets and the evolution of the credit cycle as discussed in "—Segment Results of Operations", where applicable, and more broadly in "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K.
- *International Businesses.* Our International Businesses' operations, especially in Japan, have operated in a low interest rate environment for many years, as discussed under "—Impact of Changes in the Interest Rate Environment" below, and these low interest rates negatively impact our net investment spread results and reinvestment yields. In addition, we are subject to financial impacts associated with movements in foreign currency rates, particularly the Japanese yen. Fluctuations in the value of the yen can impact the relative attractiveness to customers of both yen-denominated and non-yen denominated products thereby impacting both sales and surrenders. In addition, we are subject to financial impacts associated with movements in equity markets and the evolution of the credit cycle as discussed in "—Segment Results of Operations", where applicable, and more broadly in "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K.

Demographics:

- *U.S. Businesses.* Customer demographics continue to evolve and new opportunities present themselves in different consumer segments such as the millennial and multicultural markets. Consumer expectations and preferences are changing. We believe existing and potential customers are increasingly looking for cost-effective solutions that they can easily understand and access through technology-enabled devices. At the same time, income protection, wealth accumulation and the needs of retiring baby boomers are continuing to shape the insurance industry. A persistent retirement security gap exists in terms of both savings and protection. Despite the ongoing shift of the risk and responsibility of retirement savings from employers to employees, employers are increasingly focusing on the financial wellness of their employees.
- *International Businesses.* Japan has an aging population as well as a large pool of household assets invested in low-yielding deposit and savings vehicles. The aging of Japan's population, along with strains on government pension and healthcare programs, have led to a growing demand for products that provide financial solutions for retirement and wealth transfer, as well as for health-related products.

Regulatory Environment. See "Business—Regulation" included in Prudential Financial's 2022 Annual Report on Form 10-K for a discussion of regulatory developments that may impact the Company and the associated risks.

Competitive Environment. See "Business—" included in Prudential Financial's 2022 Annual Report on Form 10-K for a discussion of the competitive environment and the basis on which we compete in each of our segments.

Current Market Conditions

Geopolitical risk, rapidly rising interest rates and significant equity market declines, as we saw throughout 2022, among other factors, adversely impact our liquidity and capital positions, cash flows, results of operations, and financial position. The statutory capital of certain of our insurance subsidiaries will also be negatively affected by increased reserve requirements due to our annual update of actuarial assumptions and other refinements, particularly in our Individual Life business, and will be negatively affected by asymmetrical and non-economic statutory accounting impacts from rising rates. As we navigate through the current environment, we may take actions consistent with our risk and capital frameworks, as necessary, to preserve our liquidity and capital positions. For additional information on how these conditions may also impact our income taxes, see Note 16 to the Consolidated Financial Statements.

Impact of Changes in the Interest Rate Environment

As a global financial services company, market interest rates are a key driver of our liquidity and capital positions, cash flows, results of operations and financial position. Changes in interest rates can affect these in several ways, including favorable or adverse impacts to:

- investment-related activity, including: investment income returns, net investment spread results, new money rates, mortgage loan prepayments and bond redemptions;

- the valuation of fixed income investments and derivative instruments;
- collateral posting requirements, hedging costs and other risk mitigation activities;
- customer account values and assets under management, including their impacts on fee-related income;
- insurance reserve levels, market experience true-ups and amortization of both deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- policyholder behavior, including surrender or withdrawal activity;
- product offerings, design features, crediting rates and sales mix; and
- the fair value of, and possible impairments on, intangible assets such as goodwill.

See "—Current Market Conditions" above, for how rapidly rising interest rates, among other factors, adversely impact the Company's financial results. For additional information regarding interest rate risks, see "Risk Factors—Market Risk" included in Prudential Financial's 2022 Annual Report on Form 10-K.

See below for a discussion of the current interest rate environment and its impact to net investment spread in our U.S. and Japanese operations along with the composition of their insurance liabilities and policyholder account balances.

U.S. Operations excluding the Closed Block Division

While interest rates in the U.S. have experienced a sustained period of historically low levels in recent years, rates increased throughout 2022 and our average reinvestment yield is generally now exceeding our current average portfolio yield.

In order to manage the impacts that changes in interest rates have on our net investment spread, we employ a proactive asset/liability management program, which includes strategic asset allocation and hedging strategies within a disciplined risk management framework. These strategies seek to match the characteristics of our products, and to closely approximate the interest rate sensitivity of the assets with the estimated interest rate sensitivity of the product liabilities. Our asset/liability management program also helps manage duration gaps, currency and other risks between assets and liabilities through the use of derivatives. We adjust this dynamic process as products change, as customer behavior changes and as changes in the market environment occur. As a result, our asset/liability management process has permitted us to manage the interest rate risk associated with our products through several market cycles. Our interest rate exposure is also mitigated by our business mix, which includes lines of business for which fee-based and insurance underwriting earnings play a more prominent role in product profitability. We also regularly examine our product offerings and their profitability. As a result, we may reprice certain products and discontinue sales of other products that do not meet our profit expectations.

The portion of the general account supporting our U.S. Businesses and our Corporate and Other operations has approximately $178 billion of fixed maturity securities and commercial mortgage loans (based on net carrying value) as of December 31, 2022, with an average portfolio yield of approximately 4.3%. For the portion of the general account attributable to these operations, we estimate annual principal payments and prepayments that we would be required to reinvest to be approximately 7.7% of the fixed maturity security and commercial mortgage loan portfolios through 2024.

Included in the $178 billion of fixed maturity securities and commercial mortgage loans are approximately $142 billion that are subject to call or redemption features at the issuer's option and have a weighted average interest rate of approximately 4%. Of this $142 billion, approximately 55% contain provisions for prepayment premiums. Future operating results will be impacted by (i) the reinvestment of scheduled payments or prepayments (not subject to a prepayment fee) at different rates compared to the current portfolio yield, including in some cases at rates below those guaranteed under our insurance contracts, and (ii) our utilization of other asset/liability management strategies, as described above, in order to maintain favorable net investment spread.

The following table sets forth the insurance liabilities and policyholder account balances of our U.S. operations excluding the Closed Block Division, by type, for the date indicated:

	As of December 31, 2022
	(in billions)
Long-duration insurance products with fixed and guaranteed terms	$156
Contracts with adjustable crediting rates subject to guaranteed minimums	36
Participating contracts where investment income risk ultimately accrues to contractholders	2
Total	$194

The $156 billion above relates to long-duration products such as group annuities, structured settlements and other insurance products that have fixed and guaranteed terms. We seek to manage the impact of changes in interest rates on these contracts through asset/liability management, as discussed above.

The $36 billion above relates to contracts with crediting rates that may be adjusted over the life of the contract, subject to guaranteed minimums. Although we may have the ability to lower crediting rates for those contracts above guaranteed minimums, our willingness to

do so may be limited by competitive pressures. The following table sets forth the related account values by range of guaranteed minimum crediting rates and the related range of the difference, in basis points ("bps"), between rates being credited to contractholders as of December 31, 2022, and the respective guaranteed minimums.

	Account Values with Adjustable Crediting Rates Subject to Guaranteed Minimums:					
	At guaranteed minimum	1-49 bps above guaranteed minimum	50-99 bps above guaranteed minimum	100-150 bps above guaranteed minimum	Greater than 150 bps above guaranteed minimum	Total
	($ in billions)					
Range of Guaranteed Minimum Crediting Rates:						
Less than 1.00%	$ 1.0	$0.9	$0.0	$0.0	$0.0	$ 1.9
1.00%—1.99%	1.2	0.1	0.1	0.9	2.5	4.8
2.00%—2.99%	1.1	0.0	1.6	1.6	2.8	7.1
3.00%—4.00%	18.5	0.0	1.9	0.5	0.2	21.1
Greater than 4.00%	0.8	0.0	0.0	0.0	0.0	0.8
Total(1)	$22.6	$1.0	$3.6	$3.0	$5.5	$35.7
Percentage of total	63%	3%	10%	9%	15%	100%

(1) Includes approximately $0.2 billion related to contracts that impose a market value adjustment if the invested amount is not held to maturity.

The remaining $2 billion of insurance liabilities and policyholder account balances in these operations relates to participating contracts for which the investment income risk is expected to ultimately accrue to contractholders. The crediting rates for these contracts are periodically adjusted based on the return earned on the related assets.

Closed Block Division

Substantially all of the $49 billion of general account assets in the Closed Block division support obligations and liabilities relating to the Closed Block policies only. See Note 15 to the Consolidated Financial Statements for additional information regarding the Closed Block.

Japanese Operations

Japan has experienced a low interest rate environment for many years. In recent years, the Bank of Japan's monetary policy has resulted in even lower and, at times, negative yields for certain tenors of government bonds; however, their monetary policy was eased in the fourth quarter of 2022, which led to an increase in rates.

In order to manage, to the extent possible, the impact that the current interest rate environment has on our net investment spread, our Japanese operations employ a proactive asset/liability management program. We continue to purchase long-term bonds with tenors of 30 years or greater. We also regularly examine our product offerings and their profitability. As a result, we may reprice certain products, adjust commissions for certain products and discontinue sales of other products that do not meet our profit expectations. Additionally, our diverse product portfolio in terms of currency mix and premium payment structure allows us to further manage any impacts from changes in the interest rate environment. Our Japanese operations have continued to invest in U.S. dollar-denominated assets supporting our U.S. dollar-denominated product portfolio, which has now driven average reinvestment rates to exceed current average portfolio rates. For additional information regarding sales within these operations, see "—International Businesses—Sales Results," below.

The portion of the general account supporting our Japanese operations has approximately $152 billion of fixed maturity securities and commercial mortgage loans (based on net carrying value) as of December 31, 2022, with an average portfolio yield of approximately 2.6%. For the portion of the general account attributable to these operations, we estimate annual principal payments and prepayments that we would be required to reinvest to be approximately 6.4% of the fixed maturity security and commercial mortgage loan portfolios through 2024.

Included in the $152 billion of fixed maturity securities and commercial mortgage loans are approximately $16 billion that are subject to call or redemption features at the issuer's option and have a weighted average interest rate of approximately 4%. Of this $16 billion, approximately 7% contain provisions for prepayment premiums. Future operating results will be impacted by (i) the reinvestment of scheduled payments or prepayments (not subject to a prepayment fee) at different rates compared to the current portfolio yield, including in some cases at rates below those guaranteed under our insurance contracts, and (ii) our utilization of other asset/liability management strategies, as described above, in order to maintain favorable net investment spread.

The following table sets forth the insurance liabilities and policyholder account balances of our Japanese operations, by type, for the date indicated:

	As of December 31, 2022
	(in billions)
Insurance products with fixed and guaranteed terms	$130
Contracts with a market value adjustment if invested amount is not held to maturity	25
Contracts with adjustable crediting rates subject to guaranteed minimums	10
Total	$165

The $130 billion is primarily comprised of long-duration insurance products that have fixed and guaranteed terms, for which underlying assets may have to be reinvested at interest rates that are lower than current portfolio yields. The remaining insurance liabilities and policyholder account balances include $25 billion related to contracts that impose a market value adjustment if the invested amount is not held to maturity and $10 billion related to contracts with crediting rates that may be adjusted over the life of the contract, subject to guaranteed minimums. Most of the current crediting rates on these contracts, however, are at or near contractual minimums. Although we have the ability in some cases to lower crediting rates for those contracts that are above guaranteed minimum crediting rates, the majority of this business has interest crediting rates that are determined by formula.

Results of Operations

Consolidated Results of Operations

The following table summarizes net income (loss) for the periods presented:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Revenues	$60,050	$70,934	$57,033
Benefits and expenses	61,826	61,553	57,356
Income (loss) before income taxes and equity in earnings of operating joint ventures	(1,776)	9,381	(323)
Income tax expense (benefit)	(370)	1,674	(81)
Income (loss) before equity in earnings of operating joint ventures	(1,406)	7,707	(242)
Equity in earnings of operating joint ventures, net of taxes	(56)	87	96
Net income (loss)	(1,462)	7,794	(146)
Less: Income attributable to noncontrolling interests	(24)	70	228
Net income (loss) attributable to Prudential Financial, Inc.	$ (1,438)	$ 7,724	$ (374)

2022 to 2021 Annual Comparison. The $9,162 million decrease in "Net income (loss) attributable to Prudential Financial, Inc." reflected the following notable items on a pre-tax basis:

- $6,878 million unfavorable variance from realized investment gains (losses), net, and related charges and adjustments for PFI, excluding the impact of the hedging program associated with certain variable annuities;
- $2,651 million unfavorable variance from lower adjusted operating income from our business segments, including an unfavorable net impact from our annual reviews and update of assumptions and other refinements, primarily within the Individual Life business, and the absence of a gain from the sale of the Company's 35% ownership stake in Pramerica SGR recorded in the prior year period, partially offset by a gain from the sale of PALAC;
- $950 million unfavorable variance reflecting the impact from changes in the value of our embedded derivatives and related hedge positions, net of DAC and other costs, associated with certain variable annuities; and
- $879 million unfavorable variance reflecting lower results from our Divested and Run-off Businesses in the current year period, partially offset by a gain from the sale of our Full Service Retirement business.

Partially offsetting these decreases in "Net income (loss) attributable to Prudential Financial, Inc." was a $2,044 million favorable variance from income taxes reflecting the decrease in pre-tax earnings.

Segment Results of Operations

We analyze the performance of our segments and Corporate and Other operations using a measure of segment profitability called adjusted operating income. See "—Segment Measures" for a discussion of adjusted operating income and its use as a measure of segment operating performance.

Shown below are the adjusted operating income contributions of each segment and Corporate and Other operations for the periods indicated and a reconciliation of this segment measure of performance to "Income (loss) before income taxes and equity in earnings of operating joint ventures" as presented in the Consolidated Statements of Operations.

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Adjusted operating income before income taxes by segment:			
PGIM	$ 843	$ 1,643	$ 1,262
U.S. Businesses:			
Retirement Strategies	4,223	4,079	2,855
Group Insurance	(16)	(455)	(16)
Individual Life	(1,215)	393	(48)
Assurance IQ	(113)	(142)	(88)
Total U.S. Businesses	2,879	3,875	2,703
International Businesses	2,404	3,390	2,952
Corporate and Other	(1,476)	(1,607)	(1,967)
Total segment adjusted operating income before income taxes	4,650	7,301	4,950
Reconciling items:			
Realized investment gains (losses), net, and related adjustments	(5,670)	1,947	(4,140)
Charges related to realized investment gains (losses), net(1)	(531)	(320)	(160)
Market experience updates	781	750	(640)
Divested and Run-off Businesses(2):			
Closed Block division	(32)	140	(24)
Other Divested and Run-off Businesses	9	716	(450)
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests(3)	(44)	(41)	90
Other adjustments(4)	(939)	(1,112)	51
Consolidated income (loss) before income taxes and equity in earnings of operating joint ventures	$(1,776)	$ 9,381	$ (323)

(1) Includes charges that represent the impact of realized investment gains (losses), net, on the amortization of DAC and other costs, and on changes in reserves. Also includes charges resulting from payments related to market value adjustment features of certain of our annuity products and the impact of realized investment gains (losses), net, on the amortization of unearned revenue reserves ("URR").

(2) Represents the contribution to income (loss) of Divested and Run-off Businesses that have been or will be sold or exited, including businesses that have been placed in wind-down, but did not qualify for "discontinued operations" accounting treatment under U.S. GAAP. See "—Divested and Run-off Businesses" for additional information.

(3) Equity in earnings of operating joint ventures are included in adjusted operating income but excluded from "Income (loss) before income taxes and equity in earnings of operating joint ventures" as they are reflected on an after-tax U.S. GAAP basis as a separate line in the Consolidated Statements of Operations. Earnings attributable to noncontrolling interests are excluded from adjusted operating income but included in "Income (loss) before income taxes and equity in earnings of operating joint ventures" as they are reflected on a U.S. GAAP basis as a separate line in the Consolidated Statements of Operations. Earnings attributable to noncontrolling interests represent the portion of earnings from consolidated entities that relates to the equity interests of minority investors.

(4) Includes goodwill impairments of $903 million and $1,060 million recorded in the fourth quarters of 2022 and 2021, respectively, related to Assurance IQ. See Note 2 and Note 10 to the Consolidated Financial Statements for additional information.

Segment results for 2022 presented above reflect the following:

PGIM. Results for 2022 decreased in comparison to 2021, primarily reflecting the absence of a gain in the prior year period from the sale of our 35% ownership stake in Pramerica SGR, and lower net other related revenues and net asset management fees.

Retirement Strategies. Results for 2022 increased in comparison to 2021, inclusive of a favorable comparative net impact from our annual reviews and update of assumptions and other refinements. Excluding this item, results increased, primarily driven by the gain on sale of PALAC, lower expenses and market value gains on a strategic investment, partially offset by lower fee income, net of distribution expenses and other associated costs, and lower net investment spread results.

Group Insurance. Results for 2022 increased in comparison to 2021, inclusive of an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Excluding this item, results increased, primarily driven by higher underwriting results, partially offset by lower net investment spread results.

Individual Life. Results for 2022 decreased in comparison to 2021, inclusive of an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Excluding this item, results decreased, primarily driven by lower net investment spread results, partially offset by higher underwriting results.

Assurance IQ. Results for 2022 increased in comparison to 2021, inclusive of an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Excluding this item, results increased, primarily driven by an increase in the Medicare line, partially offset by a decrease in the Health Under 65 line.

International Businesses. Results for 2022 decreased in comparison to 2021, inclusive of an unfavorable net impact from foreign currency exchange rates and an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Excluding these items, results decreased, primarily driven by lower net investment spread results, lower underwriting results and lower earnings from joint venture investments.

Corporate and Other. Results for 2022 reflected decreased losses in comparison to 2021, primarily driven by favorable pension and employee benefit results and lower net charges from other corporate activities.

Closed Block Division. Results for 2022 decreased in comparison to 2021, primarily driven by lower net investment activity results, partially offset by a reduction in the policyholder dividend obligation.

Segment Measures

Adjusted Operating Income. In managing our business, we analyze our segments' operating performance using "adjusted operating income." Adjusted operating income does not equate to "Income (loss) before income taxes and equity in earnings of operating joint ventures" or "Net income (loss)" as determined in accordance with U.S. GAAP but is the measure of segment profit or loss we use to evaluate segment performance and allocate resources and, consistent with authoritative guidance, is our measure of segment performance. The adjustments to derive adjusted operating income are important to an understanding of our overall results of operations. Adjusted operating income is not a substitute for income determined in accordance with U.S. GAAP, and our definition of adjusted operating income may differ from that used by other companies; however, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability of our businesses. See Note 22 to the Consolidated Financial Statements for additional information regarding the presentation of segment results and our definition of adjusted operating income.

Annualized New Business Premiums. In managing our Individual Life, Group Insurance and International Businesses segments, we analyze annualized new business premiums, which do not correspond to revenues under U.S. GAAP. Annualized new business premiums measure the current sales performance of the business, while revenues primarily reflect the renewal persistency of policies written in prior years and net investment income, in addition to current sales. Annualized new business premiums include 10% of first year premiums or deposits from single pay products. No other adjustments are made for limited pay contracts.

The amount of annualized new business premiums for any given period can be significantly impacted by several factors, including but not limited to: addition of new products, discontinuation of existing products, changes in credited interest rates for certain products and other product modifications, changes in premium rates, changes in tax laws, changes in regulations or changes in the competitive environment. Sales volume may increase or decrease prior to certain of these changes becoming effective, and then fluctuate in the other direction following such changes.

Assets Under Management. In managing our PGIM segment, we analyze assets under management (which do not correspond directly to U.S. GAAP assets) because the principal source of revenues is fees based on assets under management. Assets under management represent the fair market value or account value of assets that we manage directly for institutional clients, retail clients, and for our general account, as well as assets invested in our products that are managed by third-party managers.

Account Values. In managing our Retirement Strategies segment, we analyze account values, which do not correspond directly to U.S. GAAP assets. Net additions (withdrawals) in our Institutional Retirement Strategies business and sales (redemptions) in our Individual Retirement Strategies business do not correspond to revenues under U.S. GAAP but are used as a relevant measure of business activity.

Impact of Foreign Currency Exchange Rates

Foreign currency exchange rate movements and related hedging strategies

As a U.S.-based company with significant business operations outside the U.S., particularly in Japan, we are subject to foreign currency exchange rate movements that could impact our U.S. dollar ("USD")-equivalent shareholder return on equity. We seek to mitigate this impact through various hedging strategies, including holding USD-denominated assets in certain of our foreign subsidiaries.

In order to reduce equity volatility from foreign currency exchange rate movements, we primarily utilize a yen hedging strategy that calibrates the hedge level to preserve the relative contribution of our yen-based business to the Company's overall return on equity on a leverage neutral basis. We implement this hedging strategy utilizing a variety of instruments, including USD-denominated assets and dual currency and synthetic dual currency investments held locally in our Japanese insurance subsidiaries. The total hedge level may vary based on our periodic assessment of the relative contribution of our yen-based business to the Company's overall return on equity.

The table below presents the aggregate amount of instruments that serve to hedge the impact of foreign currency exchange movements on our USD-equivalent shareholder return on equity from our Japanese insurance subsidiaries as of the dates indicated.

	December 31,	
	2022	2021
	(in billions)	
Foreign currency hedging instruments:		
USD-denominated assets held in yen-based entities(1)	$7.8	$ 9.5
Dual currency and synthetic dual currency investments(2)	0.4	0.5
Total foreign currency hedges	$8.2	$10.0

(1) Includes USD-denominated fixed maturities at amortized cost plus any related accrued investment income, as well as USD notional amount of foreign currency derivative contracts outstanding. Note this amount represents only those USD assets serving to hedge the impact of foreign currency volatility on equity. Separate from this program, our Japanese operations also have $70.1 billion and $74.3 billion as of December 31, 2022 and 2021, respectively, of USD-denominated assets supporting USD-denominated liabilities related to USD-denominated products.

(2) Dual currency and synthetic dual currency investments are held by our yen-based entities in the form of fixed maturities and loans with a yen-denominated principal component and USD-denominated interest income. The amounts shown represent the present value of future USD-denominated cash flows.

The USD-denominated investments that hedge the impact of foreign currency exchange rate movements on USD-equivalent shareholder return on equity from our Japanese insurance operations are reported within yen-based entities and, as a result, foreign currency exchange rate movements will impact their value reported within our yen-based Japanese insurance entities. We seek to mitigate the risk that future unfavorable foreign currency exchange rate movements will decrease the value of these USD-denominated investments reported within our yen-based Japanese insurance entities, and therefore negatively impact their equity and regulatory solvency margins, by having our Japanese insurance operations enter into currency hedging transactions with a subsidiary of Prudential Financial. These hedging strategies have the economic effect of moving the change in value of these USD-denominated investments due to foreign currency exchange rate movements from our Japanese yen-based entities to our USD-based entities.

These USD-denominated investments also pay a coupon which is generally higher than what a similar yen-denominated investment would pay. The incremental impact of this higher yield on our USD-denominated investments, as well as our dual currency and synthetic dual currency investments, will vary over time, and is dependent on the duration of the underlying investments as well as interest rate environments in both the U.S. and Japan at the time of the investments.

Impact of intercompany foreign currency exchange rate arrangements on segment results of operations

The financial results of our International Businesses and PGIM reflect the impact of intercompany arrangements with our Corporate and Other operations pursuant to which these segments' non-USD-denominated earnings are translated at fixed currency exchange rates. Results of our Corporate and Other operations include differences between the translation adjustments recorded by the segments at the fixed currency exchange rate versus the actual average rate during the period. In addition, specific to our International Businesses where we hedge certain currencies, the results of our Corporate and Other operations also include the impact of any gains or losses recorded from the forward currency contracts that settled during the period, which include the impact of any over or under hedging of actual earnings that differ from projected earnings.

For our International Businesses, the fixed currency exchange rates are generally determined in connection with a foreign currency income hedging program designed to mitigate the impact of exchange rate changes on the segment's expected USD-equivalent earnings. Pursuant to this program, our Corporate and Other operations execute forward currency contracts with third-parties to sell the net exposure of projected earnings for certain currencies in exchange for USD at specified exchange rates. The maturities of these contracts correspond with the future periods (typically on a three-year rolling basis) in which the identified non-USD-denominated earnings are expected to be generated.

For our International Businesses and PGIM, the fixed currency exchange rates for the current year are predetermined during the third quarter of the prior year using forward currency exchange rates.

The table below presents, for the periods indicated, the increase (decrease) to revenues and adjusted operating income for the International Businesses, PGIM and Corporate and Other operations, reflecting the impact of these intercompany arrangements.

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Segment impacts of intercompany arrangements:			
International Businesses	$(57)	$ 15	$ 64
PGIM	11	(1)	(4)
Impact of intercompany arrangements(1)	(46)	14	60
Corporate and Other:			
Impact of intercompany arrangements(1)	46	(14)	(60)
Settlement gains (losses) on forward currency contracts(2)	21	33	67
Net benefit (detriment) to Corporate and Other	67	19	7
Net impact on consolidated revenues and adjusted operating income	$ 21	$ 33	$ 67

(1) Represents the difference between non-USD-denominated earnings translated on the basis of weighted average monthly currency exchange rates versus fixed currency exchange rates determined in connection with the foreign currency income hedging program.

(2) As of December 31, 2022, 2021 and 2020, the total notional amounts of these forward currency contracts within our Corporate and Other operations were $0.7 billion, $0.6 billion and $1.0 billion, respectively.

Impact of products denominated in non-local currencies on U.S. GAAP earnings

While our international insurance operations offer products denominated in local currency, several also offer products denominated in non-local currencies. This is most notable in our Japanese operations, which currently offer primarily USD-denominated products, but have also historically offered Australian dollar ("AUD")-denominated products. The non-local currency-denominated insurance liabilities related to these products are supported by investments denominated in corresponding currencies, including a significant portion designated as available-for-sale. While the impact from foreign currency exchange rate movements on these non-local currency-denominated assets and liabilities is economically matched, differences in the accounting for changes in the value of these assets and liabilities due to changes in foreign currency exchange rate movements have historically resulted in volatility in U.S. GAAP earnings.

As a result, we implemented a structure in Gibraltar Life's operations that disaggregated the USD- and AUD-denominated businesses into separate divisions, each with its own functional currency that aligns with the underlying products and investments. The result of this alignment was to reduce differences in the accounting for changes in the value of these assets and liabilities that arise due to changes in foreign currency exchange rate movements. For the USD- and AUD-denominated assets that were transferred under this structure, the net cumulative unrealized investment gains associated with foreign exchange remeasurement that were recorded in "Accumulated other comprehensive income (loss)" ("AOCI") totaled $1.6 billion and $2.0 billion as of December 31, 2022 and 2021, respectively, and will be recognized in earnings within "Realized investment gains (losses), net" over time as these assets mature or are sold. Absent the sale of any of these assets prior to their stated maturity, approximately 8% of the $1.6 billion balance as of December 31, 2022 will be recognized in 2023, approximately 8% will be recognized in 2024, and the remaining balance will be recognized from 2025 through 2051.

Highly inflationary economy in Argentina

Our insurance operations in Argentina, Prudential of Argentina ("POA"), have historically utilized the Argentine peso as the functional currency given it is the currency of the primary economic environment in which the entity operates. During 2018, Argentina experienced a cumulative inflation rate that exceeded 100% over a 3-year period. As a result, Argentina's economy was deemed to be highly inflationary, resulting in reporting changes effective July 1, 2018. Under U.S. GAAP, the financial statements of a foreign entity in a highly inflationary economy are to be remeasured as if its functional currency (formerly the Argentine peso) is the reporting currency of its parent reporting entity (the USD) on a prospective basis. While this changed how the results of POA are remeasured and/or translated into USD, the impact to our financial statements was not material nor is it expected to be material in future periods given the relative size of our POA operations. It should also be noted that due to the macroeconomic environment in Argentina, the majority of POA's balance sheet consists of USD-denominated product liabilities supported by USD-denominated assets. As a result, this accounting change serves to reduce the remeasurement impact reflected in net income given that the functional currency and currency in which the assets and liabilities are denominated will be more closely aligned.

Accounting Policies & Pronouncements

Application of Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the application of accounting policies that often involve a significant degree of judgment. Management, on an ongoing basis, reviews the estimates and assumptions used in the preparation of our financial statements. If management determines that modifications to assumptions and estimates are appropriate given current facts and circumstances, the Company's results of operations and financial position as reported in the Consolidated Financial Statements could change significantly.

The following sections discuss the accounting policies applied in preparing our financial statements that management believes are most dependent on the application of estimates and assumptions and require management's most difficult, subjective, or complex judgments.

Insurance Assets

Deferred Policy Acquisition Costs and Deferred Sales Inducements

We capitalize costs that are directly related to the acquisition or renewal of insurance and annuity contracts. These costs primarily include commissions, as well as costs of policy issuance and underwriting and certain other expenses that are directly related to successfully negotiated contracts. We have also deferred costs associated with sales inducements related to variable and fixed annuity contracts primarily within the Individual portion of our Retirement Strategies segment. Sales inducements are amounts that are credited to the policyholders' account balances mainly as an incentive to purchase the contract. For additional information about sales inducements, see Note 13 to the Consolidated Financial Statements. We generally amortize DAC and deferred sales inducements ("DSI") over the expected lives of the contracts, based on our estimates of the level and timing of gross premiums, gross profits, or gross margins, depending on the type of contract. As described in more detail below, in calculating DAC and DSI amortization, we are required to make assumptions about investment returns, mortality, persistency, and other items that impact our estimates of the level and timing of gross premiums, gross profits, or gross margins. We also periodically evaluate the recoverability of our DAC and DSI. For certain contracts, this evaluation is performed as part of our premium deficiency testing, as discussed further below in "—Insurance Liabilities—Future Policy Benefits." As of December 31, 2022, DAC and DSI for PFI excluding the Closed Block division were $19.3 billion and $0.4 billion, respectively, and DAC in our Closed Block division was $0.2 billion.

Amortization methodologies

Gross Premiums. DAC, associated with the non-participating term life policies of our Individual Life segment and the whole life, term life, endowment and health policies of our International Businesses segment, is primarily amortized in proportion to gross premiums. Gross premiums are defined as the premiums charged to a policyholder for an insurance contract.

Gross Profits. DAC and DSI, associated with the variable and universal life policies of our Individual Life and International Businesses segments and the variable and fixed annuity contracts of our Retirement Strategies and International Businesses segments, are generally amortized over the expected lives of these policies in proportion to total gross profits. Total gross profits include both actual gross profits and estimates of gross profits for future periods. Gross profits are defined as: i) amounts assessed for mortality, contract administration, surrender charges, and other assessments plus amounts earned from investment of policyholder balances, less ii) benefits in excess of policyholder balances, costs incurred for contract administration, the net cost of reinsurance for certain businesses, interest credited to policyholder balances and other credits. If significant negative gross profits are expected in any periods, the amount of insurance in force is generally substituted as the base for computing amortization. U.S. GAAP gross profits and amortization rates also include the impacts of the embedded derivatives associated with certain of the optional living benefit features of our variable annuity contracts, and index-linked crediting features of certain universal life and annuity contracts and related hedging activities. For additional information regarding the significant inputs to the valuation models for these embedded derivatives including capital market assumptions and actuarially-determined assumptions, see below "—Insurance Liabilities—Future Policy Benefits." In calculating amortization expense, we estimate the amounts of gross profits that will be included in our U.S. GAAP results and in adjusted operating income, and utilize these estimates to calculate distinct amortization rates and expense amounts. We also regularly evaluate and adjust the related DAC and DSI balances with a corresponding charge or credit to current period earnings for the impact of actual gross profits and changes in our projections of estimated future gross profits on our DAC and DSI amortization rates. Adjustments to the DAC and DSI balances include the impact to our estimate of total gross profits of the annual review of assumptions, our quarterly adjustments for current period experience, and our quarterly adjustments for market performance. Each of these adjustments is further discussed below in "—Annual assumptions review and quarterly adjustments."

Gross Margins. DAC associated with the traditional participating products of our Closed Block is amortized over the expected lives of these contracts in proportion to total gross margins. Total gross margins are defined as: i) amounts received from premiums, earned from investment of policyholder balances and other assessments, less ii) benefits paid, costs for contract administration, changes in the net level premium reserve for death and endowment benefits, annual policyholder dividends and other credits. We evaluate our estimates of future gross margins and adjust the related DAC balance with a corresponding charge or credit to current period earnings for the effects of actual gross margins and changes in our expected future gross margins. DAC adjustments for these participating products generally have not created significant volatility in our results of operations since many of the factors that affect gross margins are also included in the determination of our dividends to these policyholders and, during most years, the Closed Block has recognized a cumulative policyholder

dividend obligation expense in "Policyholders' dividends," for the excess of actual cumulative earnings over expected cumulative earnings as determined at the time of demutualization. However, if actual cumulative earnings fall below expected cumulative earnings in future periods, thereby eliminating the cumulative policyholder dividend obligation expense, changes in gross margins and DAC amortization would result in a net impact to the Closed Block results of operations. As of December 31, 2022, the excess of actual cumulative earnings over the expected cumulative earnings was $3,207 million.

The amortization methodologies for products not discussed above primarily relate to less significant DAC and DSI balances associated with products in our Group Insurance segment and the Institutional portion within our Retirement Strategies segment, which comprised approximately 1% of the Company's total DAC and DSI balances as of December 31, 2022.

Value of Business Acquired

In addition to DAC and DSI, we also recognize an asset for VOBA, which is an intangible asset that represents an adjustment to the stated value of acquired in-force insurance contract liabilities to present them at fair value, determined as of the acquisition date. VOBA is amortized over the expected life of the acquired contracts using the same methodology and assumptions used to amortize DAC and DSI, as discussed above. VOBA is also subject to recoverability testing. As of December 31, 2022, VOBA was $595 million, and included $571 million related to the acquisition from American International Group ("AIG") of AIG Star Life Insurance Co., Ltd, AIG Edison Life Insurance Company, AIG Financial Assurance Japan K.K. and AIG Edison Service Co., Ltd. (collectively, the "Star and Edison Businesses") in 2011. The remaining balance primarily relates to previously-acquired traditional life businesses. The VOBA associated with the in-force contracts of the Star and Edison Businesses is less sensitive to assumption changes, as discussed below in "—Annual assumptions review and quarterly adjustments", as the majority is amortized in proportion to gross premiums which are more predictably stable compared to gross profits.

Annual assumptions review and quarterly adjustments

We perform an annual comprehensive review of the assumptions used in estimating gross profits for future periods. Over the last several years, the Company's most significant assumption updates that have resulted in a change to expected future gross profits and the amortization of DAC, DSI and VOBA have been related to lapse and other contractholder behavior assumptions, mortality, and revisions to expected future rates of returns on investments. These assumptions may also cause potential significant variability in amortization expense in the future. The impact on our results of operations of changes in these assumptions can be offsetting and we are unable to predict their movement or offsetting impact over time.

The quarterly adjustments for current period experience referred to above reflect the impact of differences between actual gross profits for a given period and the previously estimated expected gross profits for that period. To the extent each period's actual experience differs from the previous estimate for that period, the assumed level of total gross profits may change. In these cases, we recognize a cumulative adjustment to all previous periods' amortization, also referred to as an experience true-up adjustment.

The quarterly adjustments for market performance referred to above reflect the impact of changes to our estimate of total gross profits to reflect actual fund performance and market conditions. A significant portion of gross profits for our variable annuity contracts and, to a lesser degree, our variable life contracts are dependent upon the total rate of return on assets held in separate account investment options. This rate of return influences the fees we earn on variable annuity and variable life contracts, costs we incur associated with the guaranteed minimum death and guaranteed minimum income benefit features related to our variable annuity contracts and expected claims to be paid on variable life contracts, as well as other sources of profit. Returns that are higher than our expectations for a given period produce higher than expected account balances, which increase the future fees we expect to earn on variable annuity and variable life contracts and decrease the future costs we expect to incur associated with the guaranteed minimum death and guaranteed minimum income benefit features related to our variable annuity contracts, as well as expected claims to be paid on variable life contracts. The opposite occurs when returns are lower than our expectations. The changes in future expected gross profits are used to recognize a cumulative adjustment to all prior periods' amortization.

The weighted average rate of return assumptions used in developing estimated market returns consider many factors specific to each product type, including asset durations, asset allocations and other factors. With regard to equity market assumptions, the near-term future rate of return assumption used in evaluating DAC, DSI and VOBA and liabilities for future policy benefits for certain of our products, primarily our domestic variable annuity and domestic and international variable life insurance products is generally updated each quarter and is derived using a reversion to the mean approach, a common industry practice. Under this approach, we consider historical equity returns and adjust projected equity returns over an initial future period of five years (the "near-term") so that equity returns converge to the long-term expected rate of return. If the near-term projected future rate of return is greater than our near-term maximum future rate of return of 15.0%, we use our maximum future rate of return. If the near-term projected future rate of return is lower than our near-term minimum future rate of return of 0%, we use our minimum future rate of return. As of December 31, 2022, our domestic variable annuities and variable life insurance businesses assume an 8.0% long-term equity expected rate of return and a 6.9% near-term mean reversion equity expected rate of return, and our international variable life insurance business assumes a 4.8% long-term equity expected rate of return and a 3.1% near-term mean reversion equity expected rate of return.

With regard to interest rate assumptions used in evaluating DAC, DSI and VOBA and liabilities for future policy benefits for certain of our products, we update the long-term and near-term future rates used to project fixed income returns annually and quarterly, respectively. As a result of our 2022 annual reviews and update of assumptions and other refinements, we kept our long-term expectation of the 10-year U.S. Treasury rate and 10-year Japanese Government Bond yield unchanged and continue to grade to rates of 3.25% and 1.00%, respectively, over ten years. As part of our quarterly market experience updates, we update our near-term projections of interest rates to reflect changes in current rates.

Insurance Liabilities

Future Policy Benefits

Future Policy Benefit Reserves, including Unpaid Claims and Claim Adjustment Expenses

We establish reserves for future policy benefits to, or on behalf of, policyholders using methodologies prescribed by U.S. GAAP. The reserving methodologies used include the following:

- For most long-duration contracts, we utilize a net premium valuation methodology in measuring the liability for future policy benefits. Under this methodology, a liability for future policy benefits is accrued when premium revenue is recognized. The liability, which represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums (portion of the gross premium required to provide for all benefits and expenses), is estimated using methods that include assumptions applicable at the time the insurance contracts are made with provisions for the risk of adverse deviation, as appropriate. Original assumptions continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits (often referred to as the "lock-in concept") unless a premium deficiency exists. The result of the net premium valuation methodology is that the liability at any point in time represents an accumulation of the portion of premiums received to date expected to be needed to fund future benefits (i.e., net premiums received to date), less any benefits and expenses already paid. The liability does not necessarily reflect the full policyholder obligation the Company expects to pay at the conclusion of the contract since a portion of that obligation would be funded by net premiums received in the future and would be recognized in the liability at that time. We perform premium deficiency tests using best estimate assumptions as of the testing date without provisions for adverse deviation. If the liabilities determined based on these best estimate assumptions are greater than the net reserves (i.e., GAAP reserves net of any DAC, DSI or VOBA asset), the existing net reserves are first adjusted by reducing these assets by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than these asset balances for insurance contracts, we then increase the net reserves by the excess, again through a charge to current period earnings. If a premium deficiency is recognized, the assumptions as of the premium deficiency test date are locked-in and used in subsequent valuations and the net reserves continue to be subject to premium deficiency testing. In addition, for limited-payment contracts, future policy benefit reserves also include a deferred profit liability representing gross premiums received in excess of net premiums. The deferred profits are generally recognized in revenue in a constant relationship with insurance in force or with the amount of expected future benefit payments.

- For certain contract features, such as those related to guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and no-lapse guarantees, a liability is established when associated assessments (which include policy charges for administration, mortality, expense, surrender, and other, regardless of how characterized) are recognized. This liability is established using current best estimate assumptions and is based on the ratio of the present value of total expected excess payments (e.g., payments in excess of account value) over the life of the contract divided by the present value of total expected assessments (i.e., benefit ratio). The liability equals the current benefit ratio multiplied by cumulative assessments recognized to date, plus interest, less cumulative excess payments to date. The result of the benefit ratio method is that the liability at any point in time represents an accumulation of the portion of assessments received to date expected to be needed to fund future excess payments, less any excess payments already paid. The liability does not necessarily reflect the full policyholder obligation the Company expects to pay at the conclusion of the contract since a portion of that excess payment would be funded by assessments received in the future and would be recognized in the liability at that time. Similar to as described above for DAC, the reserves are subject to adjustments based on annual reviews of assumptions and quarterly adjustments for experience, including market performance. These adjustments reflect the impact on the benefit ratio of using actual historical experience from the issuance date to the balance sheet date plus updated estimates of future experience. The updated benefit ratio is then applied to all prior periods' assessments to derive an adjustment to the reserve recognized through a benefit or charge to current period earnings.

- For certain product guarantees, primarily certain optional living benefit features of the variable annuity products in the Individual portion of our Retirement Strategies segment including guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), the benefits are accounted for as embedded derivatives using a fair value accounting framework. The fair value of these contracts is calculated as the present value of expected future benefit payments to contractholders less the present value of assessed rider fees attributable to the embedded derivative feature. Under U.S. GAAP, the fair values of these benefit features are based on assumptions a market participant would use in valuing these embedded derivatives. Changes in the fair value of the embedded derivatives are recorded quarterly through a benefit or charge to current period earnings. For additional information regarding the valuation of these embedded derivatives, see Note 6 to the Consolidated Financial Statements.

- In certain instances, the policyholder liability for a particular line of business may not be deficient in the aggregate to trigger loss recognition, but the pattern of earnings may be such that profits are expected to be recognized in earlier years followed by losses in later years. In these situations, accounting standards require that an additional liability (Profits Followed by Losses or "PFL" liability) be recognized by an amount necessary to sufficiently offset the losses that would be recognized in later years. The PFL liability is based on our current estimate of the present value of the amount necessary to offset losses anticipated in future periods. Because the liability is measured on a discounted basis, there will also be accretion into future earnings through an interest charge, and the liability will ultimately be released into earnings as an offset to future losses. Historically, the Company's PFL liabilities have been predominantly associated with certain universal life contracts that measure net GAAP reserves using current best estimate assumptions and accordingly, have been updated each quarter using current in-force and market data and as part of the annual assumption update. At the target accrual date (i.e., date of peak deficiency), the PFL liability transitions to a premium deficiency reserve and, for universal life products, will continue to be updated each quarter using current in-force and market data and as part of the annual assumption update.

The assumptions used in establishing reserves are generally based on the Company's experience, industry experience and/or other factors, as applicable. We update our actuarial assumptions, such as mortality, morbidity, retirement and policyholder behavior assumptions, annually, unless a material change is observed in an interim period that we feel is indicative of a long-term trend. Generally, we do not expect trends to change significantly in the short-term and, to the extent these trends may change, we expect such changes to be gradual over the long-term.

The following paragraphs provide additional details about the reserves we have established:

International Businesses. The reserves for future policy benefits of our International Businesses, which as of December 31, 2022, represented 43% of our total future policy benefit reserves, primarily relate to non-participating whole life and term life products and endowment contracts, and are generally calculated using the net premium valuation methodology, as described above. The primary assumptions used in determining expected future benefits and expenses include mortality, lapse, morbidity, investment yield and maintenance expense assumptions. Reserves also include claims reported but not yet paid, and claims incurred but not yet reported. In addition, future policy benefit reserves for certain contracts also include amounts related to our deferred profit liability, as described above.

Retirement Strategies. The reserves for future policy benefits of our Institutional Retirement Strategies business, which as of December 31, 2022, represented 27% of our total future policy benefit reserves, primarily relate to our non-participating life contingent group annuity and structured settlement products and are generally calculated using the net premium valuation methodology, as described above. The primary assumptions used in establishing these reserves include mortality, retirement, maintenance expense and investment yield assumptions. In addition, future policy benefit reserves for certain contracts also include amounts related to our deferred profit liability, as described above.

The reserves for future policy benefits of our Individual Retirement Strategies business, which as of December 31, 2022, represented 2% of our total future policy benefit reserves, primarily relate to reserves for the GMDB and GMIB features of our variable annuities, and for the optional living benefit features that are accounted for as embedded derivatives. As discussed above, in establishing reserves for GMDBs and GMIBs, we utilize current best estimate assumptions. The primary assumptions used in establishing these reserves generally include annuitization, lapse, withdrawal and mortality assumptions, as well as interest rate and equity market return assumptions. Lapse rates are adjusted at the contract level based on the in-the-moneyness of the benefit and reflect other factors, such as the applicability of any surrender charges. Lapse rates are reduced when contracts are more in-the-money. Lapse rates are also generally assumed to be lower for the period where surrender charges apply. For life contingent payout annuity contracts, we establish reserves using best estimate assumptions with provisions for adverse deviations as of inception or best estimate assumptions as of the most recent loss recognition date.

The reserves for certain optional living benefit features, including GMAB, GMWB and GMIWB are accounted for as embedded derivatives at fair value, as described above. This methodology could result in either a liability or contra-liability balance, given changing capital market conditions and various actuarial assumptions. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally-developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The significant inputs to the valuation models for these embedded derivatives include capital market assumptions, such as interest rate levels and volatility assumptions, the Company's market-perceived risk of its own non-performance risk ("NPR"), as well as actuarially-determined assumptions, including mortality rates and contractholder behavior, such as lapse rates, benefit utilization rates and withdrawal rates. Capital market inputs and actual contractholders' account values are updated each quarter based on capital market conditions as of the end of the quarter, including interest rates, equity markets and volatility. In the risk neutral valuation, the initial swap curve drives the total returns used to grow the contractholders' account values. Through the first quarter of 2022, the Company's discount rate assumption was based on the London Inter-Bank Offered Rate ("LIBOR") swap curve adjusted for an additional spread, which included an estimate of NPR. As of the second quarter of 2022, the Company's discount rate assumption substituted the Secured Overnight Financial Rate ("SOFR") for LIBOR as part of the annual assumption update. The discount rate assumption continues to use an additional spread which includes an estimate of NPR. Actuarial assumptions, including contractholder behavior and mortality, are reviewed at least annually, and updated based upon emerging experience, future expectations and other data, including any observable market data, such as available industry studies or market transactions such as acquisitions and reinsurance transactions. For additional information regarding the valuation of these optional living benefit features, see Note 6 to the Consolidated Financial Statements.

Individual Life. The reserves for future policy benefits of our Individual Life segment, which as of December 31, 2022, represented 7% of our total future policy benefit reserves, primarily relate to term life, universal life and variable life products. For term life contracts, the future policy benefit reserves are generally calculated using the net premium valuation methodology, as described above. The primary assumptions used in determining expected future benefits and expenses include mortality, lapse, investment yield and maintenance expense assumptions. For variable and universal life products, which include universal life contracts that contain no-lapse guarantees, reserves for future policy benefits are primarily established using the reserving methodology for GMDB and GMIB contracts, which utilizes current best estimate assumptions, as discussed above. The primary assumptions used in establishing these reserves generally include mortality, lapse, and premium pattern, as well as interest rate and equity market return assumptions. Reserves also include claims reported but not yet paid, and claims incurred but not yet reported.

Group Insurance. The reserves for future policy benefits of our Group Insurance segment, which as of December 31, 2022, represented 2% of our total future policy benefit reserves, primarily relate to reserves for group life and disability benefits. For short-duration contracts, a liability is established when the claim is incurred. The reserves for group life and disability benefits also include a liability for unpaid claims and claim adjustment expenses, which relates primarily to the group long-term disability product. This liability represents our estimate of the present value of future disability claim payments and expenses as well as estimates of claims that have been incurred, but have not yet been reported, as of the balance sheet date. The primary assumptions used in determining expected future claim

payments are claim termination factors, an assumed interest rate and expected Social Security offsets. The remaining reserves for future policy benefits for group life and disability benefits relate primarily to our group life business, and include reserves for waiver of premium, claims reported but not yet paid, and claims incurred but not yet reported. The waiver of premium reserve is calculated as the present value of future benefits and utilizes assumptions such as expected mortality and recovery rates. The reserve for claims reported but not yet paid is based on the inventory of claims that have been reported but not yet paid. The reserve for claims incurred but not yet reported is estimated using expected patterns of claims reporting.

Corporate and Other. The reserves for future policy benefits of our Corporate & Other operations, which as of December 31, 2022, represented 3% of our total future policy benefit reserves, primarily relate to our long-term care products and are generally calculated using the net premium valuation methodology, as described above. Due to the recognition of a premium deficiency in the first quarter of 2020 as a result of the decline in interest rates, the active life reserves associated with our long-term care contracts are valued with the best estimate assumptions at that time. The primary assumptions used in establishing these reserves include interest rate, morbidity, mortality, lapse, premium rate increase and maintenance expense assumptions. In addition, certain reserves for our long-term care products, including our disabled life reserves, are established each reporting period using current best estimate assumptions.

Closed Block Division. The future policy benefit reserves for the traditional participating life insurance products of the Closed Block division, which as of December 31, 2022, represented 16% of our total future policy benefit reserves are determined using the net premium valuation methodology, as described above. In applying this method, we use mortality assumptions to determine our expected future benefits and expected future premiums, and apply an interest rate to determine the present value of both of these amounts. The mortality assumptions are based on standard industry mortality tables that were used to determine the cash surrender value of the policies, and the interest rates used are the interest rates used to calculate the cash surrender value of the policies.

Policyholders' Account Balances

The policyholders' account balances liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. Our unearned revenue reserve also reported as a component of "Policyholders' account balances" primarily relates to the variable and universal life products within our Individual Life and International Businesses segments and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and are generally amortized over the expected life of the contract in proportion to the product's estimated gross profits, similar to DAC, DSI and VOBA as discussed above. Policyholders' account balances also include amounts representing the fair value of embedded derivative instruments associated with the index-linked features of certain universal life and annuity products. For additional information regarding the valuation of these embedded derivatives, see Note 6 to the Consolidated Financial Statements.

Sensitivities for Insurance Assets and Liabilities

The following table summarizes the aggregate impact that could result on each of the listed financial statement balances from changes in certain key assumptions. The figures below are presented in aggregate for the Company. The information below is for illustrative purposes and includes only the hypothetical direct impact on December 31, 2022 balances of changes in a single assumption and not changes in any combination of assumptions. Additionally, the illustration of the insurance assumption impacts below reflects a parallel shift in the insurance assumptions across the Company; however, these may be non-parallel in practice and only applicable to specific businesses. Changes in current assumptions could result in impacts to financial statement balances that are in excess of the amounts illustrated. A description of the estimates and assumptions used in the preparation of each of these financial statement balances is provided above. For traditional long-duration and limited-payment contracts, U.S. GAAP requires the original assumptions used when the contracts are issued to be locked-in and that those assumptions be used in all future liability calculations as long as the resulting liabilities are adequate to provide for the future benefits and expenses (i.e., there is no premium deficiency). Therefore, these products are not reflected in the sensitivity table below unless the hypothetical change in assumption would result in an adverse impact that would cause a premium deficiency. Similarly, the impact of any favorable hypothetical change in assumptions for traditional long-duration and limited-payment contracts is not reflected in the table below given that the current assumption is required to remain locked-in, and instead the positive impacts would be recognized into net income over the life of the policies in force.

The impacts presented within this table exclude the following:

- The impacts of our asset liability management strategy, which seeks to offset the changes in certain of the balances presented within this table and is primarily composed of investments and derivatives. See further below for a discussion of the estimates and assumptions involved with the application of U.S. GAAP accounting policies for these instruments and "Quantitative and Qualitative Disclosures about Market Risk" for hypothetical impacts on related balances as a result of changes in certain significant assumptions.
- The impacts of our Long-Term Care business, a component of our Divested and Run-off Businesses within our Corporate and Other operations. Long-Term Care Business sensitivities are presented separately from the immediately following table in order to provide stand-alone and supplementary information (see "—Sensitivities for the Long-Term Care business within Corporate and Other").

	December 31, 2022		
	Increase (Decrease) in		
Hypothetical change in current assumptions:	**Deferred Policy Acquisition Costs, Deferred Sales Inducements and Value of Business Acquired**	**Future Policy Benefits and Policyholders' Account Balances**	**Net Impact**
		(in millions)	
Long-term interest rate:			
Increase by 25 basis points	$ 50	$ (75)	$ 125
Decrease by 25 basis points	$ (45)	$ 85	$(130)
Long-term equity expected rate of return:			
Increase by 50 basis points	$ 145	$ (85)	$ 230
Decrease by 50 basis points	$ (90)	$ 70	$(160)
NPR credit spread:			
Increase by 50 basis points	$(255)	$(1,195)	$ 940
Decrease by 50 basis points	$ 280	$ 1,275	$(995)
Mortality:			
Increase by 1%	$ (35)	$ (85)	$ 50
Decrease by 1%	$ 35	$ 85	$ (50)
Lapse:			
Increase by 10%	$(105)	$ (540)	$ 435
Decrease by 10%	$ 110	$ 555	$(445)

Sensitivities for the Long-Term Care Business within Corporate and Other

The following table summarizes certain significant assumptions made in establishing best estimate reserves for long-term care products to perform premium deficiency testing, and the net impact that could result to the best estimate reserves from changes in these assumptions should they occur. Under U.S. GAAP, reserves for long-term care products are primarily calculated using the locked-in assumptions concept described above. As such, the adverse hypothetical impacts illustrated in the table below are those that would increase our best estimate reserves and, when compared to our GAAP reserves, may cause a premium deficiency that would require us to unlock and update our assumptions and record a charge to net income. The favorable hypothetical impacts in the table below would decrease our best estimate reserves but would not result in an immediate decrease to our GAAP reserves (given that we would be required to leave the current assumptions locked-in); rather, the positive impacts would be recognized into net income over the life of the policies in force.

The information below is for illustrative purposes and includes the impacts of changes in a single assumption and not changes in any combination of assumptions. As a result of emerging experience, changes in current assumptions may result in impacts to the best estimate reserve in future periods that are in excess of or lower than the amounts illustrated.

	December 31, 2022		
Assumption	**Current Best Estimate Assumption**	**Best Estimate Assumption Change**	**Increase (Decrease) in Best Estimate Reserve (in millions)**
Mortality Improvement	Based on "G2" industry mortality improvement scale applied to only healthy lives	Remove all mortality improvement	$(250)
Claim Incidence	Based on Company and industry experience. No reflection of future claim management efficiencies	Increase / decrease in claim incidence: +5% to -5%	$300 - $(300)
Average Ultimate Lapse Rate	Individual: 0.7% Group: 0.7%	-10 basis points to +10 basis points	$100 - $(100)
Investment Rate(1)	Weighted average of 5.18%	-25 basis points to +25 basis points	$375 - $(375)
Expected Future Premium Rate Increase Approvals(2)	Approximately $0.5 billion for the rate increase program	Decrease / increase unapproved rate increases by: -10% to +10%	$50 - $(50)

(1) Investment rate reflects the expected investment yield over the life of the block of business, and is derived from the portfolio yield, current reinvestment rates and our intermediate and long-term assumptions for investment yields.
(2) Includes expected future premium rate increases and benefit reductions in lieu of rate increases, not yet approved.

Other Accounting Policies

Goodwill

As of December 31, 2022, our goodwill balance of $876 million is primarily reflected in the following reporting units: $549 million for PGIM, $177 million for Assurance IQ and $115 million for Gibraltar Life and Other. The Company recorded pre-tax impairment charges of $903 million and $1,060 million in 2022 and 2021, respectively, both related to the Assurance IQ reporting unit. There was no goodwill impairment in 2020.

We test goodwill for impairment on an annual basis as of December 31 and more frequently if events or circumstances indicate the potential for impairment is more likely than not. The goodwill impairment analysis is performed at the reporting unit level, which is the same as, or one level below, our operating segments. Although the accounting guidance provides for an optional qualitative assessment for testing goodwill impairment, the Company performed the quantitative test for all reporting units and compared each reporting unit's estimated fair value to its carrying value as of December 31, 2022. The carrying value represents the capital that the business would require if operating as a standalone entity.

The annual quantitative goodwill impairment analysis for Assurance IQ utilized both an income approach based on discounted cash flow valuation techniques and a market approach based on forward sales multiples. The estimated fair value of Assurance IQ as of December 31, 2022 was based on weighting the results of each approach and included assumptions that a market participant would use to value the business. Based on the goodwill impairment test performed as of December 31, 2022, the Company recognized a non-cash goodwill impairment pre-tax charge of $903 million ($713 million after-tax) for Assurance IQ primarily driven by a reduction in the forecasted cash flows and higher discount rates as part of the income approach and, to a lesser extent, by decreases in the valuations of comparable companies as part of the market approach, as described further below.

The income approach estimated the fair value of Assurance IQ by applying a discount rate, derived from a capital asset pricing model and reflecting a market expected rate of return for the reporting unit, to its projected future cash flows. The projected future cash flows involved significant judgement and were based on our internal forecasts including expected synergies, and a range of terminal values, which incorporated an expected long-term growth rate and sales and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") market-based multiples. Revisions to the long-term forecasts, as part of the strategic review of the business in the fourth quarter of 2022, reflected lower growth rates across all product lines driven by challenges in scaling and extended expected timing of reaching sustained profitability. These revisions, combined with changes in, and challenges from, the current and expected industry and market conditions and trends, a higher applied discount rate, and lower expected synergies, led to declines in the present value of the projected cash flows and the estimated fair value of Assurance under the income approach, consistent with how a market participant would assess the value of the business as of December 31, 2022.

The market approach derived the fair value of Assurance IQ based on comparable publicly traded companies by utilizing forward market multiples based on independent analysts' consensus estimates for each company's forecasted sales. The sales multiple was applied to Assurance IQ's forecasted results, and an implied control premium, reflective of expected synergies a market participant would realize, was added to determine the estimated fair value of the reporting unit as of December 31, 2022. The market approach also resulted in a decline in the estimated fair value of Assurance IQ as of December 31, 2022 as the value of the comparable publicly traded companies declined during 2022, resulting in a lower multiple being applied to the forecasted revenues of the business. The fair value of the reporting unit was also negatively impacted by reductions in the forecasted revenue growth levels and a lower implied control premium reflective of a decline in the expected synergies that could be realized.

The $903 million pre-tax impairment charge resulted in $177 million goodwill asset assigned to the Assurance IQ reporting unit as of December 31, 2022. The decreased carrying value of the goodwill asset as of December 31, 2022 makes it less sensitive to potential future changes in the inputs and assumptions used in the valuation of Assurance IQ.

Both Gibraltar Life and Other and PGIM completed a quantitative impairment analysis using an earnings multiple approach, which resulted in their fair values exceeding their carrying values by a weighted average of 264% as of December 31, 2022.

Estimating the fair value of reporting units is a subjective process that involves the use of significant estimates by management. While changes in individual factors or events impact the valuation of our reporting units, it is the magnitude of the change of all valuation inputs, considered in totality, that will ultimately determine the impact to the fair value of our businesses holding goodwill. For all reporting units tested, unanticipated changes in business performance or the regulatory environment, market declines or other events impacting the fair value of these businesses, including changes in market multiples, discount rates, and growth rate assumptions or increases in the level of equity required to support these businesses, could cause additional goodwill impairment charges in future periods. For additional information regarding goodwill and our reporting segments, see Note 2 and Note 10 to the Consolidated Financial Statements.

Valuation of Investments, Including Derivatives, Measurement of Allowance for Credit Losses, and the Recognition of Other-than-Temporary Impairments

Our investment portfolio consists of public and private fixed maturity securities, commercial mortgage and other loans, equity securities, other invested assets, and derivative financial instruments. Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the values of securities or commodities. Derivative financial instruments that are generally used include swaps, futures, forwards and options and may be exchange-traded or contracted in the over-the-counter ("OTC") market. We are also party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments.

Management believes the following accounting policies related to investments, including derivatives, are most dependent on the application of estimates and assumptions. Each of these policies is discussed further within other relevant disclosures related to investments and derivatives, as referenced below:

- Valuation of investments, including derivatives;
- Measurement of the allowance for credit losses on fixed maturity securities classified as available-for-sale or held-to-maturity, commercial mortgage loans, and other loans; and
- Recognition of other-than-temporary impairments ("OTTI") for equity method investments and wholly-owned investment real estate.

We present at fair value in the statements of financial position our debt security investments classified as available-for-sale, investments classified as trading such as our assets supporting experience-rated contractholder liabilities and certain fixed maturities, equity securities, and certain investments within "Other invested assets," such as derivatives. For additional information regarding the key estimates and assumptions surrounding the determination of fair value of fixed maturity and equity securities, as well as derivative instruments, embedded derivatives and other investments, see Note 6 to the Consolidated Financial Statements and "—Valuation of Assets and Liabilities—Fair Value of Assets and Liabilities."

For our investments classified as available-for-sale, the impact of changes in fair value is recorded as an unrealized gain or loss in AOCI, a separate component of equity. For our investments classified as trading and equity securities, the impact of changes in fair value is recorded within "Other income (loss)." Our investments classified as held-to-maturity are carried at the acquisition price, net of any unamortized premiums or discounts, and a valuation allowance for losses. Our commercial mortgage and other loans are carried primarily at unpaid principal balances, net of unamortized deferred loan origination fees and expenses and unamortized premiums or discounts and a valuation allowance for losses.

In addition, an allowance for credit losses is measured each quarter for available-for-sale fixed maturity securities, held-to-maturity fixed maturity securities, commercial mortgage and other loans. For additional information regarding our policies regarding the measurement of credit losses, see Note 2 to the Consolidated Financial Statements.

For equity method investments and wholly-owned investment real estate, the carrying value of these investments is written down or impaired to fair value when a decline in value is considered to be other-than-temporary.

Pension and Other Postretirement Benefits

We sponsor pension and other postretirement benefit plans covering employees who meet specific eligibility requirements. Our net periodic costs for these plans consider an assumed discount (interest) rate, an expected rate of return on plan assets, expected increases in compensation levels, mortality and trends in health care costs. Of these assumptions, our expected rate of return assumptions and our discount rate assumptions have historically had the most significant effect on our net period costs associated with these plans.

We determine our expected rate of return on plan assets based upon a building block approach that considers plan asset mix, risk free rates, inflation, real return, term premium, credit spreads, equity risk premium and capital appreciation as well as expenses, the effect of active management and the effect of rebalancing for the equity, debt and real estate asset mix applied on a weighted average basis to our pension asset portfolio. See Note 18 to the Consolidated Financial Statements for our actual asset allocations by asset category and the asset allocation ranges prescribed by our investment policy guidelines for both our pension and other postretirement benefit plans. Our assumed long-term rate of return for 2022 was 6.00% for our domestic pension plans and 7.00% for our other postretirement benefit plans. Given the amount of plan assets as of December 31, 2021, the beginning of the measurement year, if we had assumed an expected rate of return for both our domestic pension and other domestic postretirement benefit plans that was 100 bps higher or 100 bps lower than the rates we assumed, the change in our net periodic costs would have been as shown in the table below. The information provided in the table below considers only changes in our assumed long-term rate of return given the level and mix of invested assets at the beginning of the measurement year, without consideration of possible changes in any of the other assumptions described above that could ultimately accompany any changes in our assumed long-term rate of return.

	For the year ended December 31, 2022	
	Increase/(Decrease) in Net Periodic Pension Cost	**Increase/(Decrease) in Net Periodic Other Postretirement Cost**
	(in millions)	
Increase in expected rate of return by 100 bps	$(134)	$(14)
Decrease in expected rate of return by 100 bps	$ 134	$ 14

Foreign pension plans represent 4% of plan assets at the beginning of 2022. An increase in expected rate of return by 100 bps would result in a decrease in net periodic pension costs of $5 million; conversely, a decrease in expected rate of return by 100 bps would result in an increase in net periodic pension costs of $4 million.

We determine our discount rate, used to value the pension and postretirement benefit obligations, based upon rates commensurate with current yields on high quality corporate bonds. See Note 18 to the Consolidated Financial Statements for information regarding the December 31, 2021 methodology we employed to determine our discount rate for 2022. Our assumed discount rate for 2022 was 2.85% for

our domestic pension plans and 2.75% for our other domestic postretirement benefit plans. Given the amount of pension and postretirement obligations as of December 31, 2021, the beginning of the measurement year, if we had assumed a discount rate for both our domestic pension and other postretirement benefit plans that was 100 bps higher or 100 bps lower than the rates we assumed, the change in our net periodic costs would have been as shown in the table below. The information provided in the table below considers only changes in our assumed discount rate without consideration of possible changes in any of the other assumptions described above that could ultimately accompany any changes in our assumed discount rate.

	For the year ended December 31, 2022	
	Increase/(Decrease) in Net Periodic Pension Cost	Increase/(Decrease) in Net Periodic Other Postretirement Cost
	(in millions)	
Increase in discount rate by 100 bps	$(91)	$ 2
Decrease in discount rate by 100 bps	$127	$(2)

Foreign pension plans represent 12% of plan obligations at the beginning of 2022. An increase in discount rate by 100 bps would result in a decrease in net periodic pension costs of $7 million; conversely, a decrease in discount rate by 100 bps would result in an increase in net periodic pension costs of $9 million.

Given the application of the authoritative guidance for accounting for pensions, and the deferral and amortization of actuarial gains and losses arising from changes in our assumed discount rate, the change in net periodic pension cost arising from an increase in the assumed discount rate by 100 bps would not always be expected to equal the change in net periodic pension cost arising from a decrease in the assumed discount rate by 100 bps.

For a discussion of our expected rate of return on plan assets and discount rate for our qualified pension plan in 2022, see "—Results of Operations by Segment—Corporate and Other."

For purposes of calculating pension income from our own qualified pension plan for the year ended December 31, 2023, we increased the discount rate to 5.45% from 2.85% in 2022. The expected rate of return on plan assets increased to 7.50% in 2023 from 6.00% in 2022, and the assumed rate of increase in compensation remained unchanged at 4.50%.

In addition to the effect of changes in our assumptions, the net periodic cost or benefit from our pension and other postretirement benefit plans may change due to factors such as actual experience being different from our assumptions, special benefits to terminated employees, or changes in benefits provided under the plans.

At December 31, 2022, the sensitivity of our domestic and foreign pension and postretirement obligations to a 100 basis point change in discount rate was as follows.

	December 31, 2022	
	Increase/(Decrease) in Pension Benefits Obligation	Increase/(Decrease) in Accumulated Postretirement Benefits Obligation
	(in millions)	
Increase in discount rate by 100 bps	$ (956)	$(91)
Decrease in discount rate by 100 bps	$1,123	$ 99

Taxes on Income

Our effective tax rate is based on income, non-taxable and non-deductible items, tax credits, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. The Dividend Received Deduction ("DRD") is a major reason for the difference between the Company's effective tax rate and the U.S. federal statutory rate. The DRD is an estimate that incorporates the prior and current year information, as well as the current year's equity market performance. Both the current estimate of the DRD and the DRD in future periods can vary based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from underlying fund investments, changes in the account balances of variable life and annuity contracts, and the Company's taxable income before the DRD.

An increase or decrease in our effective tax rate by one percentage point would have resulted in a decrease or increase in our 2022 "Total income tax expense (benefit)" of $18 million.

The CARES Act. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted into law. One provision of the CARES Act amends the Tax Act of 2017 and allows companies with net operating losses ("NOLs") originating in 2018, 2019, or 2020 to carry back those losses up to five years. For 2020, the Company recorded an income tax benefit of $51 million and $149 million from carrying the 2018 and 2020 NOLs back to tax years that have a 35% tax rate.

Contingencies

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under U.S. GAAP, accruals for contingencies are required to be established when the future event is probable and its impact

can be reasonably estimated, such as in connection with an unresolved legal matter. The initial reserve reflects management's best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately, when the matter is brought to closure.

Commission Revenue

For digital insurance brokerage placement services, the Company earns both initial and renewal commissions as compensation for the placement of insurance policies with insurance carriers. At the effective date of the policy, the Company records within "Other income" the expected lifetime revenue for the initial and renewal commissions considering estimates of the timing of future policy cancellations. These estimates are reassessed each reporting period and any changes in estimates are reflected in the current period.

Adoption of New Accounting Pronouncements

ASU 2018-12, *Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts*, was issued by the FASB on August 15, 2018, and was amended by ASU 2019-09, *Financial Services—Insurance (Topic 944): Effective Date*, issued in October 2019, and ASU 2020-11, *Financial Services—Insurance (Topic 944): Effective Date and Early Application*, issued in November 2020. The Company will adopt ASU 2018-12 effective January 1, 2023 using the modified retrospective transition method where permitted, and apply the guidance as of January 1, 2021 (and record transition adjustments as of January 1, 2021) in the 2023 financial statements.

The Company has an established governance framework to manage the implementation of the standard. The Company has substantially completed its implementation efforts including, but not limited to, implementing refinements to key accounting policy decisions, modifications to actuarial valuation models, updates to data sourcing capabilities, automation of key financial reporting and analytical processes and updates to internal control over financial reporting and disclosure.

ASU 2018-12 will impact, at least to some extent, the accounting and disclosure requirements for all long-duration insurance and investment contracts issued by the Company. The Company expects the standard to have a significant financial impact on its Consolidated Financial Statements and will significantly increase disclosures. As of the January 1, 2021 transition date, the Company estimates that the implementation of the standard will result in a decrease to "Retained earnings" of approximately $3 billion primarily from reclassifying the cumulative effect of changes in non-performance risk on market risk benefits from "Retained earnings" to "Accumulated other comprehensive income" ("AOCI") and other changes in reserves, and will result in a decrease to AOCI of approximately $42 billion primarily from remeasuring in-force non-participating traditional and limited-pay insurance contract liabilities using upper-medium grade fixed income instrument yields as of the transition date. As of December 31, 2021, the estimated impacts amounted to a decrease to "Retained earnings" of approximately $2 billion and a decrease to AOCI of approximately $31 billion. As of September 30, 2022, the estimated impacts amounted to a decrease to "Retained earnings" of approximately $2 billion and an increase to AOCI of approximately $17 billion. The changes in the estimates impacting AOCI from January 1, 2021 to September 30, 2022 are primarily due to the increases in interest rates during 2021 and 2022. In addition to the impacts to the balance sheet, the Company also expects an impact to the pattern of earnings emergence following the transition date.

Results of Operations by Segment

PGIM

Operating Results

The following table sets forth PGIM's operating results for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Operating results(1):			
Revenues(2)	$3,622	$4,493	$4,153
Expenses	2,779	2,850	2,891
Adjusted operating income	843	1,643	1,262
Realized investment gains (losses), net, and related adjustments	(8)	(3)	0
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	(4)	69	159
Other adjustments(3)	(22)	(13)	0
Income (loss) before income taxes and equity in earnings of operating joint ventures	$ 809	$1,696	$1,421

(1) Certain of PGIM's investment activities are based in currencies other than the U.S. dollar and are therefore subject to foreign currency exchange rate risk. The financial results of PGIM include the impact of an intercompany arrangement with our Corporate and Other operations designed to mitigate the impact of exchange rate changes on PGIM's U.S. dollar-equivalent earnings. For additional information related to this intercompany arrangement, see "—Results of Operations—Impact of Foreign Currency Exchange Rates," above.

(2) Revenues for the year ended December 31, 2021 include a $378 million pre-tax gain related to the sale of our 35% ownership stake in Pramerica SGR, an asset management joint venture in Italy.

(3) Includes certain components of consideration for business acquisitions, which are recognized as compensation expense over the requisite service periods.

Adjusted Operating Income

2022 to 2021 Annual Comparison. Adjusted operating income decreased $800 million, reflecting a decrease in service, distribution and other revenues, driven by the absence of a gain in the prior year period from the sale of our Pramerica SGR joint venture, and lower other related revenues and asset management fees, net of related expenses.

Revenues and Expenses

The following table sets forth PGIM's revenues, presented on a basis consistent with the table above under "—Operating Results," by type:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Revenues by type:			
Asset management fees by source:			
Institutional customers	$1,443	$1,439	$1,350
Retail customers(1)	1,081	1,275	1,003
General account	508	588	557
Total asset management fees	3,032	3,302	2,910
Other related revenues by source:			
Incentive fees	85	154	206
Transaction fees	14	27	26
Seed and co-investments	3	49	122
Commercial mortgage(2)	127	173	198
Total other related revenues	229	403	552
Service, distribution and other revenues(3)	361	788	691
Total revenues	$3,622	$4,493	$4,153

(1) Consists of fees from: individual mutual funds and variable annuities and variable life insurance separate account assets; funds invested in proprietary mutual funds through our defined contribution plan products; and third-party sub-advisory relationships. Revenues from fixed annuities and the fixed-rate accounts of variable annuities and variable life insurance are included in the general account.
(2) Includes mortgage origination revenues from our commercial mortgage origination and servicing business.
(3) Results for the year ended December 31, 2021 include a $378 million pre-tax gain related to the sale of our 35% ownership stake in Pramerica SGR, an asset management joint venture in Italy.

2022 to 2021 Annual Comparison. Revenues decreased $871 million. Service, distribution and other revenues decreased, primarily reflecting the absence of a gain in the prior year period from the sale of our Pramerica SGR joint venture, and lower revenues from certain consolidated funds (which were fully offset by lower variable expenses related to noncontrolling interests in these funds). Asset management fees decreased primarily due to a decrease in average assets under management, driven by market depreciation reflecting higher interest rates and widening credit spreads, as well as unfavorable equity markets. Also contributing to the decrease were lower other related revenues primarily driven by lower performance-based incentive fees, reflecting investment underperformance, lower commercial mortgage origination revenues driven by higher interest rates and general economic uncertainty, and lower seed and co-investments results.

Expenses decreased $71 million, primarily reflecting lower variable expenses associated with a decrease in overall segment earnings and lower revenues from certain consolidated funds, as discussed above. The decrease was partially offset by higher operating expenses primarily driven by an increase in travel and entertainment costs, and an increase in compensation expenses.

Assets Under Management

The following table sets forth assets under management by asset class as of the dates indicated:

	December 31,		
	2022	2021	2020
		(in billions)	
Assets Under Management(1) (at fair value):			
Public equity	$ 147.8	$ 216.2	$ 202.4
Public fixed income	776.8	980.7	1,004.5
Real estate	129.6	132.6	121.5
Private credit and other alternatives	103.4	108.7	106.5
Multi-asset	70.8	85.6	63.7
Total PGIM assets under management	$1,228.4	$1,523.8	$1,498.6
Assets under management within other reporting segments(2)	148.9	218.5	222.3
Total PFI assets under management	$1,377.3	$1,742.3	$1,720.9

(1) "Public equity" represents stock ownership interest in a corporation or partnership (excluding hedge funds) or real estate investment trust. "Public fixed income" represents debt instruments that pay interest and usually have a maturity (excluding mortgages). "Real estate" includes direct real estate equity and real estate mortgages. "Private credit and other alternatives" includes private credit, private equity, hedge funds and other alternative strategies. "Multi-asset" includes funds or products that invest in more than one asset class, balancing equity and fixed income funds and target date funds.

(2) Primarily includes assets related to certain annuity, variable life, retirement and group life products in our U.S. Businesses and Corporate & Other operations, and certain general account assets in our International Businesses. These assets are not directly managed by PGIM, but rather are invested in non-proprietary funds or are managed by either the divisions themselves or by our Chief Investment Officer Organization.

2022 to 2021 Annual Comparison. PGIM's assets under management decreased $295 billion in 2022, primarily driven by market depreciation resulting from higher interest rates and widening credit spreads, as well as unfavorable equity markets. The decrease also reflects a reduction in assets under management from the sales of the Full Service Retirement business and PALAC in the second quarter of 2022, public fixed income and public equity net outflows, and unfavorable foreign exchange rate impacts.

The following table sets forth assets under management by source as of the dates indicated:

	December 31,		
	2022	2021	2020
		(in billions)	
Assets Under Management(1) (at fair value):			
Institutional customers	$ 549.2	$ 629.4	$ 614.9
Retail customers	299.6	401.4	372.0
General account	379.6	493.0	511.7
Total PGIM assets under management	$1,228.4	$1,523.8	$1,498.6
Assets under management within other reporting segments(2)	148.9	218.5	222.3
Total PFI assets under management	$1,377.3	$1,742.3	$1,720.9

(1) "Institutional customers" consist of third-party institutional assets and group insurance contracts. "Retail customers" consist of individual mutual funds and variable annuities and variable life insurance separate account assets, funds invested in proprietary mutual funds through our defined contribution plan products, and third-party sub-advisory relationships. "General account" also includes fixed annuities and the fixed-rate accounts of variable annuities and variable life insurance.

(2) Primarily includes assets related to certain annuity, variable life, retirement and group life products in our U.S. Businesses and Corporate & Other operations, and certain general account assets in our International Businesses. These assets are not directly managed by PGIM, but rather are invested in non-proprietary funds or are managed by either the divisions themselves or by our Chief Investment Officer Organization.

The following table sets forth the component changes in PGIM's assets under management for the periods indicated:

	December 31,		
	2022	2021	2020
	(in billions)		
Beginning assets under management	$1,523.8	$1,498.6	$1,331.0
Institutional third-party flows	3.0	10.9	3.0
Retail third-party flows	(23.2)	0.1	17.2
Total third-party flows	(20.2)	11.0	20.2
Affiliated flows(1)	13.2	(12.2)	(8.5)
Market appreciation (depreciation)(2)	(240.9)	35.4	146.7
Foreign exchange rate impact	(16.0)	(12.4)	6.8
Net money market activity and other increases (decreases)(3)	(31.5)	3.4	2.4
Ending assets under management	$1,228.4	$1,523.8	$1,498.6

(1) Represents assets that PGIM manages for the benefit of other reporting segments within the Company. Additions and withdrawals of these assets are attributable to third-party product inflows and outflows in other reporting segments.
(2) Includes income reinvestment, where applicable.
(3) Results for the year ended December 31, 2022 include a reduction in assets under management from the sales of the Full Service Retirement business and PALAC.

Private Capital Deployment

Private capital deployment is indicative of the pace and magnitude of capital that is invested and will result in future revenues that may include management fees, transaction fees, incentive fees and servicing revenues, as well as future costs to manage these assets.

Private capital deployment represents the gross value of private capital invested in real estate debt and equity, and private credit and equity asset classes. Assets under management resulting from private capital deployment are included in "Real estate" and "Private credit and other alternatives" in the "—Assets Under Management—by asset class table" above. As of December 31, 2022, these assets decreased approximately $7.7 billion compared to December 31, 2021, primarily reflecting market depreciation.

Private capital deployment includes PGIM's real estate agency debt business, which consists of agency commercial loans that are originated and sold to third-party investors. PGIM continues to service these commercial loans; however, they are not included in assets under management.

The following table sets forth PGIM's private capital deployed by asset class for the periods indicated:

	December 31,		
	2022	2021	2020
	(in billions)		
Private capital deployed:			
Real estate debt and equity	$26.9	$34.7	$24.4
Private credit and equity	16.1	14.5	12.6
Total private capital deployed	$43.0	$49.2	$37.0

Seed and Co-Investments

As of December 31, 2022 and 2021, PGIM had approximately $1,444 million and $1,175 million of seed investments and $497 million and $517 million of co-investments at carrying value, respectively, primarily consisting of public fixed income, public equity and real estate investments.

U.S. Businesses

Operating Results

The following table sets forth the operating results for our U.S. Businesses for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Adjusted operating income before income taxes:			
U.S. Businesses:			
Retirement Strategies	$ 4,223	$ 4,079	$ 2,855
Group Insurance	(16)	(455)	(16)
Individual Life	(1,215)	393	(48)
Assurance IQ	(113)	(142)	(88)
Total U.S. Businesses	2,879	3,875	2,703
Reconciling items:			
Realized investment gains (losses), net, and related adjustments	(3,411)	1,839	(2,510)
Charges related to realized investment gains (losses), net	(654)	(296)	(121)
Market experience updates	748	747	(591)
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	2	7	4
Other adjustments(1)	(917)	(1,099)	51
Income (loss) before income taxes and equity in earnings of operating joint ventures	$(1,353)	$ 5,073	$ (464)

(1) Includes goodwill impairments of $903 million and $1,060 million recorded in the fourth quarters of 2022 and 2021, respectively, related to Assurance IQ. See Note 2 and Note 10 to the Consolidated Financial Statements for additional information.

2022 to 2021 Annual Comparison. Adjusted operating income for our U.S. Businesses decreased by $996 million primarily due to:

- An unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements, primarily reflecting a net charge from these updates in the second quarter of 2022 in our Individual Life business, mainly driven by unfavorable impacts related to assumptions for policyholder behavior and mortality;
- Lower net investment spread results driven by lower income on non-coupon investments, partially offset by higher reinvestment rates and business growth; and
- Lower fee income, net of distribution expenses and other associated costs, primarily in our Individual Retirement Strategies business due to a reduction in account values as a result of the sale of PALAC and unfavorable equity markets.
- Partially offsetting these decreases were a gain in our Individual Retirement Strategies business from the sale of PALAC in the second quarter of 2022; and
- Higher underwriting results, including lower COVID-19 related mortality claims, in our Group Insurance and Individual Life businesses, as well as more favorable disability results in our Group Insurance business.

Retirement Strategies

In October 2021, the Company announced the creation of Retirement Strategies, a new U.S. business that would serve the retirement needs of both our institutional and individual customers by bringing the institutional investment and pension solutions offered through our Retirement business together with the financial solutions and capabilities of our Individual Annuities business. Commencing with the second quarter of 2022, this new structure has been fully operationalized; therefore, the results of our former Retirement segment (now known as the "Institutional Retirement Strategies" operating segment) and our former Individual Annuities segment (now known as the "Individual Retirement Strategies" operating segment) have been aggregated into the Retirement Strategies segment. Prior periods have been updated to conform to this new presentation.

Business Updates

- In April 2022, the Company completed the sale of its Full Service Retirement business to Great-West Life & Annuity Insurance Company ("Great-West"). The transaction involved the sale of legal entities, reinsurance, and the transfer of contracts and brokerage accounts to Great-West. See Note 1 to the Consolidated Financial Statements for additional information.

  Beginning in the third quarter of 2021, the Company reported the assets and liabilities of the Full Service Retirement business as "held-for-sale" and transferred the results of this business to Divested and Run-off Businesses within Corporate and Other operations. As such, the following results for the Institutional Retirement Strategies operating segment are now solely reflective of the Company's Institutional Investment Products business.

- In April 2022, the Company completed the sale of PALAC, which represented a portion of its in-force traditional variable annuity block of business, to Fortitude Group Holdings, LLC, resulting in a pre-tax gain of $852 million. See Note 1 to the Consolidated Financial Statements for additional information.

  Beginning in the third quarter of 2021, the Company reported the assets and liabilities of this block of business as "held-for-sale" with the results continuing to be reported within the former Individual Annuities segment's operating results until the sale was completed.

Operating Results

The following table sets forth Retirement Strategies' operating results for the periods indicated:

	Year ended December 31,		
	2022	**2021**	**2020**
		(in millions)	
Operating results:			
Revenues:			
Institutional Retirement Strategies	$19,441	$15,298	$10,051
Individual Retirement Strategies	5,312	4,914	4,440
Total revenues	24,753	20,212	14,491
Benefits and expenses:			
Institutional Retirement Strategies	17,900	13,120	8,666
Individual Retirement Strategies	2,630	3,013	2,970
Total benefits and expenses	20,530	16,133	11,636
Adjusted operating income:			
Institutional Retirement Strategies	1,541	2,178	1,385
Individual Retirement Strategies	2,682	1,901	1,470
Total adjusted operating income	4,223	4,079	2,855
Realized investment gains (losses), net, and related adjustments	(1,806)	1,938	(2,918)
Charges related to realized investment gains (losses), net	(629)	(482)	3
Market experience updates	379	657	(324)
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	2	6	3
Income (loss) before income taxes and equity in earnings of operating joint ventures	$ 2,169	$ 6,198	$ (381)

Adjusted Operating Income

2022 to 2021 Annual Comparison. Adjusted operating income from our Institutional Retirement Strategies business decreased $637 million, including a favorable comparative net impact from our annual reviews and update of assumptions and other refinements. Results for 2022 had no net impact from our annual reviews and update of assumptions, while results for 2021 included a $14 million net charge. Excluding this item, adjusted operating income decreased $651 million, driven by lower net investment spread results, primarily reflecting lower income on non-coupon investments, partially offset by higher reinvestment rates and business growth.

Adjusted operating income from our Individual Retirement Strategies business increased $781 million, including a favorable comparative net impact from our annual reviews and update of assumptions and other refinements, which resulted in a $25 million net benefit in 2022 compared to a $15 million charge in 2021. Excluding this item, adjusted operating income increased $741 million primarily driven by the gain on sale of PALAC. Also contributing to the increase were higher net investment spread results, driven by growth in indexed variable annuities and more favorable interest rates, as well as lower expenses and market value gains on a strategic investment. These increases were partially offset by lower fee income, net of distribution expenses and other associated costs, resulting from lower separate account values due to the impact of the sale of PALAC, net outflows and unfavorable equity markets.

Our Individual Retirement Strategies business includes both fixed and variable annuities which may include optional guaranteed living benefit riders (e.g., GMIB, GMAB, GMWB and GMIWB), and/or optional death benefit riders (e.g., GMDB). We also offer fixed annuities that provide a guarantee of principal and interest credited at rates we determine (subject to certain contractual minimums) or at rates based upon the performance of an index (subject to caps or participation rates), as well as indexed variable annuities that provide several index crediting strategies and varying levels of downside protection at predetermined levels and durations. The drivers of our business results are generally included in adjusted operating income, with exceptions related to certain guarantees, as discussed below.

The U.S. GAAP accounting and our adjusted operating income treatment for our guarantees differ depending upon the specific contractual features. Under U.S. GAAP, the reserves for GMIB and GMDB are accounted for in accordance with an insurance fulfillment accounting framework and the results are included in adjusted operating income in a manner generally consistent with U.S. GAAP.

In contrast, certain of our guaranteed living benefit riders (e.g., GMAB, GMWB and GMIWB) are accounted for under U.S. GAAP as embedded derivatives and reported using a fair value accounting framework. For purposes of measuring segment performance, adjusted operating income excludes the changes in fair value and instead reflects the performance of these riders using an insurance fulfillment accounting framework. Under this framework, adjusted operating income recognized each period reflects the rider fees earned during the period, less the portion of such fees estimated to be required to cover future benefit payments and hedging costs. Sales of traditional variable annuities with guaranteed living benefit riders were discontinued as of December 31, 2020, and, in April 2022, the sale of a portion of our in-force traditional variable annuity block was completed, as discussed above.

Revenues, Benefits and Expenses

2022 to 2021 Annual Comparison. Revenues from our Institutional Retirement Strategies business increased $4,143 million. This increase primarily reflected higher pension risk transfer premiums due to new sales in the current year, with corresponding offsets in policyholders' benefits, as discussed below, partially offset by lower net investment income and other income, primarily reflecting lower income on non-coupon investments.

Benefits and expenses of our Institutional Retirement Strategies business increased $4,780 million. Excluding the impact of our annual reviews and update of assumptions and other refinements, as discussed above, benefits and expenses increased $4,794 million. Policyholders' benefits, including the change in policy reserves, increased primarily related to the higher pension risk transfer premiums discussed above.

Revenues from our Individual Retirement Strategies business increased $398 million. The increase was primarily driven by the gain on sale of PALAC and market value gains on a strategic investment, partially offset by lower policy charges and fee income, reflecting lower average separate account values due to the impact of the sale of PALAC, as discussed below, net outflows and unfavorable equity markets.

Benefits and expenses of our Individual Retirement Strategies business decreased $383 million. Excluding the impact of our annual reviews and update of assumptions and other refinements, as discussed above, benefits and expenses decreased $343 million primarily driven by lower general and administrative expenses, net of capitalization, driven by lower distribution and asset management expenses reflecting lower average separate account values, as discussed above, as well as lower operating and other expenses.

Account Values

Institutional Retirement Strategies. Account values are a significant driver of our operating results and are primarily driven by net additions (withdrawals) and the impact of market changes. The investment income and interest we credit to policyholders on our spread-based products varies with the level of general account values. The income we earn on most of our fee-based products varies with the level of fee-based account values as many policy fees are determined by these values.

The following table shows the changes in the account values of Institutional Retirement Strategies' products for the periods indicated. Account values include both internally- and externally-managed client balances as the total balances drive revenue for the Institutional Retirement Strategies business. For additional information regarding internally-managed balances, see "—PGIM."

	Year ended December 31,		
	2022	**2021**	**2020**
		(in millions)	
Total Institutional Retirement Strategies:			
Beginning total account value	$245,720	$243,387	$227,596
Additions(1)	31,773	21,967	22,469
Withdrawals and benefits	(16,398)	(20,825)	(18,288)
Change in market value, interest credited and interest income	(4,110)	1,881	8,854
Other(2)	(5,167)	(690)	2,756
Ending total account value	$251,818	$245,720	$243,387

(1) Additions primarily include: group annuities and funded pension reinsurance calculated based on premiums received; international longevity reinsurance contracts calculated as the present value of future projected benefits; investment-only stable value contracts calculated as the fair value of customers' funds held in a client-owned trust; and funding agreements issued calculated based on premiums received.

(2) "Other" activity includes the effect of foreign exchange rate changes associated with our British pounds sterling denominated international reinsurance business and changes in asset balances for externally-managed accounts. For the years ended December 31, 2022 and 2021, "Other" activity also includes $3,800 million in receipts offset by $3,516 million in payments and $3,079 million in receipts offset by $3,224 million in payments, respectively, related to funding agreements backed by commercial paper which typically have maturities of less than 90 days.

2022 to 2021 Annual Comparison. The increase in Institutional Retirement Strategies account values reflects net additions primarily driven by significant pension risk transfer transactions, including funded pension risk transfer and international reinsurance sales, and interest credited on customer funds, partially offset by the decline in the market value of account assets and the negative impact of foreign exchange rate changes.

Individual Retirement Strategies. Account values are a significant driver of our operating results. Since most fees are determined by the level of separate account assets, fee income varies primarily based on the level of account values. Additionally, our fee income generally drives other items such as the pattern of amortization of DAC and other costs. Account values are driven by net flows from new business sales, surrenders, withdrawals and benefit payments, policy charges and the impact of positive or negative market value changes. The annuity industry's competitive and regulatory landscapes may impact our net flows, including new business sales. The following table sets forth account value information for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
		(in millions)	
Total Individual Retirement Strategies(1):			
Beginning total account value	$182,305	$176,280	$169,681
Sales	6,027	6,599	6,815
Full surrenders and death benefits	(6,115)	(10,401)	(7,845)
Sales, net of full surrenders and death benefits	(88)	(3,802)	(1,030)
Partial withdrawals and other benefit payments	(4,670)	(5,712)	(5,191)
Net flows	(4,758)	(9,514)	(6,221)
Change in market value, interest credited and other activity(2)	(54,846)	19,188	16,360
Policy charges	(2,679)	(3,649)	(3,540)
Ending total account value(3)	$120,022	$182,305	$176,280

(1) Includes gross variable and fixed annuities sold as retail investment products. Variable annuity account values were $113.9 billion, $176.4 billion and $170.5 billion as of December 31, 2022, 2021 and 2020, respectively. Fixed annuity account values were $6.1 billion, $5.9 billion and $5.7 billion as of December 31, 2022, 2021 and 2020, respectively.

(2) Results for the year ended December 31, 2022 reflect the reduction in account values resulting from the sale of PALAC, as discussed above.

(3) Ending total account values for the year ended December 31, 2021 include approximately $30 billion of account values that were classified as "held-for-sale" as of December 31, 2021 in relation to the PALAC sale, as discussed above.

2022 to 2021 Annual Comparison. The decrease in account values during 2022 was primarily driven by the impact of the sale of PALAC and market value depreciation.

The increase in sales, net of full surrenders and death benefits, reflects general uncertainty and volatility in financial markets in the current year that led to lower full surrenders by policyholders, partially offset by lower sales.

Risks and Risk Mitigants

The following is a summary of certain risks associated with Individual Retirement Strategies' products, certain strategies in mitigating those risks including any updates to those strategies since the previous year-end, and the related financial results.

Fixed Annuity Risks and Risk Mitigants. The primary risk exposure of our fixed annuity products relates to investment risks we bear for providing customers a minimum guaranteed interest rate or an index-linked interest rate required to be credited to the customer's account value, which include interest rate fluctuations and/or sustained periods of low interest rates, and credit risk related to the underlying investments. We manage these risk exposures primarily through our investment strategies and product design features, which include credit rate resetting subject to the minimum guaranteed interest rate as well as surrender charges applied during the early years of the contract that help to provide protection for premature withdrawals. In addition, a portion of our fixed products has a market value adjustment provision that affords protection of lapse in the case of rising interest rates. We also manage these risk exposures through external reinsurance for certain of our fixed annuity products. For additional information regarding our external reinsurance agreements, see "Business—Retirement Strategies" included in Prudential Financial's 2022 Annual Report on Form 10-K and Note 14 to the Consolidated Financial Statements.

Indexed Variable Annuity Risks and Risk Mitigants. The primary risk exposure of our indexed variable annuity products relates to the investment risks we bear in order to credit to the customer's account balance the required crediting rate based on the performance of the elected indices at the end of each term. We manage this risk primarily through our investment strategies and product design features, which include credit rate resetting subject to contractual minimums as well as surrender charges applied during the early years of the contract that help to provide protection for premature withdrawals. In addition, our indexed variable annuity strategies have an interim value provision that provides some protection from lapse in the case of rising interest rates.

Variable Annuity Risks and Risk Mitigants. The primary risk exposures of our variable annuity contracts relate to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including capital markets assumptions such as equity

market returns, interest rates and market volatility, along with actuarial assumptions such as contractholder mortality, the timing and amount of annuitization and withdrawals, and contract lapses. For these risk exposures, achievement of our expected returns is subject to the risk that actual experience will differ from the assumptions used in the original pricing of these products. We manage our exposure to certain risks driven by fluctuations in capital markets primarily through a combination of i) Product Design Features, ii) our Asset Liability Management Strategy, and iii) our Capital Hedge Program, as discussed below. We also manage these risk exposures through external reinsurance for certain of our variable annuity products. For additional information regarding our external reinsurance agreements, see "Business—Retirement Strategies" included in Prudential Financial's 2022 Annual Report on Form 10-K and Note 14 to the Consolidated Financial Statements. Sales of traditional variable annuities with guaranteed living benefit riders were discontinued as of December 31, 2020, and, in April 2022, the sale of a portion of our in-force traditional variable annuity block was completed, as discussed above.

i. Product Design Features:

A portion of the variable annuity contracts that we offered include an automatic rebalancing feature, also referred to as an asset transfer feature. This feature is implemented at the contract level, and transfers assets between certain variable investment sub-accounts selected by the annuity contractholder and, depending on the benefit feature, a fixed-rate account in the general account or a bond fund sub-account within the separate accounts. The objective of the automatic rebalancing feature is to reduce our exposure to equity market risk and market volatility. Other product design features we utilize include, among others, asset allocation restrictions, minimum issuance age requirements and certain limitations on the amount of purchase payments, as well as a required minimum allocation to our general account for certain of our products. In addition, there is diversity in our fee arrangements, as certain fees are primarily based on the benefit guarantee amount, the contractholder account value and/or premiums, which helps preserve certain revenue streams when market fluctuations cause account values to decline.

ii. Asset Liability Management ("ALM") Strategy (including fixed income instruments and derivatives):

We employ an ALM strategy that utilizes a combination of both traditional fixed income instruments and derivatives to meet expected liabilities associated with our variable annuity living benefit guarantees. The economic liability we manage with this ALM strategy consists of expected living benefit claims under less severe market conditions, which are managed using fixed income instruments, derivatives, or a combination thereof, and potential living benefit claims resulting from more severe market conditions, which are hedged using derivative instruments. For our Prudential Defined Income ("PDI") variable annuity, we utilize fixed income instruments to meet expected liabilities. For the portion of our ALM strategy executed with derivatives, we enter into a range of exchange-traded and OTC equity, interest rate and credit derivatives, including, but not limited to: equity and treasury futures; total return, credit default and interest rate swaps; and options including equity options, swaptions, and floors and caps. The intent of this strategy is to more efficiently manage the capital and liquidity associated with these products while continuing to mitigate fluctuations in net income due to movements in capital markets. To achieve this, we periodically review and recalibrate the ALM strategy by optimizing the mix of derivatives and fixed income instruments to achieve expected outcomes.

The valuation of the economic liability we seek to defray excludes certain items that are included within the U.S. GAAP liability, such as NPR in order to maximize protection irrespective of the possibility of our own default, as well as risk margins (required by U.S. GAAP but different from our best estimate) and valuation methodology differences. The following table provides a reconciliation between the liability reported under U.S. GAAP and the economic liability we manage through our ALM strategy as of the periods indicated:

	December 31,	
	2022	2021(1)
	(in millions)	
U.S. GAAP liability, including NPR, net of reinsurance recoverables	$ 4,753	$13,028
NPR adjustment, net of reinsurance recoverables	3,413	2,832
Subtotal	8,166	15,860
Adjustments including risk margins and valuation methodology differences	(2,499)	(3,444)
Economic liability managed through the ALM strategy	$ 5,667	$12,416

(1) Includes the portion of the traditional variable annuities block of business that was classified as "held-for-sale" as of December 31, 2021 in relation to the PALAC sale, as discussed above.

As of December 31, 2022, the fair value of our fixed income instruments and derivative assets exceed the economic liability within the entities in which the risks reside.

Under our ALM strategy, we expect differences in the U.S. GAAP net income impact between the changes in value of the fixed income instruments (either designated as available-for-sale or designated as trading) and derivatives as compared to the changes in the embedded derivative liability these assets support. These differences can be primarily attributed to three distinct areas:

- *Different valuation methodologies in measuring the liability we intend to cover with fixed income instruments and derivatives versus the liability reported under U.S. GAAP.* The valuation methodology utilized in estimating the economic liability we intend to defray with fixed income instruments and derivatives is different from that required to be utilized to measure the liability under U.S. GAAP. Additionally, the valuation of the economic liability excludes certain items that are included within the U.S. GAAP liability, such as NPR in order to maximize protection irrespective of the possibility of our own default and risk margins (required by U.S. GAAP but different from our best estimate).

- *Different accounting treatment between liabilities and assets supporting those liabilities.* Under U.S. GAAP, changes in the fair value of the embedded derivative liability, derivative instruments and fixed income instruments designated as trading are immediately reflected in net income, while changes in the fair value of fixed income instruments that are designated as available-for-sale are recorded as unrealized gains (losses) in other comprehensive income.
- *General hedge results.* For the derivative portion of the ALM strategy, the net hedging impact (the extent to which the changes in value of the hedging instruments offset the change in value of the portion of the economic liability we are hedging) may be impacted by a number of factors, including: cash flow timing differences between our hedging instruments and the corresponding portion of the economic liability we are hedging, basis differences attributable to actual underlying contractholder funds to be hedged versus hedgeable indices, rebalancing costs related to dynamic rebalancing of hedging instruments as markets move, certain elements of the economic liability that may not be hedged (including certain actuarial assumptions), and implied and realized market volatility on the hedge positions relative to the portion of the economic liability we seek to hedge.

iii. Capital Hedge Program:

We employ a capital hedge program to protect a portion of the overall capital position of the variable annuities business against its exposure to the equity markets. The capital hedge program is conducted using equity derivatives which include equity call and put options, total return swaps and futures contracts. Changes in value of these derivatives are excluded from adjusted operating income, which the Company believes enhances the understanding of underlying performance trends.

Product Specific Risks and Risk Mitigants

For certain living benefit guarantees, claims will primarily represent the funding of contractholder lifetime withdrawals after the cumulative withdrawals have first exhausted the contractholder account value. Due to the age of the in-force block, limited claim payments have occurred to date, and they are not expected to increase significantly within the next five years, based upon current assumptions. The timing and amount of future claims will depend on actual returns on contractholder account value and actual contractholder behavior relative to our assumptions. The majority of our current living benefit guarantees provide for guaranteed lifetime contractholder withdrawal payments inclusive of a “highest daily” contract value guarantee. Our PDI variable annuity complements our variable annuity products with the highest daily benefit and provides for guaranteed lifetime contractholder withdrawal payments but restricts contractholder asset allocation to a single bond fund sub-account within the separate accounts.

The majority of our traditional variable annuity contracts with living benefit guarantees, and contracts with our highest daily living benefit features, include risk mitigants in the form of an automatic rebalancing feature and/or inclusion in our ALM strategy. We may also utilize external reinsurance as a form of additional risk mitigation. The risks associated with the guaranteed benefits of certain legacy products that were sold prior to our development of the automatic rebalancing feature are also managed through our ALM strategy. Certain legacy products with GMAB rider options include the automatic rebalancing feature but are not included in the ALM strategy. Sales of traditional variable annuities with living benefit guarantees and automatic rebalancing features were discontinued as of December 31, 2020, and, in April 2022, the sale of a portion of our in-force traditional variable annuity block was completed, as discussed above.

For our GMDBs, we provide a benefit payable in the event of death. Our base GMDB is generally equal to a return of cumulative deposits adjusted for any partial withdrawals. Certain products include an optional enhanced GMDB based on the greater of a minimum return on the contract value or an enhanced value. We have retained the risk that the total amount of death benefit payable may be greater than the contractholder account value; however, a substantial portion of the account values associated with GMDBs are subject to an automatic rebalancing feature because the contractholder also selected a living benefit guarantee which includes an automatic rebalancing feature. All of the variable annuity account values with living benefit guarantees also contain GMDBs. The living and death benefit features for these contracts cover the same insured life and, consequently, we have insured both the longevity and mortality risk on these contracts.

The following table sets forth the risk management profile of our living benefit guarantees and GMDB features as of the periods indicated:

	December 31,					
	2022		2021		2020	
	Account Value	% of Total	Account Value(1)	% of Total	Account Value	% of Total
			(in millions)			
Living benefit/GMDB features(2):						
Both ALM strategy and automatic rebalancing(3)(4)	$ 69,282	61%	$112,543	64%	$112,177	66%
ALM strategy only(4)	1,972	2%	7,278	4%	7,410	4%
Automatic rebalancing only	83	0%	567	0%	634	1%
External reinsurance(5)	2,482	2%	3,303	2%	3,173	2%
PDI	11,988	11%	16,909	10%	18,540	11%
Other products	1,561	1%	2,444	1%	2,492	1%
Total living benefit/GMDB features	87,368		143,044		144,426	
GMDB features and other(6)	26,573	23%	33,395	19%	26,120	15%
Total variable annuity account value	$113,941		$176,439		$170,546	

(1) Includes approximately $30 billion of account values that were classified as "held-for-sale" as of December 31, 2021 in relation to the PALAC sale, as discussed above.
(2) All contracts with living benefit guarantees also contain GMDB features, which cover the same insured contract.
(3) Contracts with living benefits that are included in our ALM strategy and that have an automatic rebalancing feature.
(4) Excludes PDI which is presented separately within this table.
(5) Represents contracts subject to a reinsurance transaction with an external counterparty covering certain Highest Daily Lifetime Income ("HDI") v.3.0 business for the period April 1, 2015 through December 31, 2016. These contracts with living benefits also have an automatic rebalancing feature. See Note 14 to the Consolidated Financial Statements for additional information.
(6) Includes contracts that have a GMDB feature and do not have an automatic rebalancing feature.

Results excluded from adjusted operating income

The following table provides the net impact to the Consolidated Statements of Operations from the portion of Retirement Strategies' results excluded from adjusted operating income:

	Year ended December 31,		
	2022	2021(1)	2020(1)
Results excluded from adjusted operating income:		(in millions)(2)	
Change in the value of U.S. GAAP liability, pre-NPR(3)	$ 4,035	$ 7,417	$(4,979)
Change in the NPR adjustment	1,277	(1,272)	581
Change in the fair value of hedge assets, excluding capital hedges(4)	(4,226)	(4,270)	2,251
Change in the fair value of capital hedges(5)	598	(1,268)	(900)
Other(6)	(3,490)	1,331	129
Realized investment gains (losses), net, and related adjustments	(1,806)	1,938	(2,918)
Market experience updates(7)	379	657	(324)
Charges related to realized investment gains (losses), net	(629)	(482)	3
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	2	6	3
Total results excluded from adjusted operating income(8)	$(2,054)	$ 2,119	$(3,236)

(1) Prior periods have been updated to reflect the aggregated results of the Retirement Strategies segment.
(2) Positive amounts represent income; negative amounts represent a loss.
(3) Represents the change in the liability (excluding NPR) for our variable annuities living benefit guarantees, which is measured utilizing a valuation methodology that is required under U.S. GAAP. This liability includes such items as risk margins which are required by U.S. GAAP but not included in our best estimate of the liability.
(4) Represents the change in fair value of the derivatives utilized to hedge potential claims associated with our variable annuity living benefit guarantees.
(5) Represents the changes in fair value of equity derivatives of the capital hedge program intended to protect a portion of the overall capital position of the variable annuities business against its exposure to the equity markets.
(6) Largely represents realized gains (losses) associated with sales and changes in the market value of fixed maturity securities as well as changes in the market value of derivative instruments.
(7) Represents the immediate impacts in current period results from changes in current market conditions on estimates of profitability.
(8) Excludes amounts from the change in unrealized gains and losses on fixed income instruments recorded in OCI (versus net income) of ($289) million, ($1,727) million and $1,384 million as of December 31, 2022, 2021 and 2020, respectively.

For 2022, the loss of $2,054 million was driven by the impact of rising interest rates on fixed maturity securities and derivatives as well as unfavorable impacts related to the amortization of DAC and other costs. These losses were partially offset by favorable NPR adjustments largely due to favorable impacts from our annual reviews and update of assumptions and other refinements and widening credit spreads, gains associated with our capital hedges driven by unfavorable equity markets as well as favorable market experience updates resulting from the impact of rising interest rates. Changes related to the U.S. GAAP liability before NPR and the fair value of hedge assets (excluding capital hedges) were largely offsetting.

Group Insurance

Operating Results

The following table sets forth Group Insurance's operating results and benefits and administrative operating expense ratios for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Operating results:			
Revenues	$6,123	$6,217	$5,786
Benefits and expenses	6,139	6,672	5,802
Adjusted operating income	(16)	(455)	(16)
Realized investment gains (losses), net, and related adjustments	(137)	(16)	48
Income (loss) before income taxes and equity in earnings of operating joint ventures	$ (153)	$ (471)	$ 32
Benefits ratio(1)(4):			
Group life(2)	93.2%	102.7%	93.4%
Group disability(2)	73.9%	83.8%	78.4%
Total Group Insurance(2)	88.4%	98.3%	90.2%
Administrative operating expense ratio(3)(4):			
Group life	10.8%	11.3%	12.4%
Group disability	31.3%	32.1%	26.1%
Total Group Insurance	15.8%	16.3%	15.4%

(1) Ratio of policyholder benefits to earned premiums plus policy charges and fee income.
(2) Benefits ratios reflect the impacts of our annual reviews and update of assumptions and other refinements. Excluding these impacts, the group life, group disability and total Group Insurance benefits ratios were 93.3%, 73.3% and 88.4% for 2022, respectively, 102.7%, 83.8% and 98.3% for 2021, respectively, and 93.6%, 78.8% and 90.4% for 2020, respectively.
(3) Ratio of general and administrative expenses (excluding commissions) to gross premiums plus policy charges and fee income.
(4) The benefits and administrative ratios are measures used to evaluate profitability and efficiency.

Adjusted Operating Income

2022 to 2021 Annual Comparison. Adjusted operating income increased $439 million, including an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Results for 2022 included a $3 million net charge from these updates while 2021 included a $1 million net benefit from these updates. Excluding this item, adjusted operating income increased $443 million, primarily reflecting higher underwriting results in our group life business, driven by a decline in COVID-19 impacts on non-experience-rated contracts, and higher underwriting results in our group disability business driven by more favorable claims experience and a favorable impact to reserves from higher interest rates on long-term disability contracts, as well as business growth. These increases were partially offset by lower net investment spread results driven by lower income on non-coupon investments.

Revenues, Benefits and Expenses

2022 to 2021 Annual Comparison. Revenues decreased $94 million. Excluding the impact of our annual reviews and update of assumptions and other refinements, as discussed above, revenues decreased $90 million. The decrease primarily reflected lower net investment income driven by lower income on non-coupon investments.

Benefits and expenses decreased $533 million. The decrease primarily reflected lower policyholders' benefits and changes in reserves in our group life business driven by less unfavorable claim experience from a decline in COVID-19 impacts, as well as in our group disability business driven by a more favorable impact from claims experience and a favorable impact to reserves from higher interest rates on long-term disability contracts.

Sales Results

The following table sets forth Group Insurance's annualized new business premiums, as defined under "—Segment Measures" above, for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Annualized new business premiums(1):			
Group life	$283	$265	$243
Group disability	196	221	163
Total	$479	$486	$406

(1) Amounts exclude new premiums resulting from rate changes on existing policies, from additional coverage under our Servicemembers' Group Life Insurance contract and from excess premiums on group universal life insurance that build cash value but do not purchase face amounts.

2022 to 2021 Annual Comparison. Total annualized new business premiums decreased $7 million, primarily driven by lower sales in our group disability business in the National segment due to the absence of a large sale in the prior year period, partially offset by an increase in supplemental health product sales, primarily in the Premier segment. Higher group life sales, primarily in the National segment, served as a partial offset.

Individual Life

Operating Results

The following table sets forth Individual Life's operating results for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Operating results:			
Revenues	$ 7,074	$6,897	$6,398
Benefits and expenses	8,289	6,504	6,446
Adjusted operating income	(1,215)	393	(48)
Realized investment gains (losses), net, and related adjustments	(1,468)	(83)	359
Charges related to realized investment gains (losses), net	(25)	186	(124)
Market experience updates	369	90	(267)
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	0	1	1
Income (loss) before income taxes and equity in earnings of operating joint ventures	$(2,339)	$ 587	$ (79)

Adjusted Operating Income

2022 to 2021 Annual Comparison. Adjusted operating income decreased $1,608 million, primarily reflecting an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Results for 2022 included a $1,401 million net charge from these updates, mainly driven by unfavorable impacts related to assumptions for policyholder behavior and mortality, and inclusive of out of period adjustments (see Note 1 and Note 22 to the Consolidated Financial Statements for additional information). Results for 2021 included a $7 million net benefit from these updates. Excluding this item, adjusted operating income decreased $200 million, primarily reflecting lower net investment spread results driven by lower income on non-coupon investments, partially offset by higher underwriting results, driven by the impact from less unfavorable mortality experience, net of reinsurance, including lower COVID-19 related claims.

Revenues, Benefits and Expenses

2022 to 2021 Annual Comparison. Revenues increased $177 million. Excluding the impact of our annual reviews and update of assumptions and other refinements, as discussed above, revenues decreased $163 million. This decrease was primarily driven by lower policy charges and fee income, driven by the absence of a benefit from the recapture of previously reinsured liabilities in the prior year period, which was mostly offset by reserve changes in policyholders' benefits, as well as the impact of unfavorable equity markets on account values. Also contributing to the decrease was lower net investment income driven by lower income on non-coupon investments, partially offset by business growth and higher interest rates. These decreases were partially offset by higher premiums due to lower ceded reinsurance, which was mostly offset in policyholders' benefits below.

Benefits and expenses increased $1,785 million. Excluding the impact of our annual reviews and update of assumptions and other refinements, as discussed above, benefits and expenses increased $37 million. This increase was primarily driven by higher interest credited on policyholders' account balances due to business growth and higher interest expense driven by higher interest rates, as discussed above. These increases were partially offset by lower policyholders' benefits and changes in reserves, driven by a favorable comparative impact from mortality experience, net of reinsurance, including lower COVID-19 related claims, and the absence of a charge from the reinsurance recapture in the prior year period, as described above, partially offset by lower ceded reinsurance, as described above.

Sales Results

The following table sets forth Individual Life's annualized new business premiums, as defined under "—Results of Operations—Segment Measures" above, by distribution channel and product, for the periods indicated:

	2022			2021			2020		
	Prudential Advisors	Third Party	Total	Prudential Advisors	Third Party	Total	Prudential Advisors	Third Party	Total
					(in millions)				
Variable Life	$109	$315	$424	$121	$417	$538	$100	$349	$449
Term Life	18	75	93	20	95	115	26	122	148
Universal Life(1)	6	86	92	8	94	102	20	165	185
Total	$133	$476	$609	$149	$606	$755	$146	$636	$782

(1) Prior period amounts have been updated to conform to current period presentation.

2022 to 2021 Annual Comparison. Total annualized new business premiums decreased $146 million, primarily from lower third-party sales across variable life, term life and universal life products due to pricing and product actions taken in the prior year period.

Assurance IQ

Operating Results

The following table sets forth Assurance IQ's operating results for the periods indicated.

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Operating results:			
Revenues	$ 510	$ 558	$391
Expenses	623	700	479
Adjusted operating income	(113)	(142)	(88)
Realized investment gains (losses), net, and related adjustments	0	0	1
Other adjustments(1)(2)	(917)	(1,099)	51
Income (loss) before income taxes and equity in earnings of operating joint ventures	$(1,030)	$(1,241)	$ (36)

(1) Includes certain components of the consideration for the Assurance IQ acquisition, which are recognized as compensation expense over the requisite service periods, as well as changes in the fair value of associated contingent consideration. For additional information regarding contingent consideration, see Note 23 to the Consolidated Financial Statements.
(2) Includes goodwill impairments of $903 million and $1,060 million recorded in the fourth quarters of 2022 and 2021, respectively. See Note 2 and Note 10 to the Consolidated Financial Statements for additional information.

Adjusted Operating Income

2022 to 2021 Annual Comparison. Adjusted operating income increased $29 million, including an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Results for 2022 included a $17 million net charge from these updates primarily reflecting updates to persistency assumptions in the Medicare line. Excluding this item, adjusted operating income increased $46 million primarily reflecting an increase in the Medicare line driven by higher commission revenue, partially offset by a decrease in the Health Under 65 line driven by lower commission and case referral revenues.

Revenues and Expenses

2022 to 2021 Annual Comparison. Revenues decreased $48 million. Excluding the impact of our annual reviews and update of assumptions and other refinements, as discussed above, revenues decreased $31 million, primarily due to lower commission and case referral revenues in the Health Under 65 and Life lines, as well as lower case referral revenue in the Personal Finance line. These decreases were partially offset by an increase in commission revenue in the Medicare line. Expenses decreased $77 million, primarily driven by lower variable expenses from the Life, Health Under 65 and Personal Finance lines, partially offset by higher variable expenses from the Medicare line, as well as higher general and administrative expenses.

International Businesses

Business Update

- In the third quarter of 2022, the Company completed the acquisition of a 33% minority interest in Alexander Forbes Group Holdings Limited, a leading provider of financial advice, retirement, investment and holistic wealth management services in South Africa. This investment is consistent with the Company's strategic focus internationally on higher-growth emerging markets and furthers the partnership's specific objective to identify and make strategic investments in high quality financial services companies in selected African geographies.

Operating Results

The results of our International Businesses' operations are translated on the basis of weighted average monthly exchange rates, inclusive of the effects of the intercompany arrangement discussed in "—Results of Operations—Impact of Foreign Currency Exchange Rates" above. To provide a better understanding of operating performance within the International Businesses, where indicated below, we have analyzed our results of operations excluding the effect of the year over year change in foreign currency exchange rates. Our results of operations, excluding the effect of foreign currency fluctuations, were derived by translating foreign currencies to USD at uniform exchange rates for all periods presented, including for constant dollar information discussed below. For our Japan operations, we used an exchange rate of 104 yen per USD, which was determined in connection with the foreign currency income hedging program discussed in "—Results of Operations—Impact of Foreign Currency Exchange Rates" above. In addition, for constant dollar information discussed below, activity denominated in USD is generally reported based on the amounts as transacted in USD. Annualized new business premiums presented on a constant exchange rate basis in the "Sales Results" section below reflect translation based on these same uniform exchange rates.

The following table sets forth the International Businesses' operating results for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Operating results:			
Revenues:			
Life Planner	$10,063	$10,643	$10,122
Gibraltar Life and Other	10,011	11,272	11,454
Total revenues	20,074	21,915	21,576
Benefits and expenses:			
Life Planner	8,625	8,869	8,618
Gibraltar Life and Other	9,045	9,656	10,006
Total benefits and expenses	17,670	18,525	18,624
Adjusted operating income:			
Life Planner	1,438	1,774	1,504
Gibraltar Life and Other	966	1,616	1,448
Total adjusted operating income	2,404	3,390	2,952
Realized investment gains (losses), net, and related adjustments	(2,213)	17	727
Charges related to realized investment gains (losses), net	118	(32)	(42)
Market experience updates	11	0	(39)
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	5	(79)	(48)
Income (loss) before income taxes and equity in earnings of operating joint ventures	$ 325	$ 3,296	$ 3,550

Adjusted Operating Income

2022 to 2021 Annual Comparison. Adjusted operating income from our Life Planner operations decreased $336 million, including a net unfavorable impact of $23 million from currency fluctuations, inclusive of the currency hedging program discussed above. Both periods also include the impact of our annual reviews and update of assumptions and other refinements, which resulted in a $19 million net charge in 2022 compared to a $2 million net benefit in 2021.

Excluding the impact of currency fluctuations, as well as the impact from our annual reviews and update of assumptions and other refinements as discussed above, adjusted operating income from our Life Planner operations decreased $292 million, primarily reflecting lower net investment spread results driven by lower income on non-coupon investments, lower underwriting results, primarily driven by unfavorable policyholder behavior and unfavorable mortality and morbidity experience from COVID-19 related claims in Japan, and higher operating expenses.

Adjusted operating income from our Gibraltar Life and Other operations decreased $650 million, including a net favorable impact of $11 million from currency fluctuations, inclusive of the currency hedging program discussed above. Both periods also include the impact of our annual reviews and update of assumptions and other refinements, which resulted in a $12 million net charge in 2022 compared to a $16 million net charge in 2021.

Excluding the impact of currency fluctuations, as well as the impact from our annual reviews and update of assumptions and other refinements as discussed above, adjusted operating income from our Gibraltar Life and Other operations decreased $665 million, primarily reflecting lower net investment spread results driven by lower income on non-coupon investments and lower prepayment fee income, as well as lower underwriting results, primarily driven by unfavorable mortality and morbidity experience from COVID-19 related claims in Japan. Also contributing to the decrease were lower earnings from joint venture investments.

Revenues, Benefits and Expenses

2022 to 2021 Annual Comparison. Revenues from our Life Planner operations decreased $580 million, including a net unfavorable impact of $632 million from currency fluctuations and a net benefit of $12 million from our annual reviews and update of assumptions and other refinements. Excluding these items, revenues increased $40 million, primarily reflecting higher premiums and policy charges and fee income, driven by the growth of business in force, partially offset by lower net investment income driven by lower income on non-coupon investments.

Benefits and expenses from our Life Planner operations decreased $244 million, including a net favorable impact of $609 million from currency fluctuations and a net charge of $33 million from our annual reviews and update of assumptions and other refinements. Excluding these items, benefits and expenses increased $332 million, primarily reflecting higher policyholders' benefits, including changes in reserves, driven by unfavorable mortality and morbidity experience from COVID-19 related claims, higher amortization, including write offs of deferred policy acquisition costs related to unfavorable policyholder behavior, and higher operating expenses.

Revenues from our Gibraltar Life and Other operations decreased $1,261 million, including a net unfavorable impact of $865 million from currency fluctuations. Excluding this item, revenues decreased $396 million, primarily reflecting lower premiums and policy charges and fee income due to the decline of business in force, lower net investment income driven by lower income on non-coupon investments and lower prepayment fee income, and lower other income from a decline in earnings from joint venture investments.

Benefits and expenses from our Gibraltar Life and Other operations decreased $611 million, including a net favorable impact of $876 million from currency fluctuations and a net benefit of $4 million from our annual reviews and update of assumptions and other refinements. Excluding these items, benefits and expenses increased $269 million, primarily reflecting higher policyholders' benefits, including changes in reserves, driven by unfavorable mortality and morbidity experience from COVID-19 related claims, and higher amortization, including write offs of deferred policy acquisition costs related to unfavorable policyholder behavior.

Sales Results

The following table sets forth annualized new business premiums, as defined under "—Results of Operations—Segment Measures" above, on an actual and constant exchange rate basis for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Annualized new business premiums:			
On an actual exchange rate basis:			
Life Planner	$ 941	$ 940	$1,041
Gibraltar Life and Other	878	1,000	1,149
Total	$1,819	$1,940	$2,190
On a constant exchange rate basis:			
Life Planner	1,022	960	1,044
Gibraltar Life and Other	907	1,005	1,152
Total	$1,929	$1,965	$2,196

The amount of annualized new business premiums and the sales mix in terms of types and currency denomination of products for any given period can be significantly impacted by several factors, including but not limited to: the addition of new products, discontinuation of existing products, changes in credited interest rates for certain products and other product modifications, changes in premium rates, changes in interest rates or fluctuations in currency markets, changes in tax laws, changes in life insurance regulations or changes in the competitive environment. Sales volume may increase or decrease prior to certain of these changes becoming effective, and then fluctuate in the other direction following such changes.

Our diverse product portfolio in Japan, in terms of currency mix and premium payment structure, allows us to adapt to changing market and competitive dynamics, including the low interest rate environment. We regularly examine our product offerings and their related profitability and, as a result, we have repriced or discontinued sales of certain products that do not meet our profit expectations. The impact of these actions, coupled with the introduction of certain new products, has generally resulted in an increase in sales of products denominated in USD relative to products denominated in other currencies.

2022 to 2021 Annual Comparison. The table below presents annualized new business premiums on a constant exchange rate basis, by product category and distribution channel, for the periods indicated:

	Year Ended December 31, 2022					Year Ended December 31, 2021				
	Life	Accident & Health	Retirement (1)	Investment Contracts (2)	Total	Life	Accident & Health	Retirement (1)	Investment Contracts (2)	Total
					(in millions)					
Life Planner	$566	$ 80	$333	$ 43	$1,022	$ 521	$ 67	$368	$ 4	$ 960
Gibraltar Life and Other:										
Life Consultants	179	28	30	301	538	260	26	40	161	487
Banks(3)	76	0	4	88	168	252	0	12	54	318
Independent Agency	83	12	105	1	201	73	23	96	8	200
Subtotal	338	40	139	390	907	585	49	148	223	1,005
Total	$904	$120	$472	$433	$1,929	$1,106	$116	$516	$227	$1,965

(1) Includes retirement income, endowment and savings variable universal life.
(2) Includes market value adjusted investment contracts and single-pay whole life products. 2021 also includes annuity products.
(3) Single pay life annualized new business premiums, which include 10% of first year premiums, and 3-year limited pay annualized new business premiums, which include 100% of new business premiums, represented 0% and 51%, respectively, of total Japanese bank distribution channel annualized new business premiums, excluding investment contracts, for the year ended December 31, 2022, and 3% and 66%, respectively, of total Japanese bank distribution channel annualized new business premiums, excluding investment contracts, for the year ended December 31, 2021.

Annualized new business premiums, on a constant exchange rate basis, from our Life Planner operations increased $62 million, primarily driven by higher life product sales in Brazil and Argentina. In Japan, higher sales of USD-denominated market value adjusted investment contacts, driven by higher interest rates, were partially offset by lower sales of USD-denominated retirement products.

Annualized new business premiums, on a constant exchange rate basis, from our Gibraltar Life and Other operations decreased $98 million. Bank channel sales decreased $150 million reflecting lower USD-denominated life product sales, partially offset by higher sales of USD-denominated market value adjusted investment contacts, driven by higher interest rates. Life Consultants sales increased $51 million reflecting higher sales of USD-denominated market value adjusted investment contacts, driven by rising interest rates, partially offset by lower USD-denominated life product sales. Independent Agency sales increased $1 million, primarily driven by higher sales of life products and USD-denominated endowment products, largely offset by the absence of accident & health product sales made to a single large client in the prior year period and lower sales of investment contracts.

Sales Force

The following table sets forth the number of Life Planners and Life Consultants for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Life Planners:			
Japan	4,446	4,566	4,555
All other countries	1,478	1,458	1,511
Gibraltar Life Consultants	6,821	7,100	7,254
Total	12,745	13,124	13,320

2022 to 2021 Comparison. The number of Life Planners decreased by 100, driven by a decrease of 120 in our Japan operations, primarily reflecting our selective recruiting efforts and higher resignations. Life Planners in our other operations increased by 20, primarily reflecting an increase in Brazil. The number of Gibraltar Life Consultants decreased by 279, primarily reflecting continued recruiting challenges and higher resignations due to more selective retention standards.

Corporate and Other

Corporate and Other includes corporate operations, after allocations to our business segments, and Divested and Run-off Businesses other than those that qualify for "discontinued operations" accounting treatment under U.S. GAAP.

	Year ended December 31,		
	2022	2021	2020
		(in millions)	
Operating results:			
Interest expense on debt	$ (829)	$ (827)	$ (894)
Investment income	177	174	134
Pension and employee benefits	387	284	191
Other corporate activities	(1,211)	(1,238)	(1,398)
Adjusted operating income	(1,476)	(1,607)	(1,967)
Realized investment gains (losses), net, and related adjustments	(38)	94	(2,357)
Charges related to realized investment gains (losses), net	5	8	3
Market experience updates	22	3	(10)
Divested and Run-off Businesses	9	716	(450)
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	(47)	(38)	(25)
Income (loss) before income taxes and equity in earnings of operating joint ventures	$(1,525)	$ (824)	$(4,806)

2022 to 2021 Annual Comparison. The loss from Corporate and Other operations, on an adjusted operating income basis, decreased $131 million. Pension and employee benefits were favorable by $103 million, driven by higher earnings from our pension and post-retirement plans resulting from higher returns on plan assets, lower benefit costs for these plans resulting from the sale of the Full Service Retirement business, and a favorable impact from design changes to the Company's Retiree Medical Savings Account plan. Net charges from other corporate activities decreased by $27 million, primarily driven by the absence of costs related to the early extinguishment of debt in the prior year period, favorable exchange rate impacts, gains from the sales of certain home office properties, and lower costs for long-term compensation plans, partially offset by higher expenses, including an increase in costs related to corporate initiatives.

For purposes of calculating pension income from our qualified pension plan for the year ended December 31, 2023, we increased the discount rate from 2.85% to 5.45% as of December 31, 2022. The expected rate of return on plan assets increased from 6.00% in 2022 to 7.50% in 2023. The assumed rate of increase in compensation remained unchanged at 4.50%. Giving effect to the foregoing changes and other factors, we expect income from our qualified pension plan in 2023 to be approximately $20 million to $30 million higher than 2022 levels. This increase is primarily driven by higher earnings from an increase in the expected rate of return and lower loss amortization, partially offset by higher interest costs on the plan obligation due to a higher discount rate.

For purposes of calculating postretirement benefit expenses for the year ended December 31, 2023, we increased the discount rate from 2.75% to 5.55% as of December 31, 2022. The expected rate of return on plan assets increased from 7.00% in 2022 to 7.75% in 2023. Giving effect to the foregoing changes and other factors, we expect postretirement income in 2023 to be approximately $30 million to $40 million lower than 2022 levels. This decrease is primarily driven by higher interest costs on the plan obligation due to a higher discount rate and unfavorable equity returns in 2022, partially offset by higher earnings from an increase in the expected rate of return and lower loss amortization.

In 2023, pension and other postretirement benefit service costs related to active employees will continue to be allocated to our business segments. For further information regarding our pension and postretirement plans, including the changes to the Company's Retiree Medical Savings Account plan, see Note 18 to the Consolidated Financial Statements.

Divested and Run-off Businesses

Divested and Run-off Businesses Included in Corporate and Other

Income from our Divested and Run-off Businesses includes results from several businesses that have been or will be sold or exited, including businesses that have been placed in wind down status that do not qualify for "discontinued operations" accounting treatment under U.S. GAAP. The results of these Divested and Run-off Businesses are reflected in our Corporate and Other operations but are excluded from adjusted operating income. A summary of the results of the Divested and Run-off Businesses reflected in our Corporate and Other operations is as follows for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
		(in millions)	
Long-Term Care	$(418)	$458	$ 351
Other	427	258	(801)
Total Divested and Run-off Businesses income (loss) excluded from adjusted operating income	$ 9	$716	$(450)

Long-Term Care. Results for the year ended December 31, 2022 decreased $876 million compared to 2021, including an unfavorable comparative net impact from our annual reviews and update of assumptions and other refinements. Results for 2022 included a $28 million net charge from these updates, while results for 2021 included a $62 million net benefit. Excluding this item, results decreased $786 million primarily driven by unfavorable impacts from changes in the market value of equity securities, changes in the market value of derivatives used for duration management and lower income on non-coupon investments.

Other Divested and Run-off Businesses. Results for the year ended December 31, 2022 increased $169 million compared to 2021, primarily driven by the gain on the sale of the Full Service Retirement business. See Note 1 to the Consolidated Financial Statements for additional information regarding this sale. The results for 2022 also include losses related to the Full Service Retirement business in the first quarter, largely driven by the impact of rising interest rates on the market value of assets supporting experience-rated contractholder liabilities. For additional information, see "—Experience-Rated Contractholder Liabilities, Assets Supporting Experience-Rated Contractholder Liabilities and Other Related Investments."

Closed Block Division

The Closed Block division includes certain in-force traditional domestic participating life insurance and annuity products and assets that are used for the payment of benefits and policyholder dividends on these policies (collectively, the "Closed Block"), as well as certain related assets and liabilities. We no longer offer these traditional domestic participating policies. See Note 15 to the Consolidated Financial Statements for additional information.

Each year, the Board of Directors of The Prudential Insurance Company of America ("PICA") determines the dividends payable on participating policies for the following year based on the experience of the Closed Block, including investment income, net realized and unrealized investment gains (losses), mortality experience and other factors. Although the Closed Block experience for dividend action decisions is based upon statutory results, at the time the Closed Block was established, we developed, as required by U.S. GAAP, an actuarial calculation of the timing of the maximum future earnings from the policies included in the Closed Block. Actual cumulative earnings, as required by U.S. GAAP, reflect the recognition of realized investment gains and losses in the current period, as well as changes in assets and related liabilities that support the Closed Block policies. If actual cumulative earnings in any given period are greater than the cumulative earnings we expected, we record this excess as a policyholder dividend obligation. Additionally, any accumulated net unrealized investment gains that have arisen subsequent to the establishment of the Closed Block are reflected as a policyholder dividend obligation, with a corresponding amount reported in AOCI, while any accumulated net unrealized investment losses are reflected as a reduction of the policyholder dividend obligation, to the extent the overall policyholder dividend obligation is otherwise positive.

We will subsequently pay this excess to Closed Block policyholders as an additional dividend unless it is otherwise offset by future Closed Block performance that is less favorable than we originally expected. The policyholder dividends we charge to expense within the Closed Block division will include any change in our policyholder dividend obligation that we recognize for the excess of actual cumulative earnings in any given period over the cumulative earnings we expected in addition to the actual policyholder dividends declared by the Board of Directors of PICA. If actual cumulative earnings fall below expected cumulative earnings in future periods, earnings volatility in the Closed Block division, which is primarily due to changes in investment results, may not be offset by changes in the cumulative earnings policyholder dividend obligation. For a discussion of the Closed Block division's realized investment gains (losses), net, see "—General Account Investments."

As of December 31, 2022, the excess of actual cumulative earnings over the expected cumulative earnings was $3,207 million; however, due to the accumulation of net unrealized investment losses in excess of this amount, the policyholder dividend obligation balance as of December 31, 2022 was reduced to zero.

Operating Results

The following table sets forth the Closed Block division's results for the periods indicated:

	Year ended December 31,		
	2022	2021	2020
		(in millions)	
U.S. GAAP results:			
Revenues	$2,957	$5,947	$4,766
Benefits and expenses	2,989	5,807	4,790
Income (loss) before income taxes and equity in earnings of operating joint ventures	$ (32)	$ 140	$ (24)

Income (loss) Before Income Taxes and Equity in Earnings of Operating Joint Ventures

2022 to 2021 Annual Comparison. Income (loss) before income taxes and equity in earnings of operating joint ventures decreased $172 million. Net investment activity results decreased primarily reflecting lower other income driven by unfavorable changes in the value of equity securities, a decrease in realized investment gains (losses) driven by losses on the sale of fixed income investments in the current year, and lower net investment income on non-coupon investments. Net insurance activity results increased driven by a favorable comparative change in claims experience and reserves, partially offset by lower premiums due to the runoff of policies in force. As a result of the above, a $1,180 million reduction in the policyholder dividend obligation was recorded in 2022, compared to a $1,469 million increase in 2021.

Revenues, Benefits and Expenses

2022 to 2021 Annual Comparison. Revenues decreased $2,990 million primarily driven by a decrease in other income, realized investment gains (losses), net investment income and premiums, as discussed above.

Benefits and expenses decreased $2,818 million primarily driven by a decrease in dividends to policyholders, reflecting a reduction in the policyholder dividend obligation expense due to changes in cumulative earnings, as discussed above.

Income Taxes

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% applicable for 2022, 2021 and 2020, and the reported income tax expense (benefit) are provided in the following table:

	Year Ended December 31,		
	2022	2021(1)	2020(1)
		(in millions)	
Expected federal income tax expense (benefit) at federal statutory rate	$(373)	$1,970	$ (68)
Non-taxable investment income	(86)	(292)	(228)
Foreign taxes at other than U.S. rate	11	149	250
Low-income housing and other tax credits	(128)	(126)	(112)
Changes in tax law	(11)	10	(192)
GILTI	101	(1)	(2)
Sale of subsidiary	84	(26)	277
Non-controlling interest	5	(14)	(48)
Non-deductible expenses	21	11	14
Change in valuation allowance	16	13	17
State taxes	13	18	10
Other	(23)	(38)	1
Reported income tax expense (benefit)	$(370)	$1,674	$ (81)
Effective tax rate	20.8%	17.8%	25.1%

(1) Prior period amounts have been updated to conform to current period presentation.

Effective Tax Rate

The effective tax rate is the ratio of "Total income tax expense (benefit)" divided by "Income before income taxes and equity in earnings of operating joint ventures." Our effective tax rate for fiscal years 2022, 2021 and 2020 was 20.8%, 17.8%, and 25.1%, respectively. For a detailed description of the nature of each significant reconciling item, see Note 16 to the Consolidated Financial Statements.

Unrecognized Tax Benefits

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest that relate to tax years still subject to review by the Internal Revenue Service or other taxing authorities. The completion of review or the expiration of the Federal statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The total unrecognized benefit as of December 31, 2022, 2021 and 2020 was $84 million, $12 million and $17 million, respectively. The Company cannot predict with reasonable accuracy whether there will be any significant changes within the next twelve months to our total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.

Income Tax Expense vs. Income Tax Paid in Cash

Income tax expense recorded under U.S. GAAP routinely differs from the income taxes paid in cash in any given year. Income tax expense recorded under U.S. GAAP is based on income reported in our Consolidated Statements of Operations for the current period and it includes both current and deferred taxes. Income taxes paid during the year include tax installments made for the current year as well as tax payments and refunds related to prior periods.

For additional information regarding income tax related items, see "Business—Regulation" included in Prudential Financial's 2022 Annual Report on Form 10-K and Note 16 to the Consolidated Financial Statements.

Experience-Rated Contractholder Liabilities, Assets Supporting Experience-Rated Contractholder Liabilities and Other Related Investments

International Businesses. Certain products included in our International Businesses are experience-rated in that investment results associated with these products are expected to ultimately accrue to contractholders. The majority of investments supporting these experience-rated products are carried at fair value. These experience-rated products are fully participating, and as a result, the entire return on the underlying investments is passed back to policyholders through a corresponding adjustment to the related liability. The investments and related liabilities are reflected on the Consolidated Statements of Financial Position as "Assets supporting experience-rated contractholder liabilities, at fair value" and "Policyholders' account balances," respectively The associated realized and unrealized gains (losses) on the investments are reported on the Consolidated Statements of Operations as "Other income (loss)", while interest and dividend income are reported in "Net investment income."

Adjusted operating income excludes net investment gains (losses) on assets supporting experience-rated contractholder liabilities. This is consistent with the exclusion of realized investment gains (losses) with respect to other investments supporting insurance liabilities managed on a consistent basis. In addition, to be consistent with the historical treatment of charges related to realized investment gains (losses) on investments, adjusted operating income also excludes the change in contractholder liabilities due to asset value changes in the pool of investments supporting these experience-rated contracts, which are reflected in "Interest credited to policyholders' account balances." The result of this approach is that adjusted operating income for these products includes net fee revenue and interest spread we earn on these experience-rated contracts, and excludes changes in fair value of the pool of investments, both realized and unrealized, that we expect will ultimately accrue to the contractholders.

Full Service Retirement Business. Prior to the second quarter of 2022, the Full Service Retirement business included within the Company's Divested and Run-off Businesses held two types of experience-rated products that were supported by assets supporting experience-rated contractholder liabilities and other related investments. On April 1, 2022, the Company completed the sale of its Full Service Retirement business to Great-West. See Note 1 to the Consolidated Financial Statements for additional information regarding this disposition.

The following table sets forth the impact on results for the periods indicated of these items that are excluded from adjusted operating income:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
International Businesses:			
Investment gains (losses) on assets supporting experience-rated contractholder liabilities, net	$ (201)	$ 369	$ 68
Change in experience-rated contractholder liabilities due to asset value changes	201	(369)	(68)
Gains (losses), net, on experienced rated contracts	$ 0	$ 0	$ 0
Divested and Run-off Businesses:			
Investment gains (losses) on assets supporting experience-rated contractholder liabilities, net	$ (950)	$(616)	$ 602
Change in experience-rated contractholder liabilities due to asset value changes	818	657	(625)
Gains (losses), net, on experienced rated contracts	$ (132)	$ 41	$ (23)
Total:			
Investment gains (losses) on assets supporting experience-rated contractholder liabilities, net	$(1,151)	$(247)	$ 670
Change in experience-rated contractholder liabilities due to asset value changes	1,019	288	(693)
Gains (losses), net, on experienced rated contracts	$ (132)	$ 41	$ (23)

For our divested Full Service Retirement business, the net impact of changes in experience-rated contractholder liabilities and investment gains (losses) on assets supporting experience-rated contractholder liabilities and other related investments reflects timing differences between the recognition of the mark-to-market adjustments and the recognition of the recovery of these adjustments in future periods through subsequent increases in asset values or reductions in crediting rates on contractholder liabilities for partially participating products. This includes certain assets that are designated as available-for-sale where mark-to-market adjustments are recorded as unrealized gains (losses) in "Other comprehensive income". These impacts also reflect the difference between the fair value of underlying commercial mortgages and other loans and the amortized cost, less any valuation allowance, of these loans.

Valuation of Assets and Liabilities

Fair Value of Assets and Liabilities

The authoritative guidance related to fair value measurement establishes a framework that includes a three-level hierarchy used to classify the inputs used in measuring fair value. The level in the hierarchy within which the fair value falls is determined based on the lowest level input that is significant to the measurement. The fair values of assets and liabilities classified as Level 3 include at least one significant unobservable input in the measurement. See Note 6 to the Consolidated Financial Statements for an additional description of the valuation hierarchy levels as well as for the balances of assets and liabilities measured at fair value on a recurring basis by hierarchy level presented on a consolidated basis.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of the periods indicated, and the portion of such assets and liabilities that are classified in Level 3 of the valuation hierarchy. The table also provides details about these assets and liabilities excluding those held in the Closed Block division. We believe the amounts excluding the Closed Block division are most relevant to an understanding of our operations that are pertinent to investors in Prudential Financial because substantially all Closed Block division assets support obligations and liabilities relating to the Closed Block policies only. See Note 15 to the Consolidated Financial Statements for additional information regarding the Closed Block.

	As of December 31, 2022				As of December 31, 2021(1)			
	PFI excluding Closed Block Division		Closed Block Division		PFI excluding Closed Block Division		Closed Block Division	
	Total at Fair Value	Total Level 3(2)	Total at Fair Value	Total Level 3(2)	Total at Fair Value	Total Level 3(2)	Total at Fair Value	Total Level 3(2)
	(in millions)							
Fixed maturities, available-for-sale	$277,648	$4,345	$30,071	$817	$334,006	$ 5,810	$38,404	$1,510
Assets supporting experience-rated contractholder liabilities:								
Fixed maturities	945	0	0	0	1,057	0	0	0
Equity securities	1,899	0	0	0	2,271	0	0	0
All other(3)	0	0	0	0	20	0	0	0
Subtotal	2,844	0	0	0	3,348	0	0	0
Fixed maturities, trading	5,051	289	900	15	7,686	403	1,137	18
Equity securities	5,416	528	1,734	99	6,089	699	2,288	100
Commercial mortgage and other loans	137	0	0	0	1,263	0	0	0
Other invested assets(4)	1,990	537	3	2	3,749	489	7	4
Short-term investments	3,637	18	150	0	5,186	268	457	62
Cash equivalents	6,398	0	1,076	0	4,857	48	402	22
Other assets	176	176	0	0	164	164	0	0
Separate account assets	171,805	1,081	0	0	219,971	1,283	0	0
Total assets	$475,102	$6,974	$33,934	$933	$586,319	$ 9,164	$42,695	$1,716
Future policy benefits	$ 4,746	$4,746	$ 0	$ 0	$ 9,068	$ 9,068	$ 0	$ 0
Policyholders' account balances	3,492	3,492	0	0	1,436	1,436	0	0
Other liabilities(4)	2,682	1	0	0	1,860	0	0	0
Total liabilities	$ 10,920	$8,239	$ 0	$ 0	$ 12,364	$10,504	$ 0	$ 0

(1) Excludes amounts for financial instruments reclassified to "Assets held-for-sale" of $129,579 million and "Liabilities held-for-sale" of $6,214 million. Assets held-for-sale and liabilities held-for-sale are valued on a basis consistent with similar instruments described herein. See Note 1 to the Consolidated Financial Statements for additional information.

(2) Level 3 assets expressed as a percentage of total assets measured at fair value on a recurring basis for PFI excluding the Closed Block division and for the Closed Block division totaled 1.5% and 2.7%, respectively, as of December 31, 2022 and 1.6% and 4.0%, respectively, as of December 31, 2021.

(3) "All other" represents cash equivalents and short-term investments.

(4) "Other invested assets" and "Other liabilities" primarily include derivatives. The amounts include the impact of netting subject to master netting agreements.

The determination of fair value, which for certain assets and liabilities is dependent on the application of estimates and assumptions, can have a significant impact on our results of operations and may require the application of a greater degree of judgment depending on market conditions, as the ability to value assets and liabilities can be significantly impacted by a decrease in market activity or a lack of transactions executed in an orderly manner.

Fixed maturity securities included in Level 3 in our fair value hierarchy are generally priced based on internally-developed valuations or indicative broker quotes. For certain private fixed maturity and equity securities, the internal valuation models use significant unobservable inputs and, accordingly, such securities are included in Level 3 in our fair value hierarchy. Level 3 fixed maturity securities for PFI excluding the Closed Block division included approximately $1.1 billion of public fixed maturities as of December 31, 2022 with values primarily based on indicative broker quotes, and approximately $3.5 billion of private fixed maturities, with values primarily based on internally-developed models. Significant unobservable inputs used in their valuation included: issue specific spread adjustments, material non-public financial information, management judgment, estimation of future earnings and cash flows, default rate assumptions, liquidity assumptions and indicative quotes from market makers. Separate account assets included in Level 3 in our fair value hierarchy primarily include corporate securities and commercial mortgage loans.

Embedded derivatives reported in "Future policy benefits" and "Policyholders' account balances" that are included in level 3 of our fair value hierarchy represent general account liabilities pertaining to living benefit features of the Company's variable annuity contracts and the index-linked interest credited features on certain life and annuity products. These are carried at fair value with changes in fair value included in "Realized investment gains (losses), net." These embedded derivatives are valued using internally-developed models that require significant estimates and assumptions developed by management. Changes in these estimates and assumptions can have a significant impact on the results of our operations.

For additional information about the valuation techniques and the key estimates and assumptions used in our determination of fair value, see Note 6 to the Consolidated Financial Statements.

General Account Investments

We maintain diversified investment portfolios in our general account to support our liabilities to customers as well as our other general liabilities. Investments and other assets that do not support general account liabilities, and are therefore excluded from our general account, are as follows:

- assets of our derivative operations;
- assets of our investment management operations, including investments managed for third-parties; and
- those assets classified as "Separate account assets" on our balance sheet.

The general account portfolios are managed pursuant to the distinct objectives and investment policy statements of PFI excluding the Closed Block division and of the Closed Block division. The primary investment objectives of PFI excluding the Closed Block division include:

- hedging and otherwise managing the market risk characteristics of the major product liabilities and other obligations of the Company;
- optimizing investment income yield within risk constraints over time; and
- for certain portfolios, optimizing total return, including both investment income yield and capital appreciation, within risk constraints over time, while managing the market risk exposures associated with the corresponding product liabilities.

We pursue our objective to optimize investment income yield for PFI excluding the Closed Block division over time through:

- the investment of net operating cash flows, including new product premium inflows, and proceeds from investment sales, repayments and prepayments into investments with attractive risk-adjusted yields; and
- the sale of investments, where appropriate, either to meet various cash flow needs or to manage the portfolio's risk exposure profile with respect to duration, credit, currency and other risk factors, while considering the impact on taxes and capital.

The primary investment objectives of the Closed Block division include:

- providing for the reasonable dividend expectations of the participating policyholders within the Closed Block division; and
- optimizing total return, including both investment income yield and capital appreciation, within risk constraints, while managing the market risk exposures associated with the major products in the Closed Block division.

Our portfolio management approach, while emphasizing our investment income yield and asset/liability risk management objectives, also takes into account the capital and tax implications of portfolio activity and our assertions regarding our ability and intent to hold debt securities to recovery. For a further discussion of our allowance for credit losses, including our assertions regarding any intention or requirement to sell debt securities before anticipated recovery, see "—Realized Investment Gains and Losses—Credit Losses" below.

Management of Investments

The Investment Committee of our Board of Directors ("Board") oversees our proprietary investments, including our general account portfolios, and regularly reviews performance and risk positions. Our Chief Investment Officer Organization ("CIO Organization") develops investment policies subject to risk limits proposed by our Enterprise Risk Management ("ERM") group for the general account portfolios of our domestic and international insurance subsidiaries and directs and oversees management of the general account portfolios within risk limits and exposure ranges approved annually by the Investment Committee.

The CIO Organization, including related functions within our insurance subsidiaries, works closely with product actuaries and ERM to understand the characteristics of our products and their associated market risk exposures. This information is incorporated into the development of target asset portfolios that manage market risk exposures associated with the liability characteristics and establish investment risk exposures, within tolerances prescribed by Prudential's investment risk limits, on which we expect to earn an attractive risk-adjusted return. We develop asset strategies for specific classes of product liabilities and attributed or accumulated surplus, each with distinct risk characteristics. Market risk exposures associated with the liabilities include interest rate risk, which is addressed through the duration characteristics of the target asset mix, and currency risk, which is addressed by the currency profile of the target asset mix. In certain of our smaller markets outside of the U.S. and Japan, capital markets limitations hinder our ability to hedge interest rate exposure to the same extent we do for our U.S. and Japan businesses and lead us to accept a higher degree of interest rate risk in these smaller portfolios. General account portfolios typically include allocations to credit and other investment risks as a means to enhance investment yields and returns over time.

Most of our products can be categorized into the following three classes:

- interest-crediting products for which the rates credited to customers are periodically adjusted to reflect market and competitive forces and actual investment experience, such as fixed annuities and universal life insurance;
- participating individual and experience-rated group products in which customers participate in actual investment and business results through annual dividends, interest or return of premium; and
- products with fixed or guaranteed terms, such as traditional whole life and endowment products, guaranteed investment contracts ("GICs"), funding agreements and payout annuities.

Our total investment portfolio is composed of a number of operating portfolios. Each operating portfolio backs a specific set of liabilities, and the portfolios have a target asset mix that supports the liability characteristics, including duration, cash flow, liquidity needs and other criteria. As of December 31, 2022, the average duration of our domestic general account investment portfolios attributable to PFI excluding the Closed Block division, including the impact of derivatives, was approximately 7 years. As of December 31, 2022, the average duration of our international general account portfolios attributable to our Japanese insurance operations, including the impact of derivatives, was between 11 and 12 years and represented a blend of yen-denominated and U.S. dollar and Australian dollar-denominated investments, which have distinct average durations supporting the insurance liabilities we have issued in those currencies. Our asset/liability management process has enabled us to manage our portfolios through several market cycles.

We implement our portfolio strategies primarily through investment in a broad range of fixed income assets, including government and agency securities, public and private corporate bonds and structured securities and commercial mortgage loans. In addition, we hold allocations of non-coupon investments, which include equity securities and other invested assets such as LPs/LLCs, real estate held through direct ownership, derivative instruments, and seed money investments in separate accounts.

We manage our public fixed maturity portfolio to a risk profile directed or overseen by the CIO Organization and ERM groups and to a profile that also reflects the market environments impacting both our domestic and international insurance portfolios. The return that we earn on the portfolio will be reflected in investment income and in realized gains or losses on investments.

We use privately-placed corporate debt securities and commercial mortgage loans, which consist of mortgages on diversified properties in terms of geography, property type and borrowers, to enhance the yield on our portfolio and to improve the overall diversification of the portfolios. Private placements typically offer enhanced yields due to an illiquidity premium and generally offer enhanced credit protection in the form of covenants. Our origination capability offers the opportunity to lead transactions and gives us the opportunity for better terms, including covenants and call protection, and to take advantage of innovative deal structures.

Derivative strategies are employed in the context of our risk management framework to enhance our ability to manage interest rate and currency risk exposures of the asset portfolio relative to the liabilities and to manage credit and equity positions in the investment portfolios. For a discussion of our risk management process, see "Quantitative and Qualitative Disclosures About Market Risk" below.

Our portfolio asset allocation reflects our emphasis on diversification across asset classes, sectors and issuers. The CIO Organization, directly and through related functions within the insurance subsidiaries, implements portfolio strategies primarily through various investment management units within Prudential's PGIM segment. Activities of the PGIM segment on behalf of the general account portfolios are directed and overseen by the CIO Organization and monitored by ERM for compliance with investment risk limits.

In executing the activities on behalf of the general account portfolio, Prudential investment management units are incorporating environmental, social and governance factors into their respective investment processes as appropriate. These factors include investing in opportunities to support diversity and inclusion and to help mitigate climate change by pursuing relevant investments across asset classes.

Portfolio Composition

Our investment portfolio consists of public and private fixed maturity securities, commercial mortgage and other loans, policy loans and non-coupon investments as defined above. The composition of our general account reflects, within the discipline provided by our risk management approach, our need for competitive results and the selection of diverse investment alternatives available primarily through our PGIM segment. The size of our portfolio enables us to invest in asset classes that may be unavailable to the typical investor.

The following tables set forth the composition of our general account investment portfolio apportioned between PFI excluding the Closed Block division and the Closed Block division, as of the dates indicated:

	December 31, 2022			
	PFI Excluding Closed Block Division		Closed Block Division	Total
	($ in millions)			
Fixed maturities:				
Public, available-for-sale, at fair value	$221,106	60.8%	$21,140	$242,246
Public, held-to-maturity, at amortized cost, net of allowance	1,229	0.3	0	1,229
Private, available-for-sale, at fair value	55,814	15.4	8,931	64,745
Private, held-to-maturity, at amortized cost, net of allowance	67	0.0	0	67
Fixed maturities, trading, at fair value	4,838	1.3	900	5,738
Assets supporting experience-rated contractholder liabilities, at fair value	2,844	0.8	0	2,844
Equity securities, at fair value	4,671	1.3	1,733	6,404
Commercial mortgage and other loans, at book value, net of allowance	48,682	13.4	7,926	56,608
Policy loans, at outstanding balance	6,409	1.8	3,637	10,046
Other invested assets, net of allowance(1)	13,277	3.7	4,254	17,531
Short-term investments, net of allowance	4,236	1.2	337	4,573
Total general account investments	363,173	100.0%	48,858	412,031
Invested assets of other entities and operations(2)	5,410		0	5,410
Total investments	$368,583		$48,858	$417,441

	December 31, 2021			
	PFI Excluding Closed Block Division(3)		Closed Block Division	Total
	($ in millions)			
Fixed maturities:				
Public, available-for-sale, at fair value	$276,868	65.0%	$28,167	$305,035
Public, held-to-maturity, at amortized cost, net of allowance	1,413	0.3	0	1,413
Private, available-for-sale, at fair value	56,660	13.3	10,237	66,897
Private, held-to-maturity, at amortized cost, net of allowance	101	0.1	0	101
Fixed maturities, trading, at fair value	7,473	1.8	1,137	8,610
Assets supporting experience-rated contractholder liabilities, at fair value	3,358	0.8	0	3,358
Equity securities, at fair value	5,587	1.3	2,288	7,875
Commercial mortgage and other loans, at book value, net of allowance	49,146	11.6	8,241	57,387
Policy loans, at outstanding balance	6,571	1.5	3,815	10,386
Other invested assets, net of allowance(1)	12,485	2.9	4,358	16,843
Short-term investments, net of allowance	6,043	1.4	557	6,600
Total general account investments	425,705	100.0%	58,800	484,505
Invested assets of other entities and operations(2)	7,694		0	7,694
Total investments	$433,399		$58,800	$492,199

(1) Other invested assets consist of investments in LPs/LLCs, investment real estate held through direct ownership, derivative instruments and other miscellaneous investments. For additional information regarding these investments, see "—Other Invested Assets" below.
(2) Includes invested assets of our investment management and derivative operations. Excludes assets of our investment management operations that are managed for third-parties and those assets classified as "Separate account assets" on our balance sheet. For additional information regarding these investments, see "—Invested Assets of Other Entities and Operations" below.
(3) Excludes "Assets held-for-sale" of $40,669 million as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

The decrease in general account investments attributable to PFI excluding the Closed Block division in 2022 was primarily due to an increase in U.S. interest rates and the translation impact of the U.S. dollar strengthening against the yen, partially offset by the reinvestment of net investment income and net business inflows. For information regarding the methodology used in determining the fair value of our fixed maturities, see Note 6 to the Consolidated Financial Statements.

As of December 31, 2022 and 2021, 45% and 48%, respectively, of our general account investments attributable to PFI excluding the Closed Block division related to our Japanese insurance operations. The following table sets forth the composition of the investments of our Japanese insurance operations' general account, as of the dates indicated:

	December 31,	
	2022	2021
	(in millions)	
Fixed maturities:		
Public, available-for-sale, at fair value	$112,013	$146,600
Public, held-to-maturity, at amortized cost, net of allowance	1,229	1,413
Private, available-for-sale, at fair value	19,268	21,079
Private, held-to-maturity, at amortized cost, net of allowance	67	101
Fixed maturities, trading, at fair value	612	839
Assets supporting experience-rated contractholder liabilities, at fair value	2,844	3,328
Equity securities, at fair value	1,806	2,187
Commercial mortgage and other loans, at book value, net of allowance	18,080	19,969
Policy loans, at outstanding balance	2,607	2,726
Other invested assets(1)	5,272	4,203
Short-term investments, net of allowance	100	692
Total Japanese general account investments	$163,898	$203,137

(1) Other invested assets consist of investments in LPs/LLCs, investment real estate held through direct ownership, derivative instruments and other miscellaneous investments.

The decrease in general account investments related to our Japanese insurance operations in 2022 was primarily attributable to an increase in U.S. interest rates and the translation impact of the U.S. dollar strengthening against the yen, partially offset by the reinvestment of net investment income and net business inflows.

As of December 31, 2022, our Japanese insurance operations had $77.5 billion, at carrying value, of investments denominated in U.S. dollars, including $1.5 billion that were hedged to yen through third-party derivative contracts and $67.4 billion that support liabilities denominated in U.S. dollars, with the remainder constituting part of the hedging of foreign currency exchange rate exposure to U.S. dollar-equivalent equity. As of December 31, 2021, our Japanese insurance operations had $92.5 billion, at carrying value, of investments denominated in U.S. dollars, including $2.1 billion that were hedged to yen through third-party derivative contracts and $80.2 billion that support liabilities denominated in U.S. dollars, with the remainder constituting part of the hedging of foreign currency exchange rate exposure to U.S. dollar-equivalent equity. The $15.0 billion decrease in the carrying value of U.S. dollar-denominated investments from December 31, 2021 was primarily attributable to an increase in U.S. interest rates, partially offset by reinvestment of net investment income.

Our Japanese insurance operations had $5.2 billion and $8.0 billion, at carrying value, of investments denominated in Australian dollars that support liabilities denominated in Australian dollars as of December 31, 2022 and 2021, respectively. The $2.8 billion decrease in the carrying value of Australian dollar-denominated investments from December 31, 2021 was primarily attributable to run-off of the portfolio and an increase in Australian government bond rates. For additional information regarding U.S. and Australian dollar investments held in our Japanese insurance operations and a discussion of our yen hedging strategy, see "Results of Operations by Segment—Impact of Foreign Currency Exchange Rates" above.

Investment Results

The following tables set forth the investment results of our general account apportioned between PFI excluding the Closed Block division, and the Closed Block division, for the periods indicated. The yields are based on net investment income as reported under U.S. GAAP and as such do not include certain interest-related items, such as settlements of duration management swaps which are included in "Realized investment gains (losses), net."

	Year Ended December 31, 2022							
	PFI Excluding Closed Block Division and Japanese Operations		Japanese Insurance Operations		PFI Excluding Closed Block Division		Closed Block Division	Total(5)
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Amount	Amount
	($ in millions)							
Fixed maturities(2)	4.56%	$7,036	2.75%	$3,831	3.71%	$10,867	$1,375	$12,242
Assets supporting experience-rated contractholder liabilities	1.68	123	1.01	30	1.49	153	0	153
Equity securities	1.95	56	3.59	67	2.59	123	37	160
Commercial mortgage and other loans	3.67	1,164	3.67	686	3.67	1,850	322	2,172
Policy loans	4.94	184	3.90	99	4.52	283	216	499
Short-term investments and cash equivalents	2.70	340	3.75	31	2.75	371	24	395
Gross investment income	4.19	8,903	2.86	4,744	3.61	13,647	1,974	15,621
Investment expenses	(0.13)	(350)	(0.13)	(281)	(0.13)	(631)	(155)	(786)
Investment income after investment expenses	4.06%	8,553	2.73%	4,463	3.48%	13,016	1,819	14,835
Other invested assets(3)		744		208		952	157	1,109
Investment results of other entities and operations(4)		93		0		93	0	93
Total investment income		$9,390		$4,671		$14,061	$1,976	$16,037

	Year Ended December 31, 2021							
	PFI Excluding Closed Block Division and Japanese Operations(6)		Japanese Insurance Operations		PFI Excluding Closed Block Division(6)		Closed Block Division	Total(5)
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Amount	Amount
	($ in millions)							
Fixed maturities(2)	4.68%	$ 7,084	2.72%	$3,921	3.72%	$11,005	$1,461	$12,466
Assets supporting experience-rated contractholder liabilities	3.48	561	0.93	30	3.05	591	0	591
Equity securities	1.44	42	3.52	76	2.32	118	44	162
Commercial mortgage and other loans	4.16	1,401	3.92	768	4.07	2,169	367	2,536
Policy loans	5.09	196	4.05	114	4.65	310	222	532
Short-term investments and cash equivalents	0.48	55	0.48	4	0.48	59	3	62
Gross investment income	4.26	9,339	2.85	4,913	3.63	14,252	2,097	16,349
Investment expenses	(0.14)	(254)	(0.14)	(241)	(0.14)	(495)	(124)	(619)
Investment income after investment expenses	4.12%	9,085	2.71%	4,672	3.49%	13,757	1,973	15,730
Other invested assets(3)		1,413		457		1,870	527	2,397
Investment results of other entities and operations(4)		160		0		160	0	160
Total investment income		$10,658		$5,129		$15,787	$2,500	$18,287

	Year Ended December 31, 2020							
	PFI Excluding Closed Block Division and Japanese Operations		Japanese Insurance Operations		PFI Excluding Closed Block Division		Closed Block Division	Total(5)
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Amount	Amount
	($ in millions)							
Fixed maturities(2)	4.59%	$ 7,416	2.78%	$3,875	3.75%	$11,291	$1,566	$12,857
Assets supporting experience-rated contractholder liabilities	3.22	637	1.88	52	3.06	689	0	689
Equity securities	2.01	48	3.62	72	2.74	120	42	162
Commercial mortgage and other loans	3.95	1,377	2.89	731	3.91	2,108	358	2,466
Policy loans	5.31	238	3.23	98	4.47	336	247	583
Short-term investments and cash equivalents	0.83	171	0.86	14	0.83	185	6	191
Gross investment income	4.06	9,887	2.89	4,842	3.58	14,729	2,219	16,948
Investment expenses	(0.12)	(272)	(0.14)	(245)	(0.13)	(517)	(136)	(653)
Investment income after investment expenses	3.94%	9,615	2.75%	4,597	3.45%	14,212	2,083	16,295
Other invested assets(3)		413		245		658	157	815
Investment results of other entities and operations(4)		300		0		300	0	300
Total investment income		$10,328		$4,842		$15,170	$2,240	$17,410

(1) The denominator in the yield percentage is based on quarterly average carrying values for all asset types except for fixed maturities which are based on amortized cost, net of allowance. Amounts for fixed maturities, short-term investments and cash equivalents are also netted for securities lending activity (i.e., income netted for rebate expenses and asset values netted for securities lending liabilities). A yield is not presented for other invested assets as it is not considered a meaningful measure of investment performance. Yields exclude investment income and assets related to other invested assets.
(2) Includes fixed maturity securities classified as available-for-sale and held-to-maturity and excludes fixed maturity securities classified as trading, which are included in other invested assets.
(3) Other invested assets consist of investments in LPs/LLCs, investment real estate held through direct ownership, derivative instruments, fixed maturities classified as trading and other miscellaneous investments.
(4) Includes net investment income of our investment management operations.
(5) The total yield was 3.54%, 3.57% and 3.54% for the years ended December 31, 2022, 2021 and 2020, respectively.
(6) The denominator in the yield percentage includes “Assets held-for-sale”. See Note 1 to the Consolidated Financial Statements for additional information.

The decrease in investment income after investment expenses yield attributable to our general account investments, excluding both the Closed Block division and the Japanese insurance operations’ portfolio, for 2022 compared to 2021 was primarily due to lower prepayment income, asset sales within the PALAC and Full Service Retirement businesses, and reinvestment at lower rates for a portion of 2022, partially offset by higher returns on short-term investments based on an increase in short-term rates.

The increase in investment income after investment expenses yield attributable to the Japanese insurance operations’ portfolio for 2022 compared to 2021 was primarily the result of higher returns on short-term investments based on an increase in short-term rates and higher fixed income reinvestment rates.

Both the U.S. dollar-denominated and Australian dollar-denominated fixed maturities that are not hedged to yen through third-party derivative contracts provide a yield that is substantially higher than the yield on comparable yen-denominated fixed maturities. The average amortized cost of U.S. dollar-denominated fixed maturities that are not hedged to yen through third-party derivative contracts was approximately $60.0 billion and $60.5 billion, for the years ended December 31, 2022 and 2021, respectively. The majority of U.S. dollar-denominated fixed maturities support liabilities that are denominated in U.S. dollars. The average amortized cost of Australian dollar-denominated fixed maturities that are not hedged to yen through third-party derivative contracts was approximately $6.1 billion and $7.9 billion, for the years ended December 31, 2022 and 2021, respectively. The majority of Australian dollar-denominated fixed maturities support liabilities that are denominated in Australian dollars. For additional information regarding U.S. and Australian dollar investments held in our Japanese insurance operations, see “—Results of Operations by Segment—Impact of Foreign Currency Exchange Rates” above.

Realized Investment Gains and Losses

The following table sets forth "Realized investment gains (losses), net" of our general account apportioned between PFI excluding Closed Block division, and the Closed Block division, by investment type as well as "Related adjustments" and "Charges related to realized investment gains (losses), net" for the periods indicated:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
PFI excluding Closed Block Division:			
Realized investment gains (losses), net:			
(Addition to) release of allowance for credit losses on fixed maturities	$ (5)	$ 16	$ (105)
Write-downs on fixed maturities(1)	(85)	(1)	(220)
Net gains (losses) on sales and maturities	(1,027)	1,445	777
Fixed maturity securities(2)	(1,117)	1,460	452
(Addition to) release of allowance for credit losses on loans	(65)	87	0
Net gains (losses) on sales and maturities	(70)	1	10
Commercial mortgage and other loans	(135)	88	10
Derivatives	(2,060)	1,463	(4,571)
OTTI losses on other invested assets recognized in earnings	(69)	(52)	(33)
(Addition to) release of allowance for credit losses on other invested assets	(4)	0	(1)
Other net gains (losses)	48	162	17
Other	(25)	110	(17)
Subtotal	(3,337)	3,121	(4,126)
Investment results of other entities and operations(3)	238	96	57
Total — PFI excluding Closed Block Division	(3,099)	3,217	(4,069)
Related adjustments	(2,571)	(1,270)	(71)
Realized investment gains (losses), net, and related adjustments	(5,670)	1,947	(4,140)
Charges related to realized investment gains (losses), net	(531)	(320)	(160)
Realized investment gains (losses), net, and charges related to realized investment gains (losses), net and adjustments	$(6,201)	$ 1,627	$(4,300)
Closed Block Division:			
Realized investment gains (losses), net:			
(Addition to) release of allowance for credit losses on fixed maturities	$ (17)	$ 8	$ (27)
Write-downs on fixed maturities(1)	(31)	0	(84)
Net gains (losses) on sales and maturities	(318)	466	388
Fixed maturity securities(2)	(366)	474	277
(Addition to) release of allowance for credit losses on loans	(14)	11	3
Net gains (losses) on sales and maturities	(26)	0	(3)
Commercial mortgage and other loans	(40)	11	0
Derivatives	145	318	(87)
OTTI losses on other invested assets recognized in earnings	0	0	0
(Addition to) release of allowance for credit losses on other invested assets	(2)	0	0
Other net gains (losses)	(7)	4	(8)
Other	(9)	4	(8)
Subtotal—Closed Block Division	(270)	807	182
Consolidated PFI realized investment gains (losses), net	$(3,369)	$ 4,024	$(3,887)

(1) Amounts represent write-downs of credit adverse securities and securities actively marketed for sale. In addition, for the year ended December 31, 2020, amounts also include write-downs on securities approaching maturities related to foreign exchange movements.
(2) Includes fixed maturity securities classified as available-for-sale and held-to-maturity and excludes fixed maturity securities classified as trading.
(3) Includes "realized investment gains (losses), net" of our investment management operations.

2022 to 2021 Annual Comparison

Net losses on sales and maturities of fixed maturity securities were $1,027 million for the year ended December 31, 2022 primarily driven by rotation sales of public securities into private securities and mortgage loans coupled with relative value trading in a higher interest rate environment, partially offset by the impact of foreign currency exchange rate movements on U.S. and Australian dollar-denominated securities that matured or were sold within our International Businesses segment. Net gains on sales and maturities of fixed maturity securities were $1,445 million for the year ended December 31, 2021 primarily driven by sales of U.S. treasuries acquired in a higher interest-rate environment within our domestic segments and the impact of foreign currency exchange rate movements on U.S. and Australian dollar-denominated securities that matured or were sold within our International Businesses segment.

Net realized losses on derivative instruments of $2,060 million, for the year ended December 31, 2022, primarily included:

- $4,489 million of losses on interest rate derivatives due to an increase in the swap and U.S. Treasury rates

Partially offsetting these losses were:

- $1,692 million of gains on product-related embedded derivatives and related hedge positions associated with certain variable annuity contracts;
- $402 million of gains on capital hedges due to decreases in equity indices; and
- $329 million of gains on foreign currency hedges due to U.S. dollar appreciation versus the Euro, British Pound, and Australian dollar.

Net realized gains on derivative instruments of $1,463 million for the year ended December 31, 2021, primarily included:

- $2,471 million of gains on product-related embedded derivatives and related hedge positions associated with certain variable annuity contracts; and
- $371 million of gains on foreign currency hedges due to U.S. dollar appreciation versus the Euro.

Partially offsetting these gains were:

- $1,248 million of losses on capital hedges due to increases in equity indices; and
- $318 million of losses on interest rate derivatives due to increases in swap and U.S. Treasury rates.

For a discussion of living benefit guarantees and related hedge positions in our Individual Annuities segment, see "—Results of Operations by Segment—U.S. Businesses—Individual Annuities" above.

Included in the table above are "Related adjustments," which include the portions of "Realized investment gains (losses), net" that are either (1) included in adjusted operating income or (2) included in other reconciling line items to adjusted operating income, such as "Market experience updates" and "Divested and Run-off Businesses." "Related adjustments" also includes the portions of "Other income (loss)" and "Net investment income" that are excluded from adjusted operating income. These adjustments are made to arrive at "Realized investment gains (losses), net, and related adjustments" which is excluded from adjusted operating income. See Note 22 to the Consolidated Financial Statements for additional details on adjusted operating income and its reconciliation to "Income (loss) before income taxes and equity in earnings of operating joint ventures." Results for the years ended December 31, 2022 and 2021 reflect net related adjustments of $(2,571) million and $(1,270) million, respectively. Both periods include changes in the fair value of equity securities and fixed income securities that are designated as trading, as well as settlements and changes in the value of derivatives. Additionally, the results for 2022 include the impact of foreign currency exchange rate movements on certain non-local currency denominated assets and liabilities.

Also included in the table above are "Charges related to realized investment gains (losses), net," which are excluded from adjusted operating income and which may be reflected as either a net charge or net benefit. Results for the years ended December 31, 2022 and 2021 reflect net charges of $531 million and $320 million, respectively, and were primarily driven by the impact of derivative activity on the amortization of DAC and other costs, and certain policyholder reserves, inclusive of impacts from our annual reviews and update of assumptions and other refinements.

Credit Losses

The level of credit losses generally reflects current and expected economic conditions and is expected to increase when economic conditions worsen and to decrease when economic conditions improve. Historically, the causes of credit losses have been specific to each individual issuer and have not directly resulted in credit losses to other securities within the same industry or geographic region. We may also realize additional credit and interest rate-related losses through sales of investments pursuant to our credit risk and portfolio management objectives.

We maintain separate monitoring processes for public and private fixed maturities and create watch lists to highlight securities that require special scrutiny and management. For private placements, our credit and portfolio management processes help ensure prudent controls over valuation and management. We have separate pricing and authorization processes to establish "checks and balances" for new investments. We apply consistent standards of credit analysis and due diligence for all transactions, whether they originate through our own in-house staff or through agents. Our regional offices closely monitor the portfolios in their regions. We set all valuation standards centrally, and we assess the fair value of all investments quarterly. Our public and private fixed maturity investment managers formally review all public and private fixed maturity holdings on a quarterly basis and more frequently when necessary to identify potential credit deterioration whether due to ratings downgrades, unexpected price variances and/or company or industry-specific concerns.

For LPs/LLCs accounted for using the equity method and for wholly-owned investment real estate, the carrying value of these investments is written down or impaired to fair value when a decline in value is considered to be other-than-temporary. For additional information regarding our OTTI policies, See Note 2 to the Consolidated Financial Statements.

Russia and Ukraine Exposure

In April 2022, we divested all of our holdings in Russian sovereign and state-owned enterprises and have no direct investment exposure in either country as of February 16, 2023.

General Account Investments of PFI excluding Closed Block Division

In the following sections, we provide details about our investment portfolio, excluding investments held in the Closed Block division. We believe the details of the composition of our investment portfolio excluding the Closed Block division are most relevant to an understanding of our operations that are pertinent to investors in Prudential Financial because substantially all Closed Block division assets support obligations and liabilities relating to the Closed Block policies only. See Note 15 to the Consolidated Financial Statements for additional information regarding the Closed Block.

Fixed Maturity Securities

In the following sections, we provide details about our fixed maturity securities portfolio, which excludes fixed maturity securities classified as assets supporting experienced-rated contractholder liabilities and classified as trading.

Fixed Maturity Securities by Contractual Maturity Date

The following table sets forth the breakdown of the amortized cost of our fixed maturity securities portfolio by contractual maturity, as of the date indicated:

	December 31, 2022	
	Amortized Cost	% of Total
	($ in millions)	
Corporate & government securities:		
Maturing in 2023	$ 7,890	2.6%
Maturing in 2024	10,824	3.6
Maturing in 2025	10,646	3.5
Maturing in 2026	11,174	3.7
Maturing in 2027	14,088	4.7
Maturing in 2028	11,420	3.8
Maturing in 2029	12,771	4.2
Maturing in 2030	10,942	3.6
Maturing in 2031	12,044	4.0
Maturing in 2032	11,465	3.8
Maturing in 2033	6,831	2.3
Maturing in 2034 and beyond	161,752	53.6
Total corporate & government securities	281,847	93.4
Asset-backed securities	10,060	3.3
Commercial mortgage-backed securities	7,331	2.4
Residential mortgage-backed securities	2,624	0.9
Total fixed maturities	$301,862	100.0%

Fixed Maturity Securities by Industry

The following table sets forth the composition of the portion of our fixed maturity, available-for-sale portfolio by industry category attributable to PFI excluding the Closed Block division and the associated gross unrealized gains and losses, as well as the allowance for credit losses ("ACL"), as of the dates indicated:

	December 31, 2022					December 31, 2021				
Industry(1)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	ACL	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	ACL	Fair Value
					(in millions)					
Corporate securities:										
Finance	$ 40,144	$ 277	$ 4,719	$ 2	$ 35,700	$ 37,669	$ 3,362	$ 175	$ 1	$ 40,855
Consumer non-cyclical	31,546	387	4,219	16	27,698	30,345	3,675	182	0	33,838
Utility	25,871	350	3,443	27	22,751	23,617	3,076	114	21	26,558
Capital goods	16,612	196	2,100	36	14,672	14,556	1,352	85	9	15,814
Consumer cyclical	10,659	165	1,026	0	9,798	10,504	1,049	52	0	11,501
Foreign agencies	3,952	123	289	0	3,786	5,204	603	21	0	5,786
Energy	11,488	181	1,166	0	10,503	11,487	1,336	60	0	12,763
Communications	6,556	160	898	14	5,804	6,524	1,041	53	39	7,473
Basic industry	6,746	103	780	2	6,067	6,385	662	41	1	7,005
Transportation	9,894	175	1,183	4	8,882	9,532	997	69	19	10,441
Technology	4,460	32	523	0	3,969	4,723	274	41	3	4,953
Industrial other	4,544	35	953	0	3,626	4,340	540	35	0	4,845
Total corporate securities	172,472	2,184	21,299	101	153,256	164,886	17,967	928	93	181,832
Foreign government(2)	73,638	4,490	5,316	0	72,812	82,752	11,741	521	1	93,971
Residential mortgage-backed(3)	2,481	28	215	0	2,294	2,451	117	13	0	2,555
Asset-backed	10,060	151	206	0	10,005	8,678	114	10	0	8,782
Commercial mortgage-backed	7,331	18	521	0	6,828	8,434	459	15	0	8,878
U.S. Government	24,857	1,089	3,482	0	22,464	20,747	5,133	21	0	25,859
State & Municipal	9,725	226	690	0	9,261	9,992	1,667	8	0	11,651
Total fixed maturities, available-for-sale(4)	$300,564	$8,186	$31,729	$101	$276,920	$297,940	$37,198	$1,516	$94	$333,528

(1) Investment data has been classified based on standard industry categorizations for domestic public holdings and similar classifications by industry for all other holdings.

(2) As of both December 31, 2022 and 2021, based on amortized cost, 89% represent Japanese government bonds held by our Japanese insurance operations with no other individual country representing no more than 5% of the balance.

(3) As of December 31, 2022 and 2021, based on amortized cost, 99% and 97% were rated A or higher, respectively.

(4) Excluded from the table above are securities held outside the general account in other entities and operations. For additional information regarding investments held outside the general account, see "—Invested Assets of Other Entities and Operations" below. Also excludes "Assets held-for-sale" of $13,569 million (amortized cost of $13,145 million) as of December 31, 2021. Unrealized gains of $572 million, unrealized losses of $147 million and the allowance for credit losses of $1 million related to these held for sale assets are also excluded from the presentation. See Note 1 to the Consolidated Financial Statements for additional information.

The change in net unrealized gains (losses) from December 31, 2021 to December 31, 2022 was primarily due to an increase in U.S. interest rates.

The following table sets forth the composition of the portion of our fixed maturity, held-to-maturity portfolio by industry category attributable to PFI excluding the Closed Block division and the associated gross unrealized gains and losses, as well as the allowance for credit losses, as of the dates indicated:

	December 31, 2022					December 31, 2021				
Industry(1)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	ACL	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	ACL
					(in millions)					
Corporate securities:										
Finance	$ 430	$ 24	$0	$ 454	$2	$ 486	$ 49	$0	$ 535	$5
Basic industry	0	0	0	0	0	9	0	0	9	0
Total corporate securities	430	24	0	454	2	495	49	0	544	5
Foreign government(2)	725	128	0	853	0	833	221	0	1,054	0
Residential mortgage-backed(3)	143	5	0	148	0	191	14	0	205	0
Total fixed maturities, held-to-maturity	$1,298	$157	$0	$1,455	$2	$1,519	$284	$0	$1,803	$5

(1) Investment data has been classified based on standard industry categorizations for domestic public holdings and similar classifications by industry for all other holdings.
(2) As of both December 31, 2022 and 2021, based on amortized cost, 97%, represent Japanese government bonds held by our Japanese insurance operations.
(3) As of December 31, 2022 and 2021, based on amortized cost, 94% and all were rated A or higher, respectively.

Fixed Maturity Securities Credit Quality

The Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (“NAIC”) evaluates the investments of insurers for statutory reporting purposes and assigns fixed maturity securities to one of six categories called “NAIC Designations.” In general, NAIC Designations of “1” highest quality, or “2” high quality, include fixed maturities considered investment grade, which include securities rated Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”) or BBB- or higher by Standard & Poor’s Rating Services (“S&P”). NAIC Designations of “3” through “6” generally include fixed maturities referred to as below investment grade, which include securities rated Ba1 or lower by Moody’s and BB+ or lower by S&P. The NAIC Designations for commercial mortgage-backed securities and non-agency residential mortgage-backed securities, including our asset-backed securities collateralized by sub-prime mortgages, are based on security level expected losses as modeled by an independent third-party (engaged by the NAIC) and the statutory carrying value of the security, including any purchase discounts or impairment charges previously recognized.

As a result of time lags between the funding of investments, the finalization of legal documents, and the completion of the SVO filing process, the fixed maturity portfolio includes certain securities that have not yet been designated by the SVO as of each balance sheet date. Pending receipt of SVO designations, the categorization of these securities by NAIC Designation is based on the expected ratings indicated by internal analysis.

Ratings assigned by nationally recognized rating agencies include S&P, Moody’s, Fitch Ratings Inc. (“Fitch”) and Morningstar, Inc. (“Morningstar”). Low issue composite rating uses ratings from the major credit rating agencies or if these are not available an equivalent internal rating. For securities where the ratings assigned are not equivalent, the second lowest rating is utilized.

Investments of our international insurance companies are not subject to NAIC guidelines. Investments of our Japanese insurance operations are regulated locally by the Financial Services Agency (“FSA”), an agency of the Japanese government. The FSA has its own investment quality criteria and risk control standards. Our Japanese insurance companies comply with the FSA’s credit quality review and risk monitoring guidelines. The credit quality ratings of the investments of our Japanese insurance companies are based on ratings assigned by nationally recognized credit rating agencies, including Moody’s and S&P, or rating equivalents based on ratings assigned by Japanese credit ratings agencies.

The following table sets forth our fixed maturity, available-for-sale portfolio by NAIC Designation or equivalent rating attributable to PFI excluding the Closed Block division, as of the dates indicated:

	December 31, 2022					December 31, 2021				
NAIC Designation(1)(2)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(3)	ACL	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(3)	ACL	Fair Value
	(in millions)									
1	$206,050	$7,044	$20,290	$ 0	$192,804	$207,926	$28,904	$ 666	$ 0	$236,164
2	76,161	940	9,519	0	67,582	70,437	7,283	408	0	77,312
Subtotal High or Highest Quality Securities(4)	282,211	7,984	29,809	0	260,386	278,363	36,187	1,074	0	313,476
3	10,938	104	1,163	0	9,879	12,279	716	235	0	12,760
4	5,016	50	435	1	4,630	5,475	194	140	9	5,520
5	1,921	17	258	24	1,656	1,389	68	47	27	1,383
6	478	31	64	76	369	434	33	20	58	389
Subtotal Other Securities(5)(6)	18,353	202	1,920	101	16,534	19,577	1,011	442	94	20,052
Total fixed maturities, available-for-sale(7)	$300,564	$8,186	$31,729	$101	$276,920	$297,940	$37,198	$1,516	$94	$333,528

(1) Reflects equivalent ratings for investments of the international insurance operations.
(2) Includes, as of December 31, 2022 and 2021, 422 securities with amortized cost of $4,836 million (fair value, $4,610 million) and 617 securities with amortized cost of $4,547 million (fair value, $4,596 million), respectively, that have been categorized based on expected NAIC Designations pending receipt of SVO ratings.
(3) As of December 31, 2022, includes gross unrealized losses of $1,116 million on public fixed maturities and $804 million on private fixed maturities considered to be other than high or highest quality and, as of December 31, 2021, includes gross unrealized losses of $295 million on public fixed maturities and $147 million on private fixed maturities considered to be other than high or highest quality.
(4) On an amortized cost basis, as of December 31, 2022, includes $229,327 million of public fixed maturities and $52,884 million of private fixed maturities and, as of December 31, 2021, includes $234,323 million of public fixed maturities and $44,040 million of private fixed maturities.
(5) On an amortized cost basis, as of December 31, 2022, includes $8,710 million of public fixed maturities and $9,643 million of private fixed maturities and, as of December 31, 2021, includes $9,824 million of public fixed maturities and $9,753 million of private fixed maturities.
(6) On an amortized cost basis, as of December 31, 2022, securities considered below investment grade based on low issue composite ratings total $15,340 million, or 5% of the total fixed maturities, and include securities considered high or highest quality by the NAIC based on the rules described above.
(7) Excludes "Assets held-for-sale" of $13,569 million at fair value as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

The following table sets forth our fixed maturity, held-to-maturity portfolio by NAIC Designation or equivalent rating attributable to PFI excluding the Closed Block division, as of the dates indicated:

	December 31, 2022					December 31, 2021				
NAIC Designation(1)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(2)	Fair Value	ACL	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(2)	Fair Value	ACL
	(in millions)									
1	$1,217	$153	$0	$1,370	$1	$1,428	$276	$0	$1,704	$3
2	81	4	0	85	1	91	8	0	99	2
Subtotal High or Highest Quality Securities(3)	1,298	157	0	1,455	2	1,519	284	0	1,803	5
3	0	0	0	0	0	0	0	0	0	0
4	0	0	0	0	0	0	0	0	0	0
5	0	0	0	0	0	0	0	0	0	0
6	0	0	0	0	0	0	0	0	0	0
Subtotal Other Securities	0	0	0	0	0	0	0	0	0	0
Total fixed maturities, held-to-maturity	$1,298	$157	$0	$1,455	$2	$1,519	$284	$0	$1,803	$5

(1) Reflects equivalent ratings for investments of the international insurance operations.
(2) As of December 31, 2022 and 2021, there were less than $1 million and no gross unrealized losses, respectively, on public fixed maturities and private fixed maturities considered to be other than high or highest quality.
(3) On an amortized cost basis, as of December 31, 2022, includes $1,231 million of public fixed maturities and $67 million of private fixed maturities and, as of December 31, 2021, includes $1,418 million of public fixed maturities and $101 million of private fixed maturities.

Asset-Backed and Commercial Mortgage-Backed Securities

The following table sets forth the amortized cost and fair value of asset-backed and commercial mortgage-backed securities within our fixed maturity available-for-sale portfolio attributable to PFI excluding the Closed Block division by credit quality, as of the dates indicated:

	December 31, 2022				December 31, 2021			
	Asset-Backed Securities(2)		Commercial Mortgage-Backed Securities(3)		Asset-Backed Securities(2)		Commercial Mortgage-Backed Securities(3)	
Low Issue Composite Rating(1)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions)							
AAA	$ 7,078	$ 7,070	$7,320	$6,817	$7,180	$7,225	$8,423	$8,867
AA	2,741	2,660	0	0	1,395	1,395	0	0
A	162	151	2	2	12	12	2	2
BBB	20	20	9	9	18	20	9	9
BB and below	59	104	0	0	73	130	0	0
Total(4)	$10,060	$10,005	$7,331	$6,828	$8,678	$8,782	$8,434	$8,878

(1) The table above provides ratings as assigned by nationally recognized rating agencies as of December 31, 2022, including S&P, Moody's, Fitch Ratings Inc. ("Fitch") and Morningstar, Inc. ("Morningstar"). Low issue composite rating uses ratings from the major credit rating agencies or if these are not available an equivalent internal rating. For securities where the ratings assigned are not equivalent, the second lowest rating is utilized.
(2) Includes collateralized loan obligations ("CLOs"), credit-tranched securities collateralized by education loans, auto loans and other asset types.
(3) As of both December 31, 2022 and 2021, based on amortized cost, 99% were securities with vintages of 2013 or later.
(4) Excludes fixed maturity securities classified as "Assets supporting experience-rated contractholder liabilities" and "Fixed maturities, trading" as well as securities held outside the general account in other entities and operations. Also excludes "Assets held-for-sale" of $1,391 million and $1,024 million at fair value of asset-backed securities and commercial mortgage-backed securities, respectively, as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

Included in "Asset-backed securities" above are investments in CLOs. The following table sets forth information pertaining to these investments in CLOs within our fixed maturity available-for-sale portfolio attributable to PFI excluding the Closed Block division, as of the dates indicated:

	December 31, 2022		December 31, 2021	
	Collateralized Loan Obligations			
Low Issue Composite Rating(1)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions)			
AAA	$6,132	$6,143	$6,361	$6,388
AA	2,687	2,606	1,295	1,292
A	13	12	10	10
BBB	15	13	10	10
BB and below	11	9	8	8
Total(2)(3)	$8,858	$8,783	$7,684	$7,708

(1) The table above provides ratings as assigned by nationally recognized rating agencies as of December 31, 2022, including S&P, Moody's, Fitch and Morningstar. Low issue composite rating uses ratings from the major credit rating agencies or if these are not available an equivalent internal rating. For securities where the ratings assigned are not equivalent, the second lowest rating is utilized.
(2) There was no allowance for credit losses as of both December 31, 2022 and 2021.
(3) Excludes fixed maturity securities classified as "Assets supporting experience-rated contractholder liabilities" and "Fixed maturities, trading" as well as securities held outside the general account in other entities and operations. Also excludes "Assets held-for-sale" of $1,277 million at fair value as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

Assets Supporting Experience-Rated Contractholder Liabilities

For information regarding the composition of "Assets supporting experience-rated contractholder liabilities," see Note 3 to the Consolidated Financial Statements.

Commercial Mortgage and Other Loans

Investment Mix

The following table sets forth the composition of our commercial mortgage and other loans portfolio attributable to PFI excluding the Closed Block division, as of the dates indicated:

	December 31, 2022	December 31, 2021
	(in millions)	
Commercial mortgage and agricultural property loans	$48,240	$48,550
Uncollateralized loans	463	561
Residential property loans	43	67
Other collateralized loans	108	70
Total recorded investment gross of allowance(1)	48,854	49,248
Allowance for credit losses	(172)	(102)
Total net commercial mortgage and other loans(2)	$48,682	$49,146

(1) As a percentage of recorded investment gross of allowance, 99% of these assets were current as of both December 31, 2022 and 2021.
(2) Excluded from the table above are commercial mortgage and other loans held outside the general account in other entities and operations. For additional information regarding commercial mortgage and other loans held outside the general account, see "—Invested Assets of Other Entities and Operations" below. Also excluded are "Assets held-for-sale" of $6,565 million net of allowance for credit losses of $15 million as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

We originate commercial mortgage and agricultural property loans using a dedicated sales and underwriting staff through our various regional offices in the U.S. and international offices primarily in London and Tokyo. All loans are underwritten consistently to our standards using a proprietary quality rating system that has been developed from our industry experience in real estate and mortgage lending.

Uncollateralized loans primarily represent corporate loans held by the Company's international insurance operations.

Residential property loans primarily include Japanese recourse loans. To the extent there is a default on these recourse loans, we can make a claim against the personal assets of the property owner, in addition to the mortgaged property. These loans are also backed by third-party guarantors.

Other collateralized loans include mezzanine real estate debt investments and consumer loans.

Composition of Commercial Mortgage and Agricultural Property Loans

Our commercial mortgage and agricultural property loan portfolio strategy emphasizes diversification by property type and geographic location. The following tables set forth the breakdown of the gross carrying values of commercial mortgage and agricultural property loans attributable to PFI excluding the Closed Block division by geographic region and property type, as of the dates indicated:

	December 31, 2022		December 31, 2021	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
	($ in millions)			
Commercial mortgage and agricultural property loans by region:				
U.S. Regions(1):				
Pacific	$17,509	36.3%	$17,744	36.5%
South Atlantic	7,642	15.8	7,570	15.6
Middle Atlantic	5,364	11.1	5,179	10.7
East North Central	2,587	5.4	2,490	5.1
West South Central	5,091	10.6	4,965	10.2
Mountain	2,025	4.2	2,203	4.5
New England	1,286	2.7	1,409	2.9
West North Central	485	1.0	468	1.0
East South Central	1,247	2.6	1,099	2.3
Subtotal-U.S.	43,236	89.7	43,127	88.8
Europe	3,157	6.5	3,308	6.8
Asia	789	1.6	919	1.9
Other	1,058	2.2	1,196	2.5
Total commercial mortgage and agricultural property loans(2)	$48,240	100.0%	$48,550	100.0%

(1) Regions as defined by the United States Census Bureau.
(2) Excludes "Assets held-for-sale" of $6,580 million as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

	December 31, 2022		December 31, 2021	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
	($ in millions)			
Commercial mortgage and agricultural property loans by property type:				
Industrial	$11,853	24.6%	$11,773	24.3%
Retail	4,800	10.0	5,294	10.9
Office	7,568	15.7	8,454	17.4
Apartments/Multi-Family	13,503	28.0	13,734	28.3
Agricultural properties	5,587	11.5	4,375	9.0
Hospitality	1,733	3.6	1,601	3.3
Other	3,196	6.6	3,319	6.8
Total commercial mortgage and agricultural property loans(1)	$48,240	100.0%	$48,550	100.0%

(1) Excludes "Assets held-for-sale" of $6,580 million as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage and agricultural property loans. The loan-to-value ratio compares the amount of the loan to the fair value of the underlying property collateralizing the loan and is commonly expressed as a percentage. A loan-to-value ratio less than 100% indicates an excess of collateral value over the loan amount. Loan-to-value ratios greater than 100% indicate that the loan amount exceeds the collateral value. The debt service coverage ratio compares a property's net operating income to its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan's current debt payments. A debt service coverage ratio greater than 1.0 times indicates an excess of net operating income over the debt service payments.

As of December 31, 2022, our commercial mortgage and agricultural property loans attributable to PFI excluding the Closed Block division had a weighted-average debt service coverage ratio of 2.39 times and a weighted-average loan-to-value ratio of 56%. As of December 31, 2022, 96% of commercial mortgage and agricultural property loans were fixed rate loans. For those commercial mortgage and agricultural property loans that were originated in 2022, the weighted-average debt service coverage ratio was 2.12 times, and the weighted-average loan-to-value ratio was 60%.

The values utilized in calculating these loan-to-value ratios are developed as part of our periodic review of the commercial mortgage and agricultural property loan portfolio, which includes an internal evaluation of the underlying collateral value. Our periodic review also includes a credit quality re-rating process, whereby we update the internal quality rating originally assigned at underwriting based on the proprietary quality rating system mentioned above. As discussed below, the internal credit quality rating is a key input in determining our allowance for credit losses.

For loans with collateral under construction, renovation or lease-up, a stabilized value and projected net operating income are used in the calculation of the loan-to-value and debt service coverage ratios. Our commercial mortgage and agricultural property loan portfolio included $2.4 billion and $2.3 billion of such loans as of December 31, 2022 and 2021, respectively. All else being equal, these loans are inherently riskier than those collateralized by properties that have already stabilized. As of both December 31, 2022 and 2021, there were less than $1 million of allowance related to these loans. In addition, these unstabilized loans are included in the calculation of our portfolio reserve, as discussed below.

The following table sets forth the gross carrying value of our commercial mortgage and agricultural property loans attributable to PFI excluding the Closed Block division by loan-to-value and debt service coverage ratios, as of the date indicated:

	December 31, 2022			
	Debt Service Coverage Ratio			
	> 1.2x	1.0x to < 1.2x	< 1.0x	Total Commercial Mortgage and Agricultural Property Loans
Loan-to-Value Ratio	(in millions)			
0%-59.99%	$25,806	$1,368	$ 596	$27,770
60%-69.99%	12,211	1,047	979	14,237
70%-79.99%	3,918	719	271	4,908
80% or greater	885	160	280	1,325
Total commercial mortgage and agricultural property loans	$42,820	$3,294	$2,126	$48,240

The following table sets forth the breakdown of our commercial mortgage and agricultural property loans attributable to PFI excluding the Closed Block division by year of origination, as of the date indicated:

	December 31, 2022	
	Gross Carrying Value	% of Total
Year of Origination	($ in millions)	
2022	$ 4,669	9.7%
2021	7,515	15.5
2020	3,680	7.6
2019	6,682	13.9
2018	6,584	13.6
2017	4,331	9.0
2016	4,300	8.9
2015 & Prior	10,446	21.7
Revolving Loans	33	0.1
Total commercial mortgage and agricultural property loans	$48,240	100.0%

Commercial Mortgage and Other Loans by Contractual Maturity Date

The following table sets forth the breakdown of our commercial mortgage and other loans portfolio by contractual maturity, as of the date indicated:

	December 31, 2022	
	Gross Carrying Value	% of Total
Vintage	($ in millions)	
Maturing in 2023	$ 1,930	4.0%
Maturing in 2024	3,262	6.7
Maturing in 2025	5,930	12.1
Maturing in 2026	5,276	10.8
Maturing in 2027	4,643	9.5
Maturing in 2028	5,643	11.6
Maturing in 2029	4,905	10.0
Maturing in 2030	3,773	7.7
Maturing in 2031	2,900	5.9
Maturing in 2032	2,970	6.1
Maturing in 2033	1,335	2.7
Maturing in 2034 and beyond	6,287	12.9
Total commercial mortgage and other loans	$48,854	100.0%

Commercial Mortgage and Other Loans Quality

The commercial mortgage and other loans portfolio is monitored on an ongoing basis. If certain criteria are met, loans are assigned to either of the following "watch list" categories:

(1) "Closely Monitored," which includes a variety of considerations, such as when loan metrics fall below acceptable levels, the borrower is not cooperative or has requested a material modification, or the portfolio manager has directed a change in category; or

(2) "Not in Good Standing," which includes loans in default or with a high probability of loss of principal, such as when the loan is in the process of foreclosure or the borrower is in bankruptcy.

Our workout and special servicing professionals manage the loans on the watch list.

The current expected credit loss ("CECL") allowance represents the Company's best estimate of expected credit losses over the remaining life of the assets. The determination of the allowance considers historical credit loss experience, current conditions, and reasonable and supportable forecasts. The allowance is calculated separately for commercial mortgage loans, agricultural mortgage loans, uncollateralized loans, other collateralized loans and residential property loans.

For commercial mortgage and agricultural mortgage loans, the allowance is calculated using an internally developed CECL model.

Key inputs to the CECL model include unpaid principal balances, internal credit ratings, annual expected loss factors, average lives of the loans adjusted for prepayment considerations, current and historical interest rate assumptions and other factors influencing the Company's view of the current stage of the economic cycle and future economic conditions. Subjective considerations include a review of whether historical loss experience is representative of current market conditions and the Company's view of the credit cycle. Model assumptions and factors are reviewed and updated as appropriate.

When individual loans no longer have the credit risk characteristics of the commercial or agricultural mortgage loan pools, they are removed from the pools and are evaluated individually for an allowance. The allowance is determined based on the outstanding loan balance less the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The CECL allowance for other collateralized and uncollateralized loans carried at amortized cost is determined based on probability of default and loss given default assumptions by sector, credit quality and average lives of the loans.

The following table sets forth the change in allowance for credit losses for our commercial mortgage and other loans portfolio, as of the dates indicated:

	December 31, 2022	December 31, 2021
	(in millions)	
Allowance, beginning of year	$102	$207
Addition to (release of) allowance for credit losses	66	(87)
Reclassified (to) from "Assets held-for-sale"(1)	0	(15)
Other	4	(3)
Allowance, end of period	$172	$102

(1) See Note 1 to the Consolidated Financial Statements for additional information.

The allowance for credit losses as of December 31, 2022 increased compared to December 31, 2021, primarily due to declining market conditions.

Equity Securities

The equity securities attributable to PFI excluding the Closed Block division consist principally of investments in Common and Preferred Stock of publicly-traded companies, as well as mutual fund shares. The following table sets forth the composition of our equity securities portfolio and the associated gross unrealized gains and losses, as of the dates indicated:

	December 31, 2022				December 31, 2021			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)							
Mutual funds	$ 759	$ 433	$ 2	$1,190	$1,158	$ 699	$ 0	$1,857
Other Common Stocks	2,581	921	87	3,415	2,553	1,073	34	3,592
Non-redeemable Preferred Stocks	30	41	5	66	97	49	8	138
Total equity securities, at fair value(1)	$3,370	$1,395	$94	$4,671	$3,808	$1,821	$42	$5,587

(1) Amounts presented exclude investments in private equity and hedge funds and other investments which are reported in "Other invested assets." Excludes "Assets held-for-sale" of $322 million at fair value as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

The net change in unrealized gains (losses) from equity securities attributable to PFI excluding Closed Block division, still held at period end, recorded within "Other income (loss)," was $(477) million and $406 million during the year ended December 31, 2022 and 2021, respectively.

Other Invested Assets

The following table sets forth the composition of "Other invested assets" attributable to PFI excluding the Closed Block division, as of the dates indicated:

	December 31, 2022	December 31, 2021
	(in millions)	
LPs/LLCs:		
Equity method:		
Private equity	$ 5,760	$ 5,163
Hedge funds	2,420	2,044
Real estate-related	1,763	1,487
Subtotal equity method	9,943	8,694
Fair value:		
Private equity	909	1,124
Hedge funds	1,000	1,078
Real estate-related	37	34
Subtotal fair value	1,946	2,236
Total LPs/LLCs	11,889	10,930
Real estate held through direct ownership(1)	705	889
Derivative instruments	21	337
Other(2)	662	329
Total other invested assets(3)	$13,277	$12,485

(1) As of December 31, 2022 and 2021, real estate held through direct ownership had mortgage debt of $208 million and $274 million, respectively.
(2) Primarily includes equity investments accounted for under the measurement alternative, leveraged leases and member and activity stock held in the Federal Home Loan Bank of New York. For additional information regarding our holdings in the Federal Home Loan Bank of New York, see Note 17 to the Consolidated Financial Statements.
(3) Excludes "Assets held-for-sale" of $104 million as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

Invested Assets of Other Entities and Operations

"Invested Assets of Other Entities and Operations" presented below includes investments held outside the general account and primarily represents investments associated with our investment management operations and derivative operations. Our derivative operations act on behalf of affiliates primarily to manage interest rate, foreign currency, credit and equity exposures. Assets within our investment management operations that are managed for third-parties and those assets classified as "Separate account assets" on our balance sheet are not included.

	December 31, 2022	December 31, 2021
	(in millions)	
Fixed maturities:		
Public, available-for-sale, at fair value(1)	$ 523	$ 478
Private, available-for-sale, at fair value	205	0
Fixed maturities, trading, at fair value(1)	213	213
Equity securities, at fair value	746	699
Commercial mortgage and other loans, at book value(2)	137	1,279
Other invested assets	3,568	4,990
Short-term investments	18	35
Total investments	$5,410	$7,694

(1) As of December 31, 2022 and 2021, balances include investments in CLOs with fair value of $294 million and $329 million, respectively.
(2) Book value is generally based on unpaid principal balance, net of any allowance for credit losses, or at fair value, when the fair value option has been elected.

Fixed Maturities, Trading

"Fixed maturities, trading, at fair value" are primarily related to assets associated with consolidated variable interest entities ("VIEs") for which the Company is the investment manager. The assets of the consolidated VIEs are generally offset by liabilities for which the fair value option has been elected. For further information regarding these consolidated VIEs, see Note 4 to the Consolidated Financial Statements.

Commercial Mortgage and Other Loans

Our investment management operations include our commercial mortgage operations, which provide mortgage origination, investment management and servicing for our general account, institutional clients, the Federal Housing Administration and government-sponsored entities such as Fannie Mae and Freddie Mac.

The mortgage loans of our commercial mortgage operations are included in "Commercial mortgage and other loans." Derivatives and other hedging instruments related to our commercial mortgage operations are primarily included in "Other invested assets."

Other Invested Assets

"Other invested assets" primarily include assets of our derivative operations used to manage interest rate, foreign currency, credit, and equity exposures.

Furthermore, other invested assets include strategic investments made as part of our investment management operations. We make these strategic investments in real estate, as well as fixed income, public equity and real estate securities, including controlling interests. Certain of these investments are made primarily for purposes of co-investment in our managed funds and structured products. Other strategic investments are made with the intention to sell or syndicate to investors, including our general account, or for placement in funds and structured products that we offer and manage (seed investments). As part of our investment management operations, we also make loans to our managed funds that are secured by equity commitments from investors or assets of the funds. "Other invested assets" also includes certain assets in consolidated investment funds where the Company is deemed to exercise control over the funds.

Liquidity and Capital Resources

Overview

Liquidity refers to the ability to generate sufficient cash resources to meet the payment obligations of the Company. Capital refers to the long-term financial resources available to support the operations of our businesses, fund business growth, and provide a cushion to withstand adverse circumstances. Our ability to generate and maintain sufficient liquidity and capital depends on the profitability of our businesses, general economic conditions and our access to the capital markets and the alternate sources of liquidity and capital described herein.

Effective and prudent liquidity and capital management is a priority across the Company. Management monitors the liquidity of Prudential Financial and its subsidiaries on a daily basis and projects borrowing and capital needs over a multi-year time horizon. We use a Risk Appetite Framework ("RAF") to ensure that all risks taken across the Company align with our capacity and willingness to take those risks. The RAF provides a dynamic assessment of capital and liquidity stress impacts and is intended to ensure that sufficient resources are available to absorb those impacts. We believe that our capital and liquidity resources are sufficient to satisfy the capital and liquidity requirements of Prudential Financial and its subsidiaries.

See "—Current Market Conditions" above for a discussion of recent market conditions and the impacts to our liquidity and capital positions.

Our businesses are subject to comprehensive regulation and supervision by domestic and international regulators. These regulations currently include requirements (many of which are the subject of ongoing rule-making) relating to capital and liquidity management. For information regarding these regulatory initiatives and their potential impact on us, see "Business—Regulation" and "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K.

From the beginning of 2022 through February 16, 2023, we took the following significant actions that have impacted, or are expected to impact, our liquidity and capital positions:

- In February, we issued $1.0 billion of junior subordinated notes. We used these proceeds in September to redeem $1.0 billion of junior subordinated notes due in 2042.
- In April, we completed the sale of our Full Service Retirement business. Also, in April, we completed the sale of a portion of our in-force traditional variable annuities block of business through the sale of PALAC. See Note 1 to the Consolidated Financial Statements for additional information regarding these dispositions.
- In August, we issued $1.5 billion of junior subordinated notes. We intend to use these proceeds for general corporate purposes, which may include the redemption or repurchase of our $1.5 billion of junior subordinated notes due in 2043.
- In September, we redeemed $1.0 billion of junior subordinated notes due in 2042, as discussed above.

Capital

Our capital management framework is primarily based on statutory Risk-Based Capital (“RBC”) and solvency margin measures. Due to our diverse mix of businesses and applicable regulatory requirements, we apply certain refinements to the framework that are designed to more appropriately reflect risks associated with our businesses on a consistent basis across the Company.

We believe Prudential Financial’s capitalization and financial profile are consistent with its ratings targets. Our long-term senior debt rating targets for Prudential Financial are “A” for S&P, Moody’s, and Fitch, and “a” for A.M. Best Company (“A.M. Best”). Our financial strength rating targets for our life insurance companies are “AA/Aa/AA” for S&P, Moody’s and Fitch, respectively, and “A+” for A.M. Best. Some entities may currently be rated below these targets, and not all of our insurance company subsidiaries are rated by each of these rating agencies. See “—Ratings” below for a description of the potential impacts of ratings downgrades.

Capital Governance

Our capital management framework is ultimately reviewed and approved by our Board. The Board has authorized our Chairman and Chief Executive Officer and Vice Chair to approve certain capital actions on behalf of the Company and to further delegate authority with respect to capital actions to appropriate officers, up to specified limits. Any capital commitment that exceeds the authority granted to senior management must be separately authorized by the Board.

In addition, our Capital and Finance Committee (“CFC”) reviews the use and allocation of capital above certain threshold amounts to promote the efficient use of capital, consistent with our strategic objectives, ratings aspirations and other goals and targets. This management committee provides a multi-disciplinary due diligence review of specific initiatives or transactions requiring the use of capital, including mergers and acquisitions. The CFC also reviews our annual capital plan (and updates to this plan), as well as our capital, liquidity and financial position, borrowing plans, and related matters prior to the discussion of these items with the Board.

Capitalization

The primary components of the Company’s capitalization consist of equity and outstanding capital debt, including junior subordinated debt. As shown in the table below, as of December 31, 2022, the Company had $50.1 billion in capital, all of which was available to support the aggregate capital requirements of its businesses and its Corporate and Other operations. Based on our assessment of these businesses and operations, we believe this level of capital is consistent with our ratings targets.

	December 31,	
	2022	2021
	(in millions)	
Equity(1)	$36,077	$40,552
Junior subordinated debt (including hybrid securities)	9,094	7,619
Other capital debt	4,977	5,073
Total capital	$50,148	$53,244

(1) Amounts attributable to Prudential Financial, excluding AOCI.

Insurance Regulatory Capital

We manage PICA, The Prudential Life Insurance Company, Ltd. (“Prudential of Japan”), Gibraltar Life, and other significant insurance subsidiaries to regulatory capital levels consistent with our “AA” ratings targets. We utilize the RBC ratio as a primary measure of the capital adequacy of our domestic insurance subsidiaries and the solvency margin ratio as a primary measure of the capital adequacy of our Japanese insurance subsidiaries.

RBC is calculated based on statutory financial statements and risk formulas consistent with the practices of the NAIC. RBC considers, among other things, risks related to the type and quality of the invested assets, insurance related risks associated with an insurer’s products and liabilities, interest rate risks, and general business risks. RBC ratio calculations are intended to assist insurance regulators in measuring an insurer’s solvency and ability to pay future claims. The reporting of RBC measures is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising, or promotional activities, but is available to the public.

PICA’s RBC ratio as of December 31, 2021, its most recent statutory fiscal year-end and RBC reporting date, was 456%. PICA’s RBC ratio is calculated on a consolidated basis and included Prudential Retirement Insurance and Annuity Company (“PRIAC”), Pruco Life Insurance Company (“Pruco Life”), Pruco Life Insurance Company of New Jersey (“PLNJ”), which is a subsidiary of Pruco Life, and Prudential Legacy Insurance Company of New Jersey (“PLIC”).

Although not yet filed, we expect these RBC ratios as of December 31, 2022 to be above our “AA” financial strength target levels.

Similar to the RBC ratios that are employed by U.S. insurance regulators, regulatory authorities in the international jurisdictions in which we operate generally establish some form of minimum solvency margin requirements for insurance companies based on local statutory accounting practices. These solvency margins are a primary measure of the capital adequacy of our international insurance operations. Maintenance of our solvency margins at certain levels is also important to our competitive positioning, as in certain jurisdictions, such as Japan, these solvency margins are required to be disclosed to the public and therefore impact the public perception of an insurer's financial strength.

The table below presents the solvency margin ratios of our most significant international insurance subsidiaries as of September 30, 2022, the most recent date for which this information is available.

	Ratio
Prudential of Japan consolidated(1)	771%
Gibraltar Life consolidated(2)	874%

(1) Includes Prudential Trust Co., Ltd., a subsidiary of Prudential of Japan.
(2) Includes Prudential Gibraltar Financial Life Insurance Co., Ltd. ("PGFL"), a subsidiary of Gibraltar Life.

Although not yet filed, we expect the solvency margin ratio for each of these subsidiaries to be greater than 700% (3.5 times the regulatory required minimums) as of December 31, 2022.

All of our domestic and significant international insurance subsidiaries have capital levels that substantially exceed the minimum level required by applicable insurance regulations. The statutory capital of our insurance companies and our overall capital flexibility could be impacted by, among other things, market conditions and changes in insurance reserves, including those stemming from updates to our actuarial assumptions. Our regulatory capital levels also may be affected in the future by changes to the applicable regulations, proposals for which are currently under consideration by both domestic and international insurance regulators. For additional information regarding the calculation of RBC and solvency margin ratios, as well as regulatory minimums, see Note 19 to the Consolidated Financial Statements.

Captive Reinsurance Companies

We use captive reinsurance companies to more effectively manage our reserves and capital on an economic basis and to enable the aggregation and transfer of risks. Our captive reinsurance companies assume business from affiliates only. To support the risks they assume, our captives are capitalized to a level we believe is consistent with the "AA" financial strength rating targets of our insurance subsidiaries. All of our captives are subject to internal policies governing their activities. In the normal course of business, we contribute capital to the captives to support business growth and other needs. Prudential Financial has also entered into support agreements with several of the captives in connection with financing arrangements. For a description of captive reinsurance company financing activities, see below under "—Financing Activities—Subsidiary Borrowings—Term and Universal Life Reserve Financing."

Shareholder Distributions

Share Repurchase Program and Shareholder Dividends

Prudential Financial's Board of Directors authorized the Company to repurchase at management's discretion up to an aggregate of $1.5 billion of its outstanding Common Stock during the period from January 1, 2022 through December 31, 2022. We utilized the entirety of this $1.5 billion share repurchase authorization in 2022. In February 2023, the Board authorized the Company to repurchase, at management's discretion, up to $1 billion of its outstanding Common Stock during the period from January 1, 2023 through December 31, 2023.

In general, the timing and amount of share repurchases are determined by management based on market conditions and other considerations, including any increased capital needs of our businesses due to, among other things, credit migration and losses in our investment portfolio, changes in regulatory capital requirements and opportunities for growth and acquisitions. Repurchases may be executed in the open market, through derivative, accelerated repurchase and other negotiated transactions and through plans designed to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934.

The following table sets forth information about declarations of Common Stock dividends, as well as repurchases of shares of Prudential Financial's Common Stock, for each of the quarterly periods in 2022 and for the prior four years:

	Dividend Amount		Shares Repurchased	
Quarterly period ended:	**Per Share**	**Aggregate**	**Shares**	**Total Cost**
	(in millions, except per share data)			
December 31, 2022	$1.20	$449	3.7	$375
September 30, 2022	$1.20	$454	3.9	$375
June 30, 2022	$1.20	$457	3.6	$375
March 31, 2022	$1.20	$462	3.3	$375

Year ended:	Dividend Amount		Shares Repurchased	
	Per Share	Aggregate	Shares	Total Cost
	(in millions, except per share data)			
December 31, 2022	$4.80	$1,822	14.5	$1,500
December 31, 2021	$4.60	$1,821	24.5	$2,500
December 31, 2020	$4.40	$1,769	6.7	$ 500
December 31, 2019	$4.00	$1,644	27.2	$2,500
December 31, 2018	$3.60	$1,525	14.9	$1,500

In addition, on February 7, 2023, Prudential Financial's Board of Directors declared a cash dividend of $1.25 per share of Common Stock, payable on March 16, 2023 to shareholders of record as of February 21, 2023.

Liquidity

Liquidity management and stress testing are performed on a legal entity basis as the ability to transfer funds between subsidiaries is limited due in part to regulatory restrictions. Liquidity needs are determined through daily and quarterly cash flow forecasting at the holding company and within our operating subsidiaries. We seek to maintain a minimum balance of highly liquid assets to ensure that adequate liquidity is available at Prudential Financial to cover fixed expenses in the event that we experience reduced cash flows from our operating subsidiaries at a time when access to capital markets is also not available.

We seek to mitigate the risk of having limited or no access to financing due to stressed market conditions by generally pre-funding debt in advance of maturity. We mitigate the refinancing risk associated with our debt that is used to fund operating needs by matching the term of debt with the assets financed. To ensure adequate liquidity in stress scenarios, stress testing is performed for our major operating subsidiaries. We seek to further mitigate liquidity risk by maintaining our access to alternative sources of liquidity, as discussed below.

Liquidity of Prudential Financial

The principal sources of funds available to Prudential Financial, the parent holding company, are dividends, returns of capital and loans from subsidiaries, and proceeds from debt issuances and certain stock-based compensation activity. These sources of funds may be supplemented by Prudential Financial's access to the capital markets as well as the "—Alternative Sources of Liquidity" described below.

The primary uses of funds at Prudential Financial include servicing debt, making capital contributions and loans to subsidiaries, making acquisitions, paying declared shareholder dividends and repurchasing outstanding shares of Common Stock executed under authority from the Board.

As of December 31, 2022, Prudential Financial had highly liquid assets with a carrying value totaling $5,413 million, an increase of $1,187 million from December 31, 2021. Highly liquid assets predominantly include cash, short-term investments, U.S. Treasury securities, obligations of other U.S. government authorities and agencies, and/or foreign government bonds. We maintain an intercompany liquidity account that is designed to optimize the use of cash by facilitating the lending and borrowing of funds between Prudential Financial and its subsidiaries on a daily basis. Excluding the net borrowings from this intercompany liquidity account, Prudential Financial had highly liquid assets of $4,535 million as of December 31, 2022, an increase of $982 million from December 31, 2021.

The following table sets forth Prudential Financial's principal sources and uses of highly liquid assets, excluding net borrowings from our intercompany liquidity account, for the periods indicated:

	Year Ended December 31,	
	2022	2021
	(in millions)	
Highly Liquid Assets, beginning of period	$ 3,553	$ 5,560
Dividends and/or returns of capital from subsidiaries(1)	1,584	3,339
Affiliated loans/(borrowings)—(capital activities)	(417)	406
Capital contributions to subsidiaries(2)	(2,527)	(197)
Total Business Capital Activity	(1,360)	3,548
Share repurchases(3)	(1,488)	(2,500)
Common Stock dividends(4)	(1,817)	(1,814)
Acquisition/Disposition activity(5)	4,481	648
Total Share Repurchases, Dividends and Acquisition/Disposition Activity	1,176	(3,666)
Proceeds from the issuance of debt	2,474	0
Repayments of debt	(1,005)	(1,308)
Total Debt Activity	1,469	(1,308)
Proceeds from stock-based compensation and exercise of stock options	317	343
Interest income from subsidiaries on intercompany agreements, net of interest paid	219	238
Swap terminations	(27)	(94)
Net income tax receipts & payments	231	330
Interest paid on external debt	(942)	(963)
Affiliated (borrowings)/loans—(operating activities)(6)	110	(331)
Other, net	(211)	(104)
Total Other Activity	(303)	(581)
Net increase (decrease) in highly liquid assets	982	(2,007)
Highly Liquid Assets, end of period	$ 4,535	$ 3,553

(1) 2022 includes $1,313 million from international insurance subsidiaries, $156 million from PGIM subsidiaries, $74 million from Prudential Annuities Holding Company, and $41 million from other subsidiaries . See "Schedule II—Notes to Condensed Financial Information of Registrant—Dividends and Returns of Capital" included in Prudential Financial's 2022 Annual Report on Form 10-K for dividends and returns of capital by subsidiary.
(2) 2022 includes capital contributions of $1,000 million to PICA, $780 million to an international reinsurance subsidiary, $487 million to international insurance subsidiaries, and $260 million to other subsidiaries. The majority of the capital contribution to our international reinsurance subsidiary was to fund the payment of ceding commissions to our domestic insurance subsidiaries. 2021 includes capital contributions of $181 million to international insurance subsidiaries, $9 million to PGIM, and $7 million to other corporate subsidiaries.
(3) Excludes cash payments made on trades that settled in the subsequent period.
(4) Includes cash payments made on dividends declared in prior periods.
(5) 2022 includes proceeds and capital releases related to the sales of the Full Service Retirement business and PALAC. 2021 represents the net proceeds from the sales of The Prudential Life Insurance Company of Taiwan Inc. ("POT") and PGIM's joint venture in Italy that were distributed to PFI.
(6) Represents loans to and from affiliated subsidiaries to support business operating needs.

Dividends and Returns of Capital from Subsidiaries

Domestic insurance subsidiaries. During 2022, Prudential Financial received dividends of $74 million from Prudential Annuities Holding Company. In addition to paying Common Stock dividends, our domestic insurance operations may return capital to Prudential Financial by other means, such as affiliated lending, and reinsurance with Bermuda-based affiliates.

International insurance subsidiaries. During 2022, Prudential Financial received dividends of $1,313 million from its international insurance subsidiaries. In addition to paying Common Stock dividends, our international insurance operations may return capital to Prudential Financial through or facilitated by other means, such as the repayment of preferred stock obligations held by Prudential Financial or other affiliates, affiliated lending, affiliated derivatives and reinsurance with U.S.- and Bermuda-based affiliates.

Other subsidiaries. During 2022, Prudential Financial received dividends and returns of capital of $156 million from PGIM subsidiaries and dividends of $41 million from other subsidiaries.

Restriction on dividends and returns of capital from subsidiaries. Our insurance companies are subject to limitations on the payment of dividends and other transfers of funds to Prudential Financial and other affiliates under applicable insurance law and regulation. Further, market conditions could negatively impact capital positions of our insurance companies, which could further restrict their ability to pay dividends. More generally, the payment of dividends by any of our subsidiaries is subject to declaration by their Board of Directors and can be affected by market conditions and other factors.

With respect to our domestic insurance subsidiaries, PICA is permitted to pay ordinary dividends based on calculations specified under New Jersey insurance law, subject to prior notification to the New Jersey Department of Banking and Insurance (“NJDOBI”). Any distributions above this amount in any twelve-month period are considered to be “extraordinary” dividends, and the approval of the NJDOBI is required prior to payment. The laws regulating dividends of the states where our other domestic insurance companies are domiciled are similar, but not identical, to those of New Jersey.

Capital redeployment from our international insurance subsidiaries is subject to local regulatory requirements in the international jurisdictions in which they operate. Our most significant international insurance subsidiaries, Prudential of Japan and Gibraltar Life, are permitted to pay Common Stock dividends based on calculations specified by Japanese insurance law, subject to prior notification to the FSA. Dividends in excess of these amounts and other forms of capital distribution require the prior approval of the FSA. The regulatory fiscal year end for both Prudential of Japan and Gibraltar Life is March 31, 2023, after which time the Common Stock dividend amount permitted to be paid without prior approval from the FSA can be determined.

The ability of our PGIM subsidiaries and the majority of our other operating subsidiaries to pay dividends is largely unrestricted from a regulatory standpoint.

See Note 19 to the Consolidated Financial Statements for information regarding specific dividend restrictions.

Liquidity of Insurance Subsidiaries

We manage the liquidity of our insurance operations to ensure stable, reliable and cost-effective sources of cash flows to meet all of our obligations. Liquidity within each of our insurance subsidiaries is provided by a variety of sources, including portfolios of liquid assets. The investment portfolios of our subsidiaries are integral to the overall liquidity of our insurance operations. We segment our investment portfolios and employ an asset/liability management approach specific to the requirements of each of our product lines. This enhances the discipline applied in managing the liquidity, as well as the interest rate and credit risk profiles, of each portfolio in a manner consistent with the unique characteristics of the product liabilities.

Liquidity is measured against internally-developed benchmarks that take into account the characteristics of both the asset portfolio and the liabilities that they support. We consider attributes of the various categories of liquid assets (for example, type of asset and credit quality) in calculating internal liquidity measures to evaluate our insurance operations’ liquidity under various stress scenarios, including company-specific and market-wide events. We continue to believe that cash generated by ongoing operations and the profile of our assets provide sufficient liquidity under reasonably foreseeable stress scenarios for each of our insurance subsidiaries.

Cash Flow

The principal sources of liquidity for our insurance subsidiaries are premiums, investment and fee income, investment maturities, sales of investments, and sales associated with our insurance and annuity operations, as well as internal and external borrowings. The principal uses of liquidity include benefits, claims and dividends paid to policyholders, and payments to policyholders and contractholders in connection with surrenders, withdrawals and net policy loan activity. Other uses of liquidity may include commissions, general and administrative expenses, purchases of investments, the payment of dividends to the parent holding company, hedging and reinsurance activity and payments in connection with financing activities.

In each of our major insurance subsidiaries, we believe that the cash flows from operations are adequate to satisfy current liquidity requirements. The continued adequacy of this liquidity will depend upon factors such as future securities market conditions, changes in interest rate levels, policyholder perceptions of our financial strength, policyholder behavior, catastrophic events and the relative safety and attractiveness of competing products, each of which could lead to reduced cash inflows or increased cash outflows. Our insurance operations’ cash flows from investment activities result from repayments of principal, proceeds from maturities and sales of invested assets and investment income, net of amounts reinvested. The primary liquidity risks with respect to these cash flows are the risk of default by debtors or bond insurers, our counterparties’ willingness to extend repurchase and/or securities lending arrangements, commitments to invest and market volatility. We closely manage these risks through our credit risk management process and regular monitoring of our liquidity position.

Domestic insurance operations. In managing the liquidity of our domestic insurance operations, we consider the risk of policyholder and contractholder withdrawals of funds earlier than our assumptions when selecting assets to support these contractual obligations. We use surrender charges and other contract provisions to mitigate the extent, timing and profitability impact of withdrawals of funds by customers. The following table sets forth the liabilities for future policy benefits and policyholders' account balances of certain of our domestic insurance subsidiaries as of the dates indicated:

	December 31,	
	2022	2021
	(in billions)	
PICA	$232.2	$227.1
PLIC	48.4	49.6
Pruco Life	64.9	56.1
PRIAC	0.0	0.6
PALAC	0.0	0.0
Other(1)	(85.1)	(90.0)
Total future policy benefits and policyholders' account balances(2)(3)	$260.4	$243.4

(1) Includes the impact of intercompany eliminations.
(2) Amounts are reflected gross of affiliated reinsurance recoverables.
(3) Excludes "Liabilities held-for-sale" of $28.3 billion and $16.3 billion for PRIAC and PALAC, respectively, as of December 31, 2021. See Note 1 to the Consolidated Financial Statements for additional information.

The liabilities presented above are primarily supported by invested assets in our general account. As noted above, when selecting assets to support these contractual obligations, we consider the risk of policyholder and contractholder withdrawals of funds earlier than our assumptions. As a result, assets will include both liquid assets, as discussed below, and other assets that we believe adequately support our liabilities.

For PICA and other subsidiaries, the liabilities presented above primarily include annuity reserves and deposit liabilities and individual life insurance policy reserves. Individual life insurance policies may impose surrender charges and policyholders may be subject to a new underwriting process in order to obtain a new insurance policy. PICA's reserves for group annuity contracts primarily relate to pension risk transfer contracts, which are generally not subject to early withdrawal. For our individual annuity contracts, to encourage persistency, most of our variable and fixed annuities have surrender or withdrawal charges for a specified number of years. In addition, certain fixed annuities impose a market value adjustment if the invested amount is not held to maturity. The living benefit features of our variable annuities also encourage persistency because the potential value of the living benefit is fully realized only if the contract persists.

Gross account withdrawals for our domestic insurance operations' products in 2022 were generally consistent with our assumptions in asset/liability management, and the associated cash outflows did not have a material adverse impact on our overall liquidity.

International insurance operations. As with our domestic operations, in managing the liquidity of our international insurance operations, we consider the risk of policyholder and contractholder withdrawals of funds earlier than our assumptions in selecting assets to support these contractual obligations. The following table sets forth the liabilities for future policy benefits and policyholders' account balances of certain of our international insurance subsidiaries as of the dates indicated:

	December 31,	
	2022	2021
	(in billions)	
Prudential of Japan(1)	$ 61.6	$ 63.7
Gibraltar Life(2)	102.7	110.5
Other international insurance subsidiaries, excluding Japan	3.4	2.8
Other(3)	(8.0)	(7.9)
Total future policy benefits and policyholders' account balances(4)	$159.7	$169.1

(1) As of December 31, 2022 and 2021, $22.6 billion and $21.0 billion, respectively, of the insurance-related liabilities for Prudential of Japan are associated with U.S. dollar-denominated products that are coinsured to our domestic insurance operations and supported by U.S. dollar-denominated assets. As of December 31, 2022 and 2021, $2.1 billion and $1.9 billion, respectively, of the insurance-related liabilities for Prudential of Japan are primarily associated with yen- and U.S. dollar-denominated products that are coinsured to Gibraltar Re, a Bermuda-based reinsurance affiliate, and primarily supported by yen- and U.S. dollar-denominated assets.
(2) Includes PGFL. As of December 31, 2022 and 2021, $7.9 billion and $8.1 billion, respectively, of the insurance-related liabilities for PGFL are associated with U.S. dollar-denominated products that are coinsured to our domestic insurance operations and supported by U.S. dollar-denominated assets. As of December 31, 2022 and 2021, $10.8 billion and $7.6 billion, respectively, of the insurance-related liabilities for Gibraltar Life are primarily associated with yen- and U.S. dollar-denominated products that are coinsured to Gibraltar Re and primarily supported by yen- and U.S. dollar-denominated assets.
(3) Reflects the impact of intercompany eliminations.
(4) Amounts are reflected gross of affiliated reinsurance recoverables.

The liabilities presented above are primarily supported by invested assets in our general account. When selecting assets to support these contractual obligations, we consider the risk of policyholder and contractholder withdrawals of funds earlier than our assumptions. As a result, assets will include both liquid assets, as discussed below, and other assets that we believe adequately support our liabilities.

We believe most of the longer-term recurring pay individual life insurance policies sold by our Japanese operations do not have significant withdrawal risk because policyholders may incur surrender charges and must undergo a new underwriting process to obtain a new insurance policy.

Prudential of Japan and Gibraltar Life sell U.S. dollar denominated investment contracts with a market value adjustment feature to mitigate the profitability impact for surrenders, as these contracts may be subject to increased surrenders should the yen depreciate or if interest rates in the U.S. decline relative to Japan. As of December 31, 2022, products with a market value adjustment feature represented $25.2 billion of our Japan operations' insurance-related liabilities.

Liquid Assets

Liquid assets include cash and cash equivalents, short-term investments, U.S. Treasury securities, fixed maturities that are not designated as held-to-maturity and public equity securities. In addition to access to substantial investment portfolios, our insurance companies' liquidity is managed through access to a variety of instruments available for funding and/or managing cash flow mismatches, including from time to time those arising from claim levels in excess of projections. Our ability to utilize assets and liquidity between our subsidiaries is limited by regulatory and other constraints. We believe that ongoing operations and the liquidity profile of our assets provide sufficient liquidity under reasonably foreseeable stress scenarios for each of our insurance subsidiaries.

The following table sets forth the fair value of certain of our domestic insurance operations' portfolio of liquid assets, as of the dates indicated.

	December 31, 2022				
	Prudential Insurance(1)	PLIC	Pruco Life	Total	December 31, 2021(2)
	(in billions)				
Cash and short-term investments	$ 4.1	$ 1.7	$ 2.5	$ 8.3	$ 14.0
Fixed maturity investments(3):					
High or highest quality	109.7	27.1	19.1	155.9	214.9
Other than high or highest quality	7.6	2.7	1.9	12.2	16.2
Subtotal	117.3	29.8	21.0	168.1	231.1
Public equity securities, at fair value	1.2	1.7	0.1	3.0	4.2
Total	$122.6	$33.2	$23.6	$179.4	$249.3

(1) Represents a legal entity view and as such includes both domestic and international activity.
(2) Includes $24.4 billion and $12.2 billion related to PRIAC and PALAC, respectively. See Note 1 to the Consolidated Financial Statements for additional information regarding these dispositions.
(3) Excludes fixed maturities designated as held-to-maturity. Credit quality is based on NAIC or equivalent rating.

The following table sets forth the fair value of our international insurance operations' portfolio of liquid assets, as of the dates indicated.

	December 31, 2022				
	Prudential of Japan	Gibraltar Life(1)	All Other(2)	Total	December 31, 2021
	(in billions)				
Cash and short-term investments	$ 0.3	$ 0.7	$ 0.1	$ 1.1	$ 4.9
Fixed maturity investments(3):					
High or highest quality(4)	32.2	65.7	10.9	108.8	138.0
Other than high or highest quality	0.4	1.2	2.4	4.0	5.0
Subtotal	32.6	66.9	13.3	112.8	143.0
Public equity securities	2.1	1.6	0.1	3.8	4.5
Total	$35.0	$69.2	$13.5	$117.7	$152.4

(1) Includes PGFL.
(2) Represents our international insurance operations, excluding Japan.
(3) Excludes fixed maturities designated as held-to-maturity. Credit quality is based on NAIC or equivalent rating.
(4) As of December 31, 2022, $79.3 billion, or 73%, were invested in government or government agency bonds.

Given the size and liquidity profile of our investment portfolios, we believe that claim experience, including policyholder withdrawals and surrenders, varying from our projections does not constitute a significant liquidity risk. Our ALM process takes into account the expected maturity of investments and expected claim payments as well as the specific nature and risk profile of the liabilities. To the extent we need to pay claims in excess of projections, we may borrow temporarily or sell investments sooner than anticipated to pay these claims, which may result in increased borrowing costs or realized investment gains or losses, including from changes in interest rates or credit spreads. The payment of claims and sale of investments earlier than anticipated would have an impact on the reported level of cash flow from operating, investing, and financing activities, in our financial statements. Historically, there has been no significant variation between the expected maturities of our investments and the payment of claims.

Liquidity associated with other activities

Hedging activities associated with Individual Retirement Strategies

For the portion of our Individual Retirement Strategies' ALM strategy executed through hedging, as well as the capital hedge program, we enter into a range of exchange-traded, cleared and other OTC equity and interest rate derivatives in order to hedge certain capital market risks related to more severe market conditions. For a full discussion of our Individual Retirement Strategies' risk management strategy, see "—Results of Operations by Segment—U.S. Businesses—Retirement Strategies." This portion of our Individual Retirement Strategies' ALM strategy and capital hedge program requires access to liquidity to meet payment obligations relating to these derivatives, such as payments for periodic settlements, purchases, maturities and terminations. These liquidity needs can vary materially due to, among other items, changes in interest rates, equity markets, mortality and policyholder behavior.

The hedging portion of our Individual Retirement Strategies' ALM strategy and capital hedge program may also result in derivative related collateral postings to (when we are in a net post position) or from (when we are in a net receive position) counterparties. The net collateral position depends on changes in interest rates and equity markets related to the amount of the exposures hedged. Depending on market conditions, the collateral posting requirements can result in material liquidity needs when we are in a net post position. As of December 31, 2022, the derivatives comprising the hedging portion of our Individual Retirement Strategies' ALM strategy and capital hedge program were in a net post position of $10.8 billion compared to a net post position of $5.5 billion as of December 31, 2021. The change in collateral position was primarily driven by the impact of increasing interest rates partially offset by equity market depreciation.

Foreign exchange hedging activities

We employ various hedging strategies to manage potential exposure to foreign currency exchange rate movements, particularly those associated with the yen. Our overall yen hedging strategy calibrates the hedge level to preserve the relative contribution of our yen-based business to the Company's overall return on equity on a leverage neutral basis. The hedging strategy includes two primary components:

Income Hedges—We hedge a portion of our prospective yen-based earnings streams by entering into external forward currency derivative contracts that effectively fix the currency exchange rates for that portion of earnings, thereby reducing volatility from foreign currency exchange rate movements.

Equity Hedges—We hold both internal and external hedges primarily to hedge our USD-equivalent equity. These hedges also mitigate volatility in the solvency margins of yen-based subsidiaries resulting from changes in the market value of their USD-denominated investments hedging our USD-equivalent equity attributable to changes in the yen-USD exchange rate.

For additional information regarding our hedging strategy, see "—Results of Operations—Impact of Foreign Currency Exchange Rates."

Cash settlements from these hedging activities result in cash flows between subsidiaries of Prudential Financial and either international-based subsidiaries or external parties. The cash flows are dependent on changes in foreign currency exchange rates and the notional amount of the exposures hedged. For example, a significant yen depreciation over an extended period of time could result in net cash inflows, while a significant yen appreciation could result in net cash outflows. The following tables set forth information about net cash settlements and the net asset or liability resulting from these hedging activities related to the yen and other currencies for the periods indicated.

Cash Settlements: Received (Paid)	**Year ended December 31, 2022**	**2021**
	(in millions)	
Income Hedges (External)(1)	$ 21	$ 33
Equity Hedges:		
Internal(2)	691	488
External(3)	10	(137)
Total Equity Hedges	701	351
Total Cash Settlements	$722	$ 384

Assets (Liabilities):	As of December 31, 2022	2021
	(in millions)	
Income Hedges (External)(4)	$ (9)	$ 47
Equity Hedges:		
Internal(2)	1,229	955
External	(123)	(20)
Total Equity Hedges(5)	1,106	935
Total Assets (Liabilities)	$1,097	$982

(1) Includes non-yen related cash settlements of $13 million, primarily denominated in Chilean peso, Australian dollar and Brazilian real, and $19 million, primarily denominated in Brazilian real, Australian dollar and Chilean peso for the years ended December 31, 2022 and 2021, respectively.
(2) Represents internal transactions between international-based and U.S.-based entities. Amounts noted are from the U.S.-based entities' perspectives.
(3) Includes non-yen related cash settlements of $4 million, denominated in Korean won for the year ended December 31, 2021.
(4) Includes non-yen related assets (liabilities) of $(19) million, primarily denominated in Brazilian real, Australian dollar and Chilean peso, and assets of $28 million, primarily denominated in Brazilian real, Chilean peso and Australian dollar, as of December 31, 2022 and 2021, respectively.
(5) As of December 31, 2022, approximately $622 million, $301 million and $183 million of the net market values are scheduled to settle in 2023, 2024 and thereafter, respectively. The net market value of the assets (liabilities) will vary with changing market conditions to the extent there are no corresponding offsetting positions.

PGIM operations

The principal sources of liquidity for our fee-based PGIM businesses include asset management fees, commercial mortgage origination and servicing fees, and internal and external funding facilities. The principal uses of liquidity include general and administrative expenses, facilitating our commercial mortgage loan business, and distributions of dividends and returns of capital to Prudential Financial. The primary liquidity risks for our fee-based PGIM businesses relate to their profitability, which is impacted by market conditions, our investment management performance and client redemptions. We believe the cash flows from our fee-based PGIM businesses are adequate to satisfy the current liquidity requirements of these operations, as well as requirements that could arise under reasonably foreseeable stress scenarios, which are monitored through the use of internal measures.

The principal sources of liquidity for our seed and co-investments held in our PGIM businesses are cash flows from investments, borrowing lines from internal sources, including Prudential Financial and Prudential Funding, LLC ("Prudential Funding"), a wholly-owned subsidiary of PICA, and external sources, including PGIM's limited-recourse credit facility. The principal uses of liquidity for our seed and co-investments include making investments to support business growth and paying interest expense from the internal and external borrowings used to fund those investments. The primary liquidity risks include the inability to sell assets in a timely manner, declines in the value of assets and credit defaults.

Alternative Sources of Liquidity

In addition to asset-based financing as discussed below, Prudential Financial and certain subsidiaries have access to other sources of liquidity, including syndicated, unsecured committed credit facilities, membership in the Federal Home Loan Bank of New York, commercial paper programs, and contingent financing facilities in the form of a put option agreement and facility agreement. For additional information regarding these sources of liquidity, see Note 17 to the Consolidated Financial Statements.

Asset-based Financing

We conduct asset-based or secured financing within our insurance and other subsidiaries, including transactions such as securities lending, repurchase agreements and mortgage dollar rolls, to earn spread income, to borrow funds, or to facilitate trading activity. These programs are primarily driven by portfolio holdings of securities that are lendable based on counterparty demand for these securities in the marketplace. The collateral received in connection with these programs is primarily used to purchase securities in the short-term spread portfolios of our insurance entities. Investments held in the short-term spread portfolios include cash and cash equivalents, short-term investments (primarily corporate bonds), mortgage loans and fixed maturities (primarily collateralized loan obligations and other structured securities), with a weighted average life at time of purchase by the short-term portfolios of four years or less. Floating rate assets comprise the majority of our short-term spread portfolio. These short-term portfolios are subject to specific investment policy statements, which among other things, do not allow for significant asset/liability interest rate duration mismatch.

The following table sets forth our liabilities under asset-based or secured financing programs as of the dates indicated:

	December 31, 2022			December 31, 2021		
	PFI Excluding Closed Block Division	Closed Block Division	Consolidated	PFI Excluding Closed Block Division	Closed Block Division	Consolidated
	($ in millions)					
Securities sold under agreements to repurchase	$3,548	$3,041	$ 6,589	$ 7,393	$2,792	$10,185
Cash collateral for loaned securities(1)	5,847	253	6,100	4,168	82	4,250
Securities sold but not yet purchased	0	0	0	3	0	3
Total(2)(3)	$9,395	$3,294	$12,689	$11,564	$2,874	$14,438
Portion of above securities that may be returned to the Company overnight requiring immediate return of the cash collateral	$8,622	$3,189	$11,811	$10,637	$2,874	$13,511
Weighted average maturity, in days(4)	17	5		31	N/A	

(1) Excludes "Liabilities held-for-sale" of $5,680 as of December 31, 2021.
(2) The daily average outstanding balance for the years ended December 31, 2022 and 2021 was $11,385 million and $11,484 million, respectively, for PFI excluding the Closed Block division, and $2,814 million and $3,290 million, respectively, for the Closed Block division.
(3) Includes utilization of external funding facilities for PGIM's commercial mortgage origination business.
(4) Excludes securities that may be returned to the Company overnight. "N/A" reflects that all outstanding balances may be returned to the Company overnight.

As of December 31, 2022, our domestic insurance entities had assets eligible for the asset-based or secured financing programs of $83.2 billion, of which $12.4 billion were on loan. Taking into account market conditions and outstanding loan balances as of December 31, 2022, we believe approximately $9.8 billion of the remaining eligible assets are readily lendable, including approximately $7.9 billion relating to PFI excluding the Closed Block division, of which $1.9 billion relates to certain separate accounts and may only be used for financing activities related to those accounts, and the remaining $1.9 billion relating to the Closed Block division.

Financing Activities

As of December 31, 2022, total short-term and long-term debt of the Company on a consolidated basis was $20.7 billion, an increase of $1.3 billion from December 31, 2021. The following table sets forth total consolidated borrowings of the Company as of the dates indicated. We may, from time to time, seek to redeem or repurchase our outstanding debt securities through open market purchases, individually negotiated transactions or otherwise. Any such actions will depend on prevailing market conditions, our liquidity position and other factors.

	December 31, 2022			December 31, 2021		
	Prudential Financial	Subsidiaries	Consolidated	Prudential Financial	Subsidiaries	Consolidated
	(in millions)					
General obligation short-term debt:						
Commercial paper	$ 25	$ 413	$ 438	$ 25	$ 395	$ 420
Current portion of long-term debt	0	173	173	0	0	0
Other short-term debt	0	0	0	0	98	98
Subtotal	25	586	611	25	493	518
General obligation long-term debt:						
Senior debt	10,115	0	10,115	10,109	173	10,282
Junior subordinated debt	9,047	47	9,094	7,564	54	7,618
Surplus notes(1)	0	345	345	0	344	344
Subtotal	19,162	392	19,554	17,673	571	18,244
Total general obligations	19,187	978	20,165	17,698	1,064	18,762
Limited and non-recourse borrowings(2)						
Short-term debt	0	9	9	0	7	7
Current portion of long-term debt	0	155	155	0	197	197
Long-term debt	0	354	354	0	378	378
Subtotal	0	518	518	0	582	582
Total borrowings	$19,187	$1,496	$20,683	$17,698	$1,646	$19,344

(1) Amounts are net of assets under set-off arrangements of $12,290 million and $10,691 million as of December 31, 2022 and 2021, respectively.
(2) Limited and non-recourse borrowing primarily represents mortgage debt of our subsidiaries that has recourse only to real estate investment property of $208 million and $274 million as of December 31, 2022 and 2021, respectively, and a draw on a credit facility with recourse only to collateral pledged by the Company of $300 million as of both December 31, 2022 and 2021.

As of December 31, 2022 and 2021, we were in compliance with all debt covenants related to the borrowings in the table above. For additional information regarding our short- and long-term debt obligations, see Note 17 to the Consolidated Financial Statements.

Based on the use of proceeds, we classify our borrowings as capital debt and operating debt. Capital debt, which is debt utilized to meet the capital requirements of our businesses, was $14.1 billion and $12.7 billion as of December 31, 2022 and 2021, respectively. Operating debt was $6.1 billion as of December 31, 2022 and 2021, and is utilized for business funding to meet specific purposes, which may include activities associated with our PGIM and Assurance IQ businesses. Operating debt also consists of debt issued to finance specific portfolios of investment assets, the proceeds from which will service the debt. Specifically, this includes assets supporting reserve requirements under Regulation XXX and Guideline AXXX as described below, as well as funding for institutional and insurance company portfolio cash flow timing differences.

Prudential Financial Borrowings

Long-term borrowings are conducted primarily by Prudential Financial. It borrows these funds to meet its capital and other funding needs, as well as the capital and funding needs of its subsidiaries. Prudential Financial maintains a shelf registration statement with the SEC that permits the issuance of public debt, equity and hybrid securities. As a "Well-Known Seasoned Issuer" under SEC rules, Prudential Financial's shelf registration statement provides for automatic effectiveness upon filing and has no stated issuance capacity.

Prudential Financial's borrowings increased $1.5 billion from December 31, 2021, primarily driven by $2.5 billion in junior subordinated notes issuances, offset by $1.0 billion in debt redemptions. In February, 2022, the Company issued $1 billion in aggregate principal amount of 5.125% junior subordinated notes due in March 2052. In August 2022, the Company issued $1.2 billion in aggregate principal amount of 5.95% junior subordinated notes due in September 2052 and $300 million in aggregate principal amount of 6.00% junior subordinated notes due in September 2062. In September, 2022, the Company redeemed, in full, $1.0 billion in aggregate principal amount of 5.875% junior subordinated notes due in 2042. For additional information regarding long-term debt, see Note 17 to the Consolidated Financial Statements.

Subsidiary Borrowings

Subsidiary borrowings principally consist of commercial paper borrowings by Prudential Funding, asset-based financing and real estate investment financing. Borrowings of our subsidiaries decreased $150 million from December 31, 2021, due primarily to debt maturities of $98 million in other short-term debt and a $64 million decrease in limited and non-recourse borrowings.

Term and Universal Life Reserve Financing

For business written prior to the implementation of principle-based reserving, Regulation XXX and Guideline AXXX require domestic life insurers to establish statutory reserves for term and universal life insurance policies with long-term premium guarantees that are consistent with the statutory reserves required for other individual life policies with similar guarantees. Many market participants believe that these levels of reserves are excessive relative to the levels reasonably required to maintain solvency for moderately adverse experience. The difference between the statutory reserve and the amount necessary to maintain solvency for moderately adverse experience is considered to be the non-economic portion of the statutory reserve.

We use captive reinsurance subsidiaries to finance the portion of the statutory reserves required to be held by our domestic life insurance companies under Regulation XXX and Guideline AXXX that we consider to be non-economic. The financing arrangements involve the reinsurance of term and universal life business to our captive reinsurers and the issuance of surplus notes by those captives that are treated as capital for statutory purposes. These surplus notes are subordinated to policyholder obligations, and the payment of principal and interest on the surplus notes can only be made with prior insurance regulatory approval.

We have entered into agreements with external counterparties providing for the issuance of surplus notes by our captive reinsurers in return for the receipt of credit-linked notes ("Credit-Linked Note Structures"). Under the agreements, the captive receives in exchange for the surplus notes one or more credit-linked notes issued by a special-purpose affiliate of the Company with an aggregate principal amount equal to the surplus notes outstanding. The captive holds the credit-linked notes as assets supporting Regulation XXX or Guideline AXXX non-economic reserves, as applicable. The captive can redeem the principal amount of the outstanding credit-linked notes for cash upon the occurrence of, and in an amount necessary to remedy, a specified liquidity stress event affecting the captive. Under the agreements, the external counterparties have agreed to fund any such payments under the credit-linked notes in return for the receipt of fees. Under certain of the transactions, Prudential Financial has agreed to make capital contributions to the captive to reimburse it for investment losses in excess of specified amounts and/or has agreed to reimburse the external counterparties for any payments made under the credit-linked notes. To date, no such payments under the credit-linked notes have been required. Under these transactions, because valid rights of set-off exist, interest and principal payments on the surplus notes and on the credit-linked notes are settled on a net basis, and the surplus notes are reflected in the Company's total consolidated borrowings on a net basis.

As of December 31, 2022, we had Credit-Linked Note Structures with an aggregate issuance capacity of $16,050 million, of which $14,070 million was outstanding, as compared to an aggregate issuance capacity of $14,600 million, of which $12,721 million was outstanding, as of December 31, 2021. These amounts reflect a Credit Link Note Structure for Guideline AXXX reserves that was expanded in December 2022, of which $2,100 million was outstanding as of December 31, 2022.

The following table summarizes our Credit-Linked Note Structures, which are reported on a net basis, as of December 31, 2022:

Credit-Linked Note Structures:	Surplus Notes Original Issue Dates	Surplus Notes Maturity Dates	Outstanding as of December 31, 2022	Facility Size
			($ in millions)	
XXX	2012-2021	2022-2036	$ 1,600(1)	$ 1,750
AXXX	2013	2033	3,500	3,500
XXX	2014-2018	2022-2034	2,080(2)	2,100
XXX	2014-2017	2024-2037	2,330	2,400
AXXX	2017	2037	1,540	2,000
XXX	2018	2038	920	1,600
AXXX	2020	2032	2,100	2,700
Total Credit-Linked Note Structures			$14,070	$16,050

(1) Prudential Financial has agreed to reimburse amounts paid under the credit-linked notes issued in this structure up to $500 million.
(2) The $2,080 million of surplus notes represents an intercompany transaction that eliminates upon consolidation. Prudential Financial has agreed to reimburse amounts paid under credit-linked notes issued in this structure up to $1,000 million.

As of December 31, 2022, we also had outstanding an aggregate of $3,025 million of debt issued for the purpose of financing $925 million of Regulation XXX and $2,100 million of Guideline AXXX non-economic reserves. In addition, as of December 31, 2022, for purposes of financing Guideline AXXX non-economic reserves, one captive had $3,982 million of surplus notes outstanding that were issued to affiliates.

The Company has introduced updated versions of its individual life products in conjunction with the requirement to adopt principle-based reserving by January 1, 2020. These updated products are currently priced to support the principle-based statutory reserve level without the need for reserve financing.

Contractual Obligations

The table below summarizes the future estimated cash payments related to certain contractual obligations as of December 31, 2022. The estimated payments reflected in this table are based on management's estimates and assumptions about these obligations. Because these estimates and assumptions are necessarily subjective, the actual cash outflows in future periods will vary, possibly materially, from those reflected in the table. In addition, we do not believe that our cash flow requirements can be adequately assessed based solely upon an analysis of these obligations, as the table below does not contemplate all aspects of our cash inflows, such as the level of cash flow generated by certain of our investments, nor all aspects of our cash outflows.

	Estimated Payments Due by Period				
	2023	2024-2025	2026-2027	2028 and thereafter	Total
			(in millions)		
Short-term and long-term debt obligations(1)	$ 1,770	$ 2,591	$ 2,391	$ 36,072	$ 42,824
Operating lease obligations(2)	116	172	57	57	402
Purchase obligations:					
Commitments to purchase or fund investments(3)	4,263	2,515	570	1,211	8,559
Commercial mortgage loan commitments(4)	1,828	110	5	52	1,995
Other liabilities:					
Insurance liabilities(5)	38,631	56,401	56,757	797,018	948,807
Other(6)	12,754	182	65	82	13,083
Total	$59,362	$61,971	$59,845	$834,492	$1,015,670

(1) The estimated payments due by period for long-term debt reflects the contractual maturities of principal, as disclosed in Note 17 to the Consolidated Financial Statements, as well as estimated future interest payments. The payment of principal and estimated future interest for short-term debt are reflected in estimated payments due in 2023. The estimate for future interest payments includes the effect of derivatives that qualify for hedge accounting treatment. See Note 17 to the Consolidated Financial Statements for additional information concerning our short-term and long-term debt.
(2) The estimated payments due by period for operating leases reflect the future minimum lease payments under non-cancelable operating leases, as disclosed in Note 11 to the Consolidated Financial Statements.
(3) As discussed in Note 23 to the Consolidated Financial Statements, we have commitments to purchase or fund investments, some of which are contingent upon events or circumstances not under our control, including those at the discretion of our counterparties. The timing of the fulfillment of certain of these commitments cannot be estimated, therefore the settlements of these obligations are reflected in estimated payments due in less than one year. Commitments to purchase or fund investments include $183 million that we anticipate will ultimately be funded from our separate accounts.
(4) As discussed in Note 23 to the Consolidated Financial Statements, loan commitments of our commercial mortgage operations, which are legally binding commitments to extend credit to a counterparty, have been reflected in the contractual obligations table above principally based on the expiration date of the commitment; however, it is possible these loan commitments could be funded prior to their expiration date. In certain circumstances the counterparty may also extend the date of the expiration in exchange for a fee.

(5) The estimated cash flows due by period for insurance liabilities reflect future estimated cash payments to be made to policyholders and others for future policy benefits, policyholders' account balances, policyholder's dividends, reinsurance payables and separate account liabilities, net of premium receipts and reinsurance recoverables. Contractual obligations are contingent upon the receipt of premiums. These future estimated cash flows for current policies in force generally reflect our best estimate economic and actuarial assumptions. These cash flows are undiscounted with respect to interest. Therefore, the sum of the cash flows shown for all years in the table of $949 billion exceeds the corresponding liability amounts of approximately $622 billion included in the Consolidated Financial Statements as of December 31, 2022. Separate account liabilities are legally insulated from general account obligations, and it is generally expected these liabilities will be fully funded by separate account assets and their related cash flows. We have made significant assumptions to determine the future estimated cash flows related to the underlying policies and contracts. Due to the significance of the assumptions used and the contingent nature of contractual terms, actual cash flows and their timing will differ, possibly materially, from these estimates. Timing of cash flows in the "2028 and thereafter" category include long term liabilities that may extend beyond 100 years.

(6) The estimated payments due by period for other liabilities includes securities sold under agreements to repurchase, cash collateral for loaned securities, liabilities for unrecognized tax benefits, bank customer liabilities, and other miscellaneous liabilities. Amounts presented in the table also exclude $374 million of notes issued by consolidated VIE's which recourse for these obligations is limited to the assets of the respective VIE and do not have recourse to the general credit of the company.

We also enter into agreements to purchase goods and services in the normal course of business; however, these purchase obligations are not material to our consolidated results of operations or financial position as of December 31, 2022.

Off-Balance Sheet Arrangements

See additional information regarding off-balance sheet arrangements in Note 17 and other commitments in Note 23 to the Consolidated Financial Statements.

We do not have retained or contingent interests in assets transferred to unconsolidated entities, or variable interests in unconsolidated entities or other similar transactions, arrangements or relationships that serve as credit, liquidity or market risk support, that we believe are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or our access to or requirements for capital resources. In addition, we do not have relationships with any unconsolidated entities that are contractually limited to narrow activities that facilitate our transfer of or access to associated assets.

Ratings

Financial strength ratings (which are sometimes referred to as "claims-paying" ratings) and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products. Our credit ratings are also important for our ability to raise capital through the issuance of debt and for the cost of such financing. Nationally Recognized Statistical Ratings Organizations continually review the financial performance and financial condition of the entities they rate, including Prudential Financial and its rated subsidiaries.

A downgrade in the credit or financial strength ratings of Prudential Financial or its rated subsidiaries could potentially, among other things, limit our ability to market products, reduce our competitiveness, increase the number or value of policy surrenders and withdrawals, increase our borrowing costs and potentially make it more difficult to borrow funds, adversely affect the availability of financial guarantees, such as letters of credit, cause additional collateral requirements or other required payments under certain agreements, allow counterparties to terminate derivative agreements and/or hurt our relationships with creditors, distributors, or trading counterparties thereby potentially negatively affecting our profitability, liquidity, and/or capital. In addition, we consider our own risk of non-performance in determining the fair value of our liabilities. Therefore, changes in our credit or financial strength ratings may affect the fair value of our liabilities.

Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy. Credit ratings represent the opinions of rating agencies regarding an entity's ability to repay its indebtedness. The following table summarizes the ratings for Prudential Financial and certain of its subsidiaries as of February 16, 2023:

	A.M. Best(1)	S&P(2)	Moody's(3)	Fitch(4)
Last review date	**12/15/2022**	**11/29/2022**	**11/22/2021**	**12/16/2022**
Current outlook	**Stable**	**Stable**	**Stable**	**Stable**
Financial Strength Ratings:				
The Prudential Insurance Company of America	A+	AA-	Aa3	AA-
Pruco Life Insurance Company	A+	AA-	Aa3	AA-
Pruco Life Insurance Company of New Jersey	A+	AA-	NR*	AA-
The Prudential Life Insurance Company Ltd. (Prudential of Japan)	NR	A+	NR	NR
Gibraltar Life Insurance Company, Ltd.	NR	A+	NR	NR
The Prudential Gibraltar Financial Life Insurance Co. Ltd	NR	A+	NR	NR
Credit Ratings:				
Prudential Financial, Inc.:				
Short-term borrowings	AMB-1	A-1	P-2	F1
Long-term senior debt	a-	A	A3	A-
Junior subordinated long-term debt	bbb	BBB+	Baa1	BBB
The Prudential Insurance Company of America:				
Capital and surplus notes	a	A	A2	A
Prudential Funding, LLC:				
Short-term debt	AMB-1	A-1+	P-1	F1+
Long-term senior debt	a+	AA-	A1	A+
PRICOA Global Funding I:				
Long-term senior debt	aa-	AA-	Aa3	AA-

* "NR" indicates not rated.

(1) A.M. Best Company, which we refer to as A.M. Best, financial strength ratings for insurance companies range from "A++ (superior)" to "D (Poor)". A rating of A+ is the second highest of thirteen rating categories. A.M. Best long-term credit ratings range from "aaa (exceptional)" to "c (Poor)". A.M. Best short-term credit ratings range from "AMB-1+", which represents the strongest ability to repay short-term debt obligations, to "AMB-4 (Questionable)".

(2) Standard & Poor's Rating Services, which we refer to as S&P, financial strength ratings for insurance companies range from "AAA (extremely strong)" to "D (default)". A rating of AA- is the fourth highest of twenty-two rating categories. S&P's long-term issue credit ratings range from "AAA (extremely strong)" to "D (default)". S&P short-term ratings range from "A-1 (extremely strong)" to "D (default)".

(3) Moody's Investors Service, Inc., which we refer to as Moody's, insurance financial strength ratings range from "Aaa (highest quality)" to "C (lowest)". A rating of Aa3 is the fourth highest of twenty-one rating categories. Numeric modifiers are used to refer to the ranking within the group—with 1 being the highest and 3 being the lowest. These modifiers are used to indicate relative strength within a category. Moody's long-term credit ratings range from "Aaa (highest)" to "C (default)". Moody's short-term ratings range from "Prime-1 (P-1)", which represents a superior ability for repayment of short-term debt obligations, to "Prime-3 (P-3)", which represents an acceptable ability for repayment of such obligations. Issuers rated "Not Prime" do not fall within any of the Prime rating categories.

(4) Fitch Ratings Inc., which we refer to as Fitch, financial strength ratings range from "AAA (exceptionally strong)" to "C (distressed)". A rating of AA- is the fourth highest of twenty-one rating categories. Fitch long-term credit ratings range from "AAA (highest credit quality)", which denotes exceptionally strong capacity for timely payment of financial commitments, to "D (default)". Short-term ratings range from "F1+ (highest credit quality)" to "D (default)".

The ratings set forth above reflect current opinions of each rating agency. Each rating should be evaluated independently of any other rating. These ratings are not directed toward shareholders and do not in any way reflect evaluations of the safety and security of the Common Stock. These ratings are reviewed periodically and may be changed at any time by the rating agencies. As a result, we cannot assure stakeholders that we will maintain our current ratings in the future.

Rating agencies use an "outlook" statement for both industry sectors and individual companies. For an industry sector, a stable outlook generally implies that over the next 12 to 18 months the rating agency expects ratings to remain unchanged among companies in the sector. AM Best, Fitch, S&P, and Moody's currently have a Stable outlook on the U.S. life insurance sector.

For a particular company, an outlook generally indicates a medium- or long-term trend (generally six months to two years) in credit fundamentals, which if continued, may lead to a rating change. These indicators are not necessarily a precursor of a rating change nor do they preclude a rating agency from changing a rating at any time without notice. A.M. Best, Fitch, S&P and Moody's currently have the Company's ratings on Stable outlook.

Requirements to post collateral or make other payments because of ratings downgrades under certain agreements, including derivative agreements, can be satisfied in cash or by posting permissible securities held by the subsidiaries subject to the agreements. In addition, a ratings downgrade by A.M. Best to "A-" for our domestic life insurance companies would require PICA to either post collateral or a letter of credit in the amount of approximately $1.2 billion, based on the level of statutory reserves related to the variable annuity business acquired from Allstate. We believe that the posting of such collateral would not be a material liquidity event for PICA.

Risk Management

Overview

We employ a risk governance structure, overseen by senior management and our Board and managed by Enterprise Risk Management ("ERM"), to provide a common framework for: evaluating the risks embedded in and across our businesses and corporate centers; developing risk appetites; managing these risks; and identifying current and future risk challenges and opportunities. For a discussion of the risks of our businesses, see "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K.

Risk Governance Framework

Each of our businesses has a risk governance structure that is supported by a framework at the corporate level. Generally, our businesses are authorized to make day-to-day risk decisions that are consistent with enterprise risk policies and limits, and subject to enterprise oversight.

Board of Directors Oversight

Our Board oversees our risk profile and management's processes for assessing and managing risk, through both the whole Board and its committees. The Board also reviews strategic risks and opportunities facing the Company and its businesses. Other important categories of risk are assigned to designated Board committees that report back to the full Board. In general, the committees oversee the following risks:

- Audit Committee: insurance risk and operational risk, including model risk, as well as risks related to financial controls, legal, regulatory, cyber security and compliance risk;
- Compensation Committee: the design and operation of the Company's compensation programs so that they do not encourage unnecessary or excessive risk-taking;
- Corporate Governance and Business Ethics Committee: the Company's overall ethical culture, political contributions, lobbying expenses and overall political strategy, as well as the Company's environmental risk (which includes climate risk), sustainability and corporate social responsibility to minimize reputational risk and focus on future sustainability;
- Finance Committee: liquidity risk and risk involving our capital and liquidity management, the incurrence and repayment of borrowings, the capital structure of the Company, funding of benefit plans and statutory insurance reserves. The Finance Committee oversees our capital plan and receives regular updates on the sources and uses of capital relative to plan, as well as on our Risk Appetite Framework;
- Investment Committee: investment risk, market risk, and review of investment performance and risk positions. The Investment Committee approves investment and market risk limits based on asset class, issuer, credit quality and geography; and
- Risk Committee: the governance of significant risk throughout the Company, the establishment and ongoing monitoring of our risk profile, risk capacity and risk appetite, and coordination of the risk oversight functions of the other Board committees.

Management Oversight

Our primary risk management committee is the Enterprise Risk Committee ("ERC"). The ERC is chaired by our Chief Risk Officer and otherwise consists of the Vice Chairman, Head of U.S. Businesses, Head of International Businesses and PGIM, General Counsel, Chief Financial Officer, Chief Investment Officer, Chief Information Officer and Chief Actuary. Our Chief Auditor also attends meetings of the ERC. The ERC oversees the Company's risk management framework, including the identification, assessment, monitoring and management of risks and how those risks align with the Company's loss absorption resources. The primary focus of the ERC is the critical analysis of significant quantitative and qualitative risks and the appropriateness and alignment to the defined risk appetite of the Company.

The ERC is supported by five Risk Oversight Committees, each of which consists of subject matter experts and is dedicated to one of the following risk types: investment, market (including liquidity), insurance, operational, and model. Significant matters or matters where there are unresolved points of view are reviewed by the ERC. The Risk Oversight Committees provide an opportunity for subject matter experts within the various risk areas to evaluate complex issues. They evaluate the effectiveness of risk mitigation options, identify stakeholders of risks and issues, review material assumptions for reasonability and consistency across the Company, and develop recommendations for risk limits, among other responsibilities.

In addition, each of our businesses and certain corporate centers maintain their own risk committee as a forum for leaders to identify, assess, and monitor risk and exposure issues and to review new business activities and initiatives.

Enterprise Risk Management Oversight

ERM manages the risk management framework. The function operates independently and is responsible for recommending policies, limits and standards for all risks. ERM oversees these risks under the guidance of the ERC and Risk Oversight Committees. Additionally, ERM along with our business unit Chief Risk Officers and Heads of Operational Risk Management work with our businesses and corporate areas to identify, monitor and manage risks. The ERM infrastructure is generally aligned by risk type, with certain groups within ERM working across risk types.

Risk Identification

We rely on a combination of activities to ensure that all material risks have been identified and managed as appropriate. There are three levels of activities that seek to ensure that changes in risk levels or new risks to the Company are identified and escalated as appropriate: (1) business activities, (2) corporate center activities, and (3) processes involving senior management and the Board.

- Business Activities: Each business area has a risk committee that allows senior leaders to discuss and evaluate current, new, and emerging risks in their own operations. Businesses are required to develop and maintain documented risk inventories that facilitate the identification of current risk exposures.
- Corporate Center Activities: The corporate centers review the results of the business activities and examine risks from an enterprise view across businesses under normal and stressed conditions. As a result, the corporate centers, particularly ERM, use several processes and activities to identify and assess the risks of the Company. Most corporate centers have their own risk committees.
- Senior Management and the Board: Senior management plays a critical role in reviewing the risk profile of the Company, including identifying impacts to the business strategy and risks in any new strategies under consideration. These risks are discussed with the ERC as appropriate, and with the Board if significant. As discussed above, the Board oversees the Company's risk profile and management's processes for assessing and managing risk, both as a full Board and through its committees.

Risk Measurement and Monitoring

Our Risk Appetite Framework is a comprehensive process designed to reasonably ensure that risks taken across the Company align with the Company's capacity and willingness to take those risks. Using the Risk Appetite Framework, the Company measures, evaluates, and manages its financial risks. The comprehensive models, metrics, and stress scenarios used enable the Company to understand its current risk profile as well as how the risk profile may change over time through varying degrees of stress. The Risk Appetite Framework anchors the risk and capital management processes and supports management and the Board in making well-informed business decisions.

The Risk Appetite Framework is centered around a comprehensive and cohesive stress testing regime which includes a variety of stress scenarios designed to explore outcomes across the investment portfolios and businesses. This robust stress testing examines the sensitivity of assets and liabilities and how they interact with each other through time to identify places where the Company's capacity may be challenged by the risks taken. These analytics provide insight into the impact of stress scenarios on capital and liquidity.

Additionally, the Qualitative Risk Appetite Framework helps the Company understand and manage risks that are not easily quantifiable. By continuously scanning the internal environment and reporting findings to leadership and the Board on a regular basis, the Company can monitor and mitigate operational risks in qualitative areas, such as: culture; reputation; compliance with laws, regulations, and policies; and decision-making incentives.

COVID-19

Our risk management framework incorporates severe to very severe stresses across equities, interest rates, credit migration and defaults, currencies and mortality. This framework includes a specific "pandemic and sell-off" scenario with a mortality calamity (1.5 extra deaths per 1,000 lives in the first year) based on a modern-day interpretation of the 1918 Spanish Flu experience that is aligned with most regulatory frameworks. As COVID-19 transitions to an endemic state, we continue to update our analysis and take management actions in response to this specific event. The impacts of this scenario on our key metrics are assessed periodically.

As of December 31, 2022, the COVID-19 pandemic has not reached the most severe levels of financial impacts included in the Company's stress testing. In addition, the net mortality impact of COVID-19 has been moderated by the balance between our mortality exposure (such as in our Individual Life and Group Insurance businesses) and our offsetting longevity exposure (such as in the Institutional portion of our Retirement Strategies business) and is influenced by the age distribution of COVID-19 mortality. The future evolution of the virus, among other factors, could cause the actual course of the pandemic to differ from our current expectations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is defined as the risk of loss from changes in interest rates, equity prices and foreign currency exchange rates resulting from asset/liability mismatches where the change in the value of our liabilities is not offset by the change in value of our assets.

For additional information regarding the potential impacts of interest rate and other market fluctuations, as well as general economic and market conditions on our businesses and profitability, see "Risk Factors" included in Prudential Financial's 2022 Annual Report on Form 10-K. See "—Current Market Conditions" above, for how rapidly rising interest rates, among other factors, adversely impact the Company's financial results. For additional information regarding the overall management of our general account investments and our asset mix strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—General Account Investments—Management of Investments" above. For additional information regarding our liquidity and capital resources, which may be impacted by changing market risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" above.

Market Risk Management

Management of market risk, which we consider to be a combination of both investment risk and market risk exposures, includes the identification and measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns on the underlying assets or liabilities.

Our risk management process utilizes a variety of tools and techniques, including:

- Measures of price sensitivity to market changes (e.g., interest rates, equity index prices, foreign exchange);
- Asset/liability management;
- Stress scenario testing;
- Hedging programs; and
- Risk management governance, including policies, limits, and a committee that oversees investment and market risk.

For additional information regarding our overall risk management framework and governance structure, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" above.

Market Risk Mitigation

Risk mitigation takes three primary forms:

- Asset/Liability Management: Managing assets to liability-based measures. For example, investment policies identify target durations for assets based on liability characteristics and asset portfolios are managed within ranges around them. This mitigates potential unanticipated economic losses from interest rate movements.
- Hedging: Using derivatives to offset risk exposures. For example, for our variable annuities business, potential living benefit claims resulting from more severe market conditions are hedged using derivative instruments.
- Management of portfolio concentration risk. For example, ongoing monitoring and management at the enterprise level of key rate, currency and other concentration risks support diversification efforts to mitigate exposure to individual markets and sources of risk.

Market Risk Related to Interest Rates

We perform liability-driven investing and engage in careful asset/liability management. Asset/liability mismatches create the risk that changes in liability values will differ from the changes in the value of the related assets. Additionally, changes in interest rates may impact other items including, but not limited to, the following:

- Net investment spread between the amounts that we are required to pay and the rate of return we are able to earn on investments for certain products supported by general account investments;
- Asset-based fees earned on assets under management or contractholder account values;
- Estimated total gross profits and the amortization of deferred policy acquisition and other costs;
- Net exposure to the guarantees provided under certain products; and
- Capital levels of our regulated entities.

We use duration and convexity analyses to measure price sensitivity to interest rate changes. Duration measures the relative sensitivity of the fair value of a financial instrument to changes in interest rates. Convexity measures the rate of change in duration with respect to changes in interest rates. We use asset/liability management and derivative strategies to manage our interest rate exposure by legal entity by matching the relative sensitivity of asset and liability values to interest rate changes, or controlling "duration mismatch" of assets and liability duration targets. In certain markets, capital market limitations that hinder our ability to acquire assets that approximate the duration of some of our liabilities are considered in setting duration targets. We consider risk-based capital and tax implications as well as current market conditions in our asset/liability management strategies.

We assess the impact of interest rate movements on the value of our financial assets, financial liabilities and derivatives using hypothetical test scenarios that assume either upward or downward 100 basis point parallel shifts in the yield curve from prevailing interest rates, reflecting changes in either credit spreads or the risk-free rate. The following table sets forth the net estimated potential loss in fair value on these financial instruments from a hypothetical 100 basis point upward shift as of December 31, 2022 and 2021. This table is presented on a gross basis and excludes offsetting impacts to insurance liabilities that are not considered financial liabilities under U.S GAAP. This scenario results in the greatest net exposure to interest rate risk of the hypothetical scenarios tested at those dates. While the test scenario is for illustrative purposes only and does not reflect our expectations regarding future interest rates or the performance of fixed income markets, it is a near-term, reasonably possible hypothetical change that illustrates the potential impact of such events. These test scenarios do not measure the changes in value that could result from non-parallel shifts in the yield curve which we would expect to produce different changes in discount rates for different maturities. As a result, the actual loss in fair value from a 100 basis point change in interest rates could be different from that indicated by these calculations. The estimated changes in fair values are inclusive of any assets or liabilities held-for-sale as of December 31, 2021, but do not include separate account assets.

	As of December 31, 2022			As of December 31, 2021		
	Notional	Fair Value	Hypothetical Change in Fair Value	Notional	Fair Value	Hypothetical Change in Fair Value
	(in millions)					
Financial assets with interest rate risk:						
Fixed maturities(1)		$316,070	$(30,524)		$415,769	$(43,547)
Commercial mortgage and other loans		52,479	(2,300)		67,998	(3,069)
Derivatives with interest rate risk:						
Swaps	$268,764	(8,565)	(3,631)	$269,823	(1,748)	(5,389)
Futures	19,452	(12)	(309)	25,122	57	(1,327)
Options	49,351	(938)	241	97,101	(187)	(209)
Forwards	38,899	(581)	(185)	38,394	(159)	(73)
Synthetic GICs	84,338	0	(6)	81,984	1	0
Variable annuity and other living benefit feature embedded derivatives		(4,746)	2,357		(13,231)	5,807
Indexed universal life contracts		(986)	190		(1,436)	205
Indexed annuity contracts		(2,506)	(457)		(2,041)	(344)
Total embedded derivatives(2)		(8,238)	2,090		(16,708)	5,668
Financial liabilities with interest rate risk(3):						
Short-term and long-term debt		19,441	3,091		22,648	4,231
Policyholders' account balances—investment contracts		66,602	1,944		103,064	3,520
Net estimated potential loss			$(29,589)			$(40,195)

(1) Includes assets classified as "Fixed maturities, available-for-sale, at fair value," "Assets supporting experience-rated contractholder liabilities, at fair value" and "Fixed maturities, trading, at fair value." Approximately $308 billion and $386 billion as of December 31, 2022 and 2021, respectively, of fixed maturities are classified as available-for-sale.
(2) Excludes any offsetting impact of derivative instruments purchased to hedge changes in the embedded derivatives. Amounts reported net of third-party reinsurance.
(3) Excludes approximately $349 billion and $356 billion as of December 31, 2022 and 2021, respectively, of insurance reserve and deposit liabilities which are not considered financial liabilities. We believe that the interest rate sensitivities of these insurance liabilities would serve as an offset to the net interest rate risk of the financial assets and liabilities, including investment contracts.

Under U.S. GAAP, the fair value of the embedded derivatives for certain features associated with variable annuity, indexed universal life, and indexed annuity contracts, reflected in the table above, includes the impact of the market's perception of our NPR. For additional information regarding NPR related to the sensitivity of the embedded derivatives to our NPR credit spread, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Policies & Pronouncements—Application of Critical Accounting Estimates—Sensitivities for Insurance Assets and Liabilities" above.

For an additional discussion of our variable annuity optional living benefit guarantees accounted for as embedded derivatives and related derivatives used to hedge the changes in fair value of these embedded derivatives, see "Market Risk Related to Certain Variable Annuity Products" below. For additional information about the key estimates and assumptions used in our determination of fair value, see Note 6 to the Consolidated Financial Statements. For information regarding the impacts of changes in the interest rate environment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Impact of Changes in the Interest Rate Environment" above.

Market Risk Related to Equity Prices

We have exposure to equity risk through asset/liability mismatches, including our investments in equity securities held in our general account investment portfolio and unhedged exposure in our insurance liabilities, principally related to certain variable annuity living benefit feature embedded derivatives. Our equity-based derivatives primarily hedge the equity risk embedded in these living benefit feature embedded derivatives, and are also part of our capital hedging program. Changes in equity prices create risk that the resulting changes in asset values will differ from the changes in the value of the liabilities relating to the underlying or hedged products. Additionally, changes in equity prices may impact other items including, but not limited to, the following:

- Asset-based fees earned on assets under management or contractholder account value;
- Estimated total gross profits and the amortization of deferred policy acquisition and other costs; and
- Net exposure to the guarantees provided under certain products.

We manage equity risk against benchmarks in respective markets. We benchmark our return on equity holdings against a blend of market indices, mainly the S&P 500 and Russell 2000 for U.S. equities. We benchmark foreign equities against the Tokyo Price Index, and the MSCI EAFE, a market index of European, Australian, and Far Eastern equities. We target price sensitivities that approximate those of the benchmark indices.

We estimate our equity risk from a hypothetical 10% decline in equity benchmark market levels. The following table sets forth the net estimated potential loss in fair value from such a decline as of December 31, 2022 and 2021. While these scenarios are for illustrative purposes only and do not reflect our expectations regarding future performance of equity markets or of our equity portfolio, they represent near-term reasonably possible hypothetical changes that illustrate the potential impact of such events. These scenarios consider only the direct impact on fair value of declines in equity benchmark market levels and not changes in asset-based fees recognized as revenue, changes in our estimates of total gross profits used as a basis for amortizing deferred policy acquisition and other costs, or changes in any other assumptions such as market volatility or mortality, utilization or persistency rates in our variable annuity contracts that could also impact the fair value of our living benefit features. In addition, these scenarios do not reflect the impact of basis risk, such as potential differences in the performance of the investment funds underlying the variable annuity products relative to the market indices we use as a basis for developing our hedging strategy. The impact of basis risk could result in larger differences between the change in fair value of the equity-based derivatives and the related living benefit features in comparison to these scenarios. In calculating these amounts, we include assets and liabilities held-for-sale as of December 31, 2021, but exclude separate account equity securities.

	As of December 31, 2022			As of December 31, 2021		
	Notional	Fair Value	Hypothetical Change in Fair Value	Notional	Fair Value	Hypothetical Change in Fair Value
	(in millions)					
Equity securities(1)		$ 9,049	$(905)		$ 11,296	$(1,130)
Equity-based derivatives(2)	$51,501	(961)	(73)	$103,944	(1,095)	(934)
Variable annuity and other living benefit feature embedded derivatives		(4,746)	(627)		(13,231)	(1,563)
Indexed universal life contracts		(986)	24		(1,436)	54
Indexed annuity contracts		(2,506)	841		(2,041)	680
Total embedded derivatives(2)(3)		(8,238)	238		(16,708)	(829)
Net estimated potential loss			$(740)			$(2,893)

(1) Includes equity securities classified as "Assets supporting experience-rated contractholder liabilities" and "Equity securities, at fair value."
(2) The notional and fair value of equity-based derivatives and the fair value of embedded derivatives are also reflected in amounts under "Market Risk Related to Interest Rates" above, and are not cumulative.
(3) Excludes any offsetting impact of derivative instruments purchased to hedge changes in the embedded derivatives. Amounts reported net of third-party reinsurance.

Market Risk Related to Foreign Currency Exchange Rates

As a U.S.-based company with significant business operations outside of the U.S., particularly in Japan, we are exposed to foreign currency exchange rate risk related to these operations, as well as in our general account investment portfolio and other proprietary investment portfolios.

For our international insurance operations, changes in foreign currency exchange rates create risk that we may experience volatility in the U.S. dollar-equivalent earnings and equity of these operations. We actively manage this risk through various hedging strategies, including the use of foreign currency hedges and through holding U.S. dollar-denominated securities in the investment portfolios of certain of these operations. Additionally, our Japanese insurance operations offer a variety of non-yen denominated products which are supported by investments in corresponding currencies. While these non-yen denominated assets are economically matched to the currency of the product liabilities, the accounting treatment may differ for changes in the value of these assets and liabilities due to moves

in foreign currency exchange rates, resulting in volatility in reported U.S. GAAP earnings. This volatility has been mitigated by disaggregating the U.S. and Australian dollar-denominated businesses in Gibraltar Life into separate divisions, each with its own functional currency that aligns with the underlying products and investments. For certain of our international insurance operations outside of Japan, we elect to not hedge the risk of changes in our equity investments due to foreign exchange rate movements. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Foreign Currency Exchange Rates—Impact of products denominated in non-local currencies on U.S. GAAP earnings" above.

For our domestic general account investment portfolios supporting our U.S. insurance operations and other proprietary investment portfolios, our foreign currency exchange rate risk arises primarily from investments that are denominated in foreign currencies. We manage this risk by hedging substantially all domestic foreign currency denominated fixed income investments into U.S. dollars. We generally do not hedge all of the foreign currency risk of our investments in equity securities of unaffiliated foreign entities.

We manage our foreign currency exchange rate risks within specified limits, and estimate our exposure, excluding equity in our Japanese insurance operations, to a hypothetical 10% change in foreign currency exchange rates. The following table sets forth the net estimated potential loss in fair value from such a change as of December 31, 2022 and 2021. While these scenarios are for illustrative purposes only and do not reflect our expectations regarding future changes in foreign exchange markets, they represent reasonably possible near-term hypothetical changes that illustrate the potential impact of such events.

	As of December 31, 2022		As of December 31, 2021	
	Fair Value	Hypothetical Change in Fair Value	Fair Value	Hypothetical Change in Fair Value
	(in millions)			
Unhedged portion of equity investment in international subsidiaries and foreign currency denominated investments in domestic general account portfolio	$3,797	$380	$3,375	$338

For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—General Account Investments—Portfolio Composition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Segment—International Businesses" above.

Derivatives

We use derivative financial instruments primarily to reduce market risk from changes in interest rates, equity prices and foreign currency exchange rates, including their use to alter interest rate or foreign currency exposures arising from mismatches between assets and liabilities. Our derivatives primarily include swaps, futures, options and forward contracts that are exchange-traded or contracted in the OTC market.

Our derivatives also include interest rate guarantees we provide on our synthetic GIC products. Synthetic GICs simulate the performance of traditional insurance-related GICs but are accounted for as derivatives under U.S. GAAP due to the fact that the policyholders own the underlying assets, and we only provide a book value "wrap" on the customers' funds, which are held in a client-owned trust. Since these wraps provide payment of guaranteed principal and interest to the customer, changes in interest rates create risk such that declines in the market value of customers' funds would increase our net exposure to these guarantees; however, our obligation is limited to payments that are in excess of the existing customers' fund value. Additionally, we have the ability to periodically reset crediting rates, subject to a 0% minimum floor, as well as the ability to increase prices. Further, our contract provisions provide that, although participants may withdraw funds at book value, contractholder withdrawals may only occur at market value immediately, or at book value over time. These factors, among others, result in these contracts experiencing minimal changes in fair value, despite a more significant notional value.

Our derivatives also include those that are embedded in certain financial instruments, and primarily relate to certain optional living benefit features associated with our variable annuity products, as discussed in more detail in "Market Risk Related to Certain Variable Annuity Products" below. For additional information regarding our derivative activities, see Note 5 to the Consolidated Financial Statements.

Market Risk Related to Certain Variable Annuity Products

The primary risk exposures of our variable annuity contracts relate to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including capital markets assumptions, such as equity market returns, interest rates and market volatility and actuarial assumptions. For our capital markets assumptions, we manage our exposure to the risk created by capital markets fluctuations through a combination of product design elements, such as an automatic rebalancing element and inclusion of certain optional living benefits in our living benefits hedging program. In addition, we consider external reinsurance a form of risk mitigation as well as our capital hedge program. Certain variable annuity optional living benefit features are accounted for as embedded derivatives and recorded at fair value. The market risk sensitivities associated with U.S. GAAP values of both the embedded derivatives and the related derivatives used to hedge the changes in fair value of these embedded derivatives are provided under "Market Risk Related to Interest Rates" and "Market Risk Related to Equity Prices" above.

For additional information regarding our risk management strategies, including our living benefit hedging program and other product design elements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations by Segment—Retirement Strategies" above.

CONSOLIDATED FINANCIAL STATEMENTS

Management's Annual Report on Internal Control Over Financial Reporting

Management of Prudential Financial, Inc. (together with its consolidated subsidiaries, the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2022, of the Company's internal control over financial reporting, based on the framework established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment under that framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Prudential Financial, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Prudential Financial, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial assets reported at amortized cost in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Guaranteed Benefit Features Associated with Certain Life and Annuity Products Included in the Liability for Future Policy Benefits

As described in Notes 2, 6, 12 and 13 to the consolidated financial statements, the Company issues certain life and annuity contracts which contain guaranteed benefit features. Certain of the guarantees associated with variable annuity contracts are accounted for as embedded derivatives and recorded at fair value, with changes in fair value recognized currently in earnings. As of December 31, 2022, the fair value of the obligations associated with these guarantees accounted for as embedded derivatives was $4,746 million. As there is no observable active market for the transfer of these obligations, the valuations are calculated by management using internally-developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The significant inputs to the valuation models for these embedded derivatives include capital market assumptions, such as interest rate levels and volatility assumptions, the Company's market-perceived non-performance risk under the contract, as well as actuarially determined assumptions, including mortality rates, lapse rates, benefit utilization rates and withdrawal rates. For certain life insurance and annuity products that include certain other contract features, including guaranteed minimum death benefits ("GMDB") and no-lapse guarantees, additional policyholder liabilities are established when associated assessments are recognized. The liability for no-lapse guarantee features is grouped with GMDB features in Note 13. As of December 31, 2022, the additional liability for these contract features was $10,187 million recorded within the liability for future policy benefits. As disclosed by management, this liability is established using current best estimate assumptions, including mortality rates, lapse rates, benefit utilization rates, withdrawal rates, and premium pattern rates, as well as interest rate and equity market return assumptions, and is based on the ratio of the present value of total expected excess payments (i.e., payments in excess of account value) over the life of the contract divided by the present value of total expected assessments (i.e., benefit ratio). The liability equals the current benefit ratio multiplied by cumulative assessments recognized to date, plus interest, less cumulative excess payments to date.

The principal considerations for our determination that performing procedures relating to the valuation of guaranteed benefit features associated with certain life and annuity products included in the liability for future policy benefits is a critical audit matter are (i) the significant judgment by management to determine the valuation model for the benefit features accounted for as embedded derivatives in light of the valuation objective (fair value) given the lack of an observable market for these guarantees and to determine the aforementioned assumptions for the guaranteed benefit features accounted for as embedded derivatives and additional policyholder liabilities, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the model for embedded derivatives recorded at fair value and the aforementioned assumptions used in the valuation of the liabilities for the guaranteed benefit features accounted for as embedded derivatives and additional policyholder liabilities, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of guaranteed benefit features associated with certain life and annuity products included in the liability for future policy benefits, including controls over the model for the benefit features accounted for as embedded derivatives and development of the assumptions used in the valuation of the liabilities for the guaranteed benefit features accounted for as embedded derivatives and additional policyholder liabilities. These procedures also included, among others, testing management's process for determining the valuation of guaranteed benefit features associated with certain life and annuity products included in the liability for future policy benefits, which included the involvement of professionals with specialized skill and knowledge to assist in evaluating (i) the appropriateness of management's models and (ii) the reasonableness of the aforementioned assumptions used in the valuation based on industry knowledge and data as well as historical Company data and experience. The procedures also included testing the completeness and accuracy of data used to develop the aforementioned assumptions and testing that the aforementioned assumptions are accurately reflected in the models.

Valuation of the Deferred Acquisition Costs Related to Universal Life and Variable Life Products and Variable Deferred Annuity Products

As described in Notes 2 and 7 to the consolidated financial statements, the Company defers acquisition costs that relate directly to the successful acquisition of new and renewal insurance and annuity business to the extent such costs are deemed recoverable from future profits. As of December 31, 2022, a portion of the $19,537 million of deferred policy acquisition costs ("DAC") are associated with certain universal and variable life products and variable deferred annuity products. DAC related to universal and variable life products and variable deferred annuity products is generally amortized over the expected life of the contracts in proportion to gross profits arising principally from investment margins, mortality and expense margins, and surrender charges. These margins are updated periodically based on historical and anticipated future experience. Gross profits also include impacts from the embedded derivatives associated with certain of the optional living benefit features of variable annuity contracts. The DAC balance is regularly adjusted with a corresponding charge or credit to current period earnings for the impact of actual gross profits and changes in management's projections of estimated future gross profits. DAC is subject to periodic recoverability testing.

The principal considerations for our determination that performing procedures relating to the valuation of DAC related to universal life and variable life products and variable deferred annuity products is a critical audit matter are (i) the significant judgment by management to determine the assumptions used in the projection of gross profits used to amortize DAC related to mortality rates, lapse rates, benefit utilization rates, withdrawal rates, and premium pattern rates, as well as interest rate and equity market return assumptions (collectively, the "significant assumptions"), (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of DAC related to universal life and variable life products and variable deferred annuity products, including controls over the development of the significant assumptions. These procedures also included, among others, testing management's process for determining the valuation of DAC related to universal life and variable life products and variable deferred annuity products, which included the involvement of professionals with specialized skill and knowledge to assist in evaluating (i) the appropriateness of management's models and (ii) the reasonableness of the significant assumptions used in the valuation based on industry knowledge and data as well as historical Company data and experience. The procedures also included testing the completeness and accuracy of data used to develop the assumptions and testing that the assumptions are accurately reflected in the models.

Valuation of Goodwill Impairment – Assurance IQ Reporting Unit

As described in Notes 2 and 10 to the consolidated financial statements, management conducts its evaluation of goodwill impairment at the reporting unit level annually as of December 31, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. If the fair value of a reporting unit exceeds its carrying value, the applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, goodwill is reduced and an impairment charge is recognized for the excess after adjusting for related tax effects. As of December 31, 2022, the goodwill balance associated with the Assurance IQ reporting unit was $177 million, net of the impairment charge discussed below. The fair value of Assurance IQ was estimated by weighting the results from an income approach based on discounted cash flow valuation techniques and a market valuation approach based on a forward sales multiple. In determining the fair value of a reporting unit, management is required to make significant estimates including, but not limited to projected revenues and operating margins, applicable discount and growth rates, and comparative market multiples. As a result of this analysis, goodwill was reduced and a pre-tax impairment charge of $903 million was recognized.

The principal considerations for our determination that performing procedures relating to the valuation of the goodwill impairment of the Assurance IQ reporting unit is a critical audit matter are (i) the significant judgment by management to determine the fair value measurement of the Assurance IQ reporting unit, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to projected revenues and operating margins and discount rate (collectively, the "significant assumptions"), and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of goodwill impairment related to the Assurance IQ reporting unit, including controls over the significant assumptions. These procedures also included, among others, (i) testing management's process for determining the fair value estimate, (ii) evaluating the appropriateness of the valuation approaches, and (iii) evaluating the significant assumptions used by management by considering the consistency of the assumptions with the current and past performance of the reporting unit, external market and industry data, and evidence obtained in other

areas of the audit, and (iv) testing the completeness and accuracy of underlying data used in the approaches. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the approaches and the reasonableness of the discount rate used to determine the estimated fair value of the Assurance IQ reporting unit.

PricewaterhouseCoopers LLP

New York, New York
February 16, 2023

We have served as the Company's auditor since 1996, which includes periods before the Company became subject to SEC reporting requirements.

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Financial Position
December 31, 2022 and 2021 (in millions, except share amounts)

	2022	2021
ASSETS		
Fixed maturities, available-for-sale, at fair value (allowance for credit losses: 2022-$138; 2021-$114) (amortized cost: 2022-$335,447; 2021-$333,459)(1)	$307,719	$372,410
Fixed maturities, held-to-maturity, at amortized cost, net of allowance for credit losses (allowance for credit losses: 2022-$2; 2021-$5) (fair value: 2022-$1,455; 2021-$1,803)(1)	1,296	1,514
Fixed maturities, trading, at fair value (amortized cost: 2022-$7,303; 2021-$8,741)(1)	5,951	8,823
Assets supporting experience-rated contractholder liabilities, at fair value	2,844	3,358
Equity securities, at fair value (cost: 2022-$5,306; 2021-$5,815)(1)	7,150	8,574
Commercial mortgage and other loans (net of $203 and $119 allowance for credit losses; includes $137 and $1,263 of loans measured at fair value under the fair value option at December 31, 2022 and 2021, respectively)(1)	56,745	58,666
Policy loans	10,046	10,386
Other invested assets (net of $1 and $2 allowance for credit losses; includes $5,682 and $8,046 of assets measured at fair value at December 31, 2022 and 2021, respectively)(1)	21,099	21,833
Short-term investments (net of allowance for credit losses: 2022-$6; 2021-$0)	4,591	6,635
Total investments	417,441	492,199
Cash and cash equivalents(1)	17,251	12,888
Accrued investment income(1)	3,012	2,855
Deferred policy acquisition costs	19,537	18,192
Value of business acquired	595	771
Income tax assets	4,214	0
Assets held-for-sale(2)	0	153,793
Other assets (net of allowance for credit losses: 2022-$26; 2021-$19)(1)	30,188	10,739
Separate account assets	197,679	246,145
TOTAL ASSETS	$689,917	$937,582
LIABILITIES AND EQUITY		
LIABILITIES		
Future policy benefits	$284,452	$290,784
Policyholders' account balances	135,602	122,633
Policyholders' dividends	694	8,731
Securities sold under agreements to repurchase	6,589	10,185
Cash collateral for loaned securities	6,100	4,251
Income taxes	0	9,513
Short-term debt	775	722
Long-term debt	19,908	18,622
Liabilities held-for-sale(2)	0	151,359
Other liabilities (including allowance for credit losses: 2022-$18; 2021-$21)(1)	20,536	11,755
Notes issued by consolidated variable interest entities(1)	374	274
Separate account liabilities	197,679	246,145
Total liabilities	672,709	874,974
COMMITMENTS AND CONTINGENT LIABILITIES (See Note 23)		
EQUITY		
Preferred Stock ($0.01 par value; 10,000,000 shares authorized; none issued)	0	0
Common Stock ($0.01 par value; 1,500,000,000 shares authorized; 666,305,189 shares issued as of both December 31, 2022 and 2021)	6	6
Additional paid-in capital	25,747	25,732
Common Stock held in treasury, at cost (300,342,458 and 290,018,851 shares at December 31, 2022 and 2021, respectively)	(23,068)	(21,838)
Accumulated other comprehensive income (loss)	(19,827)	21,324
Retained earnings	33,392	36,652
Total Prudential Financial, Inc. equity	16,250	61,876
Noncontrolling interests	958	732
Total equity	17,208	62,608
TOTAL LIABILITIES AND EQUITY	$689,917	$937,582

(1) See Note 4 for details of balances associated with variable interest entities.
(2) See Note 1 for details of the assets and liabilities classified as "held-for-sale" as of December 31, 2021.

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Operations
Years Ended December 31, 2022, 2021 and 2020 (in millions, except per share amounts)

	2022	2021	2020
REVENUES			
Premiums	$38,019	$34,827	$31,140
Policy charges and fee income	5,574	5,944	6,029
Net investment income	16,037	18,287	17,410
Asset management and service fees	4,062	4,901	4,391
Other income (loss)	(273)	2,951	1,950
Realized investment gains (losses), net	(3,369)	4,024	(3,887)
Total revenues	60,050	70,934	57,033
BENEFITS AND EXPENSES			
Policyholders' benefits	43,487	38,458	35,059
Interest credited to policyholders' account balances	2,316	3,482	4,538
Dividends to policyholders	198	2,874	1,625
Amortization of deferred policy acquisition costs	2,429	2,097	2,221
Goodwill impairment	903	1,060	0
General and administrative expenses	12,493	13,582	13,913
Total benefits and expenses	61,826	61,553	57,356
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF OPERATING JOINT VENTURES	(1,776)	9,381	(323)
Total income tax expense (benefit)	(370)	1,674	(81)
INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF OPERATING JOINT VENTURES	(1,406)	7,707	(242)
Equity in earnings of operating joint ventures, net of taxes	(56)	87	96
NET INCOME (LOSS)	(1,462)	7,794	(146)
Less: Income (loss) attributable to noncontrolling interests	(24)	70	228
NET INCOME (LOSS) ATTRIBUTABLE TO PRUDENTIAL FINANCIAL, INC.	$ (1,438)	$ 7,724	$ (374)
EARNINGS PER SHARE			
Basic earnings per share-Common Stock:			
Net income (loss) attributable to Prudential Financial, Inc.	$ (3.93)	$ 19.65	$ (1.00)
Diluted earnings per share-Common Stock:			
Net income (loss) attributable to Prudential Financial, Inc.	$ (3.93)	$ 19.51	$ (1.00)
Dividends declared per share of Common Stock	$ 4.80	$ 4.60	$ 4.40

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2022, 2021 and 2020 (in millions)

	2022	2021	2020
NET INCOME (LOSS)	$ (1,462)	$ 7,794	$ (146)
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments for the period	(1,185)	(1,138)	523
Net unrealized investment gains (losses)	(52,667)	(11,712)	7,229
Defined benefit pension and postretirement unrecognized periodic benefit (cost)	636	1,107	210
Total	(53,216)	(11,743)	7,962
Less: Income tax expense (benefit) related to other comprehensive income (loss)	(12,063)	(2,314)	1,252
Other comprehensive income (loss), net of taxes	(41,153)	(9,429)	6,710
Comprehensive income (loss)	(42,615)	(1,635)	6,564
Less: Comprehensive income (loss) attributable to noncontrolling interests	(26)	55	239
Comprehensive income (loss) attributable to Prudential Financial, Inc.	$(42,589)	$ (1,690)	$6,325

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Equity
Years Ended December 31, 2022, 2021 and 2020 (in millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Common Stock Held In Treasury	Accumulated Other Comprehensive Income (Loss)	Total Prudential Financial, Inc. Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2019	$6	$25,532	$32,991	$(19,453)	$ 24,039	$ 63,115	$ 604	$ 63,719
Cumulative effect of adoption of accounting changes(1)			(99)			(99)		(99)
Common Stock acquired				(500)		(500)		(500)
Contributions from noncontrolling interests							100	100
Distributions to noncontrolling interests							(53)	(53)
Consolidations/(deconsolidations) of noncontrolling interests							(105)	(105)
Stock-based compensation programs		52		301		353		353
Dividends declared on Common Stock			(1,769)			(1,769)		(1,769)
Comprehensive income:								
Net income (loss)			(374)			(374)	228	(146)
Other comprehensive income (loss), net of tax					6,699	6,699	11	6,710
Total comprehensive income (loss)						6,325	239	6,564
Balance, December 31, 2020	6	25,584	30,749	(19,652)	30,738	67,425	785	68,210
Common Stock acquired				(2,500)		(2,500)		(2,500)
Contributions from noncontrolling interests							85	85
Distributions to noncontrolling interests							(75)	(75)
Consolidations/(deconsolidations) of noncontrolling interests							(118)	(118)
Stock-based compensation programs		148		314		462		462
Dividends declared on Common Stock			(1,821)			(1,821)		(1,821)
Comprehensive income:								
Net income (loss)			7,724			7,724	70	7,794
Other comprehensive income (loss), net of tax					(9,414)	(9,414)	(15)	(9,429)
Total comprehensive income (loss)						(1,690)	55	(1,635)
Balance, December 31, 2021	6	25,732	36,652	(21,838)	21,324	61,876	732	62,608
Common Stock acquired				(1,500)		(1,500)		(1,500)
Contributions from noncontrolling interests							351	351
Distributions to noncontrolling interests							(79)	(79)
Consolidations/(deconsolidations) of noncontrolling interests							(20)	(20)
Stock-based compensation programs		15		270		285		285
Dividends declared on Common Stock			(1,822)			(1,822)		(1,822)
Comprehensive income:								
Net income (loss)			(1,438)			(1,438)	(24)	(1,462)
Other comprehensive income (loss), net of tax					(41,151)	(41,151)	(2)	(41,153)
Total comprehensive income (loss)						(42,589)	(26)	(42,615)
Balance, December 31, 2022	$6	$25,747	$33,392	$(23,068)	$(19,827)	$ 16,250	$ 958	$ 17,208

(1) Includes the impact from the adoption of ASU 2016-13. See Note 2.

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020 (in millions)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (1,462)	$ 7,794	$ (146)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Realized investment (gains) losses, net	3,369	(4,024)	3,887
Policy charges and fee income	(2,532)	(2,302)	(2,652)
Interest credited to policyholders' account balances	2,316	3,482	4,538
Goodwill impairment	903	1,060	0
Depreciation and amortization	124	204	457
(Gains) losses on assets supporting experience-rated contractholder liabilities, net	1,128	299	(743)
Change in:			
Deferred policy acquisition costs	232	(451)	(542)
Future policy benefits and other insurance liabilities	6,573	7,762	10,817
Income taxes	(1,685)	(62)	(424)
Derivatives, net	(2,981)	(2,426)	(2,940)
Other, net(1)	(827)	(1,524)	(3,884)
Cash flows from (used in) operating activities	5,158	9,812	8,368
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from the sale/maturity/prepayment of:			
Fixed maturities, available-for-sale	50,823	64,759	44,106
Fixed maturities, held-to-maturity	38	239	88
Fixed maturities, trading	1,641	3,626	690
Assets supporting experience-rated contractholder liabilities	11,410	18,863	29,162
Equity securities	3,697	4,290	2,704
Commercial mortgage and other loans	5,580	9,367	5,447
Policy loans	1,738	2,019	2,528
Other invested assets	1,789	2,972	1,815
Short-term investments	40,653	32,696	47,339
Payments for the purchase/origination of:			
Fixed maturities, available-for-sale	(60,070)	(65,174)	(56,523)
Fixed maturities, trading	(659)	(5,675)	(1,413)
Assets supporting experience-rated contractholder liabilities	(11,799)	(21,394)	(30,822)
Equity securities	(3,451)	(4,430)	(3,168)
Commercial mortgage and other loans	(5,497)	(9,434)	(6,107)
Policy loans	(1,248)	(1,216)	(1,956)
Other invested assets	(2,832)	(3,628)	(2,760)
Short-term investments	(37,894)	(32,329)	(49,802)
Dispositions, net of cash disposed(2)	422	132	1,454
Derivatives, net	(1,881)	(429)	1,286
Other, net	(98)	(596)	(278)
Cash flows from (used in) investing activities	(7,638)	(5,342)	(16,210)
CASH FLOWS FROM FINANCING ACTIVITIES			
Policyholders' account deposits	30,094	31,795	41,424
Policyholders' account withdrawals	(24,149)	(29,227)	(34,701)
Net change in securities sold under agreements to repurchase and cash collateral for loaned securities	(1,541)	42	499
Cash dividends paid on Common Stock	(1,817)	(1,814)	(1,766)
Net change in financing arrangements (maturities 90 days or less)	(214)	297	(21)
Common Stock acquired	(1,488)	(2,500)	(500)
Common Stock reissued for exercise of stock options	163	200	153
Proceeds from the issuance of debt (maturities longer than 90 days)	2,706	268	3,013
Repayments of debt (maturities longer than 90 days)	(1,184)	(1,708)	(2,743)
Proceeds from notes issued by consolidated VIEs	137	0	0
Repayments of notes issued by consolidated VIEs	0	0	(19)
Other, net(3)	2,226	(364)	(456)
Cash flows from (used in) financing activities	4,933	(3,011)	4,883
Effect of foreign exchange rate changes on cash balances	(159)	(309)	340
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS INCLUDING BALANCES CLASSIFIED AS HELD-FOR-SALE	2,294	1,150	(2,619)
NET CHANGE IN CASH BALANCES CLASSIFIED AS HELD-FOR-SALE(2)	(2,071)	2,071	0
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS	4,365	(921)	(2,619)
CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, BEGINNING OF YEAR	12,934	13,855	16,474
CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, END OF YEAR	$ 17,299	$ 12,934	$ 13,855

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020 (in millions)

	2022	2021	2020
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid, net of refunds	$ 1,090	$ 1,668	$ 287
Interest paid	$ 1,452	$ 1,452	$ 1,531
HELD-FOR-SALE CLASSIFICATION(2)			
Assets classified as held-for-sale	$(153,793)	$153,793	$ 0
Liabilities classified as held-for-sale	(151,359)	151,359	0
Net assets classified as held-for-sale	$ (2,434)	$ 2,434	$ 0
NON-CASH TRANSACTIONS DURING THE YEAR			
Treasury Stock shares issued for stock-based compensation programs	$ 236	$ 138	$ 151
Novation of annuity contracts(4)	$ 3,129	$ 0	$ 0
Significant Pension Risk Transfer transactions:			
Assets received, excluding cash and cash equivalents	$ 8,246	$ 5,377	$ 703
Liabilities assumed	8,764	6,397	1,049
Net cash received	$ 518	$ 1,020	$ 346
RECONCILIATION TO STATEMENTS OF FINANCIAL POSITION			
Cash and cash equivalents	$ 17,251	$ 12,888	$13,701
Restricted cash and restricted cash equivalents (included in "Other assets")	48	46	154
Total cash, cash equivalents, restricted cash and restricted cash equivalents	$ 17,299	$ 12,934	$13,855

(1) The amount for the year ended December 31, 2022 includes the recognized gains on the sales of Prudential Annuities Life Assurance Corporation ("PALAC") and the Full Service Retirement business, which were completed on April 1, 2022. See Note 1 for additional information regarding these dispositions.

(2) See Note 1 for additional information regarding the dispositions.

(3) The amount for the year ended December 31, 2022 includes approximately $1.6 billion cash receipt from a secured borrowing related to the PALAC disposition, which was subsequently derecognized as part of a non-cash transaction during 2022 related to the novation of certain previously reinsured annuity products. See Note 1 for additional information.

(4) "Cash flows from (used in) operating activities" and "Cash flows from (used in) investing activities" exclude non-cash activities related to the novation of certain, previously reinsured, annuity products, from Fortitude Group Holdings, LLC to the Company. See Note 1 for additional information.

See Notes to Consolidated Financial Statements

1. BUSINESS AND BASIS OF PRESENTATION

Prudential Financial, Inc. ("Prudential Financial") and its subsidiaries (collectively, "Prudential" or the "Company") provide a wide range of insurance, investment management, and other financial products and services to both individual and institutional customers throughout the United States and in many other countries. Principal products and services provided include life insurance, annuities, retirement solutions, mutual funds and investment management.

In October 2021, the Company announced the creation of Retirement Strategies, a new U.S. business that would serve the retirement needs of both its institutional and individual customers by bringing the institutional investment and pension solutions offered through the Retirement business together with the financial solutions and capabilities of the Individual Annuities business. Commencing with the second quarter of 2022, this new structure has been fully operationalized; therefore, the results of the former Retirement segment (now known as the "Institutional Retirement Strategies" operating segment) and the former Individual Annuities segment (now known as the "Individual Retirement Strategies" operating segment) have been aggregated into the Retirement Strategies segment. Prior periods have been updated to conform to this new presentation.

The Company's principal operations consist of PGIM (the Company's global investment management business), the U.S. Businesses (consisting of the Retirement Strategies, Group Insurance, Individual Life and Assurance IQ businesses), the International Businesses, the Closed Block division, and the Company's Corporate and Other operations. The Closed Block division is accounted for as a divested business that is reported separately from the Divested and Run-off Businesses that are included in Corporate and Other operations. Divested and Run-off Businesses consist of businesses that have been, or will be, sold or exited, including businesses that have been placed in wind-down status that do not qualify for "discontinued operations" accounting treatment under U.S. GAAP. The Company's Corporate and Other operations include corporate items and initiatives that are not allocated to business segments as well as the Divested and Run-off Businesses described above.

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of Prudential Financial, entities over which the Company exercises control, including majority-owned subsidiaries and minority-owned entities such as limited partnerships in which the Company is the general partner and variable interest entities ("VIEs") in which the Company is considered the primary beneficiary. See Note 4 for additional information regarding the Company's consolidated variable interest entities. Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs ("DAC") and related amortization; policyholders' account balances related to the fair value of embedded derivative instruments associated with the index-linked features of certain universal life and annuity products; value of business acquired ("VOBA") and its amortization; amortization of deferred sales inducements ("DSI"); measurement of goodwill and any related impairment; valuation of investments including derivatives, measurement of allowance for credit losses, and the recognition of other-than-temporary impairments ("OTTI"); future policy benefits including guarantees; pension and other postretirement benefits; provision for income taxes and valuation of deferred tax assets; and accruals for contingent liabilities, including estimates for losses in connection with unresolved legal and regulatory matters.

Out of Period Adjustments

In 2022, the Company recorded out of period adjustments within the Individual Life business, resulting in an aggregate net benefit of $125 million to "Income (loss) from continuing operations before income taxes and equity in earnings of operating joint ventures" for the year ended December 31, 2022. The adjustments included (i) a $230 million benefit from a reduction to cost of reinsurance liabilities related to universal and variable life products; (ii) an $80 million net benefit from a reduction in reserves, partially offset by an increase in cost of reinsurance liabilities, for certain universal and variable universal life products; and (iii) a $185 million charge from an increase in reserves for certain universal life insurance products.

The impact of these out of period adjustments, individually and in the aggregate, was not material to any previously reported quarterly or annual financial statements and is not material to the 2022 annual financial statements. See Note 22 for additional information regarding the impact of these adjustments to the Company's operating segments.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

COVID-19

Since the first quarter of 2020, the novel coronavirus ("COVID-19") has resulted in extreme stress and disruption in the global economy and financial markets. The pandemic has adversely impacted, and may continue to adversely impact, the Company's results of operations, financial condition and cash flows. The risks have manifested, and may continue to manifest, in the Company's financial statements in the areas of, among others, (i) insurance liabilities and related balances: potential changes to assumptions regarding investment returns, mortality, morbidity and policyholder behavior which are reflected in our insurance liabilities and certain related balances (e.g., DAC, VOBA, etc.) and; (ii) investments: increased risk of loss on our investments due to default or deterioration in credit quality or value. The Company cannot predict what impact the COVID-19 pandemic will ultimately have on its businesses.

Business Dispositions

Prudential Annuities Life Assurance Corporation, Representing a Portion of Individual Annuities' Traditional Variable Annuity Block of Business

On April 1, 2022, the Company completed the sale of Prudential Annuities Life Assurance Corporation ("PALAC"), a wholly owned subsidiary, representing a portion of its in-force traditional variable annuity block of business, to Fortitude Group Holdings, LLC ("Fortitude"). The PALAC block primarily consisted of non-New York traditional variable annuities with guaranteed living benefits that were issued prior to 2011, which constituted approximately $30 billion of Prudential's total in-force individual annuity account values at the closing of the transaction. The Company, through co-insurance and modified co-insurance agreements, has retained the economics of certain variable annuities, indexed annuities, and fixed annuities with a guaranteed lifetime withdrawal income feature issued by PALAC.

The Company recognized a pre-tax gain on sale of $852 million in 2022 within "Other income", which is included in adjusted operating income within the Retirement Strategies segment.

During the second quarter of 2022, the economics of approximately $1.7 billion of commercial mortgage and other loans and fixed maturities, available-for-sale, held by PALAC were transferred to Fortitude via participation agreements. This transfer did not meet the requirements of sale accounting and was therefore accounted for as a secured borrowing as of June 30, 2022. During the third quarter of 2022, the secured borrowing was derecognized when the assets were transferred from Fortitude back to the Company as part of the novation of certain previously reinsured annuity products.

Full Service Retirement Business

On April 1, 2022, the Company completed the sale of its Full Service Retirement business to Great-West Life & Annuity Insurance Company ("Great-West"), primarily through a combination of (i) the sale of all of the outstanding equity interests of certain legal entities, including Prudential Retirement Insurance and Annuity Company ("PRIAC"); (ii) the ceding of certain insurance policies through reinsurance; and (iii) the sale, transfer and/or novation of certain in-scope contracts and brokerage accounts.

The Company recognized a net pre-tax gain on sale of $620 million in 2022, composed of (i) an $820 million gain recorded in "Other income"; (ii) $150 million of realized losses recorded in "Realized investment gains (losses), net", related to assets transferred as part of the reinsurance of certain retained policies to Great-West; and (iii) $50 million of indirect expenses and charges recorded in "General and administrative expenses" on the Consolidated Statements of Operations. These amounts reflect certain post-closing adjustments in accordance with the terms of the transaction agreement. The net gain is excluded from adjusted operating income and reported within Divested Businesses as part of Corporate and Other operations. In addition, the Company recognized a deferred gain of approximately $400 million in 2022, including a post-closing true-up, for the ceding of certain insurance policies through reinsurance to Great-West. This deferred reinsurance gain will be recognized in income over the term of the ceded policies.

Excluding the gain on sale recognized in 2022, the Full Service Retirement business generated pre-tax income/(loss) of approximately $(200) million, $190 million and $179 million for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts exclude the impact of overhead costs retained in the Company's Corporate and Other operations and not transferred to Great-West.

The assets and liabilities of both the Full Service Retirement business and PALAC were classified as held-for-sale prior to completion of these dispositions. The table below reflects their carrying amounts as of December 31, 2021:

	December 31, 2021		
	Retirement Full Service	Individual Annuities PALAC	Total
		(in millions)	
Assets held-for-sale:			
Fixed maturities, available-for-sale, at fair value(1)	$ 4,798	$ 8,771	$ 13,569
Fixed maturities, trading, at fair value	374	27	401
Assets supporting experience-rated contractholder liabilities, at fair value	18,818	0	18,818
Equity securities	0	322	322
Commercial mortgage and other loans(1)	5,068	1,497	6,565
Policy loans	0	12	12
Other invested assets	10	94	104
Short-term investments	3	875	878
Cash and cash equivalents	56	2,015	2,071
Accrued investment income	160	61	221
Deferred policy acquisition costs	100	1,097	1,197
Value of business acquired	185	30	215
Other assets(2)	674	10,644	11,318
Separate account assets	65,835	32,267	98,102
Total assets held-for-sale	$96,081	$57,712	$153,793
Liabilities held-for-sale:			
Future policy benefits	$ 157	$ 4,505	$ 4,662
Policyholders' account balances	28,164	11,750	39,914
Other liabilities	374	8,307	8,681
Separate account liabilities	65,835	32,267	98,102
Total liabilities held-for-sale	$94,530	$56,829	$151,359

(1) Includes "Fixed maturities, available-for-sale, at fair value" with an allowance for credit losses of $1 million and "Commercial mortgage and other loans" net of allowance for credit losses of $15 million, as of December 31, 2021, respectively.
(2) Includes $455 million of goodwill associated with the Retirement Full Service business as of December 31, 2021.

The Prudential Life Insurance Company of Taiwan Inc.

In June 2021, Prudential International Insurance Holdings, Ltd. ("PIIH"), a subsidiary of Prudential Financial, completed the sale of The Prudential Life Insurance Company of Taiwan Inc. ("POT") to Taishin Financial Holding Co, Ltd. (the "Buyer") for cash consideration of approximately NT$5.5 billion, equal to approximately $200 million at then current exchange rates. The terms of the transaction included additional contingent consideration that was tied to the level of yields for the 10-year Taiwanese Government bond for two years after the signing of the transaction and was measured at fair value each period, resulting in the receipt of the maximum contractual amount of $100 million in 2022. Also in connection with the transaction, the Company recognized a liability with a fair value of approximately $33 million as of December 31, 2022, representing its financial guarantee of certain insurance obligations of POT.

The after-tax loss on the sale of POT was approximately $400 million, of which approximately $350 million was recorded during 2020, and approximately $50 million was recorded during 2021.

Prior to the sale, in the third quarter of 2020, the Company transferred the results of POT and the anticipated impact of its sale from the International Businesses segment to Divested and Run-off Businesses within Corporate & Other operations.

Pramerica SGR (PGIM Italy Joint Venture)

In March 2021, the Company sold its 35% ownership stake in Pramerica SGR, PGIM's asset management joint venture in Italy, to its partner UBI Banca, which was acquired in 2020 by Intesa Sanpaolo Group. The after-tax gain on the sale of Pramerica SGR was approximately $330 million, which was recognized in adjusted operating income in the first quarter of 2021.

The Prudential Life Insurance Company of Korea, Ltd.

In August 2020, PIIH completed the sale of The Prudential Life Insurance Company of Korea, Ltd. (“POK”) to KB Financial Group Inc., for cash consideration of approximately ₩2.3 trillion, equal to approximately $1.9 billion. The Company recognized an approximate $800 million after-tax loss on the transaction in 2020.

Prior to the sale, in the second quarter of 2020, the Company transferred the results of POK and the anticipated impact of its sale from the International Businesses segment to Divested and Run-off Businesses within Corporate & Other operations.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRONOUNCEMENTS

ASSETS

Fixed maturities, available-for-sale, at fair value (“AFS debt securities”) includes bonds, notes and redeemable preferred stock that are carried at fair value. See Note 6 for additional information regarding the determination of fair value. The purchased cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity or, if applicable, call date.

AFS debt securities, where fair value is below amortized cost, are reviewed quarterly to determine whether the amortized cost basis of the security is recoverable. For mortgage-backed and asset-backed AFS debt securities, a credit impairment will be recognized in earnings as an allowance for credit losses and reported in “Realized investment gains (losses), net,” to the extent the amortized cost exceeds the net present value of projected future cash flows (the “net present value”) for the security.

For all other AFS debt securities, qualitative factors are first considered including, but not limited to, the extent of the decline and the reasons for the decline in value (e.g., credit events, currency or interest-rate related, including general credit spread widening), and the financial condition of the issuer. If analysis of these qualitative factors results in the security needing to be impaired, a credit impairment will be recognized in earnings as an allowance for credit losses and reported in “Realized investment gains (losses), net,” to the extent the amortized cost exceeds the net present value of projected future cash flows (the “net present value”) for the security.

A credit impairment recorded cannot exceed the difference between the amortized cost and fair value of the respective security. The net present value used to measure a credit impairment is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the AFS debt security at the date of acquisition. Once the Company has deemed all or a portion of the amortized cost uncollectible, the allowance is removed from the balance sheet by writing down the amortized cost basis of the AFS debt security. Any amount of an AFS debt security’s change in fair value not recorded as an allowance for credit losses will be recorded in Other Comprehensive Income (loss) (“OCI”).

When an AFS debt security’s fair value is below amortized cost and the Company has the intent to sell the AFS debt security, or it is more likely than not the Company will be required to sell the AFS debt security before its anticipated recovery, the amortized cost basis of the AFS debt security is written down to fair value and any previously recognized allowance is reversed. The write-down is reported in “Realized investment gains (losses), net.”

Interest income, including amortization of premium and accretion of discount, are included in “Net investment income” under the effective yield method. Prepayment premiums are also included in “Net investment income.”

For high credit quality mortgage-backed and asset-backed AFS debt securities (those rated AA or above), the amortized cost and effective yield of the securities are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to “Net investment income” in accordance with the retrospective method.

For mortgage-backed and asset-backed AFS debt securities rated below AA, the effective yield is adjusted prospectively for any changes in the estimated timing and amount of cash flows unless the investment is purchased with credit deterioration or an allowance is currently recorded for the respective security. If an investment is impaired, any changes in the estimated timing and amount of cash flows will be recorded as the credit impairment, as opposed to a yield adjustment. If the asset is purchased with credit deterioration (or previously impaired), the effective yield will be adjusted if there are favorable changes in cash flows subsequent to the allowance being reduced to zero.

For mortgage-backed and asset-backed AFS debt securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including interest rate and prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also include other assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. These assumptions can significantly impact income recognition, unrealized gains and loss recorded in OCI, and the amount of impairment recognized in earnings. The payment priority of the respective security is also considered. For all other AFS debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing

and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security's position within the capital structure of the issuer.

The associated unrealized gains and losses, net of tax, and the effect on DAC, VOBA, DSI, future policy benefits, policyholders' account balances and policyholders' dividends that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)" ("AOCI"). Each of these balances is discussed in greater detail below.

Fixed maturities, held-to-maturity, at amortized cost includes bonds that the Company has both the positive intent and ability to hold to maturity, and are carried at amortized cost, net of the current expected credit loss ("CECL") allowance ("HTM debt securities"). Interest income for HTM debt securities is computed in the same manner as interest income for AFS debt securities.

Credit impairment for HTM debt securities is recorded through a CECL allowance. The CECL allowance is generally determined based on probability of default and loss given default assumptions according to sector, credit quality and remaining time to maturity. Changes in the allowance are reported in "Realized investment gains (losses), net." Once the Company has deemed all or a portion of the amortized cost uncollectible, the uncollectible portion of the allowance is removed from the balance sheet by writing down the amortized cost basis of the security.

The CECL allowance represents the Company's best estimate of expected credit losses over the remaining life of the assets. The determination of the allowance considers historical credit loss experience, current conditions, and reasonable and supportable forecasts. The allowance is calculated separately for each HTM debt security.

Key inputs to the CECL model include unpaid principal balances, credit ratings, annual expected loss factors, average life adjusted for prepayment considerations, current and historical interest rate assumptions, and other factors influencing the Company's view of the current stage of the economic cycle and future economic conditions. Subjective considerations include a review of whether historical loss experience is representative of current market conditions and the Company's view of the credit cycle. Model assumptions and factors are reviewed and updated as appropriate.

Fixed maturities, trading, at fair value ("Trading debt securities") includes debt securities that are carried at fair value such as fixed maturities with embedded features that are considered derivatives and assets contained within consolidated variable interest entities. See Note 6 for additional information regarding the determination of fair value. Realized and unrealized gains and losses for these investments are reported in "Other income (loss)," and interest income from these investments is reported in "Net investment income."

Assets supporting experience-rated contractholder liabilities, at fair value includes invested assets that consist of fixed maturities, equity securities, short-term investments and cash equivalents, that support certain products which are experience-rated, meaning that the investment results associated with these products are expected to ultimately accrue to contractholders. Realized and unrealized gains and losses for these investments are reported in "Other income (loss)." Interest and dividend income from these investments is reported in "Net investment income."

Equity securities, at fair value consists of common stock, mutual fund shares and non-redeemable preferred stock carried at fair value. Realized and unrealized gains and losses on these investments are reported in "Other income (loss)," and dividend income is reported in "Net investment income" on the ex-dividend date.

Commercial mortgage and other loans consists of commercial mortgage loans, agricultural property loans, as well as certain other collateralized and uncollateralized loans. Uncollateralized loans primarily represent reverse dual currency loans and corporate loans held by the Company's international insurance operations.

Commercial mortgage and other loans originated and held for investment are generally carried at unpaid principal balance, net of unamortized deferred loan origination fees and expenses, and net of any CECL allowance. Certain off-balance sheet credit exposures (e.g., indemnification of serviced mortgage loans, and certain unfunded mortgage loan commitments where the Company cannot unconditionally cancel the commitment) are also subject to a CECL allowance. See Note 23 for additional information.

The Company carries certain commercial mortgage loans originated within the Company's commercial mortgage operations at fair value where the fair value option has been elected. Loans held for sale where the Company has not elected the fair value option are carried at the lower of cost or fair value. Commercial mortgage and other loans acquired, including those related to the acquisition of a business, are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances. Interest income, and the amortization of the related premiums or discounts, are included in "Net investment income" under the effective yield method. Prepayment fees are also included in "Net investment income."

Effective January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, and related ASUs, using a modified retrospective method for certain financial assets carried at amortized cost and certain off-balance sheet exposures. Adoption of these ASUs requires an entity to estimate lifetime credit losses for certain financial assets carried at amortized cost and certain off-balance sheet exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that may affect the collectability of reported amounts. The most significant impact is from modifications made to the Company's process for measuring credit losses for its commercial mortgage and other loans classified as held for investment. The impact of the standard resulted in a decrease to "Total assets" of $122 million ($115 million of this decrease was recorded for commercial mortgage and other loans), a decrease to "Total liabilities" of $23 million, and a decreased to "Retained earnings" of $99 million upon adoption on January 1, 2020.

The CECL allowance represents the Company's best estimate of expected credit losses over the remaining life of the assets or off-balance sheet credit exposures. The determination of the allowance considers historical credit loss experience, current conditions, and reasonable and supportable forecasts. Prior to the adoption of ASU 2016-13, the allowance was based upon credit losses that were probable of occurring for recognized loans, not an estimate of credit losses that may occur over the remaining life of the asset.

The allowance is calculated separately for commercial mortgage loans, agricultural mortgage loans, and other collateralized and uncollateralized loans. For commercial mortgage and agricultural mortgage loans, the allowance is calculated using an internally developed CECL model that pools together loans that share similar risk characteristics. Similar risk characteristics used to create the pools include, but are not limited to, vintage, maturity, credit rating, and collateral type.

Key inputs to the CECL model include unpaid principal balances, internal credit ratings, annual expected loss factors, average lives of the loans adjusted for prepayment considerations, current and historical interest rate assumptions, and other factors influencing the Company's view of the current stage of the economic cycle and future economic conditions. Subjective considerations include a review of whether historical loss experience is representative of current market conditions and the Company's view of the credit cycle. Model assumptions and factors are reviewed and updated as appropriate. Information about certain key inputs is detailed below.

Key factors in determining the internal credit ratings for commercial mortgage and agricultural mortgage loans include loan-to-value and debt-service-coverage ratios. Other factors include amortization, loan term, and estimated market value growth rate and volatility for the property type and region. The loan-to-value ratio compares the carrying amount of the loan to the fair value of the underlying property or properties collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the carrying amount of the loan exceeds the collateral value. A loan-to-value ratio less than 100% indicates an excess of collateral value over the carrying amount of the loan. The debt service coverage ratio is a property's net operating income as a percentage of its debt service payments. Debt service coverage ratios less than 1.0 indicates that property operations do not generate enough income to cover the loan's current debt payments. A debt service coverage ratio greater than 1.0 indicates an excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company's periodic review of the commercial mortgage loan and agricultural property loan portfolios, which includes an internal appraisal of the underlying collateral value. The Company's periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. See Note 3 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company's commercial mortgage and agricultural loan portfolios.

Annual expected loss rates are based on historical default and loss experience factors. Using average lives, the annual expected loss rates are converted into life-of-loan loss expectations.

When individual loans no longer have the credit risk characteristics of the commercial or agricultural mortgage loan pools, they are removed from the pools and are evaluated individually for an allowance. The allowance is determined based on the outstanding loan balance less the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The CECL allowance on commercial mortgage and other loans can increase or decrease from period to period based on the factors noted above. The change in allowance is reported in "Realized investment gains (losses), net." As it relates to unfunded commitments that are in scope of this guidance, the CECL allowance is reported in "Other liabilities," and the change in the allowance is reported in "Realized investment gains (losses), net."

The CECL allowance for other collateralized and uncollateralized loans (e.g., corporate loans) carried at amortized cost is determined based on probability of default and loss given default assumptions by sector, credit quality and average lives of the loans. Additions to, or releases of, the allowance are reported in "Realized investment gains (losses), net."

Once the Company has deemed a portion of the amortized cost to be uncollectible, the uncollectible portion of allowance is removed from the balance sheet by writing down the amortized cost basis of the loan. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Interest received on loans that are past due is either applied against the principal or reported as net investment income based on the Company's assessment as to the collectability of the principal. The Company defines "past due" as principal or interest not collected at least 30 days past the scheduled contractual due date. See Note 3 for additional information about the Company's past due loans.

The Company discontinues accruing interest on loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When the Company discontinues accruing interest on a loan, any accrued but uncollectible interest on the loan and other loans backed by the same collateral, if any, is charged against interest income in the same period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, or the loan has been modified, a regular payment performance has been established.

Commercial mortgage and other loans are occasionally restructured in a troubled debt restructuring ("TDR"). These restructurings generally include one or more of the following: full or partial payoffs outside of the original contract terms; changes to interest rates; extensions of maturity; or additions or modifications to covenants. Additionally, the Company may accept assets in full or partial satisfaction of the debt as part of a TDR. When restructurings occur, they are evaluated individually to determine whether the restructuring or modification constitutes a TDR as defined by authoritative accounting guidance. If the borrower is experiencing financial difficulty and the Company has granted a concession, the restructuring, including those that involve a partial payoff or the receipt of assets in full satisfaction of the debt is deemed to be a TDR. When there is a reasonable expectation that the Company will execute a TDR, all effects of the potential restructuring are considered for the estimation of the CECL allowance.

When a loan is modified in a TDR, the CECL allowance of the loan is remeasured using the modified terms and the loan's original effective yield, and the allowance is adjusted accordingly. The loan will be evaluated to determine whether the loan no longer has similar credit risk characteristics of the commercial or agricultural mortgage loan pools and need to be evaluated for an allowance on an individual basis. Subsequent to the modification, income is recognized prospectively based on the modified terms of the loan.

In a TDR where the Company receives assets in full satisfaction of the debt, any CECL allowance is reversed and a direct write-down of the loan is recorded for the amount of the allowance, and any additional loss, net of recoveries, or any gain is recorded for the difference between the fair value of the assets received and the recorded investment in the loan. When assets are received in partial settlement, the same process is followed, and the remaining loan is evaluated prospectively for credit impairment based on the CECL allowance process noted above.

The Company's PGIM business provides commercial mortgage origination, underwriting and servicing for certain government sponsored entities ("GSEs"). The Company has agreed to indemnify the GSEs for a portion of the credit risk associated with certain of the mortgages it services. Management has established a CECL allowance that factors in historical loss information, current conditions and reasonable and supportable forecasts. The allowance also considers the remaining lives of the loans subject to the indemnification. The CECL allowance is included in "Other liabilities" and changes in the CECL allowance are reported in "Realized investment gains (losses), net." See Note 23 for additional information. Prior to the adoption of ASU 2016-13, a credit loss allowance was not required.

Policy loans represents funds loaned to policyholders up to the cash surrender value of the associated insurance policies and are carried at the unpaid principal balances due to the Company from the policyholders. Interest income on policy loans is recognized in "Net investment income" at the contract interest rate when earned. Policy loans are fully collateralized by the cash surrender value of the associated insurance policies.

Other invested assets consists of the Company's non-coupon investments in limited partnerships and limited liability companies ("LPs/LLCs"), other than operating joint ventures, as well as wholly-owned investment real estate, derivative assets and other investments. LPs/LLCs interests are accounted for using either the equity method of accounting, or at fair value with changes in fair value reported in "Other income (loss)." The Company's income from investments in LPs/LLCs accounted for using the equity method, other than the Company's investments in operating joint ventures, is included in "Net investment income." The carrying value of these investments is written down, or impaired, to fair value when a decline in value is considered to be other-than-temporary. In applying the equity method (including assessment for OTTI), the Company uses financial information provided by the investee, generally on a one to three-month lag. The Company consolidates LPs/LLCs in certain other instances where it is deemed to exercise control, or is considered the primary beneficiary of a variable interest entity. See Note 4 for additional information about VIEs.

The Company's wholly-owned investment real estate consists of real estate which the Company has the intent to hold for the production of income as well as real estate held for sale. Real estate which the Company has the intent to hold for the production of income is carried at depreciated cost less any write-downs to fair value for impairment losses and is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Real estate held for sale is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such. An impairment loss is recognized when the carrying value of the investment real estate exceeds the estimated undiscounted future cash flows (excluding interest charges) from the investment. At that time, the carrying value of the investment real estate is written down to fair value. Decreases in the carrying value of investment real estate held for the production of income due to OTTI are recorded in "Realized investment gains (losses), net." Depreciation on real estate held for the production of income is computed using the straight-line method over the estimated useful lives of the properties and is included in "Net investment income."

Short-term investments primarily consists of highly liquid debt instruments with a maturity of twelve months or less and greater than three months when purchased, other than those debt instruments meeting this definition that are included in "Assets supporting experience-rated contractholder liabilities, at fair value." These investments are generally carried at fair value or amortized cost that approximates fair value and include certain money market investments, funds managed similar to regulated money market funds, short-term debt securities issued by government-sponsored entities and other highly liquid debt instruments.

Cash and cash equivalents includes cash on hand, amounts due from banks, certain money market investments, funds managed similar to regulated money market funds, other debt instruments with maturities of three months or less when purchased, other than cash equivalents that are included in "Assets supporting experience-rated contractholder liabilities, at fair value," and receivables related to securities purchased under agreements to resell (see also "*Securities sold under agreements to repurchase*" below). These assets are generally carried at fair value or amortized cost which approximates fair value.

Accrued investment income primarily includes accruals of interest and dividend income from investments that have been earned but not yet received.

Deferred policy acquisition costs represent costs directly related to the successful acquisition of new and renewal insurance and annuity business that have been deferred to the extent such costs are deemed recoverable from future profits. Such DAC primarily includes commissions, costs of policy issuance and underwriting, and certain other expenses that are directly related to successfully acquired contracts. In each reporting period, capitalized DAC is amortized to "Amortization of DAC," net of the accrual of imputed interest on DAC balances. DAC is subject to periodic recoverability testing. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in AOCI.

For traditional participating life insurance which are included in the Closed Block, DAC is amortized over the expected life of the contracts in proportion to gross margins based on historical and anticipated future experience. Any changes in estimated gross margins on unamortized DAC are reflected in the period such that estimated gross margins are revised on a retrospective basis. DAC related to non-participating traditional individual life insurance and longevity reinsurance contracts is amortized in proportion to gross premiums.

DAC related to universal and variable life products and fixed and variable deferred annuity products are generally deferred and amortized over the expected life of the contracts in proportion to gross profits arising principally from investment margins, mortality and expense margins, and surrender charges, based on historical and anticipated future experience, which is updated periodically. The Company uses a reversion to the mean approach for equities to derive future equity return assumptions; however, if the projected equity return calculated using this approach is greater than the maximum equity return assumption, the maximum equity return is utilized, and if the projected equity return is negative, the return is floored at 0%. Gross profits also include impacts from the embedded derivatives associated with certain of the optional living benefit features of variable annuity contracts, and index-linked crediting features of certain universal life and annuity contracts and related hedging activities. Total gross profits include both actual gross profits and estimates of gross profits for future periods. The Company regularly evaluates and adjusts DAC balances with a corresponding charge or credit to current period earnings, representing a cumulative adjustment to all prior periods' amortization, for the impact of actual gross profits and changes in the Company's projections of estimated future gross profits. Adjustments to DAC balances result from: (i) the annual review of assumptions that reflect the comprehensive review of the assumptions used in estimating gross profits for future periods; (ii) quarterly adjustments for current period experience (also referred to as "experience true-up" adjustments) that reflect the impact of differences between actual gross profits for a given period and the previously estimated expected gross profits for that period; and (iii) quarterly adjustments for market performance (also referred to as "experience unlocking") that reflect the impact of changes to the Company's estimate of total gross profits to reflect actual fund performance and market conditions.

For group annuity contracts (other than single premium group annuities), acquisition costs are generally deferred and amortized over the expected life of the contracts in proportion to gross profits. For group corporate-, bank- and trust-owned life insurance contracts, acquisition costs are generally deferred and amortized in proportion to lives insured. For single premium immediate annuities with life contingencies, single premium group annuities, including non-participating group annuity contracts, and single premium structured settlements with life contingencies, all acquisition costs are charged to expense immediately because generally all premiums are recognized as revenue at the inception of the contract. For funding agreement notes contracts, single premium structured settlement contracts without life contingencies, and single premium immediate annuities without life contingencies, acquisition expenses are deferred and amortized over the expected life of the contracts using the interest method. For other group life and disability insurance contracts and guaranteed investment contracts ("GICs"), acquisition costs are expensed as incurred.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, except those that involve the addition of a nonintegrated contract feature that does not change the existing base contract, the unamortized DAC is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new terms are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies. See Note 7 for additional information regarding DAC.

Value of business acquired represents identifiable intangible assets to which a portion of the purchase price in a business acquisition is attributed under the application of purchase accounting. VOBA represents an adjustment to the stated value of in-force insurance contract liabilities to present them at fair value, determined as of the acquisition date. VOBA balances are subject to recoverability testing, in the manner in which they were acquired. The Company has established a VOBA asset primarily for its acquired life insurance products and accident and health products with fixed benefits. As of December 31, 2022, the majority of the VOBA balance relates to the 2011 acquisition of AIG Star Life Insurance Co., Ltd, AIG Edison Life Insurance Company, and AIG Financial Assurance Japan K.K. and AIG Edison Service Co., Ltd. (collectively, the "Star and Edison Businesses".) The Company amortizes VOBA over the anticipated life of the acquired contracts using the same methodology and assumptions used to amortize DAC. The Company records amortization of VOBA in "General and administrative expenses." VOBA, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in AOCI. See Note 8 for additional information regarding VOBA.

Assets held-for-sale consists of assets associated with pending business dispositions. The Company classifies a business as held-for-sale when management has approved or received approval from the Board to sell the business, the sale is probable to be completed within a year and certain other specified criteria are met. The business classified as held-for-sale is recorded at the lower of carrying value or estimated fair value, less costs to sell. If the carrying value of the business exceeds its estimated fair value, less costs to sell, a loss is recognized and reported in "Other income (loss)" when the criteria for the held-for-sale classification as described above are met. If the estimated fair value, less costs to sell, exceeds the carrying value of the business, the gain is recorded in "Other income (loss)" when the sale is completed. See Note 1 for additional information regarding the dispositions, including the composition of assets included as "Assets held-for-sale" as of December 31, 2021.

Other assets consists primarily of prepaid pension benefit costs (see Note 18), certain restricted assets (e.g., cash and cash equivalents), trade receivables, goodwill and other intangible assets, "right-of-use" lease assets (see "*Other liabilities*" below), DSI, the Company's investments in operating joint ventures, property and equipment, reinsurance recoverables (see "*Reinsurance*" below), and receivables resulting from sales of securities that had not yet settled at the balance sheet date.

Trade receivables primarily relate to Assurance IQ and are reported net of the CECL allowance. The CECL allowance considers the credit quality of the counterparties and is generally determined based on probability of default and loss given default assumptions. Additions to or releases of the allowance are reported in "General and administrative expenses."

Property and equipment are carried at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets, which generally range from 3 to 40 years.

As a result of certain acquisitions, the Company recognizes an asset for goodwill representing the excess of cost over the net fair value of the assets acquired and liabilities assumed. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. A reporting unit is an operating segment, or a unit one level below the operating segment if discrete financial information is prepared and regularly reviewed by management at that level. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Accounting guidance provides for an optional qualitative assessment for testing goodwill impairment that may allow companies to skip the quantitative test. As part of the annual goodwill impairment test, the Company estimates the fair value of the reporting units by applying the quantitative test, which involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, the applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, goodwill is reduced and an impairment charge to income is recognized for the excess. The measurement of a goodwill impairment loss includes the related income tax effect from any tax deductible goodwill. The impairment loss cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. Management is required to make significant estimates in determining the fair value of a reporting unit including, but not limited to: projected revenues and operating margins, applicable discount and growth rates, and comparative market multiples. See Note 10 for additional information regarding goodwill.

The Company has offered various types of sales inducements to policyholders related to fixed and variable deferred annuity contracts. The Company defers sales inducements and amortizes them over the expected life of the policy using the same methodology and assumptions used to amortize DAC. Sales inducement balances are subject to periodic recoverability testing. The Company records amortization of DSI in "Interest credited to policyholders' account balances." DSI, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in AOCI. See Note 13 for additional information regarding sales inducements.

Identifiable intangible assets primarily include customer relationships and mortgage servicing rights and are recorded net of accumulated amortization. The Company tests identifiable intangible assets for impairment on an annual basis as of December 31 of each

year or whenever events or circumstances suggest that the carrying value of an identifiable intangible asset may exceed the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If this condition exists and the carrying value of an identifiable intangible asset exceeds its fair value, the excess is recognized as an impairment and is recorded as a charge against net income. Measuring intangible assets requires the use of estimates. Significant estimates include the projected net cash flow attributable to the intangible asset and the rate at which future net cash flows are discounted for purposes of estimating fair value, as applicable. See Note 10 for additional information regarding identifiable intangible assets.

Investments in operating joint ventures are generally accounted for under the equity method. The carrying value of these investments is written down, or impaired, to fair value when a decline in value is considered to be other-than-temporary. See Note 9 for additional information regarding investments in operating joint ventures.

Leases are recorded on the balance sheet as “right-of-use” assets and lease liabilities within “Other assets” and “Other liabilities” respectively. Leases are classified as either operating or finance leases and lease expense is recognized within “General and administrative expenses.” As a lessee, for operating leases, total lease expense is recognized using a straight-line method. Finance leases are treated as the purchase of an asset on a financing basis. Additionally, as a lessor, for sales-type and direct financing leases, the Company derecognizes the carrying value of the leased asset that is considered to have been transferred to a lessee and records a lease receivable and residual asset (“receivable and residual” approach). See Note 11 for additional information regarding leases.

Separate account assets represents segregated funds that are invested for certain policyholders, pension funds and other customers. The assets consist primarily of equity securities, fixed maturities, real estate-related investments, real estate mortgage loans, short-term investments and derivative instruments and are reported at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and realized investment gains or losses from separate account assets generally accrue to the policyholders and are not included in the Company’s results of operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Policy charges and fee income.” Asset management fees charged to the accounts are included in “Asset management and service fees.” Seed money that the Company invests in separate accounts is reported in the appropriate general account asset line. Investment income and realized investment gains or losses from seed money invested in separate accounts accrue to the Company and are included in the Company’s results of operations. See Note 13 for additional information regarding separate account arrangements with contractual guarantees. See also “*Separate account liabilities”* below.

LIABILITIES

Future policy benefits represents liabilities that primarily consist of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums (the portion of the gross premium required to provide for all expected future benefits and expenses). For individual traditional participating life insurance products, the mortality and interest rate assumptions applied are those used to calculate the policies’ guaranteed cash surrender values. For life insurance, other than individual traditional participating life insurance, and annuity and disability products, expected mortality and morbidity are generally based on Company experience, industry data and/or other factors. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality, morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by recognizing a premium deficiency. A premium deficiency exists when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses. If a premium deficiency is recognized, the assumptions without a provision for the risk of adverse deviation as of the premium deficiency test date are locked-in and used in subsequent valuations. The net reserves continue to be subject to premium deficiency testing. In determining if a premium deficiency related to short-duration contracts exists, the Company considers, among other factors, anticipated investment income. Any adjustments to future policy benefit reserves related to net unrealized gains on securities classified as available-for-sale are included in AOCI. In certain instances, the policyholder liability for a particular line of business may not be deficient in the aggregate to trigger loss recognition, but the pattern of earnings may be such that profits are expected to be recognized in earlier years followed by losses in later years. In these situations, accounting standards require that an additional liability (Profits Followed by Losses or “PFL” liability) be recognized by an amount necessary to sufficiently offset the losses that would be recognized in later years. Historically, PFL liabilities have been predominantly associated with certain universal life contracts that measure GAAP reserves using a dynamic approach, and accordingly, are updated each quarter, using current in-force and market data, and as part of the annual assumption update, such that the liability as of each measurement date represents the Company’s current estimate of the present value of the amount necessary to offset anticipated future losses. See Note 12 for additional information regarding future policy benefits.

The Company’s liability for future policy benefits also includes a liability for unpaid claims and claim adjustment expenses. The Company does not establish claim liabilities until a loss has been incurred. However, unpaid claims and claim adjustment expenses include estimates of claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The Company’s liability for future policy benefits also includes net liabilities for guarantee benefits related to certain long-duration life and annuity contracts, which are discussed more fully in Note 13, and deferred profits.

Policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. These policyholders' account balances also include provision for benefits under non-life contingent payout annuities and certain unearned revenues. See Note 12 for additional information regarding policyholders' account balances. Policyholders' account balances also include amounts representing the fair value of embedded derivative instruments associated with the index-linked features of certain universal life and annuity products. For additional information regarding the valuation of these embedded derivatives, see Note 6.

Policyholders' dividends includes dividends payable to policyholders and the policyholder dividend obligation associated with the participating policies included in the Closed Block. The dividends payable for participating policies included in the Closed Block are determined at the end of each year for the following year by the Board of Directors of The Prudential Insurance Company of America ("PICA") based on its statutory results, capital position, ratings, and the emerging experience of the Closed Block. The policyholder dividend obligation represents amounts expected to be paid to Closed Block policyholders as an additional policyholder dividend unless otherwise offset by future Closed Block performance. Any adjustments to the policyholder dividend obligation related to net unrealized gains (losses) on securities classified as available-for-sale are included in AOCI. For additional information regarding the policyholder dividend obligation, see Note 15. The dividends payable for policies other than the participating policies included in the Closed Block include dividends payable in accordance with certain group and individual insurance policies.

Securities sold under agreements to repurchase represents liabilities associated with securities repurchase agreements that are used primarily to earn spread income. As part of securities repurchase agreements, the Company transfers U.S. government and government agency securities to a third-party and receives cash as collateral. For securities repurchase agreements, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities. Receivables associated with securities purchased under agreements to resell are generally reflected as cash equivalents. As part of securities resale agreements, the Company invests cash and receives as collateral U.S. government securities or other debt securities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as secured borrowing or secured lending arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective transactions. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities either directly or through a third-party custodian. These securities are valued daily, and additional securities or cash collateral is received, or returned, when appropriate to protect against credit exposure. Securities to be resold are the same, or substantially the same, as the securities received. The majority of these transactions are with large brokerage firms and large banks. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. The Company obtains collateral in an amount at least equal to 95% of the fair value of the securities sold. Securities to be repurchased are the same, or substantially the same, as those sold. The majority of these transactions are with highly rated money market funds. Income and expenses related to these transactions executed within the insurance companies used to earn spread income are reported as "Net investment income."

Cash collateral for loaned securities represents liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income. As part of securities lending transactions, the Company transfers U.S. and foreign debt and equity securities, as well as U.S. government and government agency securities, and receives cash as collateral. Cash proceeds from securities lending transactions are primarily used to earn spread income, and are typically invested in cash equivalents, short-term investments or fixed maturities. Securities lending transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities lending transactions are with large brokerage firms and large banks. Income and expenses associated with securities lending transactions used to earn spread income are reported as "Net investment income."

The Company also enters into securities lending transactions where non-cash collateral, typically U.S. government, Japanese government, or other sovereign bonds are received. The collateral received is not reported on the Company's Consolidated Statements of Financial Position. In these transactions, the Company receives a fee and obtains collateral in an amount equal to 102% to 105% of the fair value of the loaned securities. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of these transactions are with large brokerage firms and large banks. Income is reported as "Net investment income."

Short-term and long-term debt liabilities are primarily carried at an amount equal to unpaid principal balance, net of unamortized discount or premium and debt issuance costs. Original-issue discount or premium and debt-issue costs are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the interest method of amortization. Interest expense is generally presented within "General and administrative expenses" in the Company's Consolidated Statements of Operations. Interest expense may also be reported within "Net investment income" for certain activity, as prescribed by specialized industry guidance. Short-term debt is debt coming due in the next twelve months, including that portion of debt otherwise classified as long-term. The short-term debt caption may exclude short-term debt items for which the Company has the intent and ability to refinance on a long-term basis in the near-term. See Note 17 for additional information regarding short-term and long-term debt.

Liabilities held-for-sale consists of liabilities associated with pending business dispositions. See "*Assets held-for-sale*" above for further description of the held-for-sale classification. See Note 1 for additional information regarding the dispositions, including the composition of liabilities included as "Liabilities held-for-sale" as of December 31, 2021.

Other liabilities consists primarily of trade payables, lease liabilities (see "*Other assets*" above), pension and other employee benefit liabilities (see Note 18), derivative liabilities (see "*Derivative Financial Instruments*" below), reinsurance payables (see "*Reinsurance*" below), and payables resulting from purchases of securities that had not yet settled at the balance sheet date.

Notes issued by consolidated variable interest entities represents notes issued by certain asset-backed investment vehicles, primarily collateralized loan obligations ("CLOs"), which the Company is required to consolidate. The creditors of these VIEs do not have recourse to the Company in excess of the assets contained within the VIEs. The Company has elected the fair value option for the majority of these notes, and has based the fair value on the corresponding bank loan collateral. Changes in fair value are reported in "Other income (loss)."

Separate account liabilities primarily represents the contractholders' account balances in separate account assets and to a lesser extent borrowings of the separate account, and will be equal and offsetting to total separate account assets. See also "*Separate account assets"* above.

Commitments and contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. These accruals are generally reported in "Other liabilities."

REVENUES, BENEFITS AND EXPENSES

Insurance Revenue and Expense Recognition

Premiums from individual life products (other than universal and variable life contracts), as well as health insurance and long-term care products are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium is generally deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium valuation methodology.

Premiums from non-participating group annuities with life contingencies, single premium structured settlements with life contingencies and single premium immediate annuities with life contingencies are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium is generally deferred and recognized into revenue based on expected future benefit payments. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium valuation methodology.

Certain individual annuity contracts provide the contractholder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts. The Company also provides contracts with certain living benefits which are considered embedded derivatives. See Note 13 for additional information regarding these contracts and Note 6 for information regarding the valuation of these embedded derivatives.

Amounts received as payment for universal or variable group and individual life contracts, deferred fixed or variable annuities, structured settlements and other contracts without life contingencies, and participating group annuities are reported as deposits to "Policyholders' account balances" and/or "Separate account liabilities." Revenues from these contracts are reflected in "Policy charges and fee income" consisting primarily of fees assessed during the period against the policyholders' account balances for mortality and other benefit charges, policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investment of deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are generally deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC, DSI and VOBA.

Policyholders' account balances also include amounts representing the fair value of embedded derivative instruments associated with the index-linked features of certain universal life and annuity products where changes in the value of the embedded derivatives are recorded though "Realized investment gains (losses), net". For additional information regarding the valuation of these embedded derivatives, see Note 6.

For group life (other than universal and variable group life contracts) and disability insurance, premiums are generally recognized over the period to which the premiums relate in proportion to the amount of insurance protection provided. Claim and claim adjustment expenses are recognized when incurred.

Asset management and service fees principally includes asset-based asset management fees, which are recognized in the period in which the services are performed. In certain asset management fee arrangements, the Company is entitled to receive performance-based incentive fees when the return on assets under management exceeds certain benchmark returns or other performance targets. The Company may be required to return all, or part, of such performance-based incentive fees depending on future performance of these assets relative to performance benchmarks. The Company records performance-based incentive fee revenue when the contractual terms of the asset management fee arrangement have been satisfied and it is probable that a significant reversal in the amount of the fee will not occur. Under this principle, the Company records a deferred performance-based incentive fee liability to the extent it receives cash related to the performance-based incentive fee prior to meeting the revenue recognition criteria delineated above.

Other income (loss) includes realized and unrealized gains or losses from investments classified "Fixed maturities, trading, at fair value," "Assets supporting experience-rated contractholder liabilities, at fair value," "Equity securities, at fair value," and "Other invested assets" that are measured at fair value and consolidated entities that follow specialized investment company fair value accounting. "Other income (loss)" also includes gains and losses primarily related to the remeasurement of foreign currency denominated assets and liabilities, as discussed in more detail under "*Foreign Currency*" below, as well as gains and losses related to business dispositions. See Note 1 for additional information regarding these dispositions.

Additionally, for digital insurance brokerage placement services provided by Assurance IQ, the Company earns both initial and renewal commissions as compensation for the placement of insurance policies with insurance carriers. At the effective date of the policy, the Company records within "Other income (loss)" the expected lifetime revenue for the initial and renewal commissions considering estimates of the timing of future policy cancellations. These estimates are reassessed each reporting period and any changes in estimates are reflected in the current period.

Realized investment gains (losses), net includes realized gains or losses from sales and maturities of investments, changes to the allowance for credit losses, other impairments, fair value changes on mortgage loans where the fair value option has been elected, and derivative gains or losses. The derivative gains or losses include the impact of maturities, terminations and changes in fair value of the derivative instruments, including embedded derivatives, and other hedging instruments. Realized investment gains (losses) from the sales of securities are generally calculated using the specific identification method, with the exception of some of the Company's International Businesses portfolios where the average cost method is used.

OTHER ACCOUNTING POLICIES

Income taxes receivable (payable) primarily represents the net deferred tax asset or liability and the Company's estimated taxes receivable or payable for the current year and open audit years.

The Company and its includible domestic subsidiaries file a consolidated federal income tax return that includes both life insurance companies and non-life insurance companies. Subsidiaries operating outside the U.S. are taxed, and income tax expense is recorded, based on applicable foreign statutes. See Note 16 for a discussion of certain non-U.S. jurisdictions for which the Company assumes repatriation of earnings.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent such as expenses that are not deductible in the Company's tax return, and some differences are temporary, reversing over time, such as valuation of insurance reserves. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which the Company has already recorded the tax benefit in the Company's Consolidated Statements of Operations. Deferred tax liabilities generally represent tax expense recognized in the Company's financial statements for which payment has been deferred, or expenditures for which the Company has already taken a deduction in the Company's tax return but have not yet been recognized in the Company's financial statements. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.

The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance if necessary to reduce the Company's deferred tax assets to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. See Note 16 for a discussion of factors considered when evaluating the need for a valuation allowance.

The U.S. Tax Cuts and Jobs Act of 2017 ("Tax Act of 2017") included two new tax provisions that could impact the Company's effective tax rate and cash tax payments. The Base Erosion and Anti-Abuse Tax ("BEAT") taxes modified taxable income, starting at a rate of 10% in 2019 and increasing to 12.5% in 2026, and is due if the calculated BEAT amount that is determined without the benefit of foreign and certain tax credits is greater than the regular corporate tax in any given year. In general, modified taxable income is calculated by adding back to a taxpayer's regular taxable income the amount of certain "base erosion tax benefits" with respect to payments to foreign affiliates, as well as the "base erosion percentage" of any net operating loss deductions. Final Regulations confirmed that benefit and claim payments made by our U.S. insurance business to our foreign affiliates on reinsurance assumed by the U.S. affiliates are not base erosion payments. The Global Intangible Low-Taxed Income ("GILTI") provision applies a minimum U.S. tax to earnings of consolidated foreign

subsidiaries in excess of a 10% deemed return on tangible assets of foreign subsidiaries by imposing the U.S. tax rate to 50% of earnings of such foreign affiliates and provides for a partial foreign tax credit for foreign income taxes. The amount of tax in any period on GILTI can depend on annual differences between U.S. taxable income recognition rules and taxable income recognition rules in the country of operations and the overall taxable income of U.S. operations, as well as U.S. expense allocation rules which limit the amount of foreign tax credits that can be applied to reduce the U.S. tax on the GILTI provision. Under certain circumstances, the taxable income of U.S. operations may cause more than 50% of earnings of foreign affiliates to be subject to the GILTI provision. In years that the PFI consolidated federal income tax return reports a net operating loss or has a loss attributable to U.S. sources of operations, including as a result of loss carrybacks, the GILTI provision would cause a loss of U.S. tax benefits for some or all of those losses, effectively increasing the tax on foreign earnings. The Company accounts for the effects of the BEAT and GILTI provisions as a period cost if and when incurred.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on tax returns. The application of this guidance is a two-step process. First, the Company determines whether it is more likely than not, based on the technical merits, that the tax position will be sustained upon examination. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate resolution with a taxing authority that has full knowledge of all relevant information. This measurement considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

The Company accrues a liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. See Note 16 for additional information regarding income taxes.

Share-Based Payments

The Company applies the fair value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. Excess tax benefits (deficits) are recorded in earnings and represent the cumulative difference between the actual tax benefit realized and the amount of deferred tax assets recorded attributable to shared-based payment transactions.

The Company accounts for non-employee stock options using the fair value method in accordance with authoritative guidance and related interpretations on accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services.

Earnings Per Share

Earnings per share of Common Stock reflects the consolidated earnings of Prudential Financial. Basic earnings per share is computed by dividing available income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the effect of all dilutive potential common shares that were outstanding during the period. See Note 20 for additional information.

Foreign Currency

The currency in which the Company prepares its financial statements (the "reporting currency") is the U.S. dollar. Assets, liabilities and results of foreign operations are recorded based on the functional currency of each foreign operation. The determination of the functional currency is based on economic facts and circumstances pertaining to each foreign operation. The local currencies of the Company's foreign operations are typically their functional currencies with the most significant exception being the Company's Japanese operations where multiple functional currencies exist.

There are two distinct processes for expressing these foreign transactions and balances in the Company's financial statements: foreign currency measurement and foreign currency translation. Foreign currency measurement is the process by which transactions in foreign currencies are expressed in the functional currency. Gains and losses resulting from foreign currency measurement are reported in current earnings in "Other income (loss)." Foreign currency translation is the process of expressing a foreign entity's functional currency financial statements in the reporting currency. Assets and liabilities of foreign operations and subsidiaries reported in currencies other than U.S. dollars are translated at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. The effects of translating the statements of operations and financial position of non-U.S. entities with functional currencies other than the U.S. dollar are included, net of related qualifying hedge gains and losses and income taxes, in "Foreign currency translation adjustment," a component of AOCI.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns, and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk ("NPR") used in valuation models. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options and may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties (OTC-cleared), while others are bilateral contracts between two counterparties (OTC-bilateral). Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models.

Derivatives are used to manage the interest rate and currency characteristics of assets or liabilities and to mitigate volatility of expected non-functional currency earnings and net investments in foreign operations resulting from changes in currency exchange rates. Additionally, derivatives may be used to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. As discussed in detail below, and in Note 5, all realized and unrealized changes in fair value of derivatives are recorded in current earnings, with the exception of cash flow hedges and hedges of net investments in foreign operations. The Company may also enter into intercompany derivatives, the results of which ultimately eliminate in consolidation over the term of the instrument; however, where applicable, derivative results are included in business gross profits which may impact the pattern by which DAC and other assets are amortized. Cash flows from derivatives are reported in the operating, investing, or financing activities sections in the Consolidated Statements of Cash Flows based on the nature and purpose of the derivative.

Derivatives are recorded either as assets, within "Other invested assets," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with counterparties for which a master netting arrangement has been executed.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge); (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); (3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge); (4) a hedge of a net investment in a foreign operation; or (5) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship.

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedges of a net investment in a foreign operation are linked to the specific foreign operation.

When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset or liability (including losses or gains on firm commitments), are reported on a net basis in the Consolidated Statements of Operations, generally in "Realized investment gains (losses), net." When swaps are used in hedge accounting relationships, periodic settlements are recorded in the same Consolidated Statements of Operations line as the related settlements of the hedged items.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in AOCI until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the Consolidated Statements of Operations line item associated with the hedged item.

When a derivative is designated as a foreign currency hedge and is determined to be highly effective, changes in its fair value are recorded either in current period earnings if the hedge transaction is a fair value hedge (e.g., a hedge of a recognized foreign currency asset or liability) or in AOCI if the hedge transaction is a cash flow hedge (e.g., a foreign currency denominated forecasted transaction). When a derivative is used as a hedge of a net investment in a foreign operation, its change in fair value is accounted for in the same manner as a translation adjustment (i.e., reported in the cumulative translation adjustment account within AOCI).

If it is determined that a derivative no longer qualifies as an effective fair value or cash flow hedge or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." In this scenario, the hedged asset or liability under a fair value hedge will no longer be adjusted for changes in fair value associated with the hedged risk and the existing basis adjustment is amortized to the Consolidated Statements of Operations line associated with the asset or liability. The component of AOCI related to discontinued cash flow hedges is reclassified to the Consolidated Statements of Operations line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized currently in "Realized investment gains (losses), net." Gains and losses that were in AOCI pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in "Realized investment gains (losses), net."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded instrument possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded instrument qualifies as an embedded derivative that is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net." For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to carry the entire instrument at fair value and report it within "Other invested assets" or "Other liabilities."

Reinsurance

For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

The Company participates in reinsurance arrangements in various capacities as either the ceding entity or as the reinsurer (i.e., assuming entity). See Note 14 for additional information about the Company's reinsurance arrangements. Reinsurance assumed business is generally accounted for consistent with direct business. Amounts currently recoverable under reinsurance agreements are included in "Other assets" and amounts payable are included in "Other liabilities." "Other assets" also includes recoverables from assumed modified coinsurance arrangements which generally reflects the fair value of the invested assets retained by the cedant and contains an embedded derivative that is bifurcated and accounted for separately from the host contract. Revenues and benefits and expenses include amounts assumed under reinsurance agreements and are reflected net of reinsurance ceded.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. Reinsurance recoverables are reported net of the CECL allowance. The CECL allowance considers the credit quality of the reinsurance counterparty and is generally determined based on the probability of default and loss given default assumptions, after considering any applicable collateral arrangements. Additions to or releases of the allowance are reported in "Policyholders' benefits". Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts under coinsurance arrangements are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Coinsurance arrangements contrast with the Company's yearly renewable term arrangements, where only mortality risk is transferred to the reinsurer and premiums are paid to the reinsurer to reinsure that risk**.** The mortality risk that is reinsured under yearly renewable term arrangements represents the difference between the stated death benefits in the underlying reinsured contracts and the corresponding reserves or account value carried by the Company on those same contracts. The premiums paid to the reinsurer are based upon negotiated amounts, not on the actual premiums paid by the underlying contract holders to the Company. As yearly renewable term arrangements are usually entered into by the Company with the expectation that the contracts will be in force for the lives of the underlying policies, they are considered to be long-duration reinsurance contracts. The cost of reinsurance for universal life products is generally recognized based on the gross assessments of the underlying direct policies. The cost of reinsurance for term insurance products is generally recognized in proportion to yearly renewable term premiums over the life of the underlying policies. The cost of reinsurance related to short-duration reinsurance contracts is accounted for over the reinsurance contract period.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in "Other liabilities" and deposits made are included in "Other assets". As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as "Other income (loss)" or "General and administrative expenses," as appropriate.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all ASUs. ASUs listed below include those that have been adopted during the current fiscal year and/or those that have been issued but not yet adopted as of December 31, 2022, and as of February 16, 2023. ASUs not listed below were assessed and determined to be either not applicable or not material.

ASU issued but not yet adopted as of December 31, 2022— ASU 2018-12

ASU 2018-12, *Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts*, was issued by the FASB on August 15, 2018, and was amended by ASU 2019-09, *Financial Services—Insurance (Topic 944): Effective Date*, issued in October 2019, and ASU 2020-11, *Financial Services—Insurance (Topic 944): Effective Date and Early Application*, issued in November 2020. The Company will adopt ASU 2018-12 effective January 1, 2023 using the modified retrospective transition method where permitted, and apply the guidance as of January 1, 2021 (and record transition adjustments as of January 1, 2021) in the 2023 financial statements.

The Company has an established governance framework to manage the implementation of the standard. The Company has substantially completed its implementation efforts including, but not limited to, implementing refinements to key accounting policy decisions, modifications to actuarial valuation models, updates to data sourcing capabilities, automation of key financial reporting and analytical processes and updates to internal control over financial reporting and disclosure.

ASU 2018-12 will impact, at least to some extent, the accounting and disclosure requirements for all long-duration insurance and investment contracts issued by the Company. The Company expects the standard to have a significant financial impact on its Consolidated Financial Statements and will significantly increase disclosures. As of the January 1, 2021 transition date, the Company estimates that the implementation of the standard will result in a decrease to "Retained earnings" of approximately $3 billion primarily from reclassifying the cumulative effect of changes in non-performance risk on market risk benefits from "Retained earnings" to "Accumulated other comprehensive income" ("AOCI") and other changes in reserves, and will result in a decrease to AOCI of approximately $42 billion primarily from remeasuring in-force non-participating traditional and limited-pay insurance contract liabilities using upper-medium grade fixed income instrument yields as of the transition date. As of December 31, 2021, the estimated impacts amounted to a decrease to "Retained earnings" of approximately $2 billion and a decrease to AOCI of approximately $31 billion. As of September 30, 2022, the estimated impacts amounted to a decrease to "Retained earnings" of approximately $2 billion and an increase to AOCI of approximately $17 billion. The changes in the estimates impacting AOCI from January 1, 2021 to September 30, 2022 are primarily due to the increases in interest rates during 2021 and 2022. In addition to the impacts to the balance sheet, the Company also expects an impact to the pattern of earnings emergence following the transition date. Outlined below are four key areas of change, although there are other less significant policy changes not noted below.

ASU 2018-12 Amended Topic	Description	Method of adoption	Effect on the financial statements or other significant matters
Cash flow assumptions used to measure the liability for future policy benefits for non-participating traditional and limited-pay insurance products	Requires an entity to review and, if necessary, update the cash flow assumptions used to measure the liability for future policy benefits, for both changes in future assumptions and actual experience, at least annually using a retrospective update method with a cumulative catch-up adjustment recorded in a separate line item in the Consolidated Statements of Operations.	An entity may choose one of two adoption methods for the liability for future policy benefits: (1) a modified retrospective transition method whereby the entity may choose to apply the amendments to contracts in force as of the beginning of the prior year (if early adoption is elected) or as of the beginning of the earliest period presented on the basis of their existing carrying amounts, adjusted for the removal of any related amounts in AOCI or (2) a full retrospective transition method.	The Company will adopt this guidance effective January 1, 2023 using the modified retrospective transition method. As a result of the modified retrospective transition method, the Company expects the vast majority of the impact of updating cash flow assumptions as of the transition date to be reflected in the pattern of earnings in subsequent periods. The Company also expects some decrease to "Retained earnings" upon adoption from cash flow assumption updates isolated to the impact on certain issue year cohorts.

ASU 2018-12 Amended Topic	Description	Method of adoption	Effect on the financial statements or other significant matters
Discount rate assumption used to measure the liability for future policy benefits for non-participating traditional and limited-pay insurance products	Requires discount rate assumptions to be based on an upper-medium grade fixed income instrument yield, which will be updated each quarter with the impact recorded through OCI. An entity shall maximize the use of relevant observable information and minimize the use of unobservable information in determining the discount rate assumptions.	As noted above, an entity may choose either a modified retrospective transition method or full retrospective transition method for the liability for future policy benefits. Under either method, for balance sheet remeasurement purposes, the liability for future policy benefits will be remeasured using current discount rates as of either the beginning of the prior year (if early adoption is elected) or the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI.	As noted above, the Company will adopt the guidance for the liability for future policy benefits effective January 1, 2023 using the modified retrospective transition method. Based on interest rates as of September 30, 2022, the Company expects an increase to AOCI as a result of remeasuring in-force contract liabilities using upper-medium grade fixed income instrument yields. The adjustment will largely reflect the difference between discount rates locked-in at contract inception versus discount rates as of the adoption date.
Amortization of deferred acquisition costs (DAC) and other balances	Requires DAC and other balances, such as unearned revenue reserves and DSI, to be amortized on a constant level basis over the expected term of the related contract, independent of expected profitability.	An entity may apply one of two adoption methods: (1) a modified retrospective transition method whereby the entity may choose to apply the amendments to contracts in force as of the beginning of the prior year (if early adoption is elected) or as of the beginning of the earliest period presented on the basis of their existing carrying amounts, adjusted for the removal of any related amounts in AOCI or (2) if an entity chooses a full retrospective transition method for its liability for future policy benefits, as described above, it is required to also use a full retrospective transition method for DAC and other balances.	The Company will adopt this guidance effective January 1, 2023 using the modified retrospective transition method. Under the modified retrospective transition method, the Company does not expect a significant impact to the balance sheet, other than the impact of the removal of any related amounts in AOCI.
Market Risk Benefits ("MRB")	Requires an entity to measure all market risk benefits (e.g., living benefit and death benefit guarantees associated with variable annuities) at fair value, and record MRB assets and liabilities separately on the Consolidated Statements of Financial Position. Changes in fair value of market risk benefits are recorded in net income, except for the portion of the change in MRB liabilities attributable to changes in an entity's NPR, which is recognized in OCI.	An entity shall adopt the guidance for market risk benefits using the retrospective transition method, which includes a cumulative effect adjustment on the balance sheet as of either the beginning of prior year (if early adoption is elected) or the beginning of the earliest period presented. An entity shall maximize the use of relevant observable information and minimize the use of unobservable information in determining the balance of the market risk benefits upon adoption.	The Company will adopt this guidance effective January 1, 2023 using the retrospective transition method. Upon adoption, the Company expects a decrease to "Retained earnings" and offsetting increase to AOCI from reclassifying the cumulative effect of changes in NPR from retained earnings to AOCI. There will also be an impact to "Retained earnings" for the difference between the fair value and carrying value of benefits not currently measured at fair value (e.g., guaranteed minimum death benefits on variable annuities).

ASU 2022-05, *Financial Services—Insurance (Topic 944) Transition for Sold Contracts* was issued on December 15, 2022, to amend the transition guidance in ASU 2018-12, *Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts*. The amendment allows an insurance entity to make an accounting policy election to not apply ASU 2018-12 to contracts or legal entities sold or disposed of before the effective date, and in which the insurance entity has no significant continuing involvement with the derecognized contracts. An insurance entity is permitted to apply the policy election on a transaction by transaction basis to each sale or disposal transaction. An insurance entity is required to disclose whether it has chosen to apply this accounting policy election and provide a qualitative description of the sale or disposal transactions to which the accounting policy election is applied. The Company does not currently intend to apply this accounting policy election.

Other ASU issued but not yet adopted as of December 31, 2022

Standard	Description	Effective date and method of adoption	Effect on the financial statements or other significant matters
***ASU 2022-02**, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosure*	This ASU eliminates the accounting guidance for Troubled Debt Restructurings ("TDR") for creditors and adds enhanced disclosure requirements for certain loan refinancings and restructurings by creditors made to borrowers experiencing financial difficulty. Following adoption of the ASU, all loan refinancings and restructurings are subject to the modification guidance in ASC 310-20. This ASU also amends the guidance on the vintage disclosures to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023 using the prospective method with an option to apply a modified retrospective transition method for the recognition and measurement of TDRs which will include a cumulative effect adjustment on the balance sheet in the period of adoption.	The Company does not expect the adoption of the ASU to have a significant impact on the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

3. INVESTMENTS

Fixed Maturity Securities

The following tables set forth the composition of fixed maturity securities (excluding investments classified as trading), as of the dates indicated:

	December 31, 2022				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
			(in millions)		
Fixed maturities, available-for-sale:					
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 29,372	$1,110	$ 4,413	$ 0	$ 26,069
Obligations of U.S. states and their political subdivisions	10,179	238	728	0	9,689
Foreign government bonds	74,103	4,503	5,379	1	73,226
U.S. public corporate securities	99,854	1,311	13,563	16	87,586
U.S. private corporate securities(1)	39,867	507	3,438	57	36,879
Foreign public corporate securities	22,235	416	1,945	19	20,687
Foreign private corporate securities	32,755	150	5,201	44	27,660
Asset-backed securities(2)	12,972	166	286	1	12,851
Commercial mortgage-backed securities	11,497	19	861	0	10,655
Residential mortgage-backed securities(3)	2,613	29	225	0	2,417
Total fixed maturities, available-for-sale(1)	$335,447	$8,449	$36,039	$138	$307,719

	December 31, 2022					
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Amortized Cost, Net of Allowance
	(in millions)					
Fixed maturities, held-to-maturity:						
Foreign government bonds	$ 725	$128	$0	$ 853	$0	$ 725
Foreign public corporate securities	430	24	0	454	2	428
Foreign private corporate securities	0	0	0	0	0	0
Residential mortgage-backed securities(3)	143	5	0	148	0	143
Total fixed maturities, held-to-maturity(4)	$1,298	$157	$0	$1,455	$2	$1,296

(1) Excludes notes with amortized cost of $8,040 million (fair value, $8,040 million), which have been offset with the associated debt under a netting agreement.
(2) Includes credit-tranched securities collateralized by loan obligations, education loans, auto loans, home equity loans and other asset types.
(3) Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(4) Excludes notes with amortized cost of $4,250 million (fair value, $4,250 million), which have been offset with the associated debt under a netting agreement.

	December 31, 2021				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
	(in millions)				
Fixed maturities, available-for-sale:					
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 26,231	$ 5,958	$ 31	$ 0	$ 32,158
Obligations of U.S. states and their political subdivisions	10,445	1,781	8	0	12,218
Foreign government bonds	83,363	11,842	529	7	94,669
U.S. public corporate securities	98,836	13,721	390	12	112,155
U.S. private corporate securities(2)	35,019	2,583	162	58	37,382
Foreign public corporate securities	24,877	2,571	118	21	27,309
Foreign private corporate securities	28,047	1,448	442	16	29,037
Asset-backed securities(3)	11,402	137	14	0	11,525
Commercial mortgage-backed securities	12,490	631	22	0	13,099
Residential mortgage-backed securities(4)	2,749	123	14	0	2,858
Total fixed maturities, available-for-sale(1)(2)	$333,459	$40,795	$1,730	$114	$372,410

	December 31, 2021					
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Amortized Cost, Net of Allowance
	(in millions)					
Fixed maturities, held-to-maturity:						
Foreign government bonds	$ 833	$221	$0	$1,054	$0	$ 833
Foreign public corporate securities	486	49	0	535	5	481
Foreign private corporate securities	9	0	0	9	0	9
Residential mortgage-backed securities(4)	191	14	0	205	0	191
Total fixed maturities, held-to-maturity(5)	$1,519	$284	$0	$1,803	$5	$1,514

(1) Excludes “Assets held-for-sale” with amortized cost of $13,145 million, fair value of $13,569 million, unrealized gains of $572 million, unrealized losses of $147 million and allowance for credit losses of $1 million. See Note 1 for additional information.
(2) Excludes notes with amortized cost of $5,941 million (fair value, $5,995 million), which have been offset with the associated debt under a netting agreement.
(3) Includes credit-tranched securities collateralized loan obligations, education loans, auto loans, credit cards and other asset types.
(4) Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(5) Excludes notes with amortized cost of $4,750 million (fair value, $5,394 million), which have been offset with the associated debt under a netting agreement.

The following tables set forth the fair value and gross unrealized losses on available-for-sale fixed maturity securities without an allowance for credit losses aggregated by investment category and length of time that individual fixed maturity securities had been in a continuous unrealized loss position, as of the dates indicated:

	December 31, 2022					
	Less Than Twelve Months		Twelve Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)					
Fixed maturities, available-for-sale:						
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 18,009	$ 3,143	$ 2,563	$ 1,270	$ 20,572	$ 4,413
Obligations of U.S. states and their political subdivisions	5,510	526	558	202	6,068	728
Foreign government bonds	16,932	2,384	9,877	2,971	26,809	5,355
U.S. public corporate securities	58,816	7,790	15,780	5,726	74,596	13,516
U.S. private corporate securities	24,610	2,065	6,705	1,373	31,315	3,438
Foreign public corporate securities	10,168	932	4,098	993	14,266	1,925
Foreign private corporate securities	16,909	2,521	8,196	2,678	25,105	5,199
Asset-backed securities	5,385	130	5,059	156	10,444	286
Commercial mortgage-backed securities	9,289	655	1,080	206	10,369	861
Residential mortgage-backed securities	1,322	130	402	93	1,724	223
Total fixed maturities, available-for-sale	$166,950	$20,276	$54,318	$15,668	$221,268	$35,944

	December 31, 2021					
	Less Than Twelve Months		Twelve Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)					
Fixed maturities, available-for-sale:						
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 1,521	$ 15	$ 269	$ 16	$ 1,790	$ 31
Obligations of U.S. states and their political subdivisions	289	5	71	3	360	8
Foreign government bonds	4,534	244	6,945	282	11,479	526
U.S. public corporate securities	12,403	219	2,947	152	15,350	371
U.S. private corporate securities	4,362	84	848	78	5,210	162
Foreign public corporate securities	3,652	76	802	42	4,454	118
Foreign private corporate securities	6,350	270	1,604	169	7,954	439
Asset-backed securities	6,568	13	170	1	6,738	14
Commercial mortgage-backed securities	921	11	263	11	1,184	22
Residential mortgage-backed securities	751	13	18	1	769	14
Total fixed maturities, available-for-sale(1)	$41,351	$950	$13,937	$755	$55,288	$1,705

(1) Excludes "Assets held-for-sale" with fair value of $4,644 million and gross unrealized losses of $147 million. See Note 1 for additional information.

As of December 31, 2022 and 2021, the gross unrealized losses on fixed maturity available-for-sale securities without an allowance were composed of $33,778 million and $1,242 million, respectively, related to "1" highest quality or "2" high quality securities based on the National Association of Insurance Commissioners ("NAIC") or equivalent rating and $2,166 million and $463 million, respectively, related to other than high or highest quality securities based on NAIC or equivalent rating. As of December 31, 2022, the $15,668 million of gross unrealized losses of twelve months or more were concentrated in the consumer non-cyclical, finance and utility sectors within corporate securities and foreign government securities. As of December 31, 2021, the $755 million of gross unrealized losses of twelve months or more were concentrated in the consumer non-cyclical, utility and finance sectors within corporate securities.

In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for credit losses related to these fixed maturity securities was not warranted at December 31, 2022. This conclusion was based on a detailed analysis of the underlying credit and cash flows on each security. Gross unrealized losses are primarily attributable to increases in interest rates, general credit spread widening, foreign currency exchange rate movements and the financial condition or near-term prospects of the issuer. As of December 31, 2022, the Company did not intend to sell these securities, and it was not more likely than not that the Company would be required to sell these securities before the anticipated recovery of the remaining amortized cost basis.

The following table sets forth the amortized cost or amortized cost, net of allowance and fair value of fixed maturities by contractual maturities, as of the date indicated:

	December 31, 2022			
	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost, Net of Allowance	Fair Value
	(in millions)			
Fixed maturities:				
Due in one year or less	$ 8,859	$ 9,025	$ 0	$ 0
Due after one year through five years	50,717	49,713	428	454
Due after five years through ten years	65,682	62,449	17	18
Due after ten years(1)	183,107	160,609	708	835
Asset-backed securities	12,972	12,851	0	0
Commercial mortgage-backed securities	11,497	10,655	0	0
Residential mortgage-backed securities	2,613	2,417	143	148
Total	$335,447	$307,719	$1,296	$1,455

(1) Excludes available-for-sale notes with amortized cost of $8,040 million (fair value, $8,040 million) and held-to-maturity notes with amortized cost of $4,250 million (fair value, $4,250 million), which have been offset with the associated debt under a netting agreement.

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed and residential mortgage-backed securities are shown separately in the table above, as they do not have a single maturity date.

The following table sets forth the sources of fixed maturity proceeds and related investment gains (losses), as well as losses on write-downs and the allowance for credit losses of fixed maturities, for the periods indicated:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Fixed maturities, available-for-sale:			
Proceeds from sales(1)	$33,010	$36,333	$21,013
Proceeds from maturities/prepayments	17,957	27,976	23,563
Gross investment gains from sales and maturities	1,240	2,565	1,690
Gross investment losses from sales and maturities	(2,589)	(648)	(524)
Write-downs recognized in earnings(2)	(116)	(1)	(304)
(Addition to) release of allowance for credit losses	(24)	19	(133)
Fixed maturities, held-to-maturity:			
Proceeds from maturities/prepayments(3)	$ 37	$ 239	$ 88
(Addition to) release of allowance for credit losses	2	4	0

(1) Excludes activity from non-cash related proceeds due to the timing of trade settlements of $(144) million, $450 million and $(470) million for the years ended December 31, 2022, 2021 and 2020, respectively.
(2) Amounts represent write-downs on credit adverse securities and securities actively marketed for sale. In addition, for the year ended December 31, 2020, amount includes write-downs on securities approaching maturities related to foreign exchange movements.
(3) Excludes activity from non-cash related proceeds due to the timing of trade settlements of less than $1 million, less than $(1) million and less than $(1) million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following tables set forth the activity in the allowance for credit losses for fixed maturity securities, as of the dates indicated:

	Year Ended December 31, 2022						
	U.S. Treasury Securities and Obligations of U.S. States	Foreign Government Bonds	U.S. and Foreign Corporate Securities	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Residential Mortgage-Backed Securities	Total
	(in millions)						
Fixed maturities, available-for-sale:							
Balance, beginning of period	$0	$ 7	$107	$ 0	$0	$0	$114
Additions to allowance for credit losses not previously recorded	0	11	109	4	0	0	124
Reductions for securities sold during the period	0	(6)	(80)	0	0	0	(86)
Reductions for securities with intent to sell	0	(13)	(68)	0	0	0	(81)
Additions (reductions) on securities with previous allowance	0	2	68	(3)	0	0	67
Balance, end of period	$0	$ 1	$136	$ 1	$0	$0	$138

	Year Ended December 31, 2021						
	U.S. Treasury Securities and Obligations of U.S. States	Foreign Government Bonds	U.S. and Foreign Corporate Securities	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Residential Mortgage-Backed Securities	Total
	(in millions)						
Fixed maturities, available-for-sale:							
Balance, beginning of period	$0	$0	$123	$0	$10	$0	$133
Additions to allowance for credit losses not previously recorded	0	7	89	0	0	0	96
Reductions for securities sold during the period	0	0	(48)	0	(9)	0	(57)
Additions (reductions) on securities with previous allowance	0	0	(56)	0	(1)	0	(57)
Reclassified to "Assets held-for sale"(1)	0	0	(1)	0	0	0	(1)
Balance, end of period	$0	$7	$107	$0	$ 0	$0	$114

(1) See Note 1 for additional information.

	Year Ended December 31, 2020						
	U.S. Treasury Securities and Obligations of U.S. States	Foreign Government Bonds	U.S. and Foreign Corporate Securities	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Residential Mortgage-Backed Securities	Total
	(in millions)						
Fixed maturities, available-for-sale:							
Balance, beginning of period	$0	$ 0	$ 0	$0	$ 0	$0	$ 0
Additions to allowance for credit losses not previously recorded	0	39	255	0	1	0	295
Reductions for securities sold during the period	0	(39)	(126)	0	0	0	(165)
Additions (reductions) on securities with previous allowance	0	0	5	0	9	0	14
Write-downs charged against the allowance	0	0	(11)	0	0	0	(11)
Balance, end of period	$0	$ 0	$ 123	$0	$10	$0	$133

	Year Ended December 31, 2022						
	U.S. Treasury Securities and Obligations of U.S. States	Foreign Government Bonds	U.S. and Foreign Corporate Securities	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Residential Mortgage-Backed Securities	Total
	(in millions)						
Fixed maturities, held-to-maturity:							
Balance, beginning of period	$0	$0	$ 5	$0	$0	$0	$5
Current period provision for expected losses	0	0	(2)	0	0	0	(2)
Change in foreign exchange	0	0	(1)	0	0	0	(1)
Balance, end of period	$0	$0	$ 2	$0	$0	$0	$2

	Year Ended December 31, 2021						
	U.S. Treasury Securities and Obligations of U.S. States	Foreign Government Bonds	U.S. and Foreign Corporate Securities	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Residential Mortgage-Backed Securities	Total
	(in millions)						
Fixed maturities, held-to-maturity:							
Balance, beginning of period	$0	$0	$ 9	$0	$0	$0	$9
Current period provision for expected losses	0	0	(3)	0	0	0	(3)
Change in foreign exchange	0	0	(1)	0	0	0	(1)
Balance, end of period	$0	$0	$ 5	$0	$0	$0	$5

	Year Ended December 31, 2020						
	U.S. Treasury Securities and Obligations of U.S. States	Foreign Government Bonds	U.S. and Foreign Corporate Securities	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Residential Mortgage-Backed Securities	Total
	(in millions)						
Fixed maturities, held-to-maturity:							
Balance, beginning of period	$0	$0	$0	$0	$0	$0	$0
Cumulative effect of adoption of ASU 2016-13	0	0	9	0	0	0	9
Balance, end of period	$0	$0	$9	$0	$0	$0	$9

See Note 2 for additional information about the Company's methodology for developing our allowance and expected losses.

For the year ended December 31, 2022, the net increase in the allowance for credit losses on available-for-sale securities was primarily related to net additions in the capital goods, utility and consumer non-cyclical sectors within corporate securities due to adverse projected cash flows, partially offset by a net release on restructured securities within the communications and transportation sectors. For the year ended December 31, 2021, the net decrease in the allowance for credit losses on available-for-sale securities was primarily related to the overall improving credit environment in the energy and consumer cyclical sectors within corporate securities, partially offset by net additions in the transportation, communications and utility sectors within corporate securities due to adverse projected cash flows.

The Company did not have any fixed maturity securities purchased with credit deterioration, as of both December 31, 2022 and 2021.

Assets Supporting Experience-Rated Contractholder Liabilities

The following table sets forth the composition of "Assets supporting experience-rated contractholder liabilities," as of the dates indicated:

	December 31, 2022		December 31, 2021			
					Assets Held-for-Sale(1)	
	Amortized Cost or Cost	Fair Value	Amortized Cost or Cost	Fair Value	Amortized Cost or Cost	Fair Value
	(in millions)					
Short-term investments and cash equivalents	$ 0	$ 0	$ 30	$ 30	$ 786	$ 786
Fixed maturities:						
Corporate securities	91	88	101	103	12,112	12,463
Commercial mortgage-backed securities	0	0	0	0	1,799	1,830
Residential mortgage-backed securities(2)	0	0	0	0	658	683
Asset-backed securities(3)	0	0	0	0	2,079	2,093
Foreign government bonds	705	668	761	761	240	237
U.S. government authorities and agencies and obligations of U.S. states	188	189	182	193	344	400
Total fixed maturities(4)	984	945	1,044	1,057	17,232	17,706
Equity securities	1,628	1,899	1,787	2,271	328	326
Total assets supporting experience-rated contractholder liabilities(5)	$2,612	$2,844	$2,861	$3,358	$18,346	$18,818

(1) See Note 1 for additional information.
(2) Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(3) Includes collateralized loan obligations, auto loans, education loans, home equity and other asset types. Collateralized loan obligations at fair value, was $1,607 million including "Assets held-for-sale" as of December 31, 2021, all of which were rated AA or above.
(4) As a percentage of amortized cost, 98% of the portfolio was considered high or highest quality based on NAIC or equivalent ratings, as of December 31, 2022. As a percentage of amortized cost, 97% of the portfolio including "Asset held-for-sale" was considered high or highest quality based on NAIC or equivalent ratings, as of December 31, 2021.
(5) As a percentage of amortized cost, all of the portfolio consisted of public securities, as of December 31, 2022. As a percentage of amortized cost, 95% of the portfolio including "Assets held-for-sale" consisted of public securities, as of December 31, 2021.

The net change in unrealized gains (losses) from assets supporting experience-rated contractholder liabilities still held at period end, recorded within "Other income (loss)," was $(737) million, $(708) million and $726 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Fixed Maturities, Trading

The net change in unrealized gains (losses) from fixed maturities, trading still held at period end, recorded within "Other income (loss)," was $(1,427) million, $(169) million and $277 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Equity Securities

The net change in unrealized gains (losses) from equity securities still held at period end, recorded within "Other income (loss)," was $(914) million, $591 million and $205 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Concentrations of Financial Instruments

The Company monitors its concentrations of financial instruments and mitigates credit risk by maintaining a diversified investment portfolio which limits exposure to any single issuer.

As of the dates indicated, the Company's exposure to concentrations of credit risk of single issuers greater than 10% of the Company's equity included securities of the U.S. government and certain U.S. government agencies and securities guaranteed by the U.S. government, as well as the securities disclosed below:

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions)			
Investments in Japanese government and government agency securities:				
Fixed maturities, available-for-sale	$65,198	$64,959	$73,681	$83,382
Fixed maturities, held-to-maturity	706	831	812	1,026
Fixed maturities, trading	20	19	23	23
Assets supporting experience-rated contractholder liabilities	613	587	983	977
Total	$66,537	$66,396	$75,499	$85,408

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions)			
Investments in Brazil government and government agency securities:				
Fixed maturities, available-for-sale	$ 2,264	$ 2,010	$ 1,982	$ 1,866
Short-term investments	60	61	1	1
Cash equivalents	210	210	133	133
Total	$ 2,534	$ 2,281	$ 2,116	$ 2,000

Commercial Mortgage and Other Loans

The following table sets forth the composition of “Commercial mortgage and other loans,” as of the dates indicated:

	December 31, 2022		December 31, 2021	
	Amount (in millions)	% of Total	Amount (in millions)	% of Total
Commercial mortgage and agricultural property loans by property type:				
Office	$ 9,096	16.2%	$10,225	17.6%
Retail	6,103	10.8	6,779	11.7
Apartments/Multi-Family	15,381	27.3	16,742	28.8
Industrial	13,079	23.2	13,009	22.4
Hospitality	2,027	3.6	1,876	3.2
Other	3,791	6.7	3,936	6.8
Total commercial mortgage loans	49,477	87.8	52,567	90.5
Agricultural property loans	6,857	12.2	5,520	9.5
Total commercial mortgage and agricultural property loans	56,334	100.0%	58,087	100.0%
Allowance for credit losses	(201)		(115)	
Total net commercial mortgage and agricultural property loans	56,133		57,972	
Other loans:				
Uncollateralized loans	463		561	
Residential property loans	43		67	
Other collateralized loans	108		70	
Total other loans	614		698	
Allowance for credit losses	(2)		(4)	
Total net other loans	612		694	
Total net commercial mortgage and other loans(1)(2)	$56,745		$58,666	

(1) Excludes “Assets held-for-sale” of $6,565 million net of allowance for credit losses of $15 million as of December 31, 2021. See Note 1 for additional information.
(2) Includes loans which are carried at fair value under the fair value option and are collateralized primarily by apartment complexes. As of December 31, 2022 and 2021, the net carrying value of these loans was $137 million and $1,263 million, respectively.

As of December 31, 2022, the commercial mortgage and agricultural property loans were secured by properties geographically dispersed throughout the United States with the largest concentrations in California (30%), Texas (8%) and New York (6%) and included loans secured by properties in Europe (6%), Asia (1%), Mexico (1%) and Australia (1%).

The following table sets forth the activity in the allowance for credit losses for commercial mortgage and other loans, as of the dates indicated:

	Commercial Mortgage Loans	Agricultural Property Loans	Residential Property Loans	Other Collateralized Loans	Uncollateralized Loans	Total
			(in millions)			
Balance at December 31, 2019	$114	$ 3	$0	$ 0	$ 4	$121
Cumulative effect of adoption of ASU 2016-13	110	5	0	0	0	115
Addition to (release of) allowance for expected losses	1	1	0	0	1	3
Write-downs charged against allowance	(7)	0	0	0	0	(7)
Other	0	0	0	3	0	3
Balance at December 31, 2020	218	9	0	3	5	235
Addition to (release of) allowance for expected losses	(92)	(5)	0	0	(1)	(98)
Reclassified to “Asset held-for-sale”(1)	(15)	0	0	0	0	(15)
Other	0	0	0	(3)	0	(3)
Balance at December 31, 2021	111	4	0	0	4	119
Addition to (release of) allowance for expected losses	72	9	0	0	(1)	80
Other	5	0	0	0	(1)	4
Balance at December 31, 2022	$188	$13	$0	$ 0	$ 2	$203

(1) See Note 1 for additional information.

See Note 2 for additional information about the Company's methodology for developing our allowance and expected losses.

For the year ended December 31, 2022, the net addition to the allowance for credit losses on commercial mortgage and other loans was primarily due to declining market conditions. For the year ended December 31, 2021, the net release of the allowance for credit losses on commercial mortgage and other loans was primarily related to an improving credit environment.

The following tables set forth key credit quality indicators based upon the recorded investment gross of allowance for credit losses, as of the date indicated:

	December 31, 2022							
	Amortized Cost by Origination Year							
	2022	2021	2020	2019	2018	Prior	Revolving Loans	Total
	(in millions)							
Commercial mortgage loans								
Loan-to-Value Ratio:								
0%-59.99%	$ 971	$1,747	$1,282	$2,831	$4,697	$15,111	$ 0	$26,639
60%-69.99%	1,997	3,502	1,553	2,804	1,732	3,780	0	15,368
70%-79.99%	865	1,127	519	1,025	645	1,445	0	5,626
80% or greater	2	26	7	119	24	1,666	0	1,844
Total	$3,835	$6,402	$3,361	$6,779	$7,098	$22,002	$ 0	$49,477
Debt Service Coverage Ratio:								
Greater or Equal to 1.2x	$3,249	$6,135	$3,013	$5,749	$6,505	$18,318	$ 0	$42,969
1.0-1.2x	586	252	164	454	383	2,183	0	4,022
Less than 1.0x	0	15	184	576	210	1,501	0	2,486
Total	$3,835	$6,402	$3,361	$6,779	$7,098	$22,002	$ 0	$49,477
Agricultural property loans								
Loan-to-Value Ratio:								
0%-59.99%	$ 931	$1,994	$ 853	$ 461	$ 326	$ 1,348	$74	$ 5,987
60%-69.99%	675	85	8	47	8	0	0	823
70%-79.99%	0	0	0	0	0	0	0	0
80% or greater	0	0	0	0	13	34	0	47
Total	$1,606	$2,079	$ 861	$ 508	$ 347	$ 1,382	$74	$ 6,857
Debt Service Coverage Ratio:								
Greater or Equal to 1.2x	$1,593	$2,035	$ 781	$ 507	$ 323	$ 1,272	$74	$ 6,585
1.0-1.2x	5	44	80	0	6	68	0	203
Less than 1.0x	8	0	0	1	18	42	0	69
Total	$1,606	$2,079	$ 861	$ 508	$ 347	$ 1,382	$74	$ 6,857

	December 31, 2021							
	Amortized Cost by Origination Year							
	2021	2020	2019	2018	2017	Prior	Revolving Loans	Total(1)
	(in millions)							
Commercial mortgage loans								
Loan-to-Value Ratio:								
0%-59.99%	$1,287	$ 467	$2,459	$3,211	$3,072	$14,011	$ 0	$24,507
60%-69.99%	3,101	1,941	4,124	3,631	1,356	4,161	0	18,314
70%-79.99%	2,497	1,207	1,327	1,059	631	2,108	0	8,829
80% or greater	184	39	7	62	50	575	0	917
Total	$7,069	$3,654	$7,917	$7,963	$5,109	$20,855	$ 0	$52,567
Debt Service Coverage Ratio:								
Greater or Equal to 1.2x	$6,803	$3,356	$6,828	$7,384	$4,445	$16,864	$ 0	$45,680
1.0-1.2x	266	154	662	478	234	2,069	0	3,863
Less than 1.0x	0	144	427	101	430	1,922	0	3,024
Total	$7,069	$3,654	$7,917	$7,963	$5,109	$20,855	$ 0	$52,567
Agricultural property loans								
Loan-to-Value Ratio:								
0%-59.99%	$1,958	$ 887	$ 494	$ 334	$ 370	$ 1,226	$80	$ 5,349
60%-69.99%	92	5	29	37	0	0	0	163
70%-79.99%	0	0	0	0	0	0	0	0
80% or greater	0	3	5	0	0	0	0	8
Total	$2,050	$ 895	$ 528	$ 371	$ 370	$ 1,226	$80	$ 5,520
Debt Service Coverage Ratio:								
Greater or Equal to 1.2x	$2,007	$ 870	$ 517	$ 364	$ 312	$ 1,121	$80	$ 5,271
1.0-1.2x	43	25	10	1	58	41	0	178
Less than 1.0x	0	0	1	6	0	64	0	71
Total	$2,050	$ 895	$ 528	$ 371	$ 370	$ 1,226	$80	$ 5,520

(1) Excludes "Assets held-for-sale" of $6,580 million. See Note 1 for additional information.

See Note 2 for additional information about the Company's commercial mortgage and other loans credit quality monitoring process.

The following tables set forth an aging of past due commercial mortgage and other loans based upon the recorded investment gross of allowance for credit losses, as well as the amount of commercial mortgage and other loans on non-accrual status, as of the dates indicated:

	December 31, 2022						
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due(1)	Total Past Due	Total Loans	Non-Accrual Status(2)
	(in millions)						
Commercial mortgage loans	$49,465	$0	$ 3	$ 9	$12	$49,477	$11
Agricultural property loans	6,844	0	11	2	13	6,857	17
Residential property loans	43	0	0	0	0	43	0
Other collateralized loans	108	0	0	0	0	108	0
Uncollateralized loans	463	0	0	0	0	463	0
Total	$56,923	$0	$14	$11	$25	$56,948	$28

(1) As of December 31, 2022, there were no loans in this category accruing interest.
(2) For additional information regarding the Company's policies for accruing interest on loans, see Note 2.

	December 31, 2021						
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due(1)	Total Past Due	Total Loans	Non-Accrual Status(2)
	(in millions)						
Commercial mortgage loans	$52,565	$0	$0	$2	$2	$52,567	$ 2
Agricultural property loans	5,520	0	0	0	0	5,520	19
Residential property loans	66	0	0	1	1	67	1
Other collateralized loans	70	0	0	0	0	70	0
Uncollateralized loans	561	0	0	0	0	561	0
Total(3)	$58,782	$0	$0	$3	$3	$58,785	$22

(1) As of December 31, 2021, there were no loans in this category accruing interest.
(2) For additional information regarding the Company's policies for accruing interest on loans, see Note 2.
(3) Excludes "Assets held-for-sale" of $6,580 million. See Note 1 for additional information.

Loans on non-accrual status recognized interest income of $1 million and $5 million for the years ended December 31, 2022 and 2021, respectively. Loans on non-accrual status that did not have a related allowance for credit losses were $27 million and $20 million as of December 31, 2022 and 2021, respectively.

The Company did not have any significant losses on commercial mortgage and other loans purchased with credit deterioration, as of both December 31, 2022 and 2021.

Other Invested Assets

The following table sets forth the composition of "Other invested assets," as of the dates indicated:

	December 31,	
	2022	2021
	(in millions)	
LPs/LLCs:		
Equity method:		
Private equity	$ 7,215	$ 6,509
Hedge funds	3,220	2,797
Real estate-related	2,793	2,370
Subtotal equity method	13,228	11,676
Fair value:		
Private equity	1,476	1,852
Hedge funds	1,908	2,119
Real estate-related	305	319
Subtotal fair value	3,689	4,290
Total LPs/LLCs	16,917	15,966
Real estate held through direct ownership(1)	1,617	1,789
Derivative instruments	1,457	3,280
Other(2)	1,108	798
Total other invested assets(3)	$21,099	$21,833

(1) As of December 31, 2022 and 2021, real estate held through direct ownership had mortgage debt of $208 million and $274 million, respectively.
(2) Primarily includes equity investments accounted for under the measurement alternative, strategic investments made by investment management operations, leveraged leases and member and activity stock held in the Federal Home Loan Bank of New York. For additional information regarding the Company's holdings in the Federal Home Loan Bank of New York, see Note 17.
(3) Excludes "Assets held-for-sale" of $104 million as of December 31, 2021. See Note 1 for additional information.

In certain investment structures, the Company's investment management business invests with other co-investors in an investment fund referred to as a feeder fund. In these structures, the invested capital of several feeder funds is pooled together and used to purchase ownership interests in another fund, referred to as a master fund. The master fund utilizes this invested capital and, in certain cases, other debt financing, to purchase various classes of assets on behalf of its investors. Specialized industry accounting for investment companies calls for the feeder fund to reflect its investment in the master fund as a single net asset equal to its proportionate share of the net assets of the master fund, regardless of its level of interest in the master fund. In cases where the Company consolidates the feeder fund, it retains the feeder fund's net asset presentation and reports the consolidated feeder fund's proportionate share of the net assets of the master fund in

"Other invested assets," with any unaffiliated investors' non-controlling interest in the feeder fund reported in "Other liabilities" or "Noncontrolling interests." The consolidated feeder funds' investments in these master funds, reflected on this net asset basis, totaled $639 million and $654 million as of December 31, 2022 and 2021, respectively. There were $371 million and $467 million of unaffiliated interest in the consolidated feeder funds as of December 31, 2022 and 2021, respectively, and the master funds had gross assets of $58,087 million and $76,600 million, respectively, and gross liabilities of $56,225 million and $73,882 million, respectively, which are not included on the Company's balance sheet.

Equity Method Investments

The following tables set forth summarized combined financial information for significant LP/LLC interests accounted for under the equity method, including the Company's investments in operating joint ventures that are described in more detail in Note 9. Changes between periods in the tables below reflect changes in the activities within the operating joint ventures and LPs/LLCs, as well as changes in the Company's level of investment in such entities:

	December 31,	
	2022	2021
	(in millions)	
STATEMENTS OF FINANCIAL POSITION		
Total assets(1)	$707,192	$689,767
Total liabilities(2)	$ 83,634	$111,189
Partners' capital	623,558	578,578
Total liabilities and partners' capital	$707,192	$689,767
Total liabilities and partners' capital included above	$ 13,683	$ 12,141
Equity in LP/LLC interests not included above	726	852
Carrying value(3)	$ 14,409	$ 12,993

(1) Amount represents gross assets of each fund where the Company has a significant investment. These assets consist primarily of investments in real estate, investments in securities and other miscellaneous assets.
(2) Amount represents gross liabilities of each fund where the Company has a significant investment. These liabilities consist primarily of third-party-borrowed funds, securities repurchase agreements and other miscellaneous liabilities.
(3) Excludes "Assets held-for-sale" of $81 million as of December 31, 2021. See Note 1 for additional information.

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
STATEMENTS OF OPERATIONS			
Total revenue(1)	$28,299	$128,429	$42,964
Total expenses(2)	(3,608)	(21,235)	(8,887)
Net earnings (losses)	$24,691	$107,194	$34,077
Equity in net earnings (losses) included above	$ 641	$ 2,085	$ 744
Equity in net earnings (losses) of LP/LLC interests not included above	16	161	28
Total equity in net earnings (losses)	$ 657	$ 2,246	$ 772

(1) Amount represents gross revenue of each fund where the Company has a significant investment. This revenue consists of income from investments in real estate, investments in securities and other income.
(2) Amount represents gross expenses of each fund where the Company has a significant investment. These expenses consist primarily of interest expense, investment management fees, salary expenses and other expenses.

Accrued Investment Income

The following table sets forth the composition of "Accrued investment income," as of the dates indicated:

	December 31,	
	2022	2021
	(in millions)	
Fixed maturities	$2,517	$2,398
Equity securities	6	5
Commercial mortgage and other loans	190	175
Policy loans	253	253
Other invested assets	18	22
Short-term investments and cash equivalents	28	2
Total accrued investment income(1)	$3,012	$2,855

(1) Excludes "Assets held-for-sale" of $221 million as of December 31, 2021. See Note 1 for additional information.

Write-downs on accrued investment income were less than $1 million for both the years ended December 31, 2022 and 2021.

Net Investment Income

The following table sets forth "Net investment income" by investment type, for the periods indicated:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Fixed maturities, available-for-sale(1)	$11,773	$11,999	$12,339
Fixed maturities, held-to-maturity(1)	213	226	235
Fixed maturities, trading	233	193	126
Assets supporting experience-rated contractholder liabilities	167	601	700
Equity securities	160	162	162
Commercial mortgage and other loans	2,196	2,552	2,485
Policy loans	499	533	584
Other invested assets	1,240	2,617	1,318
Short-term investments and cash equivalents	406	63	197
Gross investment income	16,887	18,946	18,146
Less: investment expenses	(850)	(659)	(736)
Net investment income	$16,037	$18,287	$17,410

(1) Includes income on credit-linked notes which are reported on the same financial statement line items as related surplus notes, as conditions are met for right to offset.

The carrying value of non-income producing assets included $198 million in available-for-sale fixed maturities, $16 million in trading fixed maturities and less than $1 million in other invested assets as of December 31, 2022. Non-income producing assets represent investments that had not produced income for the twelve months preceding December 31, 2022.

Realized Investment Gains (Losses), Net

The following table sets forth "Realized investment gains (losses), net" by investment type, for the periods indicated:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Fixed maturities(1)	$(1,487)	$1,939	$ 729
Commercial mortgage and other loans	(133)	173	103
Investment real estate	83	108	(16)
LPs/LLCs	(120)	(14)	2
Derivatives	(1,713)	1,796	(4,715)
Other	1	22	10
Realized investment gains (losses), net	$(3,369)	$4,024	$(3,887)

(1) Includes fixed maturity securities classified as available-for-sale and held-to-maturity and excludes fixed maturity securities classified as trading.

Net Unrealized Gains (Losses) on Investments within AOCI

The following table sets forth net unrealized gains (losses) on investments, as of the dates indicated:

	December 31,		
	2022	2021	2020
	(in millions)		
Fixed maturity securities, available-for-sale with an allowance(1)	$ (45)	$ 23	$ (25)
Fixed maturity securities, available-for-sale without an allowance(1)	(27,545)	39,467	58,593
Derivatives designated as cash flow hedges(2)	2,616	1,019	(168)
Derivatives designated as fair value hedges(2)	(54)	(35)	10
Other investments(3)	2	(7)	7
Net unrealized gains (losses) on investments	$(25,026)	$40,467	$58,417

(1) Includes net unrealized gains of $425 million on "Assets held-for-sale" as of December 31, 2021.
(2) For additional information regarding cash flow and fair value hedges, see Note 5.
(3) As of December 31, 2022, there were no net unrealized losses on held-to-maturity securities that were previously transferred from available-for-sale. Includes net unrealized gains on certain joint ventures that are strategic in nature and are included in "Other assets."

Repurchase Agreements and Securities Lending

In the normal course of business, the Company sells securities under agreements to repurchase and enters into securities lending transactions. The following table sets forth the composition of "Securities sold under agreements to repurchase," as of the dates indicated:

	December 31, 2022				December 31, 2021			
	Remaining Contractual Maturities of the Agreements				Remaining Contractual Maturities of the Agreements			
	Overnight & Continuous	Up to 30 Days	30 to 90 Days	Total	Overnight & Continuous	Up to 30 Days	30 to 90 Days	Total
	(in millions)							
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$6,179	$200	$200	$6,579	$9,044	$0	$438	$ 9,482
Commercial mortgage-backed securities	0	0	0	0	486	0	0	486
Residential mortgage-backed securities	10	0	0	10	217	0	0	217
Total securities sold under agreements to repurchase	$6,189	$200	$200	$6,589	$9,747	$0	$438	$10,185

The following table sets forth the composition of "Cash collateral for loaned securities" which represents the liability to return cash collateral received for the following types of securities loaned, as of the dates indicated:

	December 31, 2022			December 31, 2021		
	Remaining Contractual Maturities of the Agreements			Remaining Contractual Maturities of the Agreements		
	Overnight & Continuous	Up to 30 Days	Total	Overnight & Continuous	Up to 30 Days	Total
	(in millions)					
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 1	$ 0	$ 1	$ 1	$0	$ 1
Obligations of U.S. states and their political subdivisions	61	0	61	84	0	84
Foreign government bonds	285	14	299	205	0	205
U.S. public corporate securities	4,109	395	4,504	2,834	0	2,834
Foreign public corporate securities	806	69	875	643	0	643
Equity securities	360	0	360	484	0	484
Total cash collateral for loaned securities(1)	$5,622	$478	$6,100	$4,251	$0	$4,251

(1) The Company did not have any agreements with remaining contractual maturities greater than thirty days, as of the dates indicated.

Securities Pledged

The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase, collateralized borrowings and postings of collateral with derivative counterparties. The following table sets forth the carrying value of investments pledged to third parties, as of the dates indicated:

	December 31,	
	2022	2021
	(in millions)	
Fixed maturities(1)	$21,339	$16,411
Fixed maturities, trading	30	0
Assets supporting experience-rated contractholder liabilities	0	34
Separate account assets	2,606	2,673
Equity securities	719	868
Other	355	319
Total securities pledged(2)	$25,049	$20,305

(1) Includes fixed maturity securities classified as available-for-sale and held-to-maturity and excludes fixed maturity securities classified as trading.
(2) These assets are reported on the Company's Consolidated Statement of Financial Position.

The following table sets forth the carrying amount of the associated liabilities supported by the pledged collateral, as of the dates indicated:

	December 31,	
	2022	2021
	(in millions)	
Securities sold under agreements to repurchase	$ 6,589	$10,185
Cash collateral for loaned securities	6,100	4,251
Separate account liabilities	2,703	2,737
Long-term debt	29	0
Total liabilities supported by the pledged collateral	$15,421	$17,173

In the normal course of its business activities, the Company accepts collateral that can be sold or repledged. The primary sources of this collateral are securities in customer accounts, securities purchased under agreements to resell and postings of collateral from OTC derivative counterparties. The fair value of this collateral was approximately $1,295 million as of December 31, 2022 (the largest components of which included $385 million of securities and $910 million of cash from OTC derivative counterparties) and $4,967 million as of December 31, 2021 (the largest components of which included $334 million of securities and $4,633 million of cash from OTC derivative counterparties). A portion of the aforementioned securities, for both periods, had either been sold or repledged.

Assets on Deposit, Held in Trust, and Restricted as to Sale

The following table provides assets on deposit, assets held in trust, and securities restricted as to sale, as of the dates indicated:

	December 31,	
	2022	2021
	(in millions)	
Assets on deposit with governmental authorities or trustees	$ 10	$ 33
Assets held in voluntary trusts(1)	476	484
Assets held in trust related to reinsurance and other agreements(2)	12,815	16,235
Securities restricted as to sale(3)	149	86
Total assets on deposit, assets held in trust and securities restricted as to sale(4)	$13,450	$16,838

(1) Represents assets held in voluntary trusts established primarily to fund guaranteed dividends to certain policyholders and to fund certain employee benefits.
(2) Represents assets held in trust related to reinsurance agreements excluding reinsurance agreements between wholly-owned subsidiaries. Assets valued at $26.0 billion and $28.4 billion were held in trust related to reinsurance agreements between wholly-owned subsidiaries as of December 31, 2022 and 2021, respectively.
(3) Includes member and activity stock associated with memberships in the Federal Home Loan Banks of New York.
(4) Includes $553 million "Assets held-for-sale" related to the sales of PALAC and Full Service Retirement Business as of December 31, 2021.

4. VARIABLE INTEREST ENTITIES

In the normal course of its activities, the Company enters into relationships with various special-purpose entities and other entities that are deemed to be VIEs. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control activities of the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE.

The Company is the primary beneficiary if the Company has (1) the power to direct the activities of the VIE that most significantly impact the economic performance of the entity and (2) the obligation to absorb losses of the entity that could be potentially significant to the VIE or the right to receive benefits from the entity that could be potentially significant. If the Company determines that it is the VIE's primary beneficiary, it consolidates the VIE.

Consolidated Variable Interest Entities

The Company is the investment manager of certain asset-backed investment vehicles, commonly referred to as CLOs, and certain other vehicles for which the Company earns fee income for investment management services. The Company may sell or syndicate investments through these vehicles, principally as part of the strategic investing activity of the Company's investment management businesses. Additionally, the Company may invest in securities issued by these vehicles. The Company is also the investment manager of certain investment structures whose beneficial interests are wholly-owned by consolidated subsidiaries.

The Company has analyzed these relationships and determined that for certain CLOs and other investment structures it is the primary beneficiary and consolidates these entities. This analysis includes a review of (1) the Company's rights and responsibilities as investment manager and (2) variable interests (if any) held by the Company. The assets of these VIEs are restricted and must be used first to settle liabilities of the VIE. The Company is not required to provide, and has not provided, material financial or other support to any of these VIEs.

Additionally, the Company is the primary beneficiary of certain VIEs in which the Company has invested, as part of its investment activities, but for which it is not the investment manager. These include structured investments issued by a VIE that manages yen-denominated investments coupled with cross-currency coupon swap agreements thereby creating synthetic dual currency investments. The Company's involvement in the structuring of these investments combined with its economic interest indicates that the Company is the primary beneficiary. The Company has not provided material financial support or other support that was not contractually required to these VIEs.

The table below reflects the carrying amount and balance sheet caption in which the assets and liabilities of consolidated VIEs are reported. The liabilities primarily comprise obligations under debt instruments issued by the VIEs. The creditors of these VIEs do not have recourse to the Company in excess of the assets contained within the VIEs.

	Consolidated VIEs for which the Company is the Investment Manager(1)		Other Consolidated VIEs(1)	
	December 31,		December 31,	
	2022	2021	2022	2021
	(in millions)			
Fixed maturities, available-for-sale	$ 398	$ 200	$ 90	$ 262
Fixed maturities, held-to-maturity	0	9	689	790
Fixed maturities, trading	164	178	0	0
Equity securities	85	79	0	0
Commercial mortgage and other loans	784	915	0	0
Other invested assets	3,397	2,846	68	138
Cash and cash equivalents	375	128	0	0
Accrued investment income	2	1	3	3
Other assets	352	499	706	785
Total assets of consolidated VIEs	$5,557	$4,855	$1,556	$1,978
Other liabilities	$ 389	$ 505	$ 0	$ 2
Notes issued by consolidated VIEs(2)	374	274	0	0
Total liabilities of consolidated VIEs	$ 763	$ 779	$ 0	$ 2

(1) Total assets of consolidated VIEs reflect $3,403 million and $2,885 million as of December 31, 2022 and 2021, respectively, related to VIEs whose beneficial interests are wholly-owned by consolidated subsidiaries.
(2) Recourse is limited to the assets of the respective VIE and does not extend to the general credit of the Company. As of December 31, 2022, the maturities of these obligations were between 1 and 10 years.

Unconsolidated Variable Interest Entities

The Company has determined that it is not the primary beneficiary of certain VIEs for which it is the investment manager. These VIEs consist primarily of CLOs and investment funds for which the Company has determined that it is not the primary beneficiary as it does not have both (1) the power to direct the activities of the VIE that most significantly impact the economic performance of the entity and (2) the obligation to absorb losses of the entity that could be potentially significant to the VIE or the right to receive benefits from the entity that could be potentially significant. The Company's maximum exposure to loss resulting from its relationship with unconsolidated VIEs for which it is the investment manager is limited to its investment in the VIEs, which was $950 million and $997 million at December 31, 2022 and 2021, respectively. These investments are reflected in "Fixed maturities, available-for-sale," "Fixed maturities, trading," "Equity securities" and "Other invested assets." There are no liabilities associated with these unconsolidated VIEs on the Company's Consolidated Statements of Financial Position.

In the normal course of its activities, the Company will invest in LPs/LLCs which include hedge funds, private equity funds and real estate-related funds and may or may not be VIEs. The Company's maximum exposure to loss on these investments, both VIEs and non-VIEs, is limited to the amount of its investment. The Company has determined that it is not required to consolidate these entities because either (1) it does not control them or (2) it does not have the obligation to absorb losses of these entities that could be potentially significant to the entities or the right to receive benefits from the entities that could be potentially significant. The Company classifies these investments as "Other invested assets" and its maximum exposure to loss associated with these entities, excluding "Assets held-for-sale," was $16,917 million and $15,966 million as of December 31, 2022 and 2021, respectively.

In addition, in the normal course of its activities, the Company will invest in structured investments including VIEs for which it is not the investment manager. These structured investments typically invest in fixed income investments and are managed by third parties and include asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities. The Company's maximum exposure to loss on these structured investments, both VIEs and non-VIEs, is limited to the amount of its investment. See Note 3 for details regarding the carrying amounts and classification of these assets. The Company has not provided material financial or other support that was not contractually required to these structures. The Company has determined that it is not the primary beneficiary of these structures due to the fact that it does not control these entities.

5. DERIVATIVES AND HEDGING

Types of Derivative and Hedging Instruments

Interest Rate Contracts

Interest rate swaps, options and futures are used by the Company to reduce risks from changes in interest rates, manage interest rate exposures arising from mismatches between assets and liabilities and to hedge against changes in their values it owns or anticipates acquiring or selling.

Swaps may be attributed to specific assets or liabilities or to a portfolio of assets or liabilities. Under interest rate swaps, the Company agrees with counterparties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional principal amount.

The Company also uses interest rate swaptions, caps, and floors to manage interest rate risk. A swaption is an option to enter into a swap with a forward starting effective date. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. In an interest rate cap, the buyer receives payments at the end of each period in which the interest rate exceeds the agreed strike price. Similarly, in an interest rate floor, the buyer receives payments at the end of each period in which the interest rate is below the agreed strike price. Swaptions, caps and floors are included in interest rate options.

In standardized exchange-traded interest rate futures transactions, the Company purchases or sells a specified number of contracts, the values of which are determined by the daily market values of underlying referenced investments. The Company enters into exchange-traded futures with regulated futures commission's merchants who are members of a trading exchange.

Equity Contracts

Equity options, total return swaps, and futures are used by the Company to manage its exposure to the equity markets which impacts the value of assets and liabilities it owns or anticipates acquiring or selling.

Equity index options are contracts which will settle in cash based on differentials in the underlying indices at the time of exercise and the strike price. The Company uses combinations of purchases and sales of equity index options to hedge the effects of adverse changes in equity indices within a predetermined range.

Total return swaps are contracts whereby the Company agrees with counterparties to exchange, at specified intervals, the difference between the return on an asset (or market index) and London Inter-Bank Offered Rate ("LIBOR") plus an associated funding spread based on a notional amount. The Company generally uses total return swaps to hedge the effect of adverse changes in equity indices.

In standardized exchange-traded equity futures transactions, the Company purchases or sells a specified number of contracts, the values of which are determined by the daily market values of underlying referenced equity indices. The Company enters into exchange-traded futures with regulated futures commission's merchants who are members of a trading exchange.

Foreign Exchange Contracts

Currency derivatives, including currency futures, options, forwards and swaps, and foreign currency denominated debts are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell, and to hedge the currency risk associated with net investments in foreign operations and anticipated earnings of its foreign operations.

Under currency forwards, the Company agrees with counterparties to deliver a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. As noted above, the Company uses currency forwards to mitigate the impact of changes in currency exchange rates on U.S. dollar-equivalent earnings generated by certain of its non-U.S. businesses, primarily its international insurance and investment operations. The Company executes forward sales of the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these currency forwards correspond with the future periods in which the non-U.S. dollar-denominated earnings are expected to be generated.

Under currency swaps, the Company agrees with counterparties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party.

Under foreign currency denominated debts, the Company uses a portion of its foreign currency denominated debt (same functional currency of its foreign subsidiaries) to hedge the risk of change in the net investment in a foreign subsidiary due to changes in exchange rates. These debt obligations reduce the Company's foreign currency exposure from equity investment and act as hedge of the investment.

Credit Contracts

The Company writes credit default swaps to gain exposure similar to investment in public fixed maturity cash instruments. With these derivatives the Company sells credit protection on a single name reference, or certain index reference, and in return receives a quarterly premium. This premium or credit spread generally corresponds to the difference between the yield on the referenced name (or an index's referenced names) public fixed maturity cash instruments and swap rates, at the time the agreement is executed. If there is an event of default by the referenced name or one of the referenced names in the index, as defined by the agreement, then the Company is obligated to pay the referenced amount of the contract to the counterparty and receive in return the referenced defaulted security or similar security (in the case of a credit default index) or pay the referenced amount less the auction recovery rate. See credit derivatives section for further discussion of guarantees. In addition to selling credit protection, the Company purchases credit protection using credit derivatives to hedge specific credit exposures in the Company's investment portfolio.

Other Contracts

"To Be Announced" ("TBA") Forward Contracts. The Company uses TBA forward contracts to gain exposure to the investment risk and return of mortgage-backed securities. TBA transactions can help the Company enhance the return on its investment portfolio, and can provide a more liquid and cost-effective method of achieving these goals than purchasing or selling individual mortgage-backed pools. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. Additionally, pursuant to the Company's mortgage dollar roll program, TBAs or mortgage-backed securities are transferred to counterparties with a corresponding agreement to repurchase them at a future date. These transactions do not qualify as secured borrowings and are accounted for as derivatives.

Loan Commitments. In its mortgage operations, the Company enters into commitments to fund commercial mortgage loans at specified interest rates and other applicable terms within specified periods of time. These commitments are legally binding agreements to extend credit to a counterparty. Loan commitments for loans that will be held for sale are recognized as derivatives and recorded at fair value. The determination of the fair value of loan commitments accounted for as derivatives considers various factors including, among others, terms of the related loan, the intended exit strategy for the loans based upon either securitization valuation models or investor purchase commitments, prevailing interest rates, origination income or expense, and the value of service rights. Loan commitments that relate to the origination of mortgage loans that will be held for investment are not accounted for as derivatives and accordingly are not recognized in the Company's financial statements. See Note 23 for additional information.

Embedded Derivatives. The Company offers certain products (for example, variable annuities) which may include guaranteed benefit features that are accounted for as embedded derivatives. These embedded derivatives are carried at fair value through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees, which are determined using valuation models.

Synthetic Guarantees. The Company sells synthetic GICs, through investment-only sales channels, to investment vehicles primarily used by qualified defined contribution pension plans. The synthetic GICs are issued in respect of assets that are owned by the trustees of such plans, who invest the assets according to the contract terms agreed to with the Company. The contracts establish participant balances and credit interest thereon. The participant balances are supported by the underlying assets. In connection with certain participant-initiated withdrawals, the contract guarantees that after all underlying assets are liquidated, any remaining participant balances will be paid by the Company. These contracts are accounted for as derivatives and recorded at fair value.

Primary Risks Managed by Derivatives

The table below provides a summary of the gross notional amount and fair value of derivatives contracts by the primary underlying risks, excluding embedded derivatives and associated reinsurance recoverables. Many derivative instruments contain multiple underlying risks. The fair value amounts below represent the value of derivative contracts prior to taking into account of the netting effects of master netting agreements and cash collateral. This netting impact results in total derivative assets of $1,455 million and $3,266 million as of December 31, 2022 and 2021, respectively, and total derivative liabilities of $3,055 million and $2,278 million as of December 31, 2022 and 2021, respectively, reflected in the Consolidated Statements of Financial Position.

Primary Underlying Risk/ Instrument Type	December 31, 2022			December 31, 2021		
	Gross	Fair Value		Gross	Fair Value	
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	(in millions)					
Derivatives Designated as Hedge Accounting Instruments:						
Interest Rate						
Interest Rate Swaps	$ 3,627	$ 66	$ (245)	$ 3,591	$ 805	$ (69)
Interest Rate Forwards	398	0	(85)	248	15	(2)
Foreign Currency						
Foreign Currency Forwards	4,830	155	(262)	4,789	62	(107)
Currency/Interest Rate						
Foreign Currency Swaps	25,636	3,469	(333)	21,272	1,151	(193)
Total Derivatives Designated as Hedge Accounting Instruments	$ 34,491	$ 3,690	$ (925)	$ 29,900	$ 2,033	$ (371)
Derivatives Not Qualifying as Hedge Accounting Instruments:						
Interest Rate						
Interest Rate Swaps	$212,934	$ 9,097	$(21,154)	$196,124	$10,515	$(14,430)
Interest Rate Futures	18,080	13	(24)	17,429	76	(9)
Interest Rate Options	9,778	224	(280)	15,353	710	(265)
Interest Rate Forwards	2,354	21	(42)	4,709	41	(11)
Foreign Currency						
Foreign Currency Forwards	31,317	1,556	(1,924)	28,235	1,046	(1,209)
Foreign Currency Options	0	0	0	0	0	0
Currency/Interest Rate						
Foreign Currency Swaps	8,410	813	(170)	12,683	751	(216)
Credit						
Credit Default Swaps	6,351	27	(57)	3,489	128	(1)
Equity						
Equity Futures	1,372	1	(2)	6,178	1	(10)
Equity Options	38,323	708	(1,590)	60,057	2,065	(2,640)
Total Return Swaps	11,806	106	(184)	13,850	49	(430)
Other						
Other(1)	1,250	0	0	1,255	0	0
Synthetic GICs	84,338	1	(1)	81,984	1	0
Total Derivatives Not Qualifying as Hedge Accounting Instruments	$426,313	$12,567	$(25,428)	$441,346	$15,383	$(19,221)
Total Derivatives(2)(3)(4)	$460,804	$16,257	$(26,353)	$471,246	$17,416	$(19,592)

(1) "Other" primarily includes derivative contracts used to improve the balance of the Company's tail longevity and mortality risk. Under these contracts, the Company's gains (losses) are capped at the notional amount.

(2) Excludes embedded derivatives and associated reinsurance recoverables which contain multiple underlying risks. The fair value of these embedded derivatives was a net liability of $7,718 million and $10,245 million as of December 31, 2022, and 2021, respectively, primarily included in "Future policy benefits" and "Policyholder account balances".

(3) Recorded in "Other invested assets" and "Other liabilities" on the Consolidated Statements of Financial Position.

(4) Excludes "Assets held-for-sale" with fair value of $1,643 million and "Liabilities held-for-sale" with fair value of $1,503 million with outstanding gross notional amounts of $41,179 million as of December 31, 2021. See Note 1 for additional information.

As of December 31, 2022, the following amounts were recorded on the Consolidated Statements of Financial Position related to the carrying amount of the hedged assets (liabilities) and cumulative basis adjustments included in the carrying amount for fair value hedges:

Balance Sheet Line Item in which Hedged Item is Recorded	December 31, 2022		December 31, 2021	
	Carrying Amount of the Hedged Assets (Liabilities)	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets (Liabilities)(1)	Carrying Amount of the Hedged Assets (Liabilities)	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets (Liabilities)(1)
	(in millions)			
Fixed maturities, available-for-sale, at fair value	$ 297	$ 27	$ 641	$ 63
Commercial mortgage and other loans	$ 0	$ 0	$ 17	$ 1
Policyholders' account balances	$ (966)	$217	$(1,552)	$(170)
Future policy benefits	$(2,354)	$391	$(3,001)	$(279)

(1) There were no material fair value hedging adjustments for hedged assets and liabilities for which hedge accounting has been discontinued.

Most of the Company's derivatives do not qualify for hedge accounting for various reasons. For example: (i) derivatives that economically hedge embedded derivatives do not qualify for hedge accounting because changes in the fair value of the embedded derivatives are already recorded in net income; (ii) derivatives that are utilized as macro hedges of the Company's exposure to various risks typically do not qualify for hedge accounting because they do not meet the criteria required under portfolio hedge accounting rules; and (iii) synthetic GICs, which are product standalone derivatives, do not qualify as hedging instruments under hedge accounting rules.

Offsetting Assets and Liabilities

The following tables present recognized derivative instruments (excluding embedded derivatives and associated reinsurance recoverables), and repurchase and reverse repurchase agreements that are offset in the Consolidated Statements of Financial Position, and/or are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the Consolidated Statements of Financial Position:

	December 31, 2022				
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statements of Financial Position	Net Amounts Presented in the Statements of Financial Position	Financial Instruments/ Collateral(1)	Net Amount
	(in millions)				
Offsetting of Financial Assets:					
Derivatives	$16,178	$(14,802)	$1,376	$ (702)	$674
Securities purchased under agreement to resell	385	0	385	(385)	0
Total Assets	$16,563	$(14,802)	$1,761	$(1,087)	$674
Offsetting of Financial Liabilities:					
Derivatives	$26,352	$(23,298)	$3,054	$(3,054)	$ 0
Securities sold under agreement to repurchase	6,589	0	6,589	(6,589)	0
Total Liabilities	$32,941	$(23,298)	$9,643	$(9,643)	$ 0

	December 31, 2021				
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statements of Financial Position	Net Amounts Presented in the Statements of Financial Position	Financial Instruments/ Collateral(1)	Net Amount
			(in millions)		
Offsetting of Financial Assets(2):					
Derivatives	$17,272	$(14,150)	$ 3,122	$ (802)	$2,320
Securities purchased under agreement to resell	704	0	704	(704)	0
Total Assets	$17,976	$(14,150)	$ 3,826	$ (1,506)	$2,320
Offsetting of Financial Liabilities(2):					
Derivatives	$19,587	$(17,314)	$ 2,273	$ (797)	$1,476
Securities sold under agreement to repurchase	10,185	0	10,185	(9,699)	486
Total Liabilities	$29,772	$(17,314)	$12,458	$(10,496)	$1,962

(1) Amounts exclude the excess of collateral received/pledged from/to the counterparty.
(2) Excludes "Assets held-for-sale" with fair value of $1,643 million and "Liabilities held-for-sale" with fair value of $1,503 million as of December 31, 2021. See Note 1 for additional information.

For information regarding the rights of offset associated with the derivative assets and liabilities in the table above, see "—Counterparty Credit Risk" below. For securities purchased under agreements to resell and securities sold under agreements to repurchase, the Company monitors the value of the securities and maintains collateral, as appropriate, to protect against credit exposure. Where the Company has entered into repurchase and resale agreements with the same counterparty, in the event of default, the Company would generally be permitted to exercise rights of offset. For additional information regarding the Company's accounting policy for securities repurchase and resale agreements, see Note 2.

Cash Flow, Fair Value and Net Investment Hedges

The primary derivative and non-derivative instruments used by the Company in its fair value, cash flow and net investment hedge accounting relationships are interest rate swaps, currency swaps, currency forwards, and foreign currency denominated debts. These instruments are only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, options, credit, or equity derivatives in any of its fair value, cash flow or net investment hedge accounting relationships.

The following tables provide the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, including the offset of the hedged item in fair value hedge relationships.

	Year Ended December 31, 2022						
	Realized Investment Gains (Losses)	Net Investment Income	Other Income (Loss)	Interest Expense	Interest Credited to Policyholders' Account Balances	Policyholders' Benefits	Change in AOCI(1)
	(in millions)						
Derivatives Designated as Hedge Accounting Instruments:							
Fair value hedges							
Gains (losses) on derivatives designated as hedge instruments:							
Interest Rate	$ 39	$ (5)	$ 0	$0	$(375)	$(438)	$ 0
Currency	(28)	(2)	0	0	0	(224)	0
Total gains (losses) on derivatives designated as hedge instruments	11	(7)	0	0	(375)	(662)	0
Gains (losses) on the hedged item:							
Interest Rate	(39)	14	0	0	387	448	0
Currency	31	9	0	0	0	225	0
Total gains (losses) on hedged item	(8)	23	0	0	387	673	0
Amortization for gains (losses) excluded from assessment of the effectiveness							
Currency	0	0	0	0	0	(4)	(19)
Total amortization for gains (losses) excluded from assessment of the effectiveness	0	0	0	0	0	(4)	(19)
Total gains (losses) on fair value hedges net of hedged item	3	16	0	0	12	7	(19)
Cash flow hedges							
Interest Rate	(4)	(3)	0	0	0	0	(217)
Currency	15	0	0	0	0	0	191
Currency/Interest Rate	121	299	477	0	0	0	1,623
Total gains (losses) on cash flow hedges	132	296	477	0	0	0	1,597
Net investment hedges							
Currency	0	0	0	0	0	0	2
Currency/Interest Rate	0	0	0	0	0	0	0
Total gains (losses) on net investment hedges	0	0	0	0	0	0	2
Derivatives Not Qualifying as Hedge Accounting Instruments:							
Interest Rate	(9,893)	0	0	0	0	0	0
Currency	(400)	0	(3)	0	0	0	0
Currency/Interest Rate	854	0	6	0	0	0	0
Credit	5	0	0	0	0	0	0
Equity	1,409	0	0	0	0	0	0
Other	2	0	0	0	0	0	0
Embedded Derivatives	6,192	0	0	0	0	0	0
Total gains (losses) on derivatives not qualifying as hedge accounting instruments	(1,831)	0	3	0	0	0	0
Total	$(1,696)	$312	$480	$0	$ 12	$ 7	$1,580

	Year Ended December 31, 2021						
	Realized Investment Gains (Losses)	Net Investment Income	Other Income (Loss)	Interest Expense	Interest Credited to Policyholders' Account Balances	Policyholders' Benefits	Change in AOCI(1)
	(in millions)						
Derivatives Designated as Hedge Accounting Instruments:							
Fair value hedges							
Gains (losses) on derivatives designated as hedge instruments:							
Interest Rate	$ 20	$ (9)	$ 0	$0	$ (98)	$(73)	$ 0
Currency	(8)	0	0	0	0	6	0
Total gains (losses) on derivatives designated as hedge instruments	12	(9)	0	0	(98)	(67)	0
Gains (losses) on the hedged item:							
Interest Rate	(24)	16	0	0	133	96	0
Currency	7	2	0	0	0	(6)	0
Total gains (losses) on hedged item	(17)	18	0	0	133	90	0
Amortization for gains (losses) excluded from assessment of the effectiveness							
Currency	0	0	0	0	0	(6)	(46)
Total amortization for gains (losses) excluded from assessment of the effectiveness	0	0	0	0	0	(6)	(46)
Total gains (losses) on fair value hedges net of hedged item	(5)	9	0	0	35	17	(46)
Cash flow hedges							
Interest Rate	(2)	2	0	0	0	0	(13)
Currency	(4)	0	0	0	0	0	48
Currency/Interest Rate	105	271	181	0	0	0	1,152
Total gains (losses) on cash flow hedges	99	273	181	0	0	0	1,187
Net investment hedges							
Currency	0	0	0	0	0	0	(9)
Currency/Interest Rate	0	0	0	0	0	0	0
Total gains (losses) on net investment hedges	0	0	0	0	0	0	(9)
Derivatives Not Qualifying as Hedge Accounting Instruments:							
Interest Rate	(1,875)	0	0	0	0	0	0
Currency	(364)	0	(3)	0	0	0	0
Currency/Interest Rate	802	0	5	0	0	0	0
Credit	61	0	0	0	0	0	0
Equity	(2,600)	0	0	0	0	0	0
Other	1	0	0	0	0	0	0
Embedded Derivatives	5,674	0	0	0	0	0	0
Total gains (losses) on derivatives not qualifying as hedge accounting instruments	1,699	0	2	0	0	0	0
Total	$ 1,793	$282	$183	$0	$ 35	$ 17	$1,132

	Year Ended December 31, 2020						
	Realized Investment Gains (Losses)	Net Investment Income	Other Income (Loss)	Interest Expense	Interest Credited to Policyholders' Account Balances	Policyholders' Benefits	Change in AOCI(1)
	(in millions)						
Derivatives Designated as Hedge Accounting Instruments:							
Fair value hedges							
Gains (losses) on derivatives designated as hedge instruments:							
Interest Rate	$ (17)	$ (8)	$ 0	$ 0	$ 236	$ 186	$ 0
Currency	0	0	0	0	0	46	0
Total gains (losses) on derivatives designated as hedge instruments	(17)	(8)	0	0	236	232	0
Gains (losses) on the hedged item:							
Interest Rate	16	18	0	0	(196)	(155)	0
Currency	0	1	0	0	0	(46)	0
Total gains (losses) on hedged item	16	19	0	0	(196)	(201)	0
Amortization for gains (losses) excluded from assessment of the effectiveness							
Currency	0	0	0	0	0	(1)	10
Total amortization for gains (losses) excluded from assessment of the effectiveness	0	0	0	0	0	(1)	10
Total gains (losses) on fair value hedges net of hedged item	(1)	11	0	0	40	30	10
Cash flow hedges							
Interest Rate	40	1	0	(1)	0	0	7
Currency	5	0	0	0	0	0	(69)
Currency/Interest Rate	99	314	(303)	0	0	0	(938)
Total gains (losses) on cash flow hedges	144	315	(303)	(1)	0	0	(1,000)
Net investment hedges							
Currency	(7)	0	126	0	0	0	(128)
Currency/Interest Rate	0	0	0	0	0	0	0
Total gains (losses) on net investment hedges	(7)	0	126	0	0	0	(128)
Derivatives Not Qualifying as Hedge Accounting Instruments:							
Interest Rate	5,800	0	0	0	0	0	0
Currency	100	0	(1)	0	0	0	0
Currency/Interest Rate	(188)	0	(4)	0	0	0	0
Credit	(56)	0	0	0	0	0	0
Equity	(5,623)	0	0	0	0	0	0
Other	2	0	0	0	0	0	0
Embedded Derivatives	(4,882)	0	0	0	0	0	0
Total gains (losses) on derivatives not qualifying as hedge accounting instruments	(4,847)	0	(5)	0	0	0	0
Total	$(4,711)	$326	$(182)	$(1)	$ 40	$ 30	$(1,118)

(1) Excluding changes related to net investment hedges using non-derivative instruments of $134 million for year ended December 31, 2022, $25 million for year ended December 31, 2021, and $(21) million for year ended December 31, 2020.

Presented below is a rollforward of current period cash flow hedges in AOCI before taxes:

	(in millions)
Balance, December 31, 2019	$ 832
Amount recorded in AOCI	
Interest Rate	47
Currency	(64)
Currency/Interest Rate	(828)
Total amount recorded in AOCI	(845)
Amount reclassified from AOCI to income	
Interest Rate	(40)
Currency	(5)
Currency/Interest Rate	(110)
Total amount reclassified from AOCI to income	(155)
Balance, December 31, 2020	$ (168)
Amount recorded in AOCI	
Interest Rate	(13)
Currency	44
Currency/Interest Rate	1,709
Total amount recorded in AOCI	1,740
Amount reclassified from AOCI to income	
Interest Rate	0
Currency	4
Currency/Interest Rate	(557)
Total amount reclassified from AOCI to income	(553)
Balance, December 31, 2021	$1,019
Amount recorded in AOCI	
Interest Rate	(224)
Currency	206
Currency/Interest Rate	2,520
Total amount recorded in AOCI	2,502
Amount reclassified from AOCI to income	
Interest Rate	7
Currency	(15)
Currency/Interest Rate	(897)
Total amount reclassified from AOCI to income	(905)
Balance, December 31, 2022	$2,616

The changes in fair value of cash flow hedges are deferred in AOCI and are included in “Net unrealized investment gains (losses)” in the Consolidated Statements of Comprehensive Income; these amounts are then reclassified to earnings when the hedged item affects earnings. Using December 31, 2022 values, it is estimated that a pre-tax gain of approximately $263 million is expected to be reclassified from AOCI to earnings during the subsequent twelve months ending December 31, 2023.

The exposures the Company is hedging with these qualifying cash flow hedges include the variability of future cash flows from forecasted transactions denominated in foreign currencies, the purchases of invested assets, and the receipt or payment of variable interest on existing financial instruments. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is 29 years.

There were no material amounts reclassified from AOCI into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging. In addition, there were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

For net investment hedges, in addition to derivatives, the Company uses foreign currency denominated debt to hedge the risk of change in the net investment in a foreign subsidiary due to changes in exchange rates. For effective net investment hedges, the amounts, before applicable taxes, recorded in the cumulative translation adjustment within AOCI were $134 million for the year ended December 31, 2022, $16 million for the year ended December 31, 2021, and $(149) million for the year ended December 31, 2020.

Credit Derivatives

The following tables provide a summary of the notional and fair value of written credit protection, presented as assets (liabilities). The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is equal to the notional amounts. These credit derivatives have maturities of less than 25 years for index references.

	December 31, 2022													
	NAIC Rating Designation of Underlying Credit Obligation(1)													
	NAIC 1		NAIC 2		NAIC 3		NAIC 4		NAIC 5		NAIC 6		Total	
	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value
	(in millions)													
Single name reference(2)	$ 0	$0	$0	$0	$ 0	$ 0	$0	$0	$0	$0	$ 0	$ 0	$ 0	$ 0
Index reference(2)	48	0	0	0	5,197	(46)	0	0	0	0	782	15	6,027	(31)
Total	$48	$0	$0	$0	$5,197	$(46)	$0	$0	$0	$0	$782	$15	$6,027	$(31)

	December 31, 2021													
	NAIC Rating Designation of Underlying Credit Obligation(1)													
	NAIC 1		NAIC 2		NAIC 3		NAIC 4		NAIC 5		NAIC 6		Total(3)	
	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value	Gross Notional	Fair Value
	(in millions)													
Single name reference(2)	$ 0	$0	$0	$0	$ 0	$ 0	$0	$0	$0	$0	$ 0	$ 0	$ 0	$ 0
Index reference(2)	49	0	0	0	2,397	41	0	0	0	0	928	87	3,374	128
Total	$49	$0	$0	$0	$2,397	$41	$0	$0	$0	$0	$928	$87	$3,374	$128

(1) The NAIC rating designations are based on availability and the lowest ratings among Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Rating Services ("S&P") and Fitch Ratings Inc. ("Fitch"). If no rating is available from a rating agency, a NAIC 6 rating is used.
(2) Single name credit default swaps may make reference to the credit of corporate debt, sovereign debt, and structured finance. Index references NAIC designations are based on the lowest rated single name reference included in the index.
(3) Excludes "Assets held-for-sale" with fair value of $54 million and "Liabilities held-for-sale" with fair value of $0 million, with an outstanding notional amount of $1,971 million as of December 31, 2021. See Note 1 for additional information.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of December 31, 2022 and 2021, the Company had $324 million and $115 million of outstanding notional amounts and reported at fair value as an asset of $1 million and as a liability of $1 million, respectively.

Counterparty Credit Risk

The Company is exposed to losses in the event of non-performance by counterparties to financial derivative transactions with a positive fair value. The Company manages credit risk by: (i) entering into derivative transactions with highly rated major financial institutions and other creditworthy counterparties governed by master netting agreements, as applicable; (ii) trading through central clearing and over-the-counter ("OTC") parties; (iii) obtaining collateral, such as cash and securities, when appropriate; and (iv) setting limits on single party credit exposures which are subject to periodic management review.

Substantially all of the Company's derivative agreements have zero thresholds which require daily full collateralization by the party in a liability position. In addition, certain of the Company's derivative agreements contain credit-risk related contingent features; if the credit rating of one of the parties to the derivative agreement is to fall below a certain level, the party with positive fair value could request termination at the then fair value or demand immediate full collateralization from the party whose credit rating fell and is in a net liability position.

As of December 31, 2022, there were no net liability derivative positions with counterparties with credit risk-related contingent features. All derivatives have been appropriately collateralized by the Company or the counterparty in accordance with the terms of the derivative agreements.

6. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy

within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short-term investments, equity securities and derivative contracts that trade on an active exchange market.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities (mutual funds, which do not trade in active markets because they are not publicly available), certain commercial mortgage loans, short-term investments and certain cash equivalents (primarily commercial paper), and certain OTC derivatives.

Level 3—Fair value is based on at least one significant unobservable input for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured OTC derivative contracts, certain consolidated real estate funds for which the Company is the general partner and embedded derivatives resulting from certain products with guaranteed benefits.

Assets and Liabilities by Hierarchy Level—The tables below present the balances of assets and liabilities reported at fair value on a recurring basis, as of the dates indicated:

	As of December 31, 2022				
	Level 1	Level 2	Level 3	Netting(2)	Total
	(in millions)				
Fixed maturities, available-for-sale:					
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 0	$ 26,069	$ 0	$	$ 26,069
Obligations of U.S. states and their political subdivisions	0	9,682	7		9,689
Foreign government bonds	0	73,218	8		73,226
U.S. corporate public securities	0	87,521	65		87,586
U.S. corporate private securities(3)	0	34,487	2,392		36,879
Foreign corporate public securities	0	20,621	66		20,687
Foreign corporate private securities	0	26,325	1,335		27,660
Asset-backed securities(4)	0	12,582	269		12,851
Commercial mortgage-backed securities	0	9,644	1,011		10,655
Residential mortgage-backed securities	0	2,408	9		2,417
Subtotal	$ 0	$302,557	$5,162		$307,719
Assets supporting experience-rated contractholder liabilities:					
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 0	$ 189	$ 0		$ 189
Obligations of U.S. states and their political subdivisions	0	0	0		0
Foreign government bonds	0	668	0		668
Corporate securities	0	88	0		88
Asset-backed securities(4)	0	0	0		0
Commercial mortgage-backed securities	0	0	0		0
Residential mortgage-backed securities	0	0	0		0
Equity securities	780	1,119	0		1,899
All other(5)	0	0	0		0
Subtotal	780	2,064	0		2,844
Fixed maturities, trading	0	5,647	304		5,951
Equity securities	4,338	2,185	627		7,150
Commercial mortgage and other loans	0	137	0		137
Other invested assets(6)	15	16,241	539	(14,802)	1,993
Short-term investments	341	3,428	18		3,787
Cash equivalents	544	6,930	0		7,474
Other assets	0	0	176		176
Separate account assets(7)(8)	8,310	162,414	1,081		171,805
Total assets	$14,328	$501,603	$7,907	$(14,802)	$509,036
Future policy benefits(9)	$ 0	$ 0	$4,746	$	$ 4,746
Policyholders' account balances	0	0	3,492		3,492
Other liabilities	26	25,953	1	(23,298)	2,682
Notes issued by consolidated VIEs	0	0	0		0
Total liabilities	$ 26	$ 25,953	$8,239	$(23,298)	$ 10,920

	As of December 31, 2021(1)				
	Level 1	Level 2	Level 3	Netting(2)	Total
			(in millions)		
Fixed maturities, available-for-sale:					
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 0	$ 32,158	$ 0	$	$ 32,158
Obligations of U.S. states and their political subdivisions	0	12,210	8		12,218
Foreign government bonds	0	94,659	10		94,669
U.S. corporate public securities	0	112,073	82		112,155
U.S. corporate private securities(3)	0	35,344	2,038		37,382
Foreign corporate public securities	0	27,184	125		27,309
Foreign corporate private securities	0	25,966	3,071		29,037
Asset-backed securities(4)	0	11,200	325		11,525
Commercial mortgage-backed securities	0	11,763	1,336		13,099
Residential mortgage-backed securities	0	2,533	325		2,858
Subtotal	0	365,090	7,320		372,410
Assets supporting experience-rated contractholder liabilities:					
U.S. Treasury securities and obligations of U.S. government authorities and agencies	0	193	0		193
Obligations of U.S. states and their political subdivisions	0	0	0		0
Foreign government bonds	0	761	0		761
Corporate securities	0	103	0		103
Asset-backed securities(4)	0	0	0		0
Commercial mortgage-backed securities	0	0	0		0
Residential mortgage-backed securities	0	0	0		0
Equity securities	862	1,409	0		2,271
All other(5)	2	18	0		20
Subtotal	864	2,484	0		3,348
Fixed maturities, trading	0	8,402	421		8,823
Equity securities	7,386	192	799		8,377
Commercial mortgage and other loans	0	1,263	0		1,263
Other invested assets(6)	409	17,004	493	(14,150)	3,756
Short-term investments	1,199	4,114	330		5,643
Cash equivalents	753	4,436	70		5,259
Other assets	0	0	164		164
Separate account assets(7)(8)	12,305	206,383	1,283		219,971
Total assets	$22,916	$609,368	$10,880	$(14,150)	$629,014
Future policy benefits(9)	$ 0	$ 0	$ 9,068	$	$ 9,068
Policyholders' account balances	0	0	1,436		1,436
Other liabilities	33	19,141	0	(17,314)	1,860
Notes issued by consolidated VIEs	0	0	0		0
Total liabilities	$ 33	$ 19,141	$10,504	$(17,314)	$ 12,364

(1) Excludes amounts for financial instruments reclassified to “Assets held-for-sale of $129,579 million and “Liabilities held-for-sale” of $6,214 million. Assets held-for-sale and liabilities held-for-sale are valued on a basis consistent with similar instruments described herein. See Note 1 for additional information.
(2) “Netting” amounts represent cash collateral of $(8,496) million and $(3,164) million as of December 31, 2022 and 2021, respectively.
(3) Excludes notes with fair value of $8,040 million (carrying amount of $8,040 million) and $5,995 million (carrying amount of $5,941 million) as of December 31, 2022 and 2021, respectively, which have been offset with the associated payables under a netting agreement.
(4) Includes credit-tranched securities collateralized by syndicated bank loans, sub-prime mortgages, auto loans, credit cards, education loans and other asset types.
(5) All other represents cash equivalents and short-term investments.
(6) Other invested assets excluded from the fair value hierarchy include certain hedge funds, private equity funds and other funds for which fair value is measured at net asset value (“NAV”) per share (or its equivalent) as a practical expedient. At December 31, 2022 and 2021, the fair values of such investments were $3,689 million and $4,290 million respectively.
(7) Separate account assets included in the fair value hierarchy exclude investments in entities that calculate NAV per share (or its equivalent) as a practical expedient. Such investments excluded from the fair value hierarchy include investments in real estate, hedge funds and other invested assets. At December 31, 2022 and 2021, the fair value of such investments were $25,874 million and $26,174 million, respectively.
(8) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Consolidated Statements of Financial Position.
(9) As of December 31, 2022, the net embedded derivative liability position of $4,746 million includes $807 million of embedded derivatives in an asset position and $5,553 million of embedded derivatives in a liability position. As of December 31, 2021, the net embedded derivative liability position of $9,069 million includes $611 million of embedded derivatives in an asset position and $9,680 million of embedded derivatives in a liability position.

The methods and assumptions the Company uses to estimate the fair value of assets and liabilities measured at fair value on a recurring basis are summarized below.

Fixed Maturity Securities—The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices for each security are generally sourced from multiple pricing vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. The pricing hierarchy is updated for new financial products and recent pricing experience with various vendors. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. Typical inputs used by these pricing services include but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flow, prepayment speeds and default rates. If the pricing information received from third-party pricing services is deemed not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service or classify the securities as Level 3. If the pricing service updates the price to be more consistent with the presented market observations, the security remains within Level 2.

Internally-developed valuations or indicative broker quotes are also used to determine fair value in circumstances where vendor pricing is not available, or where the Company ultimately concludes that pricing information received from the independent pricing services is not reflective of market activity. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may override the information with an internally-developed valuation. As of December 31, 2022 and 2021, overrides on a net basis were not material. Pricing service overrides, internally-developed valuations and indicative broker quotes are generally included in Level 3 in the fair value hierarchy.

The Company conducts several specific price monitoring activities. Daily analyses identify price changes over predetermined thresholds defined at the financial instrument level. Various pricing integrity reports are reviewed on a daily and monthly basis to determine if pricing is reflective of market activity or if it would warrant any adjustments. Other procedures performed include, but are not limited to, reviews of third-party pricing services methodologies, reviews of pricing trends and back testing.

The fair values of private fixed maturities, which are originated by internal private asset managers, are primarily determined using discounted cash flow models. These models primarily use observable inputs that include Treasury or similar base rates plus estimated credit spreads to value each security. The credit spreads are obtained through a survey of private market intermediaries who are active in both primary and secondary transactions, and consider, among other factors, the credit quality and the reduced liquidity associated with private placements. Internal adjustments are made to reflect variation in observed sector spreads. Since most private placements are valued using standard market observable inputs and inputs derived from, or corroborated by, market observable data including, but not limited to observed prices and spreads for similar publicly-traded issues, they have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the price of a security, a Level 3 classification is made.

Assets Supporting Experience-Rated Contractholder Liabilities—Assets supporting experience-rated contractholder liabilities consist primarily of fixed maturity securities, equity securities and derivatives whose fair values are determined consistent with similar instruments described above under "Fixed Maturity Securities" and below under "Equity Securities" and "Derivative Instruments."

Equity Securities—Equity securities consist principally of investments in common and preferred stock of publicly-traded companies, perpetual preferred stock, privately-traded securities, as well as mutual fund shares. The fair values of most publicly-traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using discounted cash flow, earnings multiple and other valuation models that require a substantial level of judgment around inputs and therefore are classified within Level 3. The fair values of mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy. The fair values of perpetual preferred stock are based on inputs obtained from independent pricing services that are primarily based on indicative broker quotes. As a result, the fair values of perpetual preferred stock are classified as Level 3.

Commercial Mortgage and Other Loans—The fair value of loans held and accounted for using the fair value option is determined utilizing pricing indicators from the whole loan market, where investors are committed to purchase these loans at a predetermined price, which is considered the principal exit market for these loans. The Company evaluates the valuation inputs used for these assets, including the existence of predetermined exit prices, the terms of the loans, prevailing interest rates and credit risk, and deems the primary pricing inputs are Level 2 inputs in the fair value hierarchy.

Other Invested Assets—Other invested assets primarily include investments in LPs/LLCs, derivatives and certain limited partnerships which are consolidated because the Company is either deemed to exercise control or considered the primary beneficiary of a variable interest entity. These entities are primarily investment companies and follow specialized industry accounting whereby their assets are carried at fair value. The investments held by these entities include various feeder fund investments in underlying master funds (whose underlying holdings generally include public fixed maturities, equity securities and mutual funds), as well as wholly-owned real estate held within other investment funds. For the unconsolidated fund investments, the fair value is primarily determined by the fund managers and is measured at NAV as a practical expedient.

Other Assets—Other assets reflected in Level 3 primarily include reinsurance recoverables which are carried at fair value and relate to the reinsurance of the Company's living benefit guarantees on certain variable annuity contracts. The methods and assumptions used to estimate the fair value are consistent with those described below under "Future Policy Benefits."

Derivative Instruments—Derivatives are recorded at fair value either as assets, within "Other invested assets" or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, commodity prices, credit spreads, market volatility, expected returns, NPR, liquidity and other factors. For derivative positions included within Level 3 of the fair value hierarchy, liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity and other specific attributes of the underlying derivative position.

The Company's exchange-traded futures and options include Treasury futures, Eurodollar futures, commodity futures, Eurodollar options and commodity options. Exchange-traded futures and options are valued using quoted prices in active markets and are classified within Level 1 in the fair value hierarchy.

The majority of the Company's derivative positions are traded in the OTC derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models that utilize actively quoted or observable market input from external market data providers, third-party pricing vendors and/or recent trading activity. The Company's policy is to use mid-market pricing in determining its best estimate of fair value. The fair values of most OTC derivatives, including interest rate and cross-currency swaps, currency forward contracts, commodity forward contracts, credit default swaps, loan commitments held for sale and TBA forward contracts on highly rated mortgage-backed securities issued by U.S. government sponsored entities are determined using discounted cash flow models. The fair values of European style option contracts are determined using Black-Scholes option pricing models. These models' key inputs include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, NPR, volatility and other factors.

The Company's cleared interest rate swaps and credit derivatives linked to an index are valued using models that utilize actively quoted or observable market inputs, including the secured overnight financing rate ("SOFR"), obtained from external market data providers, third-party pricing vendors and/or recent trading activity. These derivatives are classified as Level 2 in the fair value hierarchy.

The majority of the Company's derivative agreements are with highly rated major international financial institutions. To reflect the market's perception of its own and the counterparty's NPR, the Company incorporates additional spreads over LIBOR into the discount rate used in determining the fair value of OTC derivative assets and liabilities after netting of collateral.

Derivatives classified as Level 3 include look-back equity options and other structured products. These derivatives are valued based upon models, such as Monte Carlo simulation models and other techniques that utilize significant unobservable inputs. Level 3 methodologies are validated through periodic comparison of the Company's fair values to external broker-dealer values.

Cash Equivalents and Short-Term Investments—Cash equivalents and short-term investments include money market instruments, commercial paper and other highly liquid debt instruments. Certain money market instruments are valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in this category are generally fair valued based on market observable inputs and these investments have primarily been classified within Level 2.

Separate Account Assets—Separate account assets include mutual funds, fixed maturity securities, treasuries, equity securities, real estate and commercial mortgage loans for which values are determined consistent with similar instruments described above under "Fixed Maturity Securities," "Equity Securities" and "Commercial Mortgage and Other Loans."

Future Policy Benefits—The liability for future policy benefits is related to guarantees primarily associated with the living benefit features of certain variable annuity contracts offered by the Company's Individual Retirement Strategies segment, including guaranteed minimum accumulation benefits ("GMAB"), guaranteed withdrawal benefits ("GMWB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of these liabilities are calculated as the present value of future expected benefit payments to customers less the present value of future expected rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or asset balance, given changing capital market conditions and various actuarial assumptions. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally-developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management's judgment.

The significant inputs to the valuation models for these embedded derivatives include capital market assumptions, such as interest rate levels and volatility assumptions, the Company's market-perceived NPR, as well as actuarially determined assumptions, including contractholder behavior, such as lapse rates, benefit utilization rates, withdrawal rates, and mortality rates. Since many of these assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

Capital market inputs and actual policyholders' account values are updated each quarter based on capital market conditions as of the end of the quarter, including interest rates, equity markets and volatility. In the risk neutral valuation, the initial swap curve drives the total return used to grow the policyholders' account values. The Company's discount rate assumption was based on the SOFR swap curve, as of December 31, 2022, and the LIBOR swap curve as of December 31, 2021, and adjusted for an additional spread to reflect NPR.

Actuarial assumptions, including contractholder behavior and mortality, are reviewed at least annually, and updated based upon emerging experience, future expectations and other data, including any observable market data. These assumptions are generally updated annually unless a material change that the Company feels is indicative of a long-term trend is observed in an interim period.

Policyholders' Account Balances—The liability for policyholders' account balances is related to certain embedded derivative instruments associated with certain universal life and annuity products that provide the policyholders with the index-linked interest credited over contract specified term periods. The fair values of these liabilities are determined using discounted cash flow models which include capital market assumptions such as interest rates and equity index volatility assumptions, the Company's market-perceived NPR and actuarially determined assumptions for mortality, lapses and projected hedge costs.

As there is no observable active market for these liabilities, the fair value is determined as the present value of account balances paid to policyholders in excess of contractually guaranteed minimums using option pricing techniques for index term periods that contain deposits as of the valuation date, and the expected option cost for future index term periods, where the terms of index crediting rates have not yet been declared by the Company. Premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows are also incorporated in the fair value of these liabilities. Since the valuation of these liabilities require the use of management's judgement to determine these risk premiums and the use of unobservable inputs, these liabilities are reflected within Level 3 in the fair value hierarchy.

Capital market inputs, including interest rates and equity markets volatility, and actual policyholders' account values are updated each quarter. Actuarial assumptions are reviewed at least annually and updated based upon emerging experience, future expectations and other data, including any observable market data. Aside from these annual updates, assumptions are generally updated only if a material change is observed in an interim period that the Company believes is indicative of a long-term trend.

Other Liabilities—Other liabilities include certain derivative instruments and the contingent consideration liability associated with the acquisition of Assurance IQ. The fair values of derivative instruments are primarily determined consistent with those described above under "Derivative Instruments." For the contingent consideration liability, see Note 23 for additional information.

Notes issued by Consolidated VIEs—These notes are based on the fair values of corresponding bank loan collateral. Since the notes are valued based on reference collateral, they are classified as Level 3. See Note 4 and "Fair Value Option" below for additional information.

Quantitative Information Regarding Internally-Priced Level 3 Assets and Liabilities—The tables below present quantitative information regarding significant internally-priced Level 3 assets and liabilities:

	As of December 31, 2022						
	Fair Value	Valuation Techniques	Unobservable Inputs	Minimum	Maximum	Weighted Average	Impact of Increase in Input on Fair Value(1)
	(in millions)						
Assets:							
Corporate securities(2)(3)	$3,128	Discounted cash flow(5)	Discount rate	0.61%	20%	8.09%	Decrease
		Market comparables	EBITDA multiples(4)	2.2X	23.5X	8.3X	Increase
		Liquidation	Liquidation value	8.16%	8.25%	8.21%	Increase
Equity securities	$290	Discounted cash flow(5)	Discount rate	0.2%	20%		Decrease
		Market comparables	EBITDA multiples(4)	1X	7.5X	4.0X	Increase
		Net Asset Value	Share price	$6	$1,708	$22	Increase
Separate account assets-commercial mortgage loans(6)	$74	Discounted cash flow	Spread	1.25%	2.10%	1.44%	Decrease
Liabilities:							
Future policy benefits(7)	$4,746	Discounted cash flow	Lapse rate(9)	1%	20%		Decrease
			Spread over SOFR(10)	0.50%	2.20%		Decrease
			Utilization rate(11)	38%	95%		Increase
			Withdrawal rate		See table footnote (12) below.		
			Mortality rate(13)	0%	15%		Decrease
			Equity volatility curve	18%	26%		Increase
Policyholders' account balances(8)	$3,492	Discounted cash flow	Lapse rate(9)	1%	80%		Decrease
			Spread over SOFR(10)	0.17%	1.93%		Decrease
			Mortality rate(13)	0%	23%		Decrease
			Equity volatility curve	6%	30%		Increase
			Option Budget(14)	(2)%	6%		Increase

	As of December 31, 2021						
	Fair Value	Valuation Techniques	Unobservable Inputs	Minimum	Maximum	Weighted Average	Impact of Increase in Input on Fair Value(1)
	(in millions)						
Assets:							
Corporate securities(2)(3)	$4,800	Discounted cash flow(5)	Discount rate	0.31%	20%	5.00%	Decrease
		Market comparables	EBITDA multiples(4)	4.1X	19.2X	8.9X	Increase
		Liquidation	Liquidation value	11.31%	62.58%	55.57%	Increase
Equity securities	$277	Discounted cash flow(5)	Discount rate	0.5%	20%		Decrease
		Market comparables	EBITDA multiples(4)	1X	7.5X	4.0X	Increase
		Net Asset Value	Share price	$1	$1,498	$594	Increase
Separate account assets-commercial mortgage loans(6)	$150	Discounted cash flow	Spread	1.05%	1.98%	1.18%	Decrease
Liabilities:							
Future policy benefits(7)	$9,068	Discounted cash flow	Lapse rate(9)	1%	20%		Decrease
			Spread over LIBOR(10)	0.03%	1.14%		Decrease
			Utilization rate(11)	39%	96%		Increase
			Withdrawal rate		See table footnote (12) below.		
			Mortality rate(13)	0%	15%		Decrease
			Equity volatility curve	16%	25%		Increase
Policyholders' account balances(8)	$1,436	Discounted cash flow	Lapse rate(9)	1%	42%		Decrease
			Spread over LIBOR(10)	0.03%	1.14%		Decrease
			Mortality rate(13)	0%	23%		Decrease
			Equity volatility curve	6%	31%		Increase

(1) Conversely, the impact of a decrease in input would have the opposite impact on fair value as that presented in the table.
(2) Includes assets classified as fixed maturities available-for-sale, assets supporting experience-rated contractholder liabilities and fixed maturities, trading.
(3) Excludes notes which have been offset with the associated payables under a netting agreement.
(4) Represents multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"), and are amounts used when the Company has determined that market participants would use such multiples when valuing the investments.
(5) Includes certain investments where enterprise value is less than the amount needed to support senior and subordinated claims. These investments typically use a range of discount rates (10% to 20%), therefore presenting a range, rather than a weighted average, is a more meaningful representation of the unobservable inputs used in the valuation.
(6) Changes in the fair value of separate account assets are borne by customers and thus are offset by changes in separate account liabilities on the Company's Consolidated Statements of Financial Position. As a result, changes in value associated with these investments are not reflected in the Company's Consolidated Statements of Operations.
(7) Future policy benefits primarily represent general account liabilities for the living benefit features of the Company's variable annuity contracts which are accounted for as embedded derivatives. Since the valuation methodology for these liabilities uses a range of inputs that vary at the contract level over the cash flow projection period, presenting a range, rather than a weighted average, is a more meaningful representation of the unobservable inputs used in the valuation.
(8) Policyholders' account balances primarily represent general account liabilities for the index-linked interest credited on certain of the Company's life and annuity products that are accounted for as embedded derivatives. Since the valuation methodology for these liabilities uses a range of inputs that vary at the contract level over the cash flow projection period, presenting a range, rather than a weighted average, is a more meaningful representation of the unobservable inputs used in the valuation.
(9) Lapse rates for contracts with living benefit guarantees are adjusted at the contract level based on the in-the-moneyness of the living benefit and reflect other factors, such as the applicability of any surrender charges. Lapse rates are reduced when contracts are more in-the-money. Lapse rates for contracts with index-linked crediting guarantees may be adjusted at the contract level based on the applicability of any surrender charges, product type, and market related factors such as interest rates. Lapse rates are also generally assumed to be lower for the period where surrender charges apply. For any given contract, lapse rates vary throughout the period over which cash flows are projected for the purposes of valuing these embedded derivatives.
(10) The spread over the Secured Overnight Financing Rate ("SOFR") swap curve and the London Inter-Bank Offered Rate ("LIBOR") swap curve represents the premium added to the proxy for the risk-free rate (SOFR or LIBOR, as applicable) to reflect the Company's estimates of rates that a market participant would use to value the living benefits in both the accumulation and payout phases and index-linked interest crediting guarantees as of December 31, 2022 and 2021, respectively. This spread includes an estimate of NPR, which is the risk that the obligation will not be fulfilled by the Company. NPR is primarily estimated by utilizing the credit spreads associated with issuing funding agreements, adjusted for any illiquidity risk premium. In order to reflect the financial strength ratings of the Company, credit spreads associated with funding agreements, as opposed to credit

spread associated with debt, are utilized in developing this estimate because funding agreements, living benefit guarantees, and index-linked interest crediting guarantees are insurance liabilities and are therefore senior to debt.

(11) The utilization rate assumption estimates the percentage of contracts that will utilize the benefit during the contract duration, and begin lifetime withdrawals at various time intervals from contract inception. The remaining contractholders are assumed to either begin lifetime withdrawals immediately or never utilize the benefit. Utilization assumptions may vary by product type, tax status, and age. The impact of changes in these assumptions is highly dependent on the product type, the age of the contractholder at the time of the sale, and the timing of the first lifetime income withdrawal. Range reflects the utilization rate for the vast majority of business with living benefits.

(12) The withdrawal rate assumption estimates the magnitude of annual contractholder withdrawals relative to the maximum allowable amount under the contract. These assumptions vary based on the age of the contractholder, the tax status of the contract and the duration since the contractholder began lifetime withdrawals. As of December 31, 2022 and 2021, the minimum withdrawal rate assumption is 77% and 76% respectively. As of December 31, 2022 and 2021, the maximum withdrawal rate assumption may be greater than 100%.The fair value of the liability will generally increase the closer the withdrawal rate is to 100% and decrease as the withdrawal rate moves further away from 100%.

(13) The range reflects the mortality rates for the vast majority of business with living benefits and other contracts, with policyholders ranging from 50 to 90 years old. While the majority of living benefits have a minimum age requirement, certain other contracts do not have an age restriction. This results in contractholders with mortality rates approaching 0% for certain benefits. Mortality rates may vary by product, age, and duration. A mortality improvement assumption is also incorporated into the overall mortality table.

(14) Option budget estimates the expected long-term cost of options used to hedge exposures associated with equity price changes. The level of option budgets determines future costs of the options, which impacts the growth in account value and the valuation of embedded derivatives.

Interrelationships Between Unobservable Inputs—In addition to the sensitivities of fair value measurements to changes in each unobservable input in isolation, as reflected in the table above, interrelationships between these inputs may also exist, such that a change in one unobservable input may give rise to a change in another or multiple inputs. Examples of such interrelationships for significant internally-priced Level 3 assets and liabilities are as follows:

Corporate Securities—The rate used to discount future cash flows reflects current risk-free rates plus credit and liquidity spread requirements that market participants would use to value an asset. The discount rate may be influenced by many factors, including market cycles, expectations of default, collateral, term, and asset complexity. Each of these factors can influence discount rates, either in isolation, or in response to other factors.

Future Policy Benefits—The Company expects efficient benefit utilization and withdrawal rates to generally be correlated with lapse rates. However, behavior is generally highly dependent on the facts and circumstances surrounding the individual contractholder, such as their liquidity needs or tax situation, which could drive lapse behavior independent of other contractholder behavior assumptions. To the extent more efficient contractholder behavior results in greater in-the-moneyness at the contract level, lapse rates may decline for those contracts. Similarly, to the extent that increases in equity volatility are correlated with overall declines in the capital markets, lapse rates may decline as contracts become more in-the-money.

Changes in Level 3 Assets and Liabilities—The following tables describe changes in fair values of Level 3 assets and liabilities as of the dates indicated, as well as the portion of gains or losses included in income attributable to unrealized gains or losses related to those assets and liabilities still held at the end of their respective periods. When a determination is made to classify assets and liabilities within Level 3, the determination is based on significance of the unobservable inputs in the overall fair value measurement. All transfers are based on changes in the observability of the valuation inputs, including the availability of pricing service information that the Company can validate. Transfers into Level 3 are generally the result of unobservable inputs utilized within valuation methodologies and the use of indicative broker quotes for assets that were previously valued using observable inputs. Transfers out of Level 3 are generally due to the use of observable inputs in valuation methodologies as well as the availability of pricing service information for certain assets that the Company can validate.

	Year Ended December 31, 2022										
	Fair Value, beginning of period	Total realized and unrealized gains (losses)	Purchases	Sales	Issuances	Settlements	Other(1)	Transfers into Level 3	Transfers out of Level 3	Fair Value, end of period	Unrealized gains (losses) for assets still held(3)
	(in millions)										
Fixed maturities, available-for-sale:											
U.S. government	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
U.S. states	8	(1)	0	0	0	0	0	0	0	7	(1)
Foreign government	10	(1)	0	(1)	0	0	0	0	0	8	(1)
Corporate securities(4)	5,316	(532)	1,574	(219)	20	(874)	85	125	(1,637)	3,858	(544)
Structured securities(5)	1,986	(330)	705	(23)	0	(363)	(9)	7	(684)	1,289	(337)
Assets supporting experience-rated contractholder liabilities:											
Foreign government	0	0	0	0	0	0	0	0	0	0	0
Corporate securities(4)	0	0	0	0	0	0	0	0	0	0	0
Structured securities(5)	0	0	0	0	0	0	0	0	0	0	0
Equity securities	0	0	0	0	0	0	0	0	0	0	0
All other activity	0	0	0	0	0	0	0	0	0	0	0
Other assets:											
Fixed maturities, trading	421	(16)	45	(48)	0	(81)	(3)	1	(15)	304	(17)
Equity securities	799	(18)	52	(244)	0	(7)	(27)	73	(1)	627	(39)
Other invested assets	493	12	98	(52)	0	(11)	(1)	0	0	539	12
Short-term investments	330	(5)	28	0	0	(340)	6	0	(1)	18	(6)
Cash equivalents	70	(1)	7	0	0	(73)	(3)	0	0	0	(2)
Other assets	164	(10)	98	0	0	(12)	(64)	0	0	176	(68)
Separate account assets(6)	1,283	(215)	254	(192)	0	(67)	0	94	(76)	1,081	(211)
Liabilities:											
Future policy benefits	(9,068)	5,583	0	0	(1,019)	0	(242)	0	0	(4,746)	5,420
Policyholders' account balances(7)	(1,436)	(66)	0	0	(1,078)	0	(912)	0	0	(3,492)	67
Other liabilities	0	0	0	0	0	0	0	(1)	0	(1)	0
Notes issued by consolidated VIEs	0	0	0	0	0	0	0	0	0	0	0

	Year Ended December 31, 2022								
	Total realized and unrealized gains (losses)					Unrealized gains (losses) for assets still held(3)			
	Realized investment gains (losses), net	Other income (loss)	Interest credited to policyholders' account balances	Included in other comprehensive income (losses)	Net investment income	Realized investment gains (losses), net	Other income (loss)	Interest credited to policyholders' account balances	Included in other comprehensive income (losses)(8)
	(in millions)								
Fixed maturities, available-for-sale	$ (89)	$ 0	$ 0	$(783)	$8	$ (101)	$ 0	$ 0	$(782)
Assets supporting experience-rated contractholder liabilities	0	0	0	0	0	0	0	0	0
Other assets:									
Fixed maturities, trading	0	(16)	0	0	0	0	(17)	0	0
Equity securities	0	(18)	0	0	0	0	(39)	0	0
Other invested assets	(12)	24	0	0	0	(12)	24	0	0
Short-term investments	(5)	0	0	0	0	(6)	0	0	0
Cash equivalents	(1)	0	0	0	0	(2)	0	0	0
Other assets	(77)	0	0	67	0	(68)	0	0	0
Separate account assets(6)	0	0	(215)	0	0	0	0	(211)	0
Liabilities:									
Future policy benefits	5,583	0	0	0	0	5,423	(3)	0	0
Policyholders' account balances	(66)	0	0	0	0	67	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0
Notes issued by consolidated VIEs	0	0	0	0	0	0	0	0	0

	Year Ended December 31, 2021										
	Fair Value, beginning of period	Total realized and unrealized gains (losses)	Purchases	Sales	Issuances	Settlements	Other(1)	Transfers into Level 3	Transfers out of Level 3(2)	Fair Value, end of period	Unrealized gains (losses) for assets still held(3)
	(in millions)										
Fixed maturities, available-for-sale:											
U.S. government	$ 150	$ 0	$ 0	$(150)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
U.S. states	4	0	0	0	0	0	4	0	0	8	0
Foreign government	11	0	0	0	0	(1)	0	0	0	10	0
Corporate securities(4)	5,335	(204)	1,560	(47)	114	(1,278)	(8)	386	(542)	5,316	(258)
Structured securities(5)	543	90	1,546	(3)	0	(248)	10	1,779	(1,731)	1,986	62
Assets supporting experience-rated contractholder liabilities:											
Foreign government	19	0	0	(14)	0	(5)	0	0	0	0	0
Corporate securities(4)	482	6	17	0	0	(113)	(157)	71	(306)	0	0
Structured securities(5)	114	(5)	221	(8)	0	(38)	0	2	(286)	0	0
Equity securities	0	0	0	0	0	0	0	0	0	0	0
All other activity	20	0	1	(1)	0	(20)	0	0	0	0	0
Other assets:											
Fixed maturities, trading	243	36	50	(55)	0	(21)	161	52	(45)	421	34
Equity securities	660	117	171	(98)	0	(24)	(31)	76	(72)	799	145
Other invested assets	366	39	193	(55)	0	(50)	0	0	0	493	40
Short-term investments	177	1	783	0	0	(597)	(26)	5	(13)	330	(1)
Cash equivalents	1	(1)	82	0	0	0	(4)	0	(8)	70	(1)
Other assets	268	(74)	55	0	0	(9)	0	0	(76)	164	(44)
Separate account assets(6)	1,821	326	298	(81)	0	(30)	(615)	67	(503)	1,283	199
Liabilities:											
Future policy benefits	(18,879)	6,959	0	0	(1,322)	0	12	0	4,162	(9,068)	4,654
Policyholders' account balances(7)	(1,914)	(1,174)	0	0	(389)	0	0	1	2,040	(1,436)	(10)
Other liabilities	0	0	0	0	0	0	0	0	0	0	0
Notes issued by consolidated VIEs	0	0	0	0	0	0	0	0	0	0	0

	Year Ended December 31, 2021								
	Total realized and unrealized gains (losses)					Unrealized gains (losses) for assets still held(3)			
	Realized investment gains (losses), net	Other income (loss)	Interest credited to policyholders' account balances	Included in other comprehensive income (losses)	Net investment income	Realized investment gains (losses), net	Other income (loss)	Interest credited to policyholders' account balances	Included in other comprehensive income (losses)(8)
	(in millions)								
Fixed maturities, available-for-sale	$45	$ 0	$ 0	$(163)	$4	$ (43)	$ 0	$ 0	$(153)
Assets supporting experience-rated contractholder liabilities	0	(6)	0	0	7	0	0	0	0
Other assets:									
Fixed maturities, trading	0	36	0	0	0	0	34	0	0
Equity securities	0	117	0	0	0	0	145	0	0
Other invested assets	7	32	0	0	0	6	34	0	0
Short-term investments	0	0	0	0	1	(1)	0	0	0
Cash equivalents	(1)	0	0	0	0	(1)	0	0	0
Other assets	(113)	0	0	39	0	(44)	0	0	0
Separate account assets(6)	0	0	326	0	0	0	0	199	0
Liabilities:									
Future policy benefits	6,959	0	0	0	0	4,654	0	0	0
Policyholders' account balances	(1,174)	0	0	0	0	(10)	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0
Notes issued by consolidated VIEs	0	0	0	0	0	0	0	0	0

	Year Ended December 31, 2020								
	Total realized and unrealized gains (losses)					Unrealized gains (losses) for assets still held(3)			
	Realized investment gains (losses), net	Other income (loss)	Interest credited to policyholders' account balances	Included in other comprehensive income (losses)	Net investment income	Realized investment gains (losses), net	Other income (loss)	Interest credited to policyholders' account balances	Included in other comprehensive income (losses)(8)
					(in millions)				
Fixed maturities, available-for-sale	$(111)	$ 0	$ 0	$368	$9	$ (139)	$ 0	$ 0	$331
Assets supporting experience-rated contractholder liabilities	0	(22)	0	0	4	0	(22)	0	0
Other assets:									
Fixed maturities, trading	0	(25)	0	0	1	0	(24)	0	0
Equity securities	0	14	0	0	0	0	11	0	0
Other invested assets	0	7	0	0	0	0	7	0	0
Short-term investments	1	0	0	0	0	(1)	0	0	0
Cash equivalents	0	0	0	0	0	0	0	0	0
Other assets	87	0	0	0	0	88	0	0	0
Separate account assets(6)	0	0	143	0	0	0	0	157	0
Liabilities:									
Future policy benefits	(4,837)	0	0	0	0	(5,263)	0	0	0
Policyholders' account balances	(228)	0	0	0	0	(155)	0	0	0
Other liabilities	0	105	0	0	0	0	105	0	0
Notes issued by consolidated VIEs	0	25	0	0	0	0	25	0	0

(1) "Other," includes additional activity not allocated to the specific categories within the rollforward of Level 3 Assets and Liabilities, such as the increase in Policyholders' account balances for the period ended December 31, 2022, which is driven by embedded derivatives associated with the Company's reinsurance of index-linked annuity products held by the sold PALAC entity. See Note 1 for additional information.

(2) Transfers out of level 3 for the period ended December 31, 2021, included $218 million of corporate securities and $79 million of structured securities reclassified from Fixed maturities, available for sale to "Assets held-for-sale", and $4,162 million of Future Policy Benefits and $2,040 million of Policyholders' account balances reclassified to "Liabilities held-for-sale". See Note 1 for additional information.

(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

(4) Includes U.S. corporate public, U.S. corporate private, foreign corporate public and foreign corporate private securities.

(5) Includes asset-backed, commercial mortgage-backed and residential mortgage-backed securities.

(6) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Consolidated Statements of Financial Position.

(7) Issuances and settlements for Policyholders' account balances are presented net in the rollforward.

(8) Effective January 1, 2020, the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period were added prospectively due to adoption of ASU 2018-13. *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*.

Derivative Fair Value Information

The following tables present the balances of certain derivative assets and liabilities measured at fair value on a recurring basis, as of the date indicated, by primary underlying risks. These tables include NPR and exclude embedded derivatives and associated reinsurance recoverables. The derivative assets and liabilities shown below are included in "Other invested assets" or "Other liabilities" in the tables contained within the sections "—Assets and Liabilities by Hierarchy Level" and "—Changes in Level 3 Assets and Liabilities," above.

	As of December 31, 2022				
	Level 1	Level 2	Level 3	Netting(1)	Total
	(in millions)				
Derivative Assets:					
Interest Rate	$13	$ 9,408	$1	$	$ 9,422
Currency	0	1,711	0		1,711
Credit	0	27	0		27
Currency/Interest Rate	0	4,282	0		4,282
Equity	1	814	0		815
Other	0	0	0		0
Netting(1)				(14,802)	(14,802)
Total derivative assets	$14	$16,242	$1	$(14,802)	$ 1,455
Derivative Liabilities:					
Interest Rate	$24	$21,806	$1	$	$ 21,831
Currency	0	2,186	0		2,186
Credit	0	57	0		57
Currency/Interest Rate	0	503	0		503
Equity	2	1,774	0		1,776
Other	0	0	0		0
Netting(1)				(23,298)	(23,298)
Total derivative liabilities	$26	$26,326	$1	$(23,298)	$ 3,055

	As of December 31, 2021				
	Level 1	Level 2	Level 3	Netting(1)	Total
	(in millions)				
Derivative Assets(2):					
Interest Rate	$ 76	$12,086	$1	$	$ 12,163
Currency	0	1,108	0		1,108
Credit	0	128	0		128
Currency/Interest Rate	0	1,902	0		1,902
Equity	242	1,872	1		2,115
Other	0	0	0		0
Netting(1)				(14,150)	(14,150)
Total derivative assets	$318	$17,096	$2	$(14,150)	$ 3,266
Derivative Liabilities(2):					
Interest Rate	$ 9	$14,777	$0	$	$ 14,786
Currency	0	1,316	0		1,316
Credit	0	1	0		1
Currency/Interest Rate	0	409	0		409
Equity	11	3,069	0		3,080
Other	0	0	0		0
Netting(1)				(17,314)	(17,314)
Total derivative liabilities	$ 20	$19,572	$0	$(17,314)	$ 2,278

(1) "Netting" amounts represent cash collateral and the impact of offsetting asset and liability positions held with the same counterparty, subject to master netting agreement.

(2) Excludes "Assets held-for-sale" with fair value of $1,643 million and "Liabilities held-for-sale" with fair value of $1,503 million as of December 31, 2021. See Note 1 for additional information.

Changes in Level 3 derivative assets and liabilities—The following tables provide a summary of the changes in fair value of Level 3 derivative assets and liabilities as of the dates indicated, as well as the portion of gains or losses included in income attributable to unrealized gains or losses related to those assets and liabilities still held at the end of their respective periods:

	Year Ended December 31, 2022										
	Fair Value, beginning of period	Total realized and unrealized gains (losses) (1)	Purchases	Sales	Issuances	Settlements	Other	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	Fair Value, end of period	Unrealized gains (losses) for assets still held (1)
	(in millions)										
Net Derivative—Equity	$1	$1	$0	$(2)	$0	$0	$0	$0	$0	$0	$1
Net Derivative—Interest Rate	1	0	0	0	0	0	0	(1)	0	0	0

	Year Ended December 31, 2021										
	Fair Value, beginning of period	Total realized and unrealized gains (losses) (1)	Purchases	Sales	Issuances	Settlements	Other	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	Fair Value, end of period	Unrealized gains (losses) for assets still held (1)
	(in millions)										
Net Derivative—Equity	$0	$1	$1	$0	$0	$(1)	$0	$0	$0	$1	$1
Net Derivative—Interest Rate	0	1	0	0	0	0	0	0	0	1	1

	Year Ended December 31, 2020										
	Fair Value, beginning of period	Total realized and unrealized gains (losses) (1)	Purchases	Sales	Issuances	Settlements	Other	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	Fair Value, end of period	Unrealized gains (losses) for assets still held (1)
	(in millions)										
Net Derivative—Equity	$0	$ 0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Derivative—Interest Rate	1	(1)	0	0	0	0	0	0	0	0	0

(1) Total realized and unrealized gains (losses) as well as unrealized gains (losses) for assets still held at the end of the period are recorded in "Realized investment gains (losses), net."
(2) Transfers into or out of Level 3 are generally reported at the value as of the beginning of the quarter in which the transfers occur for any such positions still held at the end of the quarter.

Nonrecurring Fair Value Measurements—The following tables represent information for assets measured at fair value on a nonrecurring basis. The fair value measurement is nonrecurring as these assets are measured at fair value only when there is a triggering event (e.g., an evidence of impairment). Assets included in the table are those that were impaired during the respective reporting periods and that are still held as of the reporting date. The estimated fair values for these amounts were determined using significant unobservable inputs (Level 3).

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Gains (Losses):			
Mortgage servicing rights(1)	$ (1)	$ 6	$(25)
Investment real estate	$ (12)	$ (15)	$(24)
Investment in JV/LP	$(129)	$ 0	$ 0
Goodwill Impairment(2)	$(903)	$(1,060)	$ 0

	Year Ended December 31,	
	2022	2021
	(in millions)	
Carrying value after measurement as of period end		
Mortgage servicing rights(1)	$ 77	$ 75
Investment real estate(3)	$112	$ 326
Investment in JV/LP(3)	$ 64	$ 0
Goodwill(2)	$177	$1,080

(1) Mortgage servicing rights are valued using a discounted cash flow model. The model incorporates assumptions for servicing revenues, which are adjusted for expected prepayments, delinquency rates, escrow deposit income and estimated loan servicing expenses. The discount rates incorporated

into the model are determined based on the estimated returns a market participant would require for this business plus a liquidity and risk premium. This estimate includes available relevant data from any active market sales of mortgage servicing rights.

(2) The Company recognized a goodwill impairment charge for Assurance IQ in both 2022 and 2021. The fair value was determined using weighting of an income approach based on discounted cash flow valuation techniques and a market approach based on forward sales multiple of comparable publicly traded companies. The valuation in each year included unobservable inputs such as forecasted cash flows, discount rate applied, expected synergies and business growth rate assumptions under the income approach and forward market multiples of comparable peer companies and an implied control premium under the market approach. The inputs and assumptions applied are consistent with how a market participant would value Assurance IQ and the related goodwill. See Note 10 for additional information.

(3) Reported carrying values for 2022 include values as of the measurement periods of June 30, 2022 and September 30, 2022 for "Investment real estate" and June 30, 2022 for "Investment in JV/LP".

Fair Value Option

The fair value option allows the Company to elect fair value as an alternative measurement for selected financial assets and financial liabilities not otherwise reported at fair value. Such elections have been made by the Company to help mitigate volatility in earnings that result from different measurement attributes. Electing the fair value option also allows the Company to achieve consistent accounting for certain assets and liabilities. Changes in fair value are reflected in "Realized investment gains (losses), net" for commercial mortgage and other loans and "Other income (loss)" for other assets and notes issued by consolidated VIEs. Changes in fair value due to instrument-specific credit risk are estimated using changes in credit spreads and quality ratings for the period reported. Interest income on commercial mortgage and other loans is included in "Net investment income." Interest income on these loans is recorded based on the effective interest rate as determined at the closing of the loan.

The following tables present information regarding assets and liabilities where the fair value option has been elected:

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Liabilities:			
Notes issued by consolidated VIEs:			
Changes in fair value	$0	$0	$(25)

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Commercial mortgage and other loans:			
Interest income	$23	$15	$17
Notes issued by consolidated VIEs:			
Interest expense	$ 0	$ 0	$32

	Year Ended December 31,	
	2022	2021
	(in millions)	
Commercial mortgage and other loans(1):		
Fair value as of period end	$137	$1,263
Aggregate contractual principal as of period end	$136	$1,253
Other assets:		
Fair value as of period end	$ 11	$ 59

(1) As of December 31, 2022, for loans for which the fair value option has been elected, there were no loans in non-accrual status and none of the loans were more than 90 days past due and still accruing.

Fair Value of Financial Instruments

The tables below present the carrying amount and fair value by fair value hierarchy level of certain financial instruments that are not reported at fair value. The financial instruments presented below are reported at carrying value on the Company's Consolidated Statements of Financial Position. In some cases, as described below, the carrying amount equals or approximates fair value.

	December 31, 2022				
	Fair Value				Carrying Amount(2)
	Level 1	Level 2	Level 3	Total	Total
	(in millions)				
Assets:					
Fixed maturities, held-to-maturity(3)	$ 0	$ 1,455	$ 0	$ 1,455	$ 1,296
Assets supporting experience-rated contractholder liabilities	0	0	0	0	0
Commercial mortgage and other loans	0	46	52,296	52,342	56,608
Policy loans	5	0	10,041	10,046	10,046
Other invested assets	0	102	0	102	102
Short-term investments	715	89	0	804	804
Cash and cash equivalents	9,388	389	0	9,777	9,777
Accrued investment income	0	3,012	0	3,012	3,012
Other assets	48	2,929	754	3,731	3,731
Total assets	$10,156	$ 8,022	$63,091	$ 81,269	$ 85,376
Liabilities:					
Policyholders' account balances—investment contracts	$ 0	$31,665	$34,937	$ 66,602	$ 70,722
Securities sold under agreements to repurchase	0	6,589	0	6,589	6,589
Cash collateral for loaned securities	0	6,100	0	6,100	6,100
Short-term debt	0	613	164	777	775
Long-term debt(4)	550	17,324	790	18,664	19,908
Notes issued by consolidated VIEs	0	0	374	374	374
Other liabilities	0	7,970	11	7,981	7,981
Separate account liabilities—investment contracts	0	27,735	25,270	53,005	53,005
Total liabilities	$ 550	$97,996	$61,546	$160,092	$165,454

	December 31, 2021(1)				
	Fair Value				Carrying Amount(2)
	Level 1	Level 2	Level 3	Total	Total
	(in millions)				
Assets:					
Fixed maturities, held-to-maturity(3)	$ 0	$ 1,794	$ 9	$ 1,803	$ 1,514
Assets supporting experience-rated contractholder liabilities	3	7	0	10	10
Commercial mortgage and other loans	0	64	59,937	60,001	57,403
Policy loans	0	0	10,386	10,386	10,386
Other invested assets	0	81	0	81	81
Short-term investments	972	20	0	992	992
Cash and cash equivalents	7,108	521	0	7,629	7,629
Accrued investment income	0	2,855	0	2,855	2,855
Other assets	47	2,677	39	2,763	2,762
Total assets	$8,130	$ 8,019	$70,371	$ 86,520	$ 83,632
Liabilities:					
Policyholders' account balances—investment contracts	$ 0	$ 33,550	$38,831	$ 72,381	$ 71,290
Securities sold under agreements to repurchase	0	10,185	0	10,185	10,185
Cash collateral for loaned securities	0	4,251	0	4,251	4,251
Short-term debt	0	518	204	722	722
Long-term debt(4)	613	20,414	899	21,926	18,622
Notes issued by consolidated VIEs	0	0	274	274	274
Other liabilities	0	7,053	53	7,106	7,106
Separate account liabilities—investment contracts	0	28,567	24,847	53,414	53,414
Total liabilities	$ 613	$104,538	$65,108	$170,259	$165,864

(1) Excludes amounts for financial instruments reclassified to "Assets held-for-sale" of $6,936 million and "Liabilities held-for-sale" of $101,992 million. See Note 1 for additional information.
(2) Carrying values presented herein differ from those in the Company's Consolidated Statements of Financial Position because certain items within the respective financial statement captions are not considered financial instruments or out of scope under authoritative guidance relating to disclosures of the fair value of financial instruments.
(3) Excludes notes with fair value of $4,250 million (carrying amount of $4,250 million) and $5,394 million (carrying amount of $4,750 million) as of December 31, 2022 and 2021, respectively, which have been offset with the associated payables under a netting agreement.
(4) Includes notes with fair value of $12,290 million (carrying amount of $12,290 million) and $11,389 million (carrying amount of $10,691 million) as of December 31, 2022 and 2021, respectively, which have been offset with the associated receivables under a netting agreement.

The fair values presented above have been determined by using available market information and by applying market valuation methodologies, as described in more detail below.

Fixed Maturities, Held-to-Maturity

The fair values of public fixed maturity securities are generally based on prices from third-party pricing services, which are reviewed for reasonableness; however, for certain public fixed maturity securities and investments in private placement fixed maturity securities, this information is either not available or not reliable. For these public fixed maturity securities, the fair value is based on indicative broker quotes, if available, or determined using a discounted cash flow model or other internally-developed models. For private fixed maturities, fair value is determined using a discounted cash flow model. In determining the fair value of certain fixed maturity securities, the discounted cash flow model may also use unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the security.

Commercial Mortgage and Other Loans

The fair value of most commercial mortgage loans is based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate or foreign government bond rate (for non-U.S. dollar-denominated loans) plus an appropriate credit spread for loans of similar quality, average life and currency. The quality ratings for these loans, a primary determinant of the credit spreads and a significant component of the pricing process, are based on an internally-developed methodology. Certain commercial mortgage loans are valued incorporating other factors, including the terms of the loans, the relative strength of the underlying collateral, the principal exit strategies for the loans, prevailing interest rates and credit risk.

Policy Loans

The Company's valuation technique for policy loans is to discount cash flows at the current policy loan coupon rate. Policy loans are fully collateralized by the cash surrender value of underlying insurance policies. As a result, the carrying value of the policy loans approximates the fair value.

Short-Term Investments, Cash and Cash Equivalents, Accrued Investment Income and Other Assets

The Company believes that due to the short-term nature of certain assets, the carrying value approximates fair value. These assets include: certain short-term investments, which are not securities, recorded at amortized cost and include quality loans; cash and cash equivalent instruments; accrued investment income; and other assets that meet the definition of financial instruments, including receivables, such as reinsurance recoverables, unsettled trades, accounts receivable and restricted cash.

Policyholders' Account Balances—Investment Contracts

Only the portion of policyholders' account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For fixed deferred annuities, single premium endowments, payout annuities and other similar contracts without life contingencies, fair values are generally derived using discounted projected cash flows based on interest rates that are representative of the Company's financial strength ratings, and hence reflect the Company's NPR. For GICs, funding agreements, structured settlements without life contingencies and other similar products, fair values are generally derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value. For defined contribution and defined benefit contracts and certain other products, the fair value is the market value of the assets supporting the liabilities.

Securities Sold Under Agreements to Repurchase

The Company receives collateral for selling securities under agreements to repurchase, or pledges collateral under agreements to resell. Repurchase and resale agreements are also generally short-term in nature and, therefore, the carrying amounts of these instruments approximate fair value.

Cash Collateral for Loaned Securities

Cash collateral for loaned securities represents the collateral received or paid in connection with loaning or borrowing securities, similar to the securities sold under agreement to repurchase above. Due to the short-term nature of these transactions, the carrying value approximates fair value.

Debt

The fair value of short-term and long-term debt, as well as notes issued by consolidated VIEs, is generally determined by either prices obtained from independent pricing services, which are validated by the Company, or discounted cash flow models. With the exception of the notes issued by consolidated VIEs for which recourse is limited to the assets of the respective VIE and does not extend to the general credit of the Company, the fair values of these instruments consider the Company's NPR. Discounted cash flow models predominately use market observable inputs such as the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities. For commercial paper issuances and other debt with a maturity of less than 90 days, the carrying value approximates fair value.

Other Liabilities

Other liabilities are primarily payables, such as reinsurance payables, unsettled trades, drafts and accrued expense payables. Due to the short-term until settlement of most of these liabilities, the Company believes that carrying value approximates fair value.

Separate Account Liabilities—Investment Contracts

Only the portion of separate account liabilities related to products that are investment contracts are reflected in the table above. Separate account liabilities are recorded at the amount credited to the contractholder, which reflects the change in fair value of the corresponding separate account assets including contractholder deposits less withdrawals and fees; therefore, carrying value approximates fair value.

7. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in DAC as of and for the years ended December 31, are as follows:

	2022	2021	2020
	(in millions)		
Balance, beginning of period	$18,192	$19,027	$19,912
Capitalization of commissions, sales and issue expenses	2,197	2,548	2,763
Amortization—Impact of assumption and experience unlocking and true-ups	(296)	35	(36)
Amortization—All other	(2,133)	(2,132)	(2,185)
Change due to unrealized investment gains and losses	1,398	717	(379)
Foreign currency translation	(449)	(457)	142
Reclassified to “Assets held-for-sale”(1)	0	(1,197)	0
Other(2)	628	(349)	(1,190)
Balance, end of period	$19,537	$18,192	$19,027

(1) See Note 1 for additional information.
(2) 2022 primarily represents activity associated with reinsurance agreements in connection with the sale of PALAC, 2021 represents the sale of The Prudential Life Insurance Company of Taiwan Inc., and 2020 represents the sale of The Prudential Life Insurance Company of Korea, Ltd. See Note 1 for additional information regarding these dispositions.

8. VALUE OF BUSINESS ACQUIRED

The balances of and changes in VOBA as of and for the years ended December 31, are as follows:

	2022	2021	2020
	(in millions)		
Balance, beginning of period	$771	$1,103	$1,110
Amortization—Impact of assumption and experience unlocking and true-ups	(2)	5	(317)
Amortization—All other	(86)	(124)	(212)
Change due to unrealized investment gains and losses	19	67	418
Interest	15	25	56
Foreign currency translation	(95)	(90)	48
Reclassified to “Assets held-for-sale”(1)	0	(215)	0
Other	(27)	0	0
Balance, end of period	$595	$ 771	$1,103

(1) See Note 1 for additional information.

The following table provides VOBA balances for the year ended December 31, 2022:

	VOBA Balance
	(in millions)
Gibraltar Life	$571
Gibraltar BSN Life Berhad	1
Aoba Life	23
Total	$595

The following table provides estimated future amortization, net of interest, for the periods indicated:

	2023	2024	2025	2026	2027	Thereafter	Total
	(in millions)						
Estimated future VOBA amortization	$56	$51	$47	$44	$40	$357	$595

9. INVESTMENTS IN OPERATING JOINT VENTURES

The Company has made investments in certain joint ventures that are strategic in nature and are made for other than the sole purpose of generating investment income. These investments are primarily accounted for under the equity method of accounting and are included in "Other assets" in the Company's Consolidated Statements of Financial Position. The earnings from these investments are primarily included on an after-tax basis in "Equity in earnings of operating joint ventures, net of taxes" in the Company's Consolidated Statements of Operations. The summarized financial information for the Company's operating joint ventures has been included in the summarized combined financial information for all significant equity method investments shown in Note 3.

The following table sets forth information related to the Company's investments in operating joint ventures as of and for the years ended December 31:

	2022	2021(1)	2020
		(in millions)	
Investment in operating joint ventures	$1,181	$1,317	$1,394
Dividends received from operating joint ventures	$ 81	$ 116	$ 60
After-tax equity in earnings of operating joint ventures	$ (56)	$ 87	$ 96

(1) In March of 2021, the Company sold its 35% ownership stake in Pramerica SGR, an asset management joint venture within PGIM. See Note 1 for additional information regarding this disposition.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized less than $1 million, $11 million and $30 million, respectively, of asset management fee income for services the Company provided to these operating joint ventures.

10. GOODWILL AND OTHER INTANGIBLES

The changes in the carrying value of goodwill by reportable segment are as follows:

	PGIM	Assurance IQ	International Businesses	Corporate and Other	Other(1)	Total
			(in millions)			
Goodwill balance, December 31, 2019:	$254	$ 2,128	$165	$ 456	$10	$ 3,013
Foreign currency translation and other(2)	4	12	(21)	27	0	22
Goodwill balance, December 31, 2020:	258	2,140	144	483	10	3,035
Acquisitions(3)	304	0	0	0	0	304
Impairments	0	(1,060)	0	0	0	(1,060)
Foreign currency translation	(4)	0	(14)	(2)	0	(20)
Reclassified to "Assets held-for-sale"(4)	0	0	0	(455)	0	(455)
Goodwill balance, December 31, 2021:	558	1,080	130	26	10	1,804
Impairments	0	(903)	0	0	0	(903)
Foreign currency translation	(9)	0	(15)	(1)	0	(25)
Goodwill balance, December 31, 2022:	$549	$ 177	$115	$ 25	$10	$ 876

(1) Other includes goodwill balances assigned to Individual Retirement Strategies, Individual Life, and Group Insurance.
(2) The goodwill associated with Assurance IQ includes a measurement period adjustment made during 2020. The goodwill reclassification between International Businesses and Corporate and Other relates to an operation that became classified as a divested business and transferred to Corporate and Other during 2020.
(3) During 2021, PGIM completed the acquisitions of Montana Capital Partners, a European-based private equity secondaries asset manager, and Green Harvest Asset Management LLC, a separately managed account platform providing customized solutions for the high net worth market.
(4) The Full Service Retirement business was classified as a divested business and transferred to Corporate and Other, and its assets, including goodwill, were reclassified to "Assets held-for-sale" as of December 31, 2021. The sale was completed in the second quarter of 2022. See Note 1 for additional information regarding this disposition.

The Company tests goodwill for impairment annually, as of December 31, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, as discussed in further detail in Note 2.

The Company performed the annual goodwill impairment test using the quantitative approach for all reporting units at December 31, 2022. While the estimated fair value of PGIM and Gibraltar and Other, within the International Businesses segment, significantly exceeded their carrying value as of December 31, 2022, the test resulted in a $903 million pre-tax ($713 million after-tax) non-cash impairment charge, related to the goodwill assigned to Assurance IQ. In 2021, the Company recorded a $1,060 million pre-tax goodwill impairment ($837 million after-tax), also related to Assurance IQ, while the Company had no goodwill impairment in 2020.

The annual quantitative goodwill impairment test for Assurance IQ estimated the fair value of the business by weighting the results from an income approach, based on discounted cash flow valuation techniques and a market valuation approach based on a forward sales multiple. The discounted cash flow valuation incorporated projected future cash flows based on the Company's internal forecasts including expected synergies, and a range of terminal values based on an expected long-term growth rate and market-based multiples. The market approach derived the value of Assurance IQ based on comparable publicly traded companies by utilizing forward market multiples based on independent analysts' consensus estimates for each company's forecasted sales. The decline in the estimated fair value of Assurance IQ below its carrying value as of December 31, 2022 was driven mainly by revisions of the forecasted results as part of the annual strategic review of the business performed in the fourth quarter of 2022 in combination with other factors as discussed below.

The revisions of the long-term forecasts, as part of the annual strategic review of Assurance IQ in the fourth quarter of 2022 reflected lower growth rates across all product lines driven by challenges in scaling and extended expected timing of reaching sustained profitability. The long-term projections also incorporated changes in the expected terminal values and synergies to be realized and were reflective of the current and expected industry and market conditions and trends. These revisions, combined with higher discount rates, led to declines in the present value of the projected cash flows and the estimated fair value of Assurance under the income approach, consistent with how a market participant would assess the outlook of the business. The fair value of Assurance IQ as of December 31, 2022 was also negatively impacted by the market approach where decreased peer valuations resulted in lower forward sales multiples applied to revenue levels reflecting lower growth rates. The combination of all these factors caused the estimated fair value of Assurance IQ to decline below its carrying value as of December 31, 2022 and resulted in a non-cash goodwill impairment charge of $903 million pre-tax, or $713 million after-tax.

Estimating the fair value of reporting units is a subjective process that involves the use of significant estimates by management. For all reporting units tested, unanticipated changes in business performance or regulatory environment, market declines or other events impacting the fair value of these businesses, including changes in market multiples, discount rates, and growth rates assumptions or increases in the level of equity required to support these businesses, could cause additional goodwill impairment charges in future periods.

Other Intangibles

Other intangible balances at December 31, are as follows:

	2022			2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(in millions)			
Subject to amortization:						
Mortgage servicing rights	$882	$(569)	$313	$864	$(543)	$321
Customer relationships	202	(146)	56	308	(194)	114
Software and other	199	(111)	88	200	(84)	116
Not subject to amortization	61	N/A	61	68	N/A	68
Total(1)			$518			$619

(1) Includes "Assets held-for-sale" of $39 million as of December 31, 2021. The sale was completed in the second quarter of 2022. See Note 1 for additional information regarding this disposition.

The fair values of net mortgage servicing rights were $316 million and $324 million at December 31, 2022 and 2021, respectively. Amortization expense for other intangibles was $104 million, $110 million and $102 million for the years ending December 31, 2022, 2021 and 2020, respectively. The amortization expense amounts for 2022, 2021 and 2020 do not include impairments recorded for mortgage servicing rights or other intangibles. See the nonrecurring fair value measurements section of Note 6 for additional information regarding these impairments.

The following table provides estimated future amortization for the periods indicated:

	2023	2024	2025	2026	2027
			(in millions)		
Estimated future amortization expense of other intangibles	$86	$80	$69	$45	$41

11. LEASES

The Company occupies leased office space and other facilities in many locations under various long-term leases and has entered into numerous leases covering the long-term use of computers and other equipment. The leases, depending on their specific terms, are classified as either operating or finance with the vast majority of leases falling under the operating classification. The leases in the Company's portfolio have remaining lease terms from less than one year to 26 years, some of which include options to extend the leases for up to 20 years, and some of which include options to terminate the leases within 3 years. An analysis of all economic and non-economic factors associated with leases containing certain options, including factors such as the existence of cancellation penalties, leasehold improvements made to the underlying assets and location of the underlying assets, is conducted to determine whether those leases are reasonably certain to renew, and hence, should be included in the lease term that is used to establish the right-of-use assets and lease liabilities for those arrangements.

The Company does not have residual guarantees associated with its lessee arrangements, nor are there any restrictions or covenants associated with its lease arrangements.

Lessee

Supplemental balance sheet information related to leases where the Company is the lessee is included below. Right-of-use assets and lease liabilities are included within "Other assets" and "Other liabilities" respectively.

	December 31,	
	2022	2021
	($ in millions)	
Operating Leases:		
Right-of-use assets	$ 340	$ 395
Lease liabilities	$ 370	$ 432
Weighted average remaining lease term	5 years	6 years
Weighted average discount rate	2.42%	2.25%

Maturities of operating lease liabilities are as follows:

	December 31, 2022
	(in millions)
2023	$116
2024	105
2025	67
2026	34
2027	23
Thereafter	57
Total lease payments	402
Less imputed interest	(32)
Total	$370

As of December 31, 2022, the Company has an additional $190 million of payments on operating leases that have not yet commenced, primarily for properties to be used by various domestic operations. These operating leases will commence between 2023 and 2025 with lease terms from 2 years to 15 years.

Lease expense is included in "General and administrative expenses," which consisted of operating lease and short-term costs. Operating lease costs were $133 million, $153 million, and $156 million for the years ended December 31, 2022, 2021, and 2020, respectively. Short-term lease costs were $80 million, $96 million, and $104 million for the years ended December 31, 2022, 2021, and 2020, respectively. Short-term lease costs relate to those leases with terms of twelve months or less that do not include an option to purchase the underlying asset that is reasonably certain of exercise.

Lessor

The Company directly owns certain real estate properties that are primarily reported within the investment portfolio. Such real estate is leased to third-parties, with the Company serving as the lessor. The terms of the leases vary depending on property type (e.g., commercial or residential). In most cases, the lessee has an option to renew the lease contract based on market rates but does not have an option to purchase the property. The terms of the leases may also include provisions for the use of common areas. Such non-lease components are not separately accounted for by the Company, as a result of applying a practical expedient. Lease income included in "Net investment income" were $85 million, $100 million, and $141 million for the years ended December 31, 2022, 2021, and 2020, respectively. Lease income included in "Other income" were $12 million, $15 million, and $20 million for the years ended December 31, 2022, 2021, and 2020, respectively.

12. POLICYHOLDERS' LIABILITIES

Future Policy Benefits

Future policy benefits at December 31 for the years indicated are as follows:

	2022	2021
	(in millions)	
Life insurance	$179,677	$188,777
Individual and group annuities and supplementary contracts	83,154	77,779
Other contract liabilities	18,369	25,695
Included in "Liabilities held-for-sale"(1)	0	(4,662)
Subtotal future policy benefits excluding unpaid claims and claim settlement expenses	281,200	287,589
Unpaid claims and claim settlement expenses	3,252	3,195
Total future policy benefits	$284,452	$290,784

(1) The sale was completed in the second quarter of 2022. See Note 1 for additional information regarding this disposition.

Life insurance liabilities include reserves for death, endowment, and other policy benefits. Individual and group annuities and supplementary contracts liabilities include reserves for life contingent individual immediate annuities and life contingent group annuities. Other contract liabilities include liabilities for variable annuity living benefit guarantees and certain other reserves for long-term care, group, annuities and individual life and health products.

Future policy benefits for individual participating traditional life insurance are based on the net level premium method, calculated using the guaranteed mortality and nonforfeiture interest rates which range from 2.5% to 7.5%. Participating insurance represented 2% and 2% of direct individual life insurance in force as of December 31, 2022 and 2021, respectively, and 10%, 10%, and 10% of direct individual life insurance premiums for 2022, 2021, and 2020, respectively.

Future policy benefits for individual non-participating traditional life insurance policies, group life polices, group and individual long-term care policies and individual health insurance policies are generally equal to the present value of future benefit payments and related expenses, less the present value of future net premiums. Assumptions as to mortality, morbidity and persistency are based on the Company's experience, industry data, and/or other factors, when the basis of the reserve is established. Interest rates used in the determination of the present values range from (0.1)% to 7.8%.

Future policy benefits for individual and group annuities and supplementary contracts with life contingencies are generally equal to the present value of expected future payments. Assumptions as to mortality are based on the Company's experience, industry data, and/or other factors, when the basis of the reserve is established. The interest rates used in the determination of the present values range from (0.2)% to 12.1%; less than 1% of the reserves are based on an interest rate in excess of 8%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience, except for example, certain group insurance coverages for which future policy benefits are equal to gross unearned premium reserves. The interest rates used in the determination of the present values range from 0.8% to 6.5%.

The Company's liability for future policy benefits is also inclusive of liabilities for guaranteed benefits related to certain long-duration life and annuity contracts. Liabilities for guaranteed benefits with embedded derivative features are primarily in "other contract liabilities" in the table above. The remaining liabilities for guaranteed benefits are primarily reflected with the underlying contract in the table above. See Note 13 for additional information regarding liabilities for guaranteed benefits related to certain long-duration life and annuity contracts.

Reserves for recognizing a premium deficiency included in "Future policy benefits" are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses. Additionally, in certain instances the policyholder liability for a particular line of business may not be deficient in the aggregate to trigger loss recognition, but the pattern of earnings may be such that profits are expected to be recognized in earlier years followed by losses in later years. In these situations, accounting standards require that an additional PFL liability be recognized by an amount necessary to sufficiently offset the losses that would be recognized in later years. Premium deficiencies have been recognized in the past for the group single premium annuity business, which consists of limited-payment, long-duration traditional, non-participating annuities; structured settlements; single premium immediate annuities with life contingencies; long-term care; certain individual health policies; and certain interest-sensitive life products.

The Company's liability for future policy benefits is also inclusive of liabilities for claims reserves and unpaid claims and claim settlement expenses. Unpaid claims and claim settlement expenses primarily reflect the Company's present value of future disability claim payments and expenses as well as estimates of claims incurred but not yet reported as of the balance sheet date related to group disability products. Unpaid claim liabilities that are discounted use interest rates ranging from 1.8% to 6.4%. Claims reserves for claims reported but not yet paid and claims incurred but not yet reported are primarily reflected with the underlying contract in the table above.

Policyholders' Account Balances

Policyholders' account balances at December 31 for the years indicated are as follows:

	2022	2021
	(in millions)	
Individual annuities	$ 53,733	$ 52,230
Group annuities	2,002	30,400
Guaranteed investment contracts and guaranteed interest accounts	12,927	13,717
Funding agreements	7,705	6,023
Interest-sensitive life contracts	41,235	41,283
Dividend accumulation and other deposit type funds	18,000	18,894
Included in "Liabilities held-for-sale"(1)	0	(39,914)
Total policyholders' account balances	$135,602	$122,633

(1) The sale was completed in the second quarter of 2022. See Note 1 for additional information regarding this disposition.

Policyholders' account balances primarily represent an accumulation of account deposits plus credited interest less withdrawals, expense charges and mortality charges, if applicable. These policyholders' account balances also include provisions for benefits under non-life contingent payout annuities and certain unearned revenues. Policyholders' account balances also include amounts representing the fair value of embedded derivative instruments associated with the index-linked features of certain universal life and annuity products. See Note 6 for additional information regarding the fair value of these embedded derivative instruments. Included in "Funding agreements" at December 31, 2022 and 2021 are $5,064 million and $4,959 million, respectively, related to the Company's Funding Agreement Notes Issuance Program ("FANIP"). Under this program, which has a maximum authorized amount of $15 billion of medium-term notes and $3 billion of commercial paper, Delaware statutory trusts issue short-term commercial paper and/or medium-term notes to investors that are secured by funding agreements issued to the trusts by PICA. The outstanding commercial paper and notes have fixed or floating interest rates that range from 0.0% to 3.5% and original maturities ranging from three months to five years. Included in the amounts at December 31, 2022 and 2021 are funding agreements which secure the medium-term note liability, which are carried at amortized cost, of $2,968 million and $3,117 million, respectively, and short-term note liability of $2,130 million and $1,847 million, respectively.

Also included in "Funding agreements" are collateralized funding agreements issued to the Federal Home Loan Bank of New York ("FHLBNY") at December 31, 2022 and 2021 totaling $2,628 million and $1,050 million, respectively. These obligations, which are carried at amortized cost, have fixed interest rates that range from 1.925% to 4.510% and original maturities ranging from nine months to seven years. For additional details on the FHLBNY program, see Note 17.

Interest crediting rates range from 0% to 6.3% for interest-sensitive life contracts and from 0% to 34.8% for contracts other than interest-sensitive life. Less than 1% of policyholders' account balances have interest crediting rates in excess of 8%.

13. CERTAIN LONG-DURATION CONTRACTS WITH GUARANTEES

The Company issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issued variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than total deposits made to the contract adjusted for any partial withdrawals ("return of net deposits"). In certain of these variable annuity contracts, the Company also contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return ("minimum return"), and/or (2) the highest contract value on a specified date adjusted for any withdrawals ("contract value"). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period and withdrawal and income benefits payable during specified periods. The Company also issues annuity contracts and single premium life contracts with market value adjusted investment options ("MVAs"). Annuity contracts and single premium life contracts with MVAs provide for a return of principal plus a fixed rate of return if held-to-maturity, or, alternatively, a "market adjusted value" if surrendered prior to maturity or if funds are reallocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable. The Company also issues fixed deferred, fixed index, and immediate annuity contracts that have a guaranteed credited rate, annuity benefit, and withdrawal benefit. The Company also issues indexed variable annuity contracts for which the return is tied to the return of specific indices where the Company contractually guarantees to the contractholder a return of no less than total deposits made to the contract adjusted for any partial withdrawals upon death. In certain of these indexed variable annuity contracts, the Company also contractually guarantees to the contractholder withdrawal benefits payable during specific periods.

In addition, the Company issues certain variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no-lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options.

The assets supporting the variable portion of all variable annuities are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits" or "Realized investment gains (losses), net."

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including fixed income and equity market returns, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including fixed income and equity market returns, timing of annuitization, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at withdrawal, the net amount at risk is generally defined as the present value of the minimum guaranteed withdrawal payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is generally defined as the guaranteed minimum accumulation balance minus the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, interest rates, market volatility and contractholder behavior.

The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. The liabilities related to the net amount at risk are reflected within "Future policy benefits." As of December 31, 2022 and 2021, the Company had the following guarantees associated with these contracts, by product and guarantee type:

	December 31, 2022		December 31, 2021	
	In the Event of Death	At Annuitization / Accumulation(1)	In the Event of Death	At Annuitization / Accumulation(1)
	($ in millions)			
Annuity Contracts				
Return of net deposits				
Account value	$ 79,780	$ 13	$132,811	$ 16
Net amount at risk	$ 1,010	$ 0	$ 200	$ 0
Average attained age of contractholders	70 years	76 years	69 years	76 years
Minimum return or contract value				
Account value	$ 19,163	$ 88,476	$ 30,527	$ 147,924
Net amount at risk	$ 4,733	$ 9,338	$ 2,055	$ 3,509
Average attained age of contractholders	71 years	70 years	71 years	69 years
Average period remaining until earliest expected annuitization	N/A	0.05 years	N/A	0.20 years

(1) Includes income and withdrawal benefits.

	December 31,	
	2022	2021
	In the Event of Death	
	($ in millions)	
Variable Life, Variable Universal Life and Universal Life Contracts		
Separate account value	$ 7,951	$ 9,844
General account value	$ 19,714	$ 19,789
Net amount at risk	$230,944	$223,587
Average attained age of contractholders	57 years	57 years

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

	December 31,	
	2022	2021
	(in millions)	
Equity funds	$47,415	$ 95,594
Bond funds	43,070	59,241
Money market funds	3,103	4,812
Total	$93,588	$159,647

In addition to the amounts invested in separate account investment options above, $5,354 million at December 31, 2022, and $7,159 million at December 31, 2021, of account balances of variable annuity contracts with guarantees, inclusive of contracts with MVA features, were invested in general account investment options. For the years ended December 31, 2022, 2021 and 2020, there were no transfers of assets, other than cash, from the general account to any separate account, and accordingly no gains or losses recorded.

Liabilities for Guarantee Benefits

The table below summarizes the changes in general account liabilities for guarantees. The liabilities for GMDB and GMIB are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits." GMAB, GMWB and GMIWB are accounted for as embedded derivatives and are recorded at fair value within "Future policy benefits." Changes in the fair value of these derivatives, including changes in the Company's own risk of non-performance, along with any fees attributed or payments made relating to the derivative, are recorded in "Realized investment gains (losses), net." See Note 6 for additional information regarding the methodology used in determining the fair value of these embedded derivatives. The Company maintains a portfolio of derivative investments that serve as a partial hedge of the risks associated with these products, for which the changes in fair value are also recorded in "Realized investment gains (losses), net." This portfolio of derivative investments does not qualify for hedge accounting treatment under U.S. GAAP. Additionally, the Company externally reinsures the guaranteed benefit features associated with certain contracts. See Note 14 for further information regarding the external reinsurance arrangement.

	GMDB		GMIB	GMAB/GMWB/ GMIWB
	Variable Life, Variable Universal Life and Universal Life	Annuity	Annuity	Annuity
		(in millions)		
Balance at December 31, 2019	$ 7,602	$ 753	$355	$12,831
Incurred guarantee benefits(1)	1,389	162	12	6,103
Paid guarantee benefits	(126)	(89)	(4)	0
Change in unrealized investment gains and losses	721	38	(8)	0
Other(2)(3)	(77)	(1)	13	(53)
Balance at December 31, 2020	9,509	863	368	18,881
Incurred guarantee benefits(1)	1,076	10	(24)	(5,638)
Paid guarantee benefits	(189)	(70)	0	0
Change in unrealized investment gains and losses	(326)	(55)	(17)	0
Reclassified to "Liabilities held-for-sale"(4)	0	(216)	(5)	(4,163)
Other(2)(5)	(9)	0	(89)	(12)
Balance at December 31, 2021	10,061	532	233	9,068
Incurred guarantee benefits(1)	2,274	155	(14)	(5,331)
Paid guarantee benefits	(201)	(95)	(1)	0
Change in unrealized investment gains and losses	(2,529)	(10)	(13)	0
Other(2)(4)	(9)	9	(27)	1,009
Balance at December 31, 2022	$ 9,596	$ 591	$178	$ 4,746

(1) Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be derivatives.
(2) Other includes foreign currency translation.
(3) Includes the impact from the sale of POK.
(4) Primarily represents activity associated with reinsurance agreements in connection with the sale of PALAC in 2022. See Note 1 for additional information regarding this disposition.
(5) Includes the impact from the sale of POT.

The GMDB, which includes the liability for no-lapse guarantees, and GMIB liability are established when associated assessments (which include all policy charges including charges for administration, mortality, expense, surrender, and other, regardless of how characterized) are recognized. This liability is established using current best estimate assumptions and is based on the ratio of the present value of total expected excess payments (e.g., payments in excess of account value) over the life of the contract divided by the present value of total expected assessments (i.e., benefit ratio). The liability equals the current benefit ratio multiplied by cumulative assessments recognized to date, plus interest, less cumulative excess payments to date. Similar to as described above for DAC, the reserves are subject to adjustments based on annual reviews of assumptions and quarterly adjustments for experience, including market performance. These adjustments reflect the impact on the benefit ratio of using actual historical experience from the issuance date to the balance sheet date plus updated estimates of future experience. The updated benefit ratio is then applied to all prior periods' assessments to derive an adjustment to the reserve recognized through a benefit or charge to current period earnings.

The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The most significant of the Company's GMAB features are the guaranteed return option features, which includes an automatic rebalancing element that reduces the Company's exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments in excess of the account balance less the present value of future expected rider fees attributable to the embedded derivative feature.

The GMWB features provide the contractholder with access to a guaranteed remaining balance if the account value is reduced to zero through a combination of market declines and withdrawals. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of the account value or cumulative deposits when withdrawals commence, less cumulative withdrawals. The contractholder also has the option, after a specified time period, to reset the guaranteed remaining balance to the then current account value, if greater. The contractholder accesses the guaranteed remaining balance through payments over time, subject to maximum annual limits. The GMWB liability is calculated as the present value of future expected payments to customers less the present value of future expected rider fees attributable to the embedded derivative feature.

The GMIWB features, taken collectively, provide a contractholder two optional methods to receive guaranteed minimum payments over time, a "withdrawal" option or an "income" option. The withdrawal option (which was available under only one of the GMIWBs and is no longer offered) guarantees that a contractholder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The income option (which varies among the Company's GMIWBs) in general guarantees the contractholder the ability to withdraw an amount each year for life (or for joint lives, in the case of any spousal version of the benefit) where such amount is equal to a percentage of a protected value under the benefit. The contractholder also has the potential to increase this annual amount, based on certain subsequent increases in account value that may occur. The GMIWB can be elected by the contractholder upon issuance of an appropriate deferred variable annuity contract or at any time following contract issue prior to annuitization. Certain GMIWB features include an automatic rebalancing element that reduces the Company's exposure to these guarantees. The GMIWB liability is calculated as the present value of future expected payments to customers less the present value of future expected rider fees attributable to the embedded derivative feature.

Sales Inducements

The Company defers sales inducements and amortizes them over the anticipated life of the policy using the same methodology and assumptions used to amortize DAC. DSI is included in "Other assets." The Company has offered various types of sales inducements including: (1) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit; (2) additional credits after a certain number of years a contract is held; and (3) enhanced interest crediting rates that are higher than the normal general account interest rate credited in certain product lines. Changes in DSI, reported as "Interest credited to policyholders' account balances," are as follows:

	Sales Inducements
	(in millions)
Balance at December 31, 2019	$ 935
Capitalization	1
Amortization—Impact of assumption and experience unlocking and true-ups	104
Amortization—All other	(166)
Change in unrealized investment gains and losses	(54)
Balance at December 31, 2020	820
Capitalization	1
Amortization—Impact of assumption and experience unlocking and true-ups	40
Amortization—All other	(166)
Change in unrealized investment gains and losses	76
Reclassified to "Assets held-for-sale"(1)	(295)
Other(2)	(2)
Balance at December 31, 2021	474
Capitalization	1
Amortization—Impact of assumption and experience unlocking and true-ups	(87)
Amortization—All other	(92)
Change in unrealized investment gains and losses	21
Other(1)	49
Balance at December 31, 2022	$ 366

(1) Primarily represents activity associated with reinsurance agreements in connection with the sale of PALAC in 2022. See Note 1 for additional information regarding this disposition.
(2) Represents the impact from the sale of POT.

14. REINSURANCE

The Company participates in reinsurance with third parties primarily to provide additional capacity for future growth, limit the maximum net loss potential arising from large risks and acquire or dispose of businesses.

Effective April 2022, in connection with the sale of the Full Service Retirement business, the Company entered into separate agreements with external counterparties, Great-West and Great-West Life & Annuity Insurance Company of New York, to reinsure a portion of its Full Service Retirement business. The Company ceded 100% of separate account liabilities under modified coinsurance and 100% of general account liabilities under coinsurance of its Full Service Retirement business. The Company's Full Service Retirement business consists of market value and stable value separate accounts as well as general account products, including stable value accumulation funds and a stable value wrap product known as a synthetic guaranteed investment contract. The majority of these products are considered investment contracts as they do not contain significant insurance risk; therefore, the reinsurance of such products are accounted for under deposit accounting. The reinsurance agreement offers the policyholders the opportunity to novate their contracts from the Company to Great-West and any such novated contracts shall cease to be reinsured under this agreement.

Effective April 2022, in connection with the sale of the PALAC legal entity, the Company entered into a reinsurance agreement with Fortitude Life Insurance and Annuity Company ("FLIAC") under which the Company assumed all its indexed variable annuities. The reinsurance of the indexed variable annuities transfers all significant risks, including mortality risk, embedded in the reinsured contracts. As a result of the agreement, reinsurance recoverables includes the assumed modified coinsurance agreement, which reflects the value of the invested assets retained by FLIAC and the associated asset returns. The Company also assumed all of FLIAC's fixed indexed annuities with a guaranteed lifetime withdrawal income feature, which are accounted for under deposit accounting. The reinsurance agreement offers the policyholders the opportunity to novate their contracts from FLIAC to the Company and any such novated contracts shall cease to be reinsured under this agreement.

Effective April 1, 2015, the Company entered into an agreement with Union Hamilton Reinsurance, Ltd. ("Union Hamilton") an external counterparty, to reinsure approximately 50% of the Prudential Premier® Retirement Variable Annuity with Highest Daily Lifetime Income ("HDI") v.3.0 business, a guaranteed benefit feature. This reinsurance agreement covered most new HDI v.3.0 variable annuity business issued between April 1, 2015 and December 31, 2016 on a quota share basis, with Union Hamilton's cumulative quota share amounting to $2.9 billion of new rider premiums as of December 31, 2016. Reinsurance on business subject to this agreement remains in force for the duration of the underlying annuity contracts. New sales subsequent to December 31, 2016 are not covered by this external reinsurance agreement. This reinsurance agreement is accounted for as an embedded derivative.

In January 2013, the Company acquired the Hartford Life Business through reinsurance transactions with three subsidiaries of Hartford Financial Services Group, Inc. ("Hartford Financial"). Under the related agreements, the Company provided reinsurance for approximately 700,000 life insurance policies with net retained face amount in force of approximately $141 billion. The Company acquired the general account business through a coinsurance arrangement and, for certain types of general account policies, a modified coinsurance arrangement. The Company acquired the separate account business through a modified coinsurance arrangement. In May 2018, Hartford Financial sold a group of operating subsidiaries, which included two of the Company's counterparties to these reinsurance arrangements, to Talcott Resolution Life Insurance Company ("Talcott Resolution"). Talcott Resolution was acquired by Sixth Street in July 2021. There was no impact to the terms, rights or obligations of the Company, or operation of these reinsurance arrangements, as a result of these changes in control of such counterparties.

Since 2011, the Company has entered into a number of reinsurance agreements to assume pension liabilities in the United Kingdom. Under these arrangements, the Company assumes the longevity risk, and in some arrangements, also the investment risk associated with the pension benefits of certain specified beneficiaries.

In 2006, the Company acquired the variable annuity business of The Allstate Corporation ("Allstate") through a reinsurance transaction. The reinsurance arrangements with Allstate include a coinsurance arrangement associated with the general account liabilities assumed and a modified coinsurance arrangement associated with the separate account liabilities assumed. The reinsurance payable, which represents the Company's obligation under the modified coinsurance arrangement, is netted with the reinsurance receivable in the Consolidated Statements of Financial Position. During the fourth quarter of 2021, Allstate sold the two counterparties to the aforementioned variable annuity reinsurance transaction to third parties. There was no impact to the terms, rights or obligations of the Company, or operation of these reinsurance arrangements, as a result of this change in control of such counterparties.

For the domestic business, life and disability reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term, per person excess, excess of loss, and coinsurance. On policies sold since 2000, the Company has reinsured a significant portion of the individual life mortality risk. Placement of reinsurance is accomplished primarily on an automatic basis with some specific risks reinsured on a facultative basis. The Company is authorized and has historically retained up to $30 million per life, but reduced its operating retention limit to $20 million per life in 2013 and then down to $10 million per life for new business starting in 2020. Retention in excess of the operating limit is on an exception basis.

The international business primarily uses reinsurance to obtain experience with respect to certain new product offerings and to a lesser extent, to mitigate mortality risk for certain protection products and for capital management purposes.

Reinsurance amounts included in the Consolidated Statements of Operations for premiums, policy charges and fee income, and policyholders' benefits for the years ended December 31, are as follows:

	2022	2021	2020
		(in millions)	
Direct premiums	$36,193	$31,623	$29,091
Reinsurance assumed	4,129	5,581	4,336
Reinsurance ceded	(2,303)	(2,377)	(2,287)
Premiums	$38,019	$34,827	$31,140
Direct policy charges and fee income	$ 4,875	$ 5,261	$ 5,341
Reinsurance assumed	1,247	1,204	1,192
Reinsurance ceded	(548)	(521)	(504)
Policy charges and fee income	$ 5,574	$ 5,944	$ 6,029
Direct policyholders' benefits	$41,148	$34,861	$32,514
Reinsurance assumed	5,913	7,024	5,659
Reinsurance ceded	(3,574)	(3,427)	(3,114)
Policyholders' benefits	$43,487	$38,458	$35,059

Reinsurance recoverables at December 31, are as follows:

	2022	2021
	(in millions)	
Individual and group annuities(1)	$2,074	$ 185
Life insurance(2)	6,422	6,770
Other reinsurance	387	396
Total reinsurance recoverables(3)(4)	$8,883	$7,351

(1) Primarily represents reinsurance recoverables established under the reinsurance agreement with FLIAC in which the Company assumed all its indexed variable annuities of $1,986 million as of December 31, 2022. Also includes reinsurance recoverables established under the reinsurance agreement with Union Hamilton related to the ceding of certain embedded derivative liabilities associated with the Company's guaranteed benefits of $24 million and $110 million as of December 31, 2022 and 2021, respectively.
(2) Includes reinsurance recoverables established under the reinsurance arrangements associated with the acquisition of the Hartford Life Business of $1,943 million and $2,178 million as of December 31, 2022 and 2021, respectively. The Company has also recorded reinsurance payables related to the Hartford Life Business acquisition of $1,188 million and $1,341 million as of December 31, 2022 and 2021, respectively.
(3) Net of $(15) million and $(10) million of loss allowance as of December 31, 2022 and 2021, respectively.
(4) Excludes reinsurance recoverables of $30 million related to "Asset held-for-sale" operations as of December 31, 2021. See Note 1 for additional information.

Excluding the reinsurance recoverables associated with the acquisition of the Hartford Life Business, four major reinsurance companies account for approximately 64% of the reinsurance recoverables as of December 31, 2022. The Company periodically reviews the financial condition of its reinsurers, amounts recoverable therefrom, and unearned reinsurance premium, in order to reduce its exposure to loss from reinsurer insolvencies. Any expected credit losses are reflected in the CECL allowance, after considering any collateral the Company obtained in the form of a trust, letter of credit, or funds withheld arrangement. See Note 2 for additional details regarding CECL. Under the Company's international longevity reinsurance transactions, the Company obtains collateral from its counterparties to mitigate counterparty default risk.

15. CLOSED BLOCK

On December 18, 2001, the date of demutualization, PICA established a closed block for certain in-force participating insurance policies and annuity products, along with corresponding assets used for the payment of benefits and policyholders' dividends on these products, (collectively the "Closed Block"), and ceased offering these participating products. The recorded assets and liabilities were allocated to the Closed Block at their historical carrying amounts. The Closed Block forms the principal component of the Closed Block division. See Note 22 for financial information regarding the Closed Block. The insurance policies and annuity contracts comprising the Closed Block are managed in accordance with the Plan of Reorganization approved by the New Jersey Department of Banking and Insurance ("NJDOBI") on December 18, 2001, and PICA is directly obligated for the insurance policies and annuity contracts in the Closed Block.

The policies included in the Closed Block are specified individual life insurance policies and individual annuity contracts that were in force on the date of demutualization and for which PICA is currently paying or expects to pay experience-based policy dividends. Assets have been allocated to the Closed Block in an amount that has been determined to produce cash flows which, together with revenues from policies included in the Closed Block, are expected to be sufficient to support obligations and liabilities relating to these policies, including provision for payment of benefits, certain expenses and taxes and to provide for continuation of the policyholder dividend scales in effect in 2000, assuming experience underlying such scales continues. To the extent that, over time, cash flows from the assets allocated to the Closed Block and claims and other experience related to the Closed Block are, in the aggregate, more or less favorable than what was assumed when the Closed Block was established, total dividends paid to Closed Block policyholders may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect in 2000 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to Closed Block policyholders and will not be available to shareholders. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from PICA's assets outside of the Closed Block. The Closed Block will continue in effect as long as any policy in the Closed Block remains in force unless, with the consent of the New Jersey insurance regulator, it is terminated earlier.

The excess of Closed Block liabilities over Closed Block assets at the date of the demutualization (adjusted to eliminate the impact of related amounts in AOCI) represented the estimated maximum future earnings at that date from the Closed Block expected to result from operations attributed to the Closed Block after income taxes. In establishing the Closed Block, the Company developed an actuarial calculation of the timing of such maximum future earnings. If actual cumulative earnings of the Closed Block from inception through the end of any given period are greater than the expected cumulative earnings, only the expected earnings will be recognized in income. Any excess of actual cumulative earnings over expected cumulative earnings will represent undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation. The policyholder dividend obligation represents amounts to be paid to Closed Block policyholders as an additional policyholder dividend unless otherwise offset by future Closed Block performance that is less favorable than originally expected. If the actual cumulative earnings of the Closed Block from its inception through the end of any given period are less than the expected cumulative earnings of the Closed Block, the Company will recognize only the actual earnings in income.

As of December 31, 2022, the Company recognized a policyholder dividend obligation of $3,207 million to Closed Block policyholders for the excess of actual cumulative earnings over expected cumulative earnings; however, due to accumulated net unrealized investment losses in excess of this amount, the policyholder dividend obligation balance as of December 31, 2022 was reduced to zero. At December 31, 2021, the Company recognized a policyholder dividend obligation of $4,387 million, to Closed Block policyholders for the excess of actual cumulative earnings over the expected cumulative earnings. Additionally, accumulated net unrealized investment gains (losses) were reflected as a policyholder dividend obligation of $3,640 million at December 31, 2021, with a corresponding amount reported in AOCI.

In December of each year, PICA's Board of Directors takes actions to either increase, continue, or decrease the dividend scale that was in effect on Closed Block policies. These actions taken resulted in decreases of approximately $147 million and $68 million for the years ended December 31, 2020 and 2021, respectively, and an increase of $30 million for the year ended December 31, 2022, in the liability for policyholders' dividends recognized.

Closed Block liabilities and assets designated to the Closed Block at December 31, as well as maximum future earnings to be recognized from these liabilities and assets, are as follows:

	2022	2021
	(in millions)	
Closed Block liabilities		
Future policy benefits	$44,433	$45,596
Policyholders' dividends payable	617	616
Policyholders' dividend obligation	0	8,027
Policyholders' account balances	4,607	4,737
Other Closed Block liabilities	3,495	3,107
Total Closed Block liabilities	53,152	62,083
Closed Block assets		
Fixed maturities, available-for-sale, at fair value	29,898	38,160
Fixed maturities, trading, at fair value	900	1,137
Equity securities, at fair value	1,733	2,288
Commercial mortgage and other loans	7,926	8,241
Policy loans	3,637	3,815
Other invested assets	4,254	4,358
Short-term investments	337	557
Total investments	48,685	58,556
Cash and cash equivalents	1,307	451
Accrued investment income	402	392
Other Closed Block assets	162	137
Total Closed Block assets	50,556	59,536
Excess of reported Closed Block liabilities over Closed Block assets	2,596	2,547
Portion of above representing accumulated other comprehensive income (loss):		
Net unrealized investment gains (losses)	(3,458)	3,535
Allocated to policyholder dividend obligation	3,207	(3,640)
Future earnings to be recognized from Closed Block assets and Closed Block liabilities	$ 2,345	$ 2,442

Information regarding the policyholder dividend obligation is as follows:

	2022	2021
	(in millions)	
Balance, January 1	$ 8,027	$ 8,787
Impact from earnings allocable to policyholder dividend obligation	(1,180)	1,468
Change in net unrealized investment gains (losses) allocated to policyholder dividend obligation	(6,847)	(2,228)
Balance, December 31	$ 0	$ 8,027

Closed Block revenues and benefits and expenses for the years ended December 31, are as follows:

	2022	2021	2020
	(in millions)		
Revenues			
Premiums	$1,698	$1,789	$1,981
Net investment income	1,980	2,514	2,255
Realized investment gains (losses), net	(270)	807	182
Other income (loss)	(447)	880	362
Total Closed Block revenues	2,961	5,990	4,780
Benefits and Expenses			
Policyholders' benefits	2,436	2,557	2,758
Interest credited to policyholders' account balances	121	124	127
Dividends to policyholders	115	2,794	1,549
General and administrative expenses	302	312	327
Total Closed Block benefits and expenses	2,974	5,787	4,761
Closed Block revenues, net of Closed Block benefits and expenses, before income taxes	(13)	203	19
Income tax expense (benefit)	(105)	123	(43)
Closed Block revenues, net of Closed Block benefits and expenses and income taxes	$ 92	$ 80	$ 62

16. INCOME TAXES

The following schedule discloses significant components of income tax expense (benefit) for each year presented:

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Current tax expense (benefit):			
U.S.	$ 214	$ 1,094	$ (571)
State and local	15	24	11
Foreign	480	770	848
Total current tax expense (benefit)	709	1,888	288
Deferred tax expense (benefit):			
U.S.	(680)	16	(362)
State and local	1	(1)	1
Foreign	(400)	(229)	(8)
Total deferred tax expense (benefit)	(1,079)	(214)	(369)
Total income tax expense (benefit) on income (loss) before equity in earnings of operating joint ventures	(370)	1,674	(81)
Income tax expense (benefit) on equity in earnings of operating joint ventures	25	33	47
Income tax expense (benefit) on discontinued operations	0	0	0
Income tax expense (benefit) reported in equity related to:			
Other comprehensive income (loss)	(12,063)	(2,314)	1,252
Total income taxes	$(12,408)	$ (607)	$1,218

Reconciliation of Expected Tax at Statutory Rates to Reported Income Tax Expense (Benefit)

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% applicable for 2022, 2021 and 2020, and the reported income tax expense (benefit) are summarized as follows:

	Year Ended December 31,		
	2022	2021(1)	2020(1)
		(in millions)	
Expected federal income tax expense (benefit)	$(373)	$1,970	$ (68)
Non-taxable investment income	(86)	(292)	(228)
Foreign taxes at other than U.S. rate	11	149	250
Low-income housing and other tax credits	(128)	(126)	(112)
Changes in tax law	(11)	10	(192)
GILTI	101	(1)	(2)
Sale of subsidiary	84	(26)	277
Non-controlling interest	5	(14)	(48)
Non-deductible expenses	21	11	14
Change in valuation allowance	16	13	17
State taxes	13	18	10
Other	(23)	(38)	1
Reported income tax expense (benefit)	$(370)	$1,674	$ (81)
Effective tax rate	20.8%	17.8%	25.1%

(1) Prior period amounts have been updated to conform to current period presentation.

The effective tax rate is the ratio of "Total income tax expense (benefit)" divided by "Income before income taxes and equity in earnings of operating joint ventures." The Company's effective tax rate for fiscal years 2022, 2021 and 2020 was 20.8%, 17.8% and 25.1%, respectively. The following is a description of items that had a significant impact on the difference between the Company's statutory U.S. federal income tax rate of 21% applicable for 2022, 2021 and 2020, and the Company's effective tax rate during the periods presented:

Non-Taxable Investment Income. The U.S. Dividends Received Deduction ("DRD") reduces the amount of dividend income subject to U.S. tax and is included in the non-taxable investment income shown in the table above. More specifically, the U.S. DRD constitutes $77 million of the total $86 million of 2022 non-taxable investment income, $115 million of the total $292 million of 2021 non-taxable investment income, and $109 million of the total $228 million of 2020 non-taxable investment income. The DRD for the current period was estimated using information from 2021, current year investment results, and current year's equity market performance. The actual current year DRD can vary based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from fund investments, changes in the account balances of variable life and annuity contracts, and the Company's taxable income before the DRD.

Foreign Taxes at Other Than U.S. Rates. The statutory income tax rate in the Company's largest non-U.S. tax jurisdiction is approximately 28% in Japan as compared to the U.S. federal income tax rate of 21% applicable for 2022, 2021 and 2020.

The 952 Election. The Company made a tax election, effective for the 2017 and later tax years, to subject earnings from its insurance operations in Brazil to tax in the U.S. in the tax year earned, net of related foreign tax credits. This election has the effect of reducing the rate at which the Company will incur taxes on these earnings from the approximately 40% tax rate in Brazil to the 21% tax rate in the U.S. In conjunction with this election, the Company remeasured its related deferred tax assets from the previous 45% rate in Brazil to the new rate of 21% in the U.S., which resulted in additional income tax expense at the time of election. The net effect of the lower tax rate was a net increase (decrease) in income tax expense of $(18) million in 2021 and $19 million in 2020. As a result of the issuance of foreign tax credit regulations during 2022 and the uncertainty regarding the creditability of Brazil income taxes in years post-2021, the net effect of the 952 Election for tax years 2017 and after has been reversed in 2022. See Foreign Tax Credit Regulations discussed below.

Foreign Tax Credit Regulations. The Treasury Department and the IRS published Final Regulations in the Federal Register on January 4, 2022, which affect the creditability of certain foreign taxes for U.S. federal income tax purposes. The Final Regulations create uncertainty as to whether a U.S. foreign tax credit may be claimed for taxes paid to Brazil. The ability to claim a foreign tax credit for taxes paid to Brazil impacts the benefit of the election made pursuant to Internal Revenue Code Section 952 to subject earnings from the Company's insurance operations in Brazil to tax in the U.S. in the tax year earned, net of related foreign tax credits. Based on the Company's analysis and current interpretation of the Final Regulations, a net $31 million tax benefit is reflected as part of the Company's results for the year ended December 31, 2022 which reflects the net effect of the 952 Election for the tax years 2017 and after. The Final Regulations are complex and have broad application that may also impact the creditability of taxes paid to other foreign jurisdictions, and their full impact to the Company is still being evaluated.

Low-Income Housing and Other Tax Credits. These amounts include credits within the U.S. tax code for the development of affordable housing aiming at low-income Americans, as well as foreign tax credits.

Changes in Tax Law. The following is a notable change in tax law that impacted the Company's effective tax rate for the periods presented:

The CARES Act. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted into law. One provision of the CARES Act amends the Tax Act of 2017 and allows companies with net operating losses ("NOLs") originating in 2020, 2019 or 2018 to carry back those losses for up to five years. For 2020, the Company recorded an income tax benefit of $149 million and $51 million from carrying the estimated 2020 NOL and 2018 NOL back to tax years that have a 35% tax rate.

Sale of Subsidiary. This line item is primarily related to the difference between tax basis and GAAP basis for subsidiaries sold. See Note 1 for additional information regarding recent dispositions.

GILTI. The GILTI provision applies a minimum U.S. tax to earnings of consolidated foreign subsidiaries in excess of a 10% deemed return on tangible assets of foreign subsidiaries by imposing the U.S. tax rate to 50% of earnings of such foreign affiliates and provides for a partial foreign tax credit for foreign income taxes. In years that the PFI consolidated federal income tax return reports a net operating loss or has a loss attributable to U.S. sources of operations, including as a result of loss carrybacks, the GILTI provision would limit the amount of deductions or credits permissible against GILTI. In 2022, the company incurred $101 million of tax primarily due to foreign tax credit limitations related to the GILTI provisions. These limitations did not have a material impact in 2021 or 2020.

On July 20, 2020, the U.S. Treasury and the Internal Revenue Service issued Final Regulations which will allow an annual election to exclude from the U.S. tax return certain GILTI amounts when the taxes paid by a foreign affiliate exceed 18.9% (90% of U.S. statutory rate of 21%) of the GILTI amount for that foreign affiliate (the "high-tax exception"). These regulations are effective for the 2021 taxable year with an election to apply to any taxable year beginning after 2017. In many of the countries in which we operate, including Japan, there are differences between local tax rules used to determine the tax base and the U.S. tax principles used to determine GILTI. Also, our Japan affiliates have a different tax year than the U.S. calendar tax year used to determine GILTI. Therefore, while many of the countries, including Japan, have a statutory tax rate above the 18.9% threshold, separate affiliates may not meet the 18.9% threshold each year and, as such, may not qualify for this exclusion. The Company made the high-tax exception election for the 2020 and 2021 tax years and anticipates to make the high-tax exception election for the 2022 tax year and recorded a lower GILTI cost included in "Total income tax expense" for 2020, 2021 and 2022 as a result of such elections.

The Treasury Department and the IRS also issued Proposed Regulations on July 20, 2020 which would require that, if a high-tax exception election is made with respect to GILTI in any year, an election having the same effect must also be made with regard to income taxed under Subpart F of the Tax Code. Such an election under Subpart F of the Tax Code would apply to the Full Inclusion election made by the Company for its insurance operations in Brazil, thereby increasing the tax rate applied to our Brazil insurance operations. The Proposed Regulations will be effective for taxable years beginning after they are issued in final form.

Other. This line item represents reconciling items that are individually less than 5% of the computed expected federal income tax expense (benefit) and have therefore been aggregated for purposes of this reconciliation in accordance with relevant disclosure guidance.

Schedule of Deferred Tax Assets and Deferred Tax Liabilities

	As of December 31,	
	2022	2021
	(in millions)	
Deferred tax assets:		
Insurance reserves	$ 0	$ 296
Net unrealized investment losses	5,903	0
Policyholders' dividends	59	1,741
Net operating and capital loss carryforwards	186	260
Employee benefits	329	617
Investments	2,485	398
Goodwill and other intangibles	351	149
Deferred tax assets before valuation allowance	9,313	3,461
Valuation allowance	(159)	(147)
Deferred tax assets after valuation allowance	9,154	3,314
Deferred tax liabilities:		
Insurance reserves	1,465	0
Net unrealized investment gains	0	9,456
Deferred policy acquisition costs	3,430	3,307
Value of business acquired	181	261
Other	633	116
Deferred tax liabilities	5,709	13,140
Net deferred tax asset (liability)	$3,445	$ (9,826)

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

Changes in market conditions during 2022, including rising interest rates, resulted in the recording of deferred tax assets related to net unrealized tax capital losses. When assessing recoverability of these deferred tax assets, we consider our ability and intent to hold the underlying securities to recovery in value, if necessary, as well as other factors as noted above. As of December 31 2022, based on all available evidence, including capital loss carryback capacity, we concluded that the deferred tax assets related to the unrealized tax capital losses on the available for sale securities portfolios are, more likely than not, expected to be realized.

A valuation allowance has been recorded against deferred tax assets related to federal, state and local taxes and foreign operations. Adjustments to the valuation allowance are made to reflect changes in management's assessment of the amount of the deferred tax asset that is realizable and the amount of deferred tax asset actually realized during the year. The valuation allowance includes amounts recorded in connection with deferred tax assets as follows:

	Federal	State	Foreign Operations	Total
	(in millions)			
Balance at January 1, 2020	$ 3	$127	$ 6	$136
Charged to costs and expenses	12	5	5	22
Other adjustments	0	(16)	1	(15)
Balance at December 31, 2020	15	116	12	143
Charged to costs and expenses	5	(8)	9	6
Other adjustments	0	(1)	(1)	(2)
Balance at December 31, 2021	20	107	20	147
Charged to costs and expenses	2	16	10	28
Other adjustments	0	(14)	(2)	(16)
Balance at December 31, 2022	$22	$109	$28	$159

The following table sets forth the amount and expiration dates of federal, state and foreign operating, capital loss and tax credit carryforwards for tax purposes, as of the periods indicated:

	As of December 31,	
	2022	2021
	(in millions)	
Federal net operating and capital loss carryforwards	$ 0	$ 327
State net operating and capital loss carryforwards(1)	$1,781	$1,895
Foreign net operating and capital loss carryforwards(2)	$ 295	$ 268
Federal foreign tax credit carryforwards(3)	$ 15	$ 12
General business credits	$ 0	$ 0

(1) Certain state net operating loss carryforwards expire between 2023 and 2042, whereas others have an unlimited carryforward.
(2) $23 million expires between 2023 and 2037 and $272 million has an unlimited carryforward.
(3) Expires between 2028 and 2029. These relate to foreign non-general basket tax credits.

Consistent with the Tax Act of 2017, the Company provides applicable U.S. income tax for all unremitted earnings of the Company's foreign affiliates. For certain foreign affiliates organized in withholding tax jurisdictions or that may be subject to other foreign country tax upon a remittance, the Company considers the unremitted foreign earnings of those affiliates to be indefinitely reinvested, and therefore does not provide for the withholding tax when calculating its current and deferred tax obligations. For certain other foreign affiliates organized in withholding tax jurisdictions or that may be subject to other foreign country tax upon a remittance, the Company does not consider unremitted earnings indefinitely reinvested, and therefore provides for foreign withholding tax when calculating its current and deferred tax obligations. The following table summarizes the Company's indefinite reinvestment assertions for jurisdictions in which the Company operates that impose a withholding tax on dividends that is not eliminated by a tax treaty or may be subject to other foreign country tax upon a remittance:

Unremitted earnings are indefinitely reinvested	**Unremitted earnings are not indefinitely reinvested**
Insurance operations in Chile and China and non-insurance operations in Korea and certain operations in Italy, France and Luxembourg.	Insurance operations in Argentina, India, Indonesia, Ghana, Kenya and South Africa, and non-insurance operations in China, India, Taiwan and certain Germany and Luxembourg entities.

During the second and third quarters of 2020, respectively, the Company determined that the earnings of its Korean and Taiwan insurance operations would be repatriated to the United States; accordingly, these earnings were not considered indefinitely reinvested, and the Company recognized an income tax expense of $132 million in "Income (loss) before equity in earnings of operating joint ventures" during 2020. During the second quarter of 2020, the Company changed the permanent investment assertion for Europrisa Management Company S.A (Luxembourg) due to a plan to liquidate the company, which gave rise to an immaterial amount of income tax expense during 2020. The Company made no changes with respect to its repatriation assumptions in 2021. During the first quarter of 2022, the Company changed the permanent investment assertion for certain French and Italian entities due to a plan to permanently reinvest the earnings in these operations, which gave rise to an immaterial amount of income tax expense during 2022.

The following table sets forth the undistributed earnings of foreign subsidiaries, where the Company assumes indefinite reinvestment of such earnings and for which, in 2022, 2021, and 2020, foreign deferred withholding or other foreign income taxes have not been provided. The net tax liability that may arise if the 2022 earnings were remitted which includes any foreign exchange impacts, is immaterial.

	At December 31,		
	2022	2021	2020
	(in millions)		
Undistributed earnings of foreign subsidiaries (assuming indefinite reinvestment only for Withholding or other non-U.S. Taxes)	$238	$209	$176

The Company's "Income (loss) before income taxes and equity in earnings of operating joint ventures" includes income (loss) from domestic operations of $(1,609) million, $7,575 million and $(3,226) million, and income (loss) from foreign operations of $(167) million, $1,806 million and $2,903 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Tax Audit and Unrecognized Tax Benefits

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest that relate to tax years still subject to review by the IRS or other taxing authorities. The completion of review or the expiration of the Federal statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

The following table reconciles the total amount of unrecognized tax benefits at the beginning and end of the periods indicated:

	2022	2021	2020
	(in millions)		
Balance at January 1,	$12	$17	$18
Increases in unrecognized tax benefits—prior years	81	4	0
(Decreases) in unrecognized tax benefits—prior years	(1)	(9)	(1)
Increases in unrecognized tax benefits—current year	0	0	0
(Decreases) in unrecognized tax benefits—current year	(8)	0	0
Settlements with taxing authorities	0	0	0
Balance at December 31,	$84	$12	$17
Unrecognized tax benefits that, if recognized, would favorably impact the effective rate	$84	$12	$ 0

The Company cannot predict with reasonable accuracy whether there will be any significant changes within the next twelve months to its total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.

The Company classifies all interest and penalties related to tax uncertainties as income tax expense (benefit). The amounts recognized in the consolidated financial statements for tax-related interest and penalties for the years ended December 31 are as follows:

	2022	2021	2020
	(in millions)		
Interest and penalties recognized in the Consolidated Statements of Operations	$8	$4	$1

	2022	2021
	(in millions)	
Interest and penalties recognized in liabilities in the Consolidated Statements of Financial Position	$15	$7

Listed below are the tax years that remain subject to examination, by major tax jurisdiction, as of December 31, 2022:

Major Tax Jurisdiction	Open Tax Years
United States	2014-2022
Japan	Fiscal years ended March 31, 2018-2022
Korea	2017-2020

The Company participates in the IRS's Compliance Assurance Program. Under this program, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner.

Some of the Company's affiliates in Japan file a consolidated tax return, while others file separate tax returns. The Company's affiliates in Japan are subject to audits by the local taxing authority. The general statute of limitations is five years from when the return is filed. The Japanese National Tax Service is conducting a tax audit of The Gibraltar Life Insurance Company Ltd. and conducted tax audits of some non-insurance companies during the reporting period, which have had no material impact on the Company's 2022, 2021 or 2020 results.

In August 2020, the Company sold an affiliate in South Korea that filed a separate tax return and was subject to audits by the local taxing authority. The general statute of limitations is five years from when the return is filed. During 2020, the Korean tax authority completed a routine tax audit of Prudential of Korea for 2017, 2016, and 2015 tax years. While these activities had no material impact on the Company's 2022, 2021 or 2020 results, the tax authority raised questions about the treatment of foreign tax credits, for which the Company disagreed and the item is under review at the Tax Tribunal ("TT") appeal. The Company is responsible via an indemnity for taxes and other costs that may arise from the dispute.

17. SHORT-TERM AND LONG-TERM DEBT

Short-term Debt

The table below presents the Company's short-term debt at December 31, for the years indicated as follows:

	2022	2021
	($ in millions)	
Commercial paper:		
Prudential Financial	$ 25	$ 25
Prudential Funding, LLC	413	395
Subtotal commercial paper	438	420
Current portion of long-term debt:		
Senior Notes	173	0
Mortgage Debt	155	197
Surplus Notes subject to set-off arrangements(1)	500	500
Subtotal Current portion of long-term debt	828	697
Other(2)	9	105
Subtotal	1,275	1,222
Less: Assets under set-off arrangements(1)	500	500
Total short-term debt(3)	$ 775	$ 722
Supplemental short-term debt information:		
Portion of commercial paper borrowings due overnight	$ 130	$ 150
Daily average commercial paper outstanding for the quarter ended	$1,312	$1,414
Weighted average maturity of outstanding commercial paper, in days	98	16
Weighted average interest rate on outstanding commercial paper	4.69%	0.08%

(1) The surplus notes have corresponding assets where rights to set-off exist, thereby reducing the amount of surplus notes.
(2) Includes $9 million drawn on a revolving line of credit held by a subsidiary at December 31, 2022.
(3) Includes Prudential Financial debt of $25 million at both December 31, 2022 and 2021.

At December 31, 2022 and 2021, the Company was in compliance with all covenants related to the above debt.

Commercial Paper

Prudential Financial has a commercial paper program with an authorized capacity of $3.0 billion. Prudential Financial's commercial paper borrowings have generally been used to fund the working capital needs of its subsidiaries and provide short-term liquidity at Prudential Financial.

Prudential Funding, LLC ("Prudential Funding"), a wholly-owned subsidiary of PICA, has a commercial paper program, with an authorized capacity of $7.0 billion. Prudential Funding commercial paper borrowings generally have served as an additional source of financing to meet the working capital needs of PICA and its subsidiaries. Prudential Funding also lends to other subsidiaries of Prudential Financial up to limits agreed with the NJDOBI. Prudential Funding maintains a support agreement with PICA whereby PICA has agreed to maintain Prudential Funding's tangible net worth at a positive level. Additionally, Prudential Financial has issued a subordinated guarantee covering Prudential Funding's $7.0 billion commercial paper program.

Federal Home Loan Bank of New York

PICA is a member of the FHLBNY. Membership allows PICA access to the FHLBNY's financial services, including the ability to obtain collateralized loans and to issue collateralized funding agreements. Under applicable law, the funding agreements issued to the FHLBNY have priority claim status above debt holders of PICA. FHLBNY borrowings and funding agreements are collateralized by qualifying mortgage-related assets or U.S. Treasury securities, the fair value of which must be maintained at certain specified levels relative to outstanding borrowings. FHLBNY membership requires PICA to own member stock and borrowings require the purchase of activity-based stock in an amount equal to 4.5% of outstanding borrowings. Under FHLBNY guidelines, if any of PICA's financial strength ratings decline below A-/A3/A- Negative by S&P/Moody's/Fitch, respectively, and the FHLBNY does not receive written assurances from the NJDOBI regarding PICA's solvency, new borrowings from the FHLBNY would be limited to a term of 90 days or less. Currently there are no restrictions on the term of borrowings from the FHLBNY. All FHLBNY stock purchased by PICA is classified as restricted general account investments within "Other invested assets," and the carrying value of these investments was $148.7 million and $80.5 million as of December 31, 2022 and 2021, respectively.

NJDOBI permits PICA to pledge collateral to the FHLBNY in an amount of up to 5% of its prior year-end statutory net admitted assets, excluding separate account assets. Based on PICA's statutory net admitted assets as of December 31, 2021, the 5% limitation equates to a maximum amount of eligible assets of $8.2 billion and an estimated maximum borrowing capacity (after taking into account required collateralization levels) of approximately $7.0 billion. Nevertheless, FHLBNY borrowings are subject to the FHLBNY's discretion and to the availability of qualifying assets at PICA.

As of December 31, 2022, $2.5 billion of funding agreements remain outstanding under this facility, with maturities ranging from February 2027 to November 2029 and rates ranging from 1.925% to 4.510%. These funding agreements are reflected as "Policyholders' account balances" on the Consolidated Statements of Financial Position and as such are not included in the table above.

Federal Home Loan Bank of Boston

Prudential Retirement Insurance and Annuity Company ("PRIAC") was a member of the Federal Home Loan Bank of Boston ("FHLBB"). As a result of the Company's sale of its Full Service Retirement business to Great-West, which included the sale of all of the outstanding equity interests of PRIAC, the Company is no longer a member of the FHLBB.

Credit Facilities

As of December 31, 2022, the Company maintained syndicated, unsecured committed credit facilities as described below.

Borrower	Original Term	Expiration Date	Capacity	Amount Outstanding
			(in millions)	
Prudential Financial and Prudential Funding	5 years	Jul 2026	$4,000	$0
Prudential Holdings of Japan, Inc.	5 years	Sep 2024	¥100,000	¥0

In July 2021, the Company amended and restated its $4.0 billion five-year credit facility that has both Prudential Financial and Prudential Funding as borrowers and a syndicate of financial institutions as lenders, extending the term of the facility to July 2026. The credit facility contains customary representations and warranties, covenants and events of default and borrowings are not contingent on the borrowers' credit ratings nor subject to material adverse change clauses. Borrowings under this facility are conditioned on the continued satisfaction of customary conditions, including Prudential Financial's maintenance of consolidated net worth of at least $23.5 billion, which is calculated as U.S. GAAP equity, excluding AOCI, equity of noncontrolling interests and equity attributable to the Closed Block. The Company expects that it may borrow under the facility from time to time to fund its working capital needs. In addition, amounts under this credit facility may be drawn in the form of standby letters of credit that can be used to meet the Company's operating needs. The amended and restated facility also includes certain sustainability-linked pricing adjustments, by which the applicable interest rate margins and commitment fee may be decreased or increased if the Company achieves, or fails to achieve, certain specified targets relating to its reduction of domestic greenhouse gas emissions and its increase in diversity among its senior leaders.

The ¥100 billion five-year facility was entered into by Prudential Holdings of Japan, Inc. ("PHJ") in September 2019. This facility also contains customary representations and warranties, covenants, and events of default and borrowings are not contingent on the borrower's credit ratings nor subject to material adverse change clauses.

Borrowings under each of these credit facilities may be used for general corporate purposes. As of December 31, 2022, the Company was in compliance with the covenants under each of these credit facilities.

In addition to the above credit facilities, the Company had access to $140 million of certain other lines of credit at December 31, 2022, of which $125 million was for the sole use of certain real estate separate accounts. The separate account facilities include loan-to-value ratio requirements and other financial covenants, and recourse on obligations under these facilities is limited to the assets of the applicable separate account. At December 31, 2022, $34 million of these credit facilities were used. The Company also has access to uncommitted lines of credit from financial institutions.

Agreements for Senior Notes Issuance

In November 2013, Prudential Financial entered into a ten-year put option agreement with a Delaware trust upon the completion of the sale of $1.5 billion of trust securities by that Delaware trust in a Rule 144A private placement. The trust invested the proceeds from the sale of the trust securities in a portfolio of principal and interest strips of U.S. Treasury securities. The put option agreement provides Prudential Financial the right to sell to the trust at any time up to $1.5 billion of 4.419% senior notes due November 2023 and receive in exchange a corresponding amount of U.S. Treasury securities held by the trust. In return, the Company agreed to pay a semi-annual put premium to the trust at a rate of 1.777% per annum applied to the unexercised portion of the put option. The put option agreement with the trust provides Prudential Financial with a source of liquid assets.

The put option described above will be exercised automatically in full upon the Company's failure to make certain payments to the trust, such as paying the put option premium or reimbursing the trust for its expenses, if the Company's failure to pay is not cured within 30 days, and upon an event involving its bankruptcy. The Company is also required to exercise the put option if its consolidated stockholders' equity, calculated in accordance with U.S. GAAP but excluding AOCI, falls below $7.0 billion, subject to adjustment in certain cases. The Company has a one-time right to unwind a prior voluntary exercise of the put option by repurchasing all of the senior notes then held by the trust in exchange for a corresponding amount of U.S. Treasury securities. Finally, Prudential Financial may redeem all but not less than all outstanding senior notes prior to their maturity at a redemption price equal to the greater of par or a make-whole price, following a voluntary exercise in full of the put option.

In May 2020, Prudential Financial entered into a ten-year facility agreement with a Delaware trust upon the completion of the sale of $1.5 billion of trust securities by that Delaware trust in a Rule 144A private placement. The trust invested the proceeds from the sale of the trust securities in a portfolio of principal and/or interest strips of U.S. Treasury securities. The facility agreement provides Prudential Financial the right to issue and sell to the trust from time to time up to $1.5 billion of 2.850% senior notes due May 15, 2030 and receive in exchange a corresponding amount of the U.S. Treasury securities held by the trust. In return, the Company agreed to pay a semi-annual facility fee to the trust at a rate of 2.175% per annum applied to the maximum amount of senior notes that the Company could issue and sell to the trust. Similar to the Company's put option agreement, the facility agreement with the trust provides Prudential Financial with a source of liquid assets.

The right to issue senior notes described above will be exercised automatically in full upon the Company's failure to make certain payments to the trust, such as paying the facility fee or reimbursing the trust for its expenses, if the Company's failure to pay is not cured within 30 days, and upon an event involving its bankruptcy. The Company is also required to exercise this issuance right if its consolidated stockholders' equity, calculated in accordance with U.S. GAAP but excluding AOCI, falls below $9.0 billion, subject to adjustment in certain cases. Prior to any involuntary exercise of the issuance right, the Company has the right to repurchase any of its senior notes then held by the trust in exchange for a corresponding amount of U.S. Treasury securities. Finally, Prudential Financial may redeem any outstanding senior notes, in whole or in part, prior to February 15, 2030, at a redemption price equal to the greater of par or a make-whole price, or thereafter, at par.

Long-term Debt

The table below presents the Company's long-term debt at December 31, for the years indicated as follows:

	Maturity Dates	Rate(1)	December 31, 2022	December 31, 2021
			($ in millions)	
Fixed-rate notes:				
Surplus notes	2025	8.3%	$ 345	$ 344
Surplus notes subject to set-off arrangements	2024-2038	2.23%-5.26%	9,460	7,861
Senior notes	2026-2051	1.5%-6.63%	10,115	10,282
Mortgage debt	2027	3.85%	25	24
Floating-rate notes:				
Line of Credit	2025	1.35%-5.77%	300	300
Surplus notes subject to set-off arrangements	2024-2037	1.59%-5.14%	2,330	2,330
Mortgage debt(2)	2029	1.01%-1.04%	29	54
Junior subordinated notes(3)	2043-2062	1.55%-6%	9,094	7,618
Subtotal			31,698	28,813
Less: assets under set-off arrangements(4)			11,790	10,191
Total long-term debt(5)			$19,908	$18,622

(1) Ranges of interest rates are for the year ended December 31, 2022.
(2) Includes $29 million of debt denominated in foreign currency at both December 31, 2022 and 2021.
(3) Includes Prudential Financial debt of $9,047 million and subsidiary debt of $47 million denominated in foreign currency at December 31, 2022.
(4) Assets under set-off arrangements represent a reduction in the amount of surplus notes included in long-term debt, resulting from an arrangement where valid rights of set-off exist and it is the intent of both parties to settle on a net basis under legally enforceable arrangements. These assets include available-for-sale securities that are reported at fair value.
(5) Includes Prudential Financial debt of $19,162 million and $17,673 million at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, the Company was in compliance with all debt covenants related to the borrowings in the table above.

The following table presents the contractual maturities of the Company's long-term debt as of December 31, 2022:

	Calendar Year					
	2024	2025	2026	2027	2028 and thereafter	Total
	(in millions)					
Long-term debt	$0	$646	$500	$25	$18,737	$19,908

Senior Notes

Under its shelf registration statement, the Company has issued Medium-Term Notes and InterNotes® Retail Notes. In addition, the Company completed a debt exchange offer in 2017, pursuant to which it issued two series of Senior Notes.

The table below presents the Company's balances related to these issuances, as well as its mortgage debt balance, as of December 31 for the years indicated as follows:

Facility Name	Maturity Date Range	2022 Amount Outstanding	2021 Amount Outstanding
		($ in millions)	
Medium-Term Notes	2023-2051	$ 8,548	$ 8,544
Senior Notes	2047-2049	1,476	1,469
InterNotes® Retail Notes	2029-2045	264	269
Mortgage Debt(1)	2023-2029	208	274
Total		$10,496	$10,556

(1) Includes $154 million of notes from current portion of long-term debt as of December 31, 2022.

The weighted average interest rate on outstanding Senior Notes, Medium-Term Notes, and InterNotes® Retail Notes, including the effect of interest rate hedging activity, was 4.42% and 4.39% for the years ended December 31, 2022 and 2021, respectively, excluding the effect of debt issued to consolidated subsidiaries.

Mortgage Debt. Mortgage debt decreased by $66 million from December 31, 2021, primarily due to maturities and prepayments of $92 million and foreign exchange fluctuations of $3 million offset by new borrowings in 2022 of $29 million. This mortgage debt is issued by the Company's subsidiaries and has recourse only to real estate property held for investment by those subsidiaries.

Funding Agreement Notes Issuance Program ("FANIP"). The Company maintains a FANIP in which statutory trusts issue medium-term notes and commercial paper secured by funding agreements issued to the trusts by PICA. These obligations are included in "Policyholders' account balances" and not included in the foregoing table. See Note 12 for further discussion of these obligations.

Surplus Notes

As of December 31, 2022, PICA had $345 million of fixed-rate surplus notes outstanding. These notes are subordinated to other PICA borrowings and policyholder obligations, and the payment of interest and principal may only be made with the prior approval of the NJDOBI. The NJDOBI could prohibit the payment of the interest and principal on the surplus notes if certain statutory capital requirements are not met. At December 31, 2022 and 2021, the Company met these statutory capital requirements.

Surplus Notes with Set-Off Arrangements

Agreement Start Date	Maturity Years	Maximum Borrowing Capacity	2022 Amount Outstanding	2021 Amount Outstanding
		($ in millions)		
Regulation XXX				
2013-2021(1)(2)	2023-2036	$ 1,750	$ 1,600	$ 1,600
2014-2017	2024-2037	2,400	2,330	2,330
2018	2038	1,600	920	920
Guideline AXXX				
2013(3)	2033	3,500	3,500	3,500
2017	2037	2,000	1,540	1,466
2020	2032	2,700	2,100	775
Other Notes				
2019	2029	4,000	300	100
Total		$17,950	$12,290	$10,691

(1) Prudential has agreed to reimburse one of the external counterparties for any payment under the credit linked notes funded by it in an amount of up to $0.3 billion.
(2) Includes $0.5 billion of notes from current portion of long-term debt.
(3) The current financing capacity available under the facility is $3.5 billion but can be increased to a maximum potential size of $4.5 billion.

Surplus Notes Supporting Regulation XXX and Guideline AXXX Reserves

As shown in the table above, the Company's captive reinsurance subsidiaries maintain facilities with external counterparties providing for the issuance of surplus notes by the captive to finance reserves required under Regulation XXX and Guideline AXXX. Under these facilities, the captives receive in exchange for the surplus notes one or more credit-linked notes issued by special-purpose affiliates in aggregate principal amounts equal to the surplus notes issued. The captives hold the credit-linked notes as assets supporting the non-economic portion of the statutory reserves required to be held by the Company's domestic insurance subsidiaries under Regulation XXX and Guideline AXXX in connection with the reinsurance of term life or universal life insurance policies through the captive. The non-economic portion of the statutory reserve equals the difference between the statutory reserve required under Regulation XXX and Guideline AXXX and the amount the Company considers necessary to maintain solvency for moderately adverse experience. The credit-linked notes are redeemable for cash upon the occurrence of a liquidity stress event affecting the captives and external counterparties have agreed to fund these payments in return for a fee. Under certain of these different transactions, Prudential Financial has agreed to reimburse the captive for investment losses in excess of specified amounts.

For each of the above transactions, because valid rights of set-off exist, interest and principal payments on the surplus notes and on the related credit-linked notes are settled on a net basis, and the surplus notes are reflected in the Company's total consolidated borrowings on a net basis. The surplus notes for the captive reinsurance subsidiaries described above are subordinated to policyholder obligations, and the repayment of principal may only be made with prior approval of the Arizona Department of Insurance and Financial Institutions, the domiciliary insurance regulator of the captives. The payment of interest on the surplus notes has been approved by the Arizona Department of Insurance and Financial Institutions, subject to its ability to withdraw that approval.

Other Surplus Notes

The surplus note facility listed under "Other Notes" in the table above reflects a financing facility that Prudential Legacy Insurance Company of New Jersey ("PLIC") has entered into with certain external counterparties and a special-purpose affiliate, pursuant to which PLIC may, at its option, issue and sell to the affiliate up to $4.0 billion in aggregate principal amount of surplus notes, in return for an equal principal amount of credit-linked notes. The credit-linked notes are redeemable for cash upon the occurrence of a liquidity stress event affecting PLIC, and external counterparties have agreed to fund these payments in return for a fee. Upon issuance, PLIC would hold any credit-linked notes as assets to support future statutory surplus needs within PLIC.

Junior Subordinated Notes

Prudential Financial's junior subordinated notes outstanding are considered hybrid securities that receive enhanced equity treatment from the rating agencies. These notes outstanding, along with their key terms, are as follows:

Issue Date	Principal Amount	Initial Interest Rate	Investor Type	Optional Redemption Date	Interest Rate Subsequent to Optional Redemption Date	Maturity Date
	($ in millions)					
Nov-12	$1,500	5.63%	Institutional	6/15/2023	LIBOR + 3.92%	6/15/2043
Mar-13	$ 500	5.20%	Institutional	3/15/2024	LIBOR + 3.04%	3/15/2044
May-15	$1,000	5.38%	Institutional	5/15/2025	LIBOR + 3.03%	5/15/2045
Sep-17	$ 750	4.50%	Institutional	9/15/2027	LIBOR + 2.38%	9/15/2047
Aug-18	$ 565	5.63%	Retail	8/15/2023	5.63%	8/13/2058
Sep-18	$1,000	5.70%	Institutional	9/15/2028	LIBOR + 2.67%	9/15/2048
Aug-20	$ 500	4.13%	Retail	9/1/2025	4.13%	9/1/2060
Aug-20	$ 800	3.70%	Institutional	10/1/2030	US Treasury + 3.04%	10/1/2050
Feb-22	$1,000	5.13%	Institutional	2/28/2032	US Treasury + 3.16%	3/1/2052
Aug-22	$1,200	6.00%	Institutional	9/1/2032	US Treasury + 3.23%	9/1/2052
Aug-22	$ 300	5.95%	Retail	9/1/2027	5.95%	9/1/2062

The Company has the right to defer interest payments on these notes for specified periods, typically 5 to 10 years without resulting in a default, during which time interest will be compounded. On or after the optional redemption dates, Prudential Financial may redeem the notes at par plus accrued and unpaid interest. Prior to those optional redemption dates, redemptions generally are subject to a make-whole price; however, the Company may redeem the notes prior to these dates at par upon the occurrence of certain events, such as a future change in the regulatory capital treatment of the notes with respect to the Company.

Limited Recourse Notes

In 2014, the Company entered into financing transactions pursuant to which it issued $500 million of limited recourse notes and, in return, obtained $500 million of asset-backed notes issued by a designated series of a Delaware master trust and ultimately contributed the asset-backed notes to its subsidiary, PRIAC. As a result of the Company's sale of its Full Service Retirement business to Great-West, which included the sale of all of the outstanding equity interests of PRIAC, the $500 million of limited-recourse notes were canceled as of April 1, 2022.

Interest Expense

In order to manage exposure to interest rate and currency exchange rate movements, the Company utilizes derivative instruments, primarily interest rate swaps, in conjunction with some of its debt issuances. The impact of these derivative instruments is not reflected in the rates presented in the tables above. For those derivative instruments that qualify for hedge accounting, interest expense was less than $1 million, $2 million, and $2 million for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 5 for additional information regarding the Company's use of derivative instruments.

Interest expense for short-term and long-term debt was $1,562 million, $1,474 million and $1,575 million for the years ended December 31, 2022, 2021 and 2020, respectively.

18. EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has funded and non-funded non-contributory defined benefit pension plans ("Pension Benefits"), which cover substantially all of its employees. For some employees, benefits are based on final average earnings and length of service (the "traditional formula"), while benefits for other employees are based on an account balance that takes into consideration age, length of service and earnings during their career (the "cash balance formula"). At December 31, 2022, approximately 78% of the Company's Pension Benefits relate to its domestic qualified pension plan, which initially determined benefits based on the traditional formula. Effective January 1, 2001, active domestic employees covered under this plan were given the option to convert from the traditional formula to the cash balance formula, and all new domestic employees began accruing benefits under the cash balance formula. As of December 31, 2022, approximately 68% and 32% of the benefit obligation under this plan relates to participants under the traditional formula (including all retirees who are receiving an annuity payment) and cash balance formula, respectively. At December 31, 2022, the vast majority of active employees under this plan are accruing benefits under the cash balance formula.

The Company provides certain health care and life insurance benefits for its retired employees, their beneficiaries and covered dependents ("Other Postretirement Benefits"). The health care plan is contributory; the life insurance plan is non-contributory. Substantially all of the Company's U.S. employees are eligible to receive Other Postretirement Benefits if they retire after age 55 with at least 10 years of service or under certain circumstances after age 50 with at least 20 years of continuous service.

The Company modified the Retiree Medical Savings Account ("RMSA") program, one of the components of Other Postretirement Benefits, in 2022. The RMSA program is no longer offered to employees hired or rehired on or after January 1, 2022, while active employees no longer receive service credits after September 1, 2022, and retirees no longer receive interest credits after December 31, 2022. In addition, effective January 1, 2023, the Company expanded the permitted uses of the RMSA by retirees and added a 25-year time limit for retirees to utilize the RMSA.

Prepaid benefits costs and accrued benefit liabilities are included in "Other assets" and "Other liabilities," respectively, in the Company's Consolidated Statements of Financial Position. The status of these plans as of December 31, 2022 and 2021 is summarized below:

	Pension Benefits		Other Postretirement Benefits	
	2022	2021	2022	2021
	(in millions)			
Change in benefit obligation				
Benefit obligation at the beginning of period	$(14,787)	$(15,483)	$(1,793)	$(2,040)
Service cost	(276)	(328)	(13)	(27)
Interest cost	(431)	(364)	(56)	(49)
Plan participants' contributions	0	0	(27)	(23)
Medicare Part D subsidy receipts	0	0	(6)	(5)
Amendments	(1)	0	0	121
Curtailments	47	0	1	0
Actuarial gains (losses), net(1)	3,242	310	364	55
Settlements	35	24	0	0
Special termination benefits	(4)	(1)	(4)	0
Benefits paid	855	868	185	173
Acquisition/Divestiture	0	13	0	0
Foreign currency changes and other	221	174	1	2
Benefit obligation at end of period	$(11,099)	$(14,787)	$(1,348)	$(1,793)
Change in plan assets				
Plan assets at beginning of period	$ 15,242	$ 14,897	$ 1,621	$ 1,589
Actual return on plan assets	(1,945)	1,059	(282)	174
Employer contributions	176	205	10	8
Plan participants' contributions	0	0	27	23
Disbursement for settlements	(35)	(24)	0	0
Benefits paid	(855)	(868)	(185)	(173)
Acquisition/Divestiture	0	(5)	0	0
Foreign currency changes and other	(64)	(22)	0	0
Plan assets at end of period	$ 12,519	$ 15,242	$ 1,191	$ 1,621
Funded status at end of period	$ 1,420	$ 455	$ (157)	$ (172)
Amounts recognized in the Statements of Financial Position				
Prepaid benefit cost	$ 3,622	$ 3,272	$ 0	$ 0
Accrued benefit liability	(2,202)	(2,817)	(157)	(172)
Net amount recognized	$ 1,420	$ 455	$ (157)	$ (172)
Items recorded in "Accumulated other comprehensive income (loss)" not yet recognized as a component of net periodic (benefit) cost:				
Prior service cost	$ (2)	$ (5)	$ (54)	$ (69)
Net actuarial loss	2,466	3,131	222	211
Net amount not recognized	$ 2,464	$ 3,126	$ 168	$ 142
Accumulated benefit obligation	$(10,661)	$(13,969)	$(1,348)	$(1,793)

(1) For both 2022 and 2021, actuarial gains for pension and other postretirement benefits were primarily driven by an increase in the discount rate.

In addition to the plan assets above, the Company in 2007 established an irrevocable trust, commonly referred to as a "rabbi trust," for the purpose of holding assets of the Company to be used to satisfy its obligations with respect to certain non-qualified retirement plans ($1,026 million and $1,327 million benefit obligation at December 31, 2022 and 2021, respectively). Assets held in the rabbi trust are available to the general creditors of the Company in the event of insolvency or bankruptcy. The Company may from time to time in its discretion make contributions to the trust to fund accrued benefits payable to participants in one or more of the plans, and, in the case of a change in control of the Company, as defined in the trust agreement, the Company will be required to make contributions to the trust to fund the accrued benefits, vested and unvested, payable on a pre-tax basis to participants in the plans. In addition, the Company may from time to time at its discretion make a withdrawal or request a policy loan from the trust to fund operational or capital needs. The Company did not make any discretionary payments to the trust or receive any withdrawals or policy loans from the trust in either 2022 or 2021. As of December 31, 2022 and 2021, the assets in the trust had a carrying value of $983 million and $1,109 million, respectively.

The Company also maintains a separate rabbi trust for the purpose of holding assets of the Company to be used to satisfy its obligations with respect to certain other non-qualified retirement plans ($58 million and $73 million benefit obligation at December 31, 2022 and 2021, respectively), as well as certain cash-based deferred compensation arrangements. As of December 31, 2022 and 2021, the assets in the trust had a carrying value of $80 million and $102 million, respectively.

Pension benefits for foreign plans comprised 12% of the ending benefit obligation for both 2022 and 2021, respectively. Foreign pension plans comprised 3% and 4% of the ending fair value of plan assets for 2022 and 2021, respectively. There are no material foreign postretirement plans.

Information for pension plans with a projected benefit obligation in excess of plan assets

	2022	2021
	(in millions)	
Projected benefit obligation	$2,202	$2,817
Fair value of plan assets	$ 0	$ 0

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	2022	2021
	(in millions)	
Accumulated benefit obligation	$2,072	$2,620
Fair value of plan assets	$ 0	$ 0

Components of Net Periodic Benefit Cost

The Company uses market related value to determine components of net periodic (benefit) cost. Market related value recognizes certain changes in fair value of plan assets over a period of five years. Changes in the fair value of U.S. equities, international equities, real estate and other assets are recognized over a five year period. However, changes in the fair value for fixed maturity assets (including short-term investments) are recognized immediately for the purposes of market related value.

Net periodic (benefit) cost included in "General and administrative expenses" in the Company's Consolidated Statements of Operations for the years ended December 31, includes the following components:

	Pension Benefits			Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
	(in millions)					
Service cost	$ 276	$ 328	$ 321	$ 13	$ 27	$ 24
Interest cost	431	364	429	56	49	64
Expected return on plan assets	(866)	(824)	(804)	(102)	(102)	(100)
Amortization of prior service cost	(1)	(3)	(4)	(8)	6	6
Amortization of actuarial (gain) loss, net	160	245	262	6	16	16
Settlements	2	5	9	0	0	0
Curtailments(1)	0	1	0	(7)	0	0
Special termination benefits(2)(3)	4	1	7	4	0	0
Net periodic (benefit) cost	$ 6	$ 117	$ 220	$ (38)	$ (4)	$ 10

(1) For 2022, curtailments are recognized as a result of the sale of the Full Service Retirement business for other postretirement benefit plans.

(2) For 2022, certain employees were provided special termination benefits under non-qualified plans in the form of unreduced early retirement benefits as a result of their involuntary termination while others were provided enhanced benefits due to the sale of the Full Service Retirement business.
(3) For 2021 and 2020, certain employees were provided special termination benefits under non-qualified plans in the form of unreduced early retirement benefits as a result of their involuntary termination or participation in the Voluntary Separation Program that was offered to eligible U.S.-based employees in 2019.

Changes in Accumulated Other Comprehensive Income (Loss)

The benefit obligation is based upon actuarial assumptions such as discount, termination, retirement, mortality and salary growth rates. Changes at year-end in these actuarial assumptions, along with experience changes based on updated participant census data are deferred in AOCI. Plan assets generate actuarial gains and losses when actual returns on plan assets differ from expected returns on plan assets, and these differences are also deferred in AOCI. The cumulative deferred gain (loss) within AOCI is amortized into earnings if it exceeds 10% of the greater of the benefit obligation or plan assets at the beginning of the year, and the amortization period is based upon the actuarially calculated expected future years of service for a given plan.

The amounts recorded in AOCI as of the end of the period, which have not yet been recognized as a component of net periodic (benefit) cost, and the related changes in these items during the period that are recognized in "Other comprehensive income (loss)" are as follows:

	Pension Benefits		Other Postretirement Benefits	
	Prior Service Cost	Net Actuarial (Gain) Loss	Prior Service Cost	Net Actuarial (Gain) Loss
	(in millions)			
Balance, December 31, 2019	$(12)	$4,191	$ 65	$ 341
Amortization for the period	4	(262)	(6)	(16)
Deferrals for the period(1)	0	42	0	30
Impact of foreign currency changes and other	(2)	1	0	(1)
Balance, December 31, 2020	(10)	3,972	59	354
Amortization for the period	3	(245)	(6)	(16)
Deferrals for the period(2)	0	(545)	(121)	(127)
Impact of foreign currency changes and other	2	(51)	(1)	0
Balance, December 31, 2021	(5)	3,131	(69)	211
Amortization for the period	1	(160)	8	(6)
Deferrals for the period(3)	1	(431)	0	20
Impact of foreign currency changes and other	1	(74)	7	(3)
Balance, December 31, 2022	$ (2)	$2,466	$ (54)	$ 222

(1) For 2020, deferred losses for pension and other postretirement benefits were driven by a decrease in discount rate partially offset by favorable asset performance.
(2) For 2021, deferred gains for pension and other postretirement benefits were driven by an increase in discount rate and favorable asset performance.
(3) For 2022, deferred gains for pension were driven by an increase in discount rate offset partially by unfavorable asset performance. Deferred losses for other postretirement benefits were driven by unfavorable asset performance partially offset by an increase in discount rate.

The Company's assumptions related to the calculation of the domestic benefit obligation (end of period) and the determination of net periodic (benefit) cost (beginning of period) are presented in the table below:

	Pension Benefits			Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
Weighted average assumptions						
Discount rate (beginning of period)	2.85%	2.55%	3.30%	2.75%	2.40%	3.25%
Discount rate (end of period)	5.45%	2.85%	2.55%	5.55%	2.75%	2.40%
Rate of increase in compensation levels (beginning of period)	4.50%	4.50%	4.50%	N/A	N/A	N/A
Rate of increase in compensation levels (end of period)	4.50%	4.50%	4.50%	N/A	N/A	N/A
Expected return on plan assets (beginning of period)	6.00%	5.75%	6.00%	7.00%	6.75%	6.75%
Interest crediting rate (beginning of period)	4.25%	4.25%	4.30%	N/A	N/A	N/A
Interest crediting rate (end of period)	4.25%	4.25%	4.25%	N/A	N/A	N/A
Health care cost trend rates (beginning of period)	N/A	N/A	N/A	6.00%	6.25%	6.25%
Health care cost trend rates (end of period)	N/A	N/A	N/A	6.50%	6.00%	6.25%
For 2022, 2021 and 2020, the ultimate health care cost trend rate after gradual decrease until: 2028, 2028, 2028, (beginning of period)	N/A	N/A	N/A	4.50%	4.50%	4.50%
For 2022, 2021 and 2020, the ultimate health care cost trend rate after gradual decrease until: 2030, 2028, 2028 (end of period)	N/A	N/A	N/A	4.75%	4.50%	4.50%

The domestic discount rate used to value the pension and postretirement obligations at December 31, 2022 and December 31, 2021 is based upon the value of a portfolio of Aa-rated investments whose cash flows would be available to pay the benefit obligation's cash flows when due. The December 31, 2022 portfolio is selected from a compilation of approximately 420 Aa-rated bonds across the full range of maturities. Since yields can vary widely at each maturity point, the Company generally avoids using the highest and lowest yielding bonds at the maturity points, so as to avoid relying on bonds that might be mispriced or misrated. This refinement process generally results in having a distribution from the 10th to 90th percentile. The Aa-rated portfolio is then selected and, accordingly, its value is a measure of the benefit obligation. A single equivalent discount rate is calculated to equate the value of the Aa-rated portfolio to the cash flows for the benefit obligation. The result is rounded to the nearest 5 basis points and the benefit obligation is recalculated using the rounded discount rate.

The pension and postretirement expected long-term rates of return on plan assets for 2022 were determined based upon an approach that considered the allocation of plan assets as of December 31, 2021. Expected returns are estimated by asset class as noted in the discussion of investment policies and strategies below. Expected returns on asset classes are developed using a building-block approach that is forward looking and are not strictly based upon historical returns. The building blocks for equity returns include inflation, real return, a term premium, an equity risk premium, capital appreciation, expenses, the effect of active management and the effect of rebalancing. The building blocks for fixed maturity returns include inflation, real return, a term premium, credit spread, capital appreciation, effect of active management, expenses and the effect of rebalancing.

The Company applied the same approach to the determination of the expected rate of return on plan assets in 2023. The expected rate of return for 2023 is 7.50% and 7.75% for pension and postretirement, respectively.

The assumptions for foreign pension plans are based on local markets. There are no material foreign postretirement plans.

Plan Assets

The investment goal of the domestic pension plan assets is to generate an above benchmark return on a diversified portfolio of stocks, bonds and other investments. The cash requirements of the pension obligation, which include a traditional formula principally representing payments to annuitants and a cash balance formula that allows lump sum payments and annuity payments, are designed to be met by the bonds and short-term investments in the portfolio.

The investment goal of the domestic postretirement plan assets is to generate an above benchmark return on a diversified portfolio of stocks, bonds, and other investments, while meeting the cash requirements for the postretirement obligation that includes a medical benefit including prescription drugs, a dental benefit and a life benefit.

The pension and postretirement plans risk management practices include guidelines for asset concentration, credit rating, liquidity and tax efficiency. The pension and postretirement plans do not invest in leveraged derivatives. Derivatives such as futures contracts are used to reduce transaction costs and change asset concentration, while interest rate swaps and futures are used to adjust duration.

The plan fiduciaries for the Company's pension and postretirement plans have developed guidelines for asset allocations reflecting a percentage of total assets by asset class, which are reviewed on an annual basis. Asset allocation targets as of December 31, 2022 are as follows:

	Pension		Postretirement	
	Minimum	**Maximum**	**Minimum**	**Maximum**
Asset Category				
U.S. Equities	3%	7%	37%	78%
International Equities	3%	9%	2%	24%
Fixed Maturities	45%	61%	9%	43%
Short-term Investments	0%	14%	0%	23%
Real Estate	3%	18%	0%	0%
Other	5%	36%	0%	0%

To implement the investment strategy, plan assets are invested in funds that primarily invest in securities that correspond to one of the asset categories under the investment guidelines. However, at any point in time, some of the assets in a fund may be of a different nature than the specified asset category.

Assets held with PICA are in either pooled separate accounts or single client separate accounts. Assets held with a bank are either in common/collective trusts or single client trusts. Pooled separate accounts and common/collective trusts hold assets for multiple investors. Each investor owns a "unit of account." The asset allocation targets above include the underlying asset mix in the Pooled Separate Accounts and Common/Collective Trusts. Single client separate accounts or trusts hold assets for only one investor, the domestic qualified pension plan, and each security in the fund is treated as individually owned.

There were no investments in Prudential Financial Common Stock as of both December 31, 2022 and 2021 for either the pension or postretirement plans.

The authoritative guidance around fair value established a framework for measuring fair value. Fair value is disclosed using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as described in Note 6.

The following describes the valuation methodologies used for pension and postretirement plans assets measured at fair value.

Insurance Company Pooled Separate Accounts, Common/Collective Trusts, and United Kingdom Insurance Pooled Funds—Insurance company pooled separate accounts are invested via group annuity contracts issued by PICA. Assets are represented by a “unit of account.” The redemption value of those units is based on a per unit value whose value is the result of the accumulated values of underlying investments. The unit of account value is used as a practical expedient to estimate fair value.

Equities—See Note 6 for a discussion of the valuation methodologies for equity securities.

U.S. Government Securities (both Federal and State & Other), Non–U.S. Government Securities, and Corporate Debt—See Note 6 for a discussion of the valuation methodologies for fixed maturity securities.

Interest Rate Swaps—See Note 6 for a discussion of the valuation methodologies for derivative instruments.

Registered Investment Companies (Mutual Funds)—Securities are priced at the NAV, which is the closing price published by the registered investment company on the reporting date.

Short-term Investments—Securities are valued initially at cost and thereafter adjusted for amortization of any discount or premium (i.e., amortized cost). Amortized cost approximates fair value.

Partnerships—The value of interests owned in partnerships is based on valuations of the underlying investments that include private placements, structured debt, real estate, equities, fixed maturities, commodities and other investments.
Hedge Funds—The value of interests in hedge funds is based on the underlying investments that include equities, debt and other investments.

Variable Life Insurance Policies—These assets are held in group and individual variable life insurance policies issued by PICA. Group policies are invested in Insurance Company Pooled Separate Accounts. Individual policies are invested in Registered Investment Companies (Mutual Funds). The value of interest in these policies is the cash surrender value (contract value) of the policies based on the underlying investments. The variable life insurance policies are valued at contract value which approximates fair value.

Pension plan asset allocations in accordance with the investment guidelines are as follows:

	As of December 31, 2022				As of December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)							
Fixed Maturities:								
U.S. government securities (federal)	$ 0	$ 406	$ 0	$ 406	$ 0	$1,081	$ 0	$ 1,081
U.S. government securities (state & other)	0	376	0	376	0	518	0	518
Non-U.S. government securities	0	57	0	57	0	114	0	114
Corporate Debt:								
Corporate bonds	0	2,619	0	2,619	0	3,809	0	3,809
Asset-backed	0	46	0	46	0	23	0	23
Collateralized mortgage obligations	0	472	0	472	0	570	0	570
Collateralized loan obligations	0	650	0	650	0	502	0	502
Interest rate swaps(1)	0	11	0	11	0	(1)	0	(1)
Registered investment companies	65	0	0	65	85	0	0	85
Other(2)	17	0	65	82	11	4	42	57
Subtotal fixed maturities	82	4,637	65	4,784	96	6,620	42	6,758
Real Estate:								
Partnerships	0	0	1,004	1,004	0	0	998	998
Other:								
Partnerships	0	0	1,713	1,713	0	0	1,800	1,800
Hedge funds	0	0	1,455	1,455	0	0	1,304	1,304
Subtotal other	0	0	3,168	3,168	0	0	3,104	3,104
Net assets in the fair value hierarchy	$82	$4,637	$4,237	$ 8,956	$96	$6,620	$4,144	$10,860
Investments Measured at Net Asset Value, as a Practical Expedient(3):								
Pooled separate accounts				$ 2,347				$ 2,554
Common/collective trusts				1,131				1,643
United Kingdom insurance pooled funds				85				185
Net assets at fair value				$12,519				$15,242

(1) Interest rate swaps notional amount is $1,373 million and $433 million for the years ended December 31, 2022 and 2021, respectively.
(2) This category primarily consists of cash and cash equivalents, short-term investments, payables and receivables, and open future contract positions (including fixed income collateral).
(3) The pension plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.

Changes in Fair Value of Level 3 Pension Assets

	Fixed Maturities	Real Estate	Other	
	Other	Partnerships	Partnerships	Hedge Fund
	(in millions)			
Fair Value, January 1, 2021	$35	$ 838	$1,234	$1,327
Actual Return on Assets:				
Relating to assets still held at the reporting date	0	128	639	98
Relating to assets sold during the period	0	0	0	0
Purchases, sales and settlements	7	32	(73)	(121)
Transfers in and/or out of Level 3	0	0	0	0
Fair Value, December 31, 2021	$42	$ 998	$1,800	$1,304
Actual Return on Assets:				
Relating to assets still held at the reporting date	0	56	(92)	33
Relating to assets sold during the period	0	0	0	0
Purchases, sales and settlements	23	(50)	5	118
Transfers in and/or out of Level 3	0	0	0	0
Fair Value, December 31, 2022	$65	$1,004	$1,713	$1,455

Postretirement plan asset allocations in accordance with the investment guidelines are as follows:

	As of December 31, 2022				As of December 31, 2021			
	Level 1	Level 2	Level 3(3)	Total	Level 1	Level 2	Level 3	Total
	(in millions)							
Equities:								
U.S. equities(1)	$ 0	$24	$0	$ 24	$ 0	$28	$0	$ 28
International equities	0	8	0	8	0	10	0	10
Subtotal equities	0	32	0	32	0	38	0	38
Fixed Maturities:								
Equities(1)	0	11	0	11	0	12	0	12
Subtotal fixed maturities	0	11	0	11	0	12	0	12
Short-term Investments:								
Registered investment companies	50	0	0	50	114	0	0	114
Net assets in the fair value hierarchy	$50	$43	$0	$ 93	$114	$50	$0	$ 164
Investments Measured at Net Asset Value, as a Practical Expedient(2):								
Common/collective trusts				$ 189				$ 294
Net assets at fair value				282				458
Variable Life Insurance Policies at contract value				909				1,163
Total net assets				$1,191				$1,621

(1) Prior period amounts have been updated to conform to current period presentation.
(2) The postretirement plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.
(3) There were no changes in the fair value of Level 3 postretirement assets from December 31, 2021 through December 31, 2022.

The expected benefit payments for the Company's pension and postretirement plans for the years indicated are as follows:

	Pension Benefit Payments	Other Postretirement Benefit Payments
	(in millions)	
2023	$ 824	$ 149
2024	833	151
2025	861	150
2026	880	143
2027	909	136
2028-2032	4,554	555
Total	$8,861	$1,284

The Company anticipates that it will make cash contributions in 2023 of approximately $185 million to the pension plans and approximately $10 million to the postretirement plans.

Postemployment Benefits

The Company accrues postemployment benefits for income continuance and health and life benefits provided to former or inactive employees who are not retirees. The net accumulated liability for these benefits at December 31, 2022 and 2021 was $30 million and $34 million, respectively, and is included in "Other liabilities."

Other Employee Benefits

The Company sponsors voluntary savings plans for employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The matching contributions by the Company included in "General and administrative expenses" were $77 million, $80 million and $82 million for the years ended December 31, 2022, 2021 and 2020, respectively.

19. EQUITY

Preferred Stock

As of December 31, 2022, 2021 and 2020, the Company had 10,000,000 shares of preferred stock authorized but none issued or outstanding.

Common Stock

On the date of demutualization in December 2001, Prudential Financial completed an initial public offering of its Common Stock. The shares of Common Stock issued were in addition to shares of Common Stock the Company distributed to policyholders as part of the demutualization. The Common Stock is traded on the New York Stock Exchange under the symbol "PRU". In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock would be entitled to receive a proportionate share of the net assets of the Company that remain after paying all liabilities and the liquidation preferences of any preferred stock.

The changes in the number of shares of Common Stock issued, held in treasury and outstanding, are as follows for the periods indicated:

	Common Stock		
	Issued	Held In Treasury	Outstanding
	(in millions)		
Balance, December 31, 2019	666.3	267.5	398.8
Common Stock issued	0.0	0.0	0.0
Common Stock acquired	0.0	6.7	(6.7)
Stock-based compensation programs(1)	0.0	(4.3)	4.3
Balance, December 31, 2020	666.3	269.9	396.4
Common Stock issued	0.0	0.0	0.0
Common Stock acquired	0.0	24.5	(24.5)
Stock-based compensation programs(1)	0.0	(4.4)	4.4
Balance, December 31, 2021	666.3	290.0	376.3
Common Stock issued	0.0	0.0	0.0
Common Stock acquired	0.0	14.5	(14.5)
Stock-based compensation programs(1)	0.0	(4.2)	4.2
Balance, December 31, 2022	666.3	300.3	366.0

(1) Represents net shares issued from treasury pursuant to the Company's stock-based compensation programs.

Additional paid-in capital

"Additional paid-in capital" is primarily comprised of the cumulative excess between: (a) the total cash received by the Company in conjunction with past issuances of Common Stock shares or Common Stock shares reissued from treasury in conjunction with the Company's stock-based compensation program and (b) the total par value associated with those shares ($.01 per share).

Common stock held in treasury

Common Stock held in treasury represents the Company's previously issued shares of stock which have been repurchased by the Company but not retired. These shares are accounted for at the cost at which they were acquired. Common Stock held in treasury is typically impacted by repurchases of shares under the Board of Directors approved share repurchase program and by reissuances of shares associated with our stock-based compensation programs, or for other purposes, which are accounted for at average cost upon reissuance. Gains resulting from the reissuance of Common Stock held in treasury are credited to "Additional paid-in capital". Losses resulting from the reissuance of Common Stock held in treasury are charged first to "Additional paid-in capital" to the extent the Company has previously recorded gains on treasury share transactions, then to "Retained earnings".

The Board of Directors may from time to time, at its discretion, authorize management to repurchase shares of Common Stock of the Company. The timing and amount of share repurchases are determined by management based upon market conditions and other considerations, and repurchases may be executed in the open market, through derivative, accelerated repurchase and other negotiated transactions and through prearranged trading plans complying with Rule 10b5-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). Numerous factors could affect the timing and amount of any future repurchases under the share repurchase authorization, including increased capital needs of the Company due to changes in regulatory capital requirements, opportunities for growth and acquisitions, and the effect of adverse market conditions on the segments.

The following table summarizes share repurchases for each of the past three years as well as the share repurchase authorization for 2023, which was approved by the Board of Directors in February 2023:

	January 1, 2023 - December 31, 2023	January 1, 2022 - December 31, 2022	January 1, 2021 - December 31, 2021	January 1, 2020 - December 31, 2020(1)
Total Board authorized share repurchase amount ($ in billions)	$ 1.0	$ 1.5	$ 2.5	$2.0
Total number of shares repurchased under this authorization as of the period end (in millions)	N/A*	14.5	24.5	6.7

* Share repurchase authorization for a future period.

(1) In April 2020, the Company suspended Common Stock repurchases under the 2020 share repurchase authorization and did not resume share repurchases for the remainder of the authorization period.

Accumulated Other Comprehensive Income (Loss)

AOCI represents the cumulative OCI items that are reported separate from net income and detailed on the Consolidated Statements of Comprehensive Income. Each of the components that comprise OCI are described in further detail in Note 2 (Foreign Currency Translation Adjustment and Net Unrealized Investment Gains (Losses)) and Note 18 (Pension and Postretirement Unrecognized Net Periodic Benefit (Cost)). The balance of and changes in each component of AOCI as of and for the years ended December 31, are as follows:

	Accumulated Other Comprehensive Income (Loss) Attributable to Prudential Financial, Inc.			
	Foreign Currency Translation Adjustment	Net Unrealized Investment Gains (Losses)(1)	Pension and Postretirement Unrecognized Net Periodic Benefit (Cost)	Total Accumulated Other Comprehensive Income (Loss)
	(in millions)			
Balance, December 31, 2019	$ (536)	$ 28,112	$(3,537)	$ 24,039
Change in OCI before reclassifications	455	8,112	(70)	8,497
Amounts reclassified from AOCI	57	(883)	280	(546)
Income tax benefit (expense)	76	(1,276)	(52)	(1,252)
Balance, December 31, 2020	52	34,065	(3,379)	30,738
Change in OCI before reclassifications	(1,058)	(9,226)	843	(9,441)
Amounts reclassified from AOCI	(65)	(2,486)	264	(2,287)
Income tax benefit (expense)	(79)	2,634	(241)	2,314
Balance, December 31, 2021	(1,150)	24,987	(2,513)	21,324
Change in OCI before reclassifications	(1,198)	(53,253)	479	(53,972)
Amounts reclassified from AOCI	15	586	157	758
Income tax benefit (expense)	(49)	12,262	(150)	12,063
Balance, December 31, 2022	$(2,382)	$(15,418)	$(2,027)	$(19,827)

(1) Includes cash flow hedges of $2,616 million, $1,019 million and $(168) million as of December 31, 2022, 2021, and 2020, respectively, and fair value hedges of $(54) million, $(35) million, and $0 million as of December 31, 2022, 2021, and 2020, respectively.

Reclassifications out of Accumulated Other Comprehensive Income (Loss)

	Years Ended December 31,			Affected line item in Consolidated Statements of Operations
	2022	2021	2020	
	(in millions)			
Amounts reclassified from AOCI(1)(2):				
Foreign currency translation adjustment:				
Foreign currency translation adjustment	$ (15)	$ 2	$ 1	Realized investment gains (losses), net
Foreign currency translation adjustment	0	63	(58)	Other income (loss)
Total foreign currency translation adjustment	(15)	65	(57)	
Net unrealized investment gains (losses):				
Cash flow hedges—Interest Rate	(7)	0	40	(3)
Cash flow hedges—Currency	15	(4)	5	(3)
Cash flow hedges—Currency/Interest rate	897	557	110	(3)
Fair value hedges—Currency	(4)	(6)	(1)	(3)
Net unrealized investment gains (losses) on available-for-sale securities	(1,487)	1,939	729	Realized investment gains (losses), net
Total net unrealized investment gains (losses)	(586)	2,486	883	(4)
Amortization of defined benefit items:				
Prior service cost	9	(3)	(2)	(5)
Actuarial gain (loss)	(166)	(261)	(278)	(5)
Total amortization of defined benefit items	(157)	(264)	(280)	
Total reclassifications for the period	$ (758)	$2,287	$ 546	

(1) All amounts are shown before tax.
(2) Positive amounts indicate gains/benefits reclassified out of AOCI. Negative amounts indicate losses/costs reclassified out of AOCI.
(3) See Note 5 for additional information regarding cash flow and fair value hedges.
(4) See table below for additional information regarding unrealized investment gains (losses), including the impact on deferred policy acquisition and other costs, future policy benefits and policyholders’ dividends.
(5) See Note 18 for information regarding employee benefit plans.

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on available-for-sale fixed maturity securities and certain other invested assets and other assets are included in the Company's Consolidated Statements of Financial Position as a component of AOCI. Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income (loss)" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to available-for-sale fixed maturity securities on which an OTTI loss had been previously recognized, an allowance for credit losses has been recorded, and all other net unrealized investment gains (losses), are as follows:

	Net Unrealized Gains (Losses) on Available-for-Sale Fixed Maturity Securities on which an OTTI Loss has been Recognized	Net Unrealized Gains (Losses) on Available-for-Sale Fixed Maturity Securities on which an Allowance for Credit Losses has been Recorded	Net Unrealized Gains (Losses) on All Other Investments(1)	DAC, DSI, VOBA and Reinsurance Recoverables	Future Policy Benefits, Policyholders' Account Balances and Reinsurance Payables	Policyholders' Dividends	Income Tax Benefit (Expense)	Accumulated Other Comprehensive Income (Loss) Related to Net Unrealized Investment Gains (Losses)
				(in millions)				
Balance, December 31, 2019	$ 243	$ 0	$ 45,096	$(1,585)	$(2,909)	$(3,366)	$ (9,367)	$ 28,112
Reclassification to all other due to implementation of ASU 2016-13(2)	(243)		243				0	0
Net investment gains (losses) on investments arising during the period		47	13,914				(2,665)	11,296
Reclassification adjustment for (gains) losses included in net income		25	(908)				168	(715)
Reclassification adjustment for OTTI losses excluded from net income		(97)	97				0	0
Impact of net unrealized investment (gains) losses				356	(3,679)	(2,526)	1,221	(4,628)
Balance, December 31, 2020	$ 0	$(25)	$ 58,442	$(1,229)	$(6,588)	$(5,892)	$(10,643)	$ 34,065
Net investment gains (losses) on investments arising during the period		41	(15,505)				3,435	(12,029)
Reclassification adjustment for (gains) losses included in net income		10	(2,496)				552	(1,934)
Reclassification due to allowance for credit losses recorded during the period		(3)	3				0	0
Impact of net unrealized investment (gains) losses				686	3,317	2,235	(1,353)	4,885
Balance, December 31, 2021	$ 0	$ 23	$ 40,444	$ (543)	$(3,271)	$(3,657)	$ (8,009)	$ 24,987
Net investment gains (losses) on investments arising during the period		(90)	(65,989)				15,176	(50,903)
Reclassification adjustment for (gains) losses included in net income		23	563				(135)	451
Reclassification due to allowance for credit losses recorded during the period		(1)	1				0	0
Impact of net unrealized investment (gains) losses				335	5,641	6,850	(2,779)	10,047
Balance, December 31, 2022	$ 0	$(45)	$(24,981)	$ (208)	$ 2,370	$ 3,193	$ 4,253	$(15,418)

(1) Includes cash flow and fair value hedges. See Note 5 for additional information.

(2) Represents net unrealized gains (losses) for which an OTTI loss had been previously recognized.

Retained earnings

Retained earnings primarily represents the cumulative net income earned by the Company that has been retained by the Company as of the reporting date. Other unique items, included but not limited to the adoption of new accounting standards updates, may also impact retained earnings. In any given period, retained earnings may increase due to net income and may decrease due to net losses or the declaration of dividends. The declaration and payment of dividends on the Common Stock is limited by New Jersey corporate law, pursuant to which Prudential Financial is prohibited from paying a Common Stock dividend if, after giving effect to that dividend, either (a) the Company would be unable to pay its debts as they become due in the usual course of its business or (b) the Company's total assets would be less than its liabilities. In addition, the terms of the Company's outstanding junior subordinated debt include a "dividend stopper" provision that restricts the payment of dividends on the Common Stock if interest payments are not made on the junior subordinated debt.

Other than the above limitations, the Company's Retained earnings balance is free of restrictions for the payment of Common Stock dividends; however, Common Stock dividends will be dependent upon financial conditions, results of operations, cash needs, future

prospects and other factors, including cash available to Prudential Financial, the parent holding company. The principal sources of funds available to Prudential Financial are dividends and returns of capital from its subsidiaries, loans from its subsidiaries, repayments of operating loans from its subsidiaries, and cash and other highly liquid assets. The primary uses of funds at Prudential Financial include servicing its debt, operating expenses, capital contributions and loans to subsidiaries, the payment of declared shareholder dividends and repurchases of outstanding shares of Common Stock if executed under Board authority. As of December 31, 2022, Prudential Financial had highly liquid assets (excluding amounts held in an intercompany liquidity account) of $4,535 million predominantly including cash, short-term investments, U.S. Treasury securities, obligations of other U.S. government authorities and agencies, and/or foreign government bonds.

Future cash available at Prudential Financial to support the payment of future Common Stock dividends is dependent on the receipt of dividends or other funds from its subsidiaries, the majority of which are subject to comprehensive regulation, including limitations on their payment of dividends and other transfers of funds, which are discussed in this Note further below.

Non-controlling interests

For certain subsidiaries, the Company owns a controlling interest that is less than 100% ownership of the subsidiary but must consolidate 100% of the subsidiary's financial statements in accordance with U.S. GAAP. Non-controlling interests represent the portion of equity ownership in a consolidated subsidiary that is not attributable to the Company.

Insurance Subsidiaries—Statutory Financial Information and Restrictions on Payments of Dividends

U.S. Insurance Subsidiaries—Statutory Financial Information

The Company's domestic insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis.

The risk-based capital ("RBC") ratio is a primary measure by which the Company and its insurance regulators evaluate the capital adequacy of PICA and the Company's other domestic insurance subsidiaries. RBC is determined by NAIC-prescribed formulas that consider, among other things, risks related to the type and quality of the invested assets, insurance-related risks associated with an insurer's products and liabilities, interest rate risks and general business risks. Insurers that have less statutory capital than required are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. The Company expects to report RBC ratios as of December 31, 2022 above the regulatory required minimums that would require corrective action and above our "AA" financial strength target levels for PICA.

The following table summarizes certain statutory financial information for the Company's U.S. insurance subsidiary for the periods indicated:

	PICA		
In millions and presented as of or for the year ended	**December 31, 2022**	**December 31, 2021**	**December 31, 2020**
Statutory net income (loss)(1)	$ 1,116	$ 966	$ 1,770
Statutory capital and surplus(1)	$14,049	$19,123	$11,597

(1) Prior year amounts have been updated to conform to finalized statutory filing where applicable.

U.S. Insurance Subsidiaries—Restrictions on Payment of Dividends to Prudential Financial, the Parent Holding Company

With respect to PICA, a New Jersey domiciled insurance subsidiary which is also the Company's primary domestic insurance subsidiary, New Jersey insurance law provides that, except in the case of extraordinary dividends (as described below), all dividends or other distributions paid by PICA may be paid only from unassigned surplus, as determined pursuant to statutory accounting principles, less cumulative unrealized investment gains and losses and revaluation of assets as of the prior calendar year-end. As of December 31, 2022, PICA's unassigned surplus less applicable adjustments for cumulative unrealized investment gains was $6,791 million. PICA must give prior notification to the NJDOBI of its intent to pay any such dividend or distribution. Also, if any dividend, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of statutory capital and surplus as of the preceding December 31 or (ii) its statutory net gain from operations excluding realized investment gains and losses for the twelve-month period ending on the preceding December 31, the dividend is considered to be an "extraordinary dividend" and requires the prior approval of the NJDOBI. Under New Jersey insurance law, PICA is permitted to pay an ordinary dividend of up to $1,405 million after April 29, 2023, without prior approval of the NJDOBI.

International Insurance Subsidiaries—Statutory Financial Information

The Company's international insurance subsidiaries prepare financial statements in accordance with local regulatory requirements. These statutory accounting practices differ from U.S. GAAP primarily by charging policy acquisition costs to expense as incurred and establishing future policy benefit liabilities using different actuarial assumptions, as well as valuing investments and certain assets and accounting for deferred taxes on a different basis.

The Japan Financial Services Agency ("FSA") utilizes a solvency margin ratio to evaluate the capital adequacy of Japanese insurance companies. The solvency margin ratio considers the level of solvency margin capital to a solvency margin risk amount, which is calculated in a similar manner to RBC. As of December 31, 2022, the Company expects The Prudential Life Insurance Company Ltd. ("Prudential of Japan") and Gibraltar Life both had solvency margin capital in excess of 3.5 times the regulatory required minimums that would require corrective action.

All of the Company's domestic and international insurance subsidiaries have capital and surplus levels that exceed their respective regulatory minimum requirements, and none utilized prescribed or permitted practices that vary materially from the practices prescribed by the NAIC or equivalent regulatory bodies for results reported as of December 31, 2022 and 2021, respectively, or for the years ended December 31, 2022, 2021 and 2020, respectively.

International Insurance Subsidiaries—Restrictions on Payment of Dividends to Prudential Financial, the Parent Holding Company

The Company's international insurance operations are subject to dividend restrictions from the regulatory authorities in the jurisdictions in which they operate. With respect to Prudential of Japan and Gibraltar Life, the Company's most significant international insurance subsidiaries, both of which are domiciled in Japan, Japan insurance law provides that common stock dividends may be paid in an amount of up to 83% of prior fiscal year statutory after-tax earnings, after certain reserving thresholds are met, including providing for policyholder dividends. If statutory retained earnings exceed 100% of statutory paid-in capital, 100% of prior year statutory after-tax earnings may be paid, after reserving thresholds are met. Dividends in excess of these amounts and other forms of capital distribution require the prior approval of the FSA. Additionally, Prudential of Japan and Gibraltar Life must give prior notification to the FSA of their intent to pay any dividend or distribution.

For the year ended December 31, 2022, Prudential Financial received $1,313 million from its international insurance subsidiaries. In addition to paying Common Stock dividends, the Company's international insurance operations may return capital to Prudential Financial through, or facilitated by, other means, such as the repayment of Preferred Stock obligations held by Prudential Financial or other affiliates, affiliated lending, affiliated derivatives and reinsurance with U.S.- and Bermuda-based affiliates. The Company's Japan insurance operations have entered into reinsurance agreements with Gibraltar Re, the Company's Bermuda-based reinsurance affiliate, to reinsure the mortality and morbidity risk associated with a portion of the in-force contracts as well as newly-issued contracts for certain products. The Company expects these transactions will allow it to more efficiently manage its capital and risk profile. The current regulatory fiscal year end for both Prudential of Japan and Gibraltar Life is March 31, 2023, after which time the common stock dividend amount permitted to be paid without prior approval from the FSA can be determined.

In addition, although prior regulatory approval may not be required by law for the payment of dividends up to the limitations described above, in practice, the Company would typically discuss any dividend payments with the applicable regulatory authority prior to payment. Additionally, the payment of dividends by the Company's subsidiaries is subject to declaration by their Board of Directors and may be affected by market conditions and other factors.

20. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted per share computations of Common Stock based on the consolidated earnings of Prudential Financial for the years ended December 31, is as follows:

	2022			2021			2020		
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
	(in millions, except per share amounts)								
Basic earnings per share									
Net income (loss)	$(1,462)			$7,794			$(146)		
Less: Income (loss) attributable to noncontrolling interests	(24)			70			228		
Less: Dividends and undistributed earnings allocated to participating unvested share-based payment awards	25			115			21		
Net income (loss) attributable to Prudential Financial available to holders of Common Stock	$(1,463)	372.3	$(3.93)	$7,609	387.2	$19.65	$(395)	395.8	$(1.00)
Effect of dilutive securities and compensation programs									
Add: Dividends and undistributed earnings allocated to participating unvested share-based payment awards—Basic	$ 25			$ 115			$ 21		
Less: Dividends and undistributed earnings allocated to participating unvested share-based payment awards—Diluted	25			115			21		
Stock options		0.0			0.7			0.0	
Deferred and long-term compensation programs		0.0			2.2			0.0	
Diluted earnings per share(1)									
Net income (loss) attributable to Prudential Financial available to holders of Common Stock	$(1,463)	372.3	$(3.93)	$7,609	390.1	$19.51	$(395)	395.8	$(1.00)

(1) For the years ended December 31, 2022 and 2020, weighted average shares for basic earnings per share is also used for calculating diluted earnings per share because dilutive shares and dilutive earnings per share are not applicable when a net loss is reported. As a result of the net loss attributable to Prudential Financial available to holders of Common Stock for the year ended December 31, 2022 and 2020, all potential stock options and compensation programs were considered antidilutive.

Unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and included in the computation of earnings per share pursuant to the two-class method. Under this method, earnings attributable to Prudential Financial are allocated between Common Stock and the participating awards, as if the awards were a second class of stock. During periods of net income available to holders of Common Stock, the calculation of earnings per share excludes the income attributable to participating securities in the numerator and the dilutive impact of these securities from the denominator. In the event of a net loss available to holders of Common Stock, undistributed earnings are not allocated to participating securities and the denominator excludes the dilutive impact of these securities as they do not share in the losses of the Company. Undistributed earnings allocated to participating unvested share-based payment awards for the years ended December 31, 2022, 2021 and 2020, as applicable, were based on 4.9 million, 5.8 million and 4.9 million of such awards, respectively, weighted for the period they were outstanding.

Stock options and shares related to deferred and long-term compensation programs that are considered antidilutive are excluded from the computation of diluted earnings per share. Stock options are considered antidilutive based on application of the treasury stock method or in the event of a net loss available to holders of Common Stock. Shares related to deferred and long-term compensation programs are considered antidilutive in the event of a net loss available to holders of Common Stock. For the years ended December 31, the number of stock options and shares related to deferred and long-term compensation programs that were considered antidilutive and were excluded from the computation of diluted earnings per share, weighted for the portion of the period they were outstanding, are as follows:

	2022		2021		2020	
	Shares	Exercise Price Per Share	Shares	Exercise Price Per Share	Shares	Exercise Price Per Share
	(in millions, except per share amounts, based on weighted average)					
Antidilutive stock options based on application of the treasury stock method	0.5	$108.19	1.0	$102.54	3.3	$82.06
Antidilutive stock options due to net loss available to holders of Common Stock	0.4		0.0		0.4	
Antidilutive shares based on application of the treasury stock method	0.1		0.0		0.2	
Antidilutive shares due to net loss available to holders of Common Stock	2.0		0.0		1.6	
Total antidilutive stock options and shares	3.0		1.0		5.5	

21. SHARE-BASED PAYMENTS

Omnibus Incentive Plan

Prudential Financial, Inc.'s Omnibus Incentive Plan provides stock-based awards including stock options, stock appreciation rights, restricted stock shares, restricted stock units, stock settled performance shares, and cash settled performance units. Dividend equivalents are generally provided on restricted stock shares and restricted stock units outstanding as of the record date. Dividend equivalents are generally accrued on target performance shares and units outstanding as of the record date. These dividend equivalents are paid only on the performance shares and units released up to a maximum of the target number of shares and units awarded. Generally, the requisite service period is the vesting period. There were 14,546,451 authorized shares available for grant under the Omnibus Incentive Plan as of December 31, 2022.

Assurance IQ Acquisition

The Company acquired Assurance IQ on October 10, 2019. The terms of the acquisition included compensation awards that involved share-based payment arrangements that are linked to retention and therefore fall under the reporting requirements of ASC 718, Stock Compensation. These compensation awards include stock options, restricted stock units and performance shares.

Compensation Costs

Compensation cost for restricted stock units, performance shares and performance units granted to employees is measured by the share price of the underlying Common Stock at the date of grant.

Compensation cost for employee stock options is based on the fair values estimated on the grant date. Under the Omnibus Incentive Plan, the fair value of each stock option award is estimated using a binomial option pricing model on the date of grant for stock options issued to employees. For the awards related to the Assurance IQ acquisition, the fair value of each stock option award is based on its intrinsic value on the date of grant. There were no stock options granted in either 2022 or 2021.

Expected volatility is based on historical volatility of Prudential Financial's Common Stock and implied volatility from traded options on Prudential Financial's Common Stock. The Company uses historical data and expectations of future exercise patterns to estimate option exercises and employee terminations within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods associated with the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the compensation cost recognized and the related income tax benefit for stock options, restricted stock units, performance shares and performance units for the years ended December 31:

Omnibus Incentive Plan:	2022 Total Compensation Cost Recognized (1)	2022 Income Tax Benefit	2021 Total Compensation Cost Recognized(1)	2021 Income Tax Benefit	2020 Total Compensation Cost Recognized(1)	2020 Income Tax Benefit
			(in millions)			
Employee stock options	$ 1	$ 0	$ 2	$ 0	$ 11	$ 3
Employee restricted stock units	189	44	178	41	162	38
Employee performance shares and performance units	18	4	88	20	53	12
Total	$208	$48	$268	$61	$226	$53

(1) Compensation costs related to retirement eligible participants are recorded on the grant date (typically in the first quarter of every year).

Assurance IQ Acquisition:	2022 Total Compensation Cost Recognized	2022 Income Tax Benefit	2021 Total Compensation Cost Recognized	2021 Income Tax Benefit	2020 Total Compensation Cost Recognized	2020 Income Tax Benefit
			(in millions)			
Employee stock options	$10	$2	$14	$3	$14	$4
Employee restricted stock units	2	1	2	0	2	1
Employee performance shares	0	0	0	0	0	0
Total	$12	$3	$16	$3	$16	$5

Compensation costs related to stock-based compensation plans capitalized in deferred acquisition costs for the years ended December 31, 2022, 2021 and 2020 were de minimis.

Stock Options

Each stock option granted under the Omnibus Incentive Plan has an exercise price at the fair market value of Prudential Financial's Common Stock on the date of grant and has a maximum term of 10 years. Generally, one third of the option grant vests in each of the first three years. Options granted related to the Assurance IQ acquisition have an exercise price based on the original strike price of the Assurance IQ options that they replaced and have a maximum term of 10 years from the date the Assurance IQ options were originally granted. Options granted related to the Assurance IQ acquisition generally vest quarterly over three years.

A summary of the status of the Company's stock option grants is as follows:

	Employee Stock Options			
	Omnibus Incentive Plan		Assurance IQ Acquisition	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2021	3,034,103	$ 87.54	211,462	$2.12
Granted	0	0.00	0	0.00
Exercised	(814,771)	73.34	(143,640)	2.41
Forfeited	(1,784)	95.79	(12,375)	1.29
Expired	(11,179)	108.33	(1,679)	2.67
Outstanding at December 31, 2022	2,206,369	$ 92.67	53,768	$1.49
Exercisable at December 31, 2022	2,007,611	$ 92.35	27,753	$1.19

There were no stock options granted for the years 2022 or 2021. The weighted average grant date fair value of employee stock options granted under the Omnibus Incentive Plan during the year ended December 31, 2020 was $18.00. No Assurance IQ acquisition related options were granted in 2022, 2021 or 2020.

The total intrinsic value (i.e., market price of the stock less the option exercise price) of employee stock options exercised during the years ended December 31, 2022, 2021 and 2020 was $33 million, $48 million, and $13 million, respectively. For the Assurance IQ acquisition related awards, the total intrinsic value of employee stock options exercised during the years ended December 31, 2022, 2021 and 2020 was $15 million, $15 million and $10 million, respectively.

The weighted average remaining contractual term and the aggregate intrinsic value of stock options outstanding and exercisable as of December 31, 2022 is as follows:

	Employee Stock Options			
	Omnibus Incentive Plan		Assurance IQ Acquisition	
	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in years)	(in millions)	(in years)	(in millions)
Outstanding	3.88 years	$21	5.91 years	$5
Exercisable	3.64 years	$20	5.84 years	$3

Restricted Stock Units, Performance Share Awards and Performance Unit Awards

A restricted stock unit is an unfunded, unsecured right to receive a share of Prudential Financial's Common Stock at the end of a specified period of time, which is subject to forfeiture and transfer restrictions. Generally, the restrictions will lapse on the third anniversary of the date of grant. Performance shares and performance units are awards denominated in Prudential Financial's Common Stock. The number of units is determined over the performance period and may be adjusted based on the satisfaction of certain performance goals for the Company. Performance share awards are payable in Prudential Financial's Common Stock. Performance unit awards are payable in cash. Effective October 2019, the Company modified certain provisions of its long term compensation plan to settle the performance units component in Prudential Financial Common Stock. As a result, outstanding performance units were converted to performance shares except for certain employee directed deferrals in the deferred compensation plan which remain as performance units for the full life of the grant. Beginning in 2020, the Company no longer grants performance unit awards.

A summary of the Company's restricted stock units, performance shares and performance unit awards under the Omnibus Incentive Plan is as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Performance Share and Performance Unit Awards(1)	Weighted Average Grant Date Fair Value
Restricted at December 31, 2021	5,803,389	$ 88.62	2,159,490	$ 88.46
Granted	1,908,925	119.71	606,171	121.29
Forfeited	(257,871)	98.59	(20,381)	94.94
Performance adjustment (2)	0	0.00	(40,081)	90.75
Released	(2,463,403)	89.68	(644,025)	90.50
Restricted at December 31, 2022	4,991,040	$ 99.48	2,061,174	$ 97.44

(1) Performance share and performance unit awards reflect the target units awarded, reduced for forfeitures and releases to date. The actual number of units to be awarded at the end of each performance period will range between 0% and 150% of the target number of units granted, based upon a measure of the reported performance for the Company relative to stated goals. Performance awards granted to senior management in 2021 include a stated goal related to diversity & inclusion that can modify the performance result by +/- 10%.

(2) Represents the difference between the target units granted and the actual units awarded based upon the attainment of performance goals for the Company.

A summary of the Company's restricted stock units and performance share awards related to the Assurance IQ acquisition is as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Performance Share Awards(1)	Weighted Average Grant Date Fair Value
Restricted at December 31, 2021	36,812	$87.67	1,327,936	$88.50
Granted	0	0.00	0	0.00
Forfeited	(768)	87.67	(423,128)	88.10
Performance adjustment(2)	0	0.00	(904,808)	88.55
Released	(17,008)	87.67	0	0.00
Restricted at December 31, 2022	19,036	$87.67	0	$ 0.00

(1) Performance share awards related to the Assurance IQ acquisition reflect the maximum number of units that have been awarded under the terms of the acquisition. The actual number of units that will be awarded at the end of the performance period will range between 0% and 100% of the number of units granted, based upon a predetermined formula for achieving certain targets for gross revenues, net of associated selling expenses, between $900 million and $1,300 million.

(2) Represents the difference between the target units granted and the actual units awarded based upon the attainment of performance goals for the Company. Performance share awards related to the Assurance IQ acquisition have been reduced to zero as they did not reach the predetermined targets noted above during the performance period, which ended on December 31, 2022.

The fair market value of restricted stock units, performance shares and performance units released under the Omnibus Incentive Plan for the years ended December 31, 2022, 2021 and 2020 was $366 million, $155 million and $191 million, respectively. The fair market value of restricted stock units for the Assurance IQ acquisition related awards under the Omnibus Incentive Plan for the years ended December 31, 2022, 2021 and 2020 was $2 million, $3 million and $2 million.

The weighted average grant date fair value for restricted stock units granted under the Omnibus Incentive Plan during the years ended December 31, 2022, 2021 and 2020 was $119.71, $81.82 and $93.88, respectively. The weighted average grant date fair value for performance shares and performance units granted under the Omnibus Incentive Plan during the years ended December 31, 2022, 2021 and 2020 was $121.29, $81.43 and $95.42, respectively. There were no restricted stock units granted for the Assurance IQ acquisition during the year ended December 31, 2022, 2021 and 2020. There were no performance shares granted for the Assurance IQ acquisition in 2022 or 2021. The weighted average grant date fair value for performance shares granted for the Assurance IQ acquisition during the year ended December 31, 2020 was $63.30.

Unrecognized Compensation Cost

Unrecognized compensation cost for stock options under the Omnibus Incentive Plan as of December 31, 2022 was less than $1 million with a weighted average recognition period of 0.12 years. Unrecognized compensation cost for restricted stock units, performance shares and performance units under the Omnibus Incentive Plan as of December 31, 2022 was $174 million with a weighted average recognition period of 1.83 years. Unrecognized compensation cost for stock options related to the Assurance IQ acquisition as of December 31, 2022 was $2.07 million with a weighted average recognition period of 0.90 years. Unrecognized compensation cost for restricted stock units and performance shares related to the Assurance IQ acquisition as of December 31, 2022 was $1.85 million with a weighted average recognition period of 1.21 years.

Tax Benefits Realized

The Company's tax benefit realized for exercises of stock options under the Omnibus Incentive Plan during the years ended December 31, 2022, 2021 and 2020 was $8 million, $12 million and $3 million, respectively. The tax benefit realized for exercises of stock options related to the Assurance IQ acquisition during the years ended December 31, 2022, 2021 and 2020 was $4 million, $4 million and $3 million , respectively.

The Company's tax benefit realized upon vesting of restricted stock units, performance shares and performance units under the Omnibus Incentive Plan for the years ended December 31, 2022, 2021 and 2020 was $75 million, $30 million and $44 million, respectively. The tax benefit realized upon vesting of restricted stock units and performance shares related to the Assurance IQ acquisition during the years ended December 31, 2022, 2021 and 2020 was less than $1 million, $1 million and $1 million, respectively.

Settlement of Awards

The Company's policy is to issue shares from Common Stock held in treasury upon exercise of stock options, the release of restricted stock units and performance shares. The Company uses cash to settle performance units. The amount of cash used to settle performance units during the years ended December 31, 2022, 2021 and 2020 was $1 million, $1 million and $2 million, respectively.

22. SEGMENT INFORMATION

Segments

In October 2021, we announced the creation of Retirement Strategies, a new U.S. business that would serve the retirement needs of both our institutional and individual customers by bringing the institutional investment and pension solutions offered through our Retirement business together with the financial solutions and capabilities of our Individual Annuities business. Commencing with the second quarter of 2022, this new structure has been fully operationalized; therefore, the results of our former Retirement segment (now known as the "Institutional Retirement Strategies" operating segment) and our former Individual Annuities segment (now known as the "Individual Retirement Strategies" operating segment) have been aggregated into the Retirement Strategies segment. Prior periods have been updated to conform to this new presentation.

The Company's principal operations consist of PGIM (the Company's global investment management business), the U.S. Businesses (consisting of the Retirement Strategies, Group Insurance, Individual Life and Assurance IQ businesses), the International Businesses, the Closed Block division, and the Company's Corporate and Other operations. The Closed Block division is accounted for as a divested business that is reported separately from the Divested and Run-off Businesses that are included in Corporate and Other operations. Divested and Run-off Businesses consist of businesses that have been, or will be, sold or exited, including businesses that have been placed in wind-down status that do not qualify for "discontinued operations" accounting treatment under U.S. GAAP. The Company's Corporate and Other operations include corporate items and initiatives that are not allocated to business segments as well as the Divested and Run-off Businesses described above.

The PGIM segment provides investment management services and solutions related to public fixed income, public equity, real estate debt and equity, private credit and other alternatives, and multi-asset class strategies, to institutional and retail clients globally, as well as the Company's general account.

The U.S. Businesses offer a broad range of products and solutions that cover protection, retirement, savings, income and investment needs. The U.S. Businesses are organized into four segments:

- The Retirement Strategies segment, including the Institutional and Individual Retirement Strategies businesses, respectively provides a broad range of retirement investment and income products and services to retirement plan sponsors in the public, private and not-for-profit sectors, and develops and distributes individual variable and fixed annuity products, primarily to the U.S. mass affluent and affluent markets.
- The Group Insurance segment provides a full range of group life, long-term and short-term group disability, and group corporate-, bank- and trust-owned life insurance in the U.S. primarily to institutional clients for use in connection with employee and membership benefits plans.
- The Individual Life segment develops and distributes variable life, universal life and term life insurance products primarily to the U.S. mass middle, mass affluent and affluent markets.
- The Assurance IQ segment leverages data science and technology to primarily distribute third-party products (such as Medicare, life, health, and property and casualty products) and proprietary insurance products directly to retail shoppers, primarily through its digital and agent channels. Additionally, Assurance IQ may help customers fulfill financial wellness needs by matching them with other product providers or intermediaries.

The International Businesses develops and distributes life insurance, retirement products and certain accident and health products with fixed benefits to mass affluent and affluent customers through our Life Planner operations in Japan, Brazil, Argentina and Mexico. Our Gibraltar Life and Other operations also provide similar products, as well as advisory and administration services to broad middle income and mass affluent customers across Japan, and through our joint ventures in Chile, China, India and Indonesia, and our strategic investments in Ghana, Kenya and South Africa through multiple distribution channels (including banks, independent agencies and Life Consultants).

The Closed Block division includes certain in-force participating insurance and annuity products and corresponding assets that are used for the payment of benefits, expenses and policyholders' dividends related to these products, as well as certain related assets and liabilities. In connection with demutualization, the Company ceased offering these participating products. The Closed Block division is accounted for as a divested business that is reported separately from the Divested and Run-off Businesses that are included in the Company's Corporate and Other operations. See Note 15 for additional information regarding the Closed Block.

Corporate and Other Operations consists primarily of: (1) capital that is not deployed in any business segment; (2) investments not allocated to business segments, including debt-financed investment portfolios, and tax credit and other tax-enhanced investments financed by business segments; (3) capital debt, including any related interest expense and financing costs, that is used or will be used to meet the capital requirements of the Company; (4) our qualified and non-qualified pension and other employee benefit plans, after allocations to business segments; (5) corporate-level activities, after allocations to business segments, including strategic expenditures, acquisition and disposition costs, corporate governance, corporate advertising, philanthropic activities, deferred compensation, and costs related to certain contingencies and legal matters; (6) expenses associated with the multi-year plan of programs that span across our businesses and the functional areas that support those businesses; (7) certain retained obligations relating to pre-demutualization policyholders; (8) impacts of risk management activities pursuant to our Risk Appetite Framework; (9) the foreign currency income hedging program used to hedge certain non-U.S. dollar denominated earnings in our International Businesses segment; (10) intercompany arrangements with our International Businesses and PGIM segments to translate certain non-U.S. dollar-denominated earnings at fixed currency exchange rates; and (11) transactions with and between other segments, including the elimination of intercompany transactions for consolidation purposes.

Segment Accounting Policies. The accounting policies of the segments are the same as those described in Note 2. Results for each segment include earnings on attributed equity established at a level which management considers necessary to support each segment's risks. Operating expenses specifically identifiable to a particular segment are allocated to that segment as incurred. Operating expenses not identifiable to a specific segment that are incurred in connection with the generation of segment revenues are generally allocated based upon the segment's historical percentage of general and administrative expenses.

For information related to significant acquisitions and dispositions, see Note 1. For information related to the adoption of new accounting pronouncements, see Note 2. The segments' results in prior years have been revised for these items, as applicable, to conform to the current year presentation.

Adjusted Operating Income

The Company analyzes the operating performance of each segment using "adjusted operating income." Adjusted operating income does not equate to "Income (loss) before income taxes and equity in earnings of operating joint ventures" or "Net income (loss)" as determined in accordance with U.S. GAAP but is the measure of segment profit or loss used by the Company's chief operating decision maker to evaluate segment performance and allocate resources and, consistent with authoritative guidance, is the measure of segment performance presented below. Adjusted operating income is calculated by adjusting each segment's "Income (loss) before income taxes and equity in earnings of operating joint ventures" for the following items, which are described in greater detail below:

- Realized investment gains (losses), net, and related adjustments;
- Charges related to realized investment gains (losses), net;
- Market experience updates;
- Divested and Run-off Businesses;
- Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests; and
- Other adjustments.

These items are important to an understanding of overall results of operations. Adjusted operating income is not a substitute for income determined in accordance with U.S. GAAP, and the Company's definition of adjusted operating income may differ from that used by other companies. The Company, however, believes that the presentation of adjusted operating income as measured for management purposes enhances the understanding of results of operations by highlighting the results from ongoing operations and the underlying profitability factors of its businesses.

As discussed in Note 1, during 2022 the Company recorded out of period adjustments within the Individual Life business resulting in an aggregate net benefit of $125 million to "Income (loss) from continuing operations before income taxes and equity in earnings of operating joint ventures" for the year ended December 31, 2022. These adjustments resulted in an aggregate $310 million benefit to the Company's pre-tax adjusted operating income for the year ended December 31, 2022, reflected within the Individual Life segment.

Realized investment gains (losses), net, and related adjustments

Realized investment gains (losses), net

Adjusted operating income excludes "Realized investment gains (losses), net," except for certain items described below. Significant activity excluded from adjusted operating income includes impairments and credit-related gains (losses) from sales of securities, the timing of which depends largely on market credit cycles and can vary considerably across periods, and interest rate-related gains (losses) from sales of securities, which are largely subject to the Company's discretion and influenced by market opportunities, as well as the Company's tax and capital profile. Additionally, adjusted operating income excludes realized investment gains (losses) from products that contain embedded derivatives, and from associated derivative portfolios that are part of an asset/liability management program related to the risk of those products.

The following table sets forth the significant components of "Realized investment gains (losses), net" that are included in adjusted operating income and, as a result, are reflected as adjustments to "Realized investment gains (losses), net" for purposes of calculating adjusted operating income:

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Net gains (losses) from(1):			
Terminated hedges of foreign currency earnings	$ 22	$ 33	$ 72
Current period yield adjustments	$515	$526	$293
Principal source of earnings	$245	$ 96	$ 57

(1) In addition to the items in the table above, "Realized investment gains (losses), net, and related charges and adjustments" also includes an adjustment to reflect "Realized investment gains (losses), net" related to Divested and Run-off Businesses. See "Divested and Run-off Businesses" discussed below.

Terminated Hedges of Foreign Currency Earnings. The amounts shown in the table above primarily reflect the impact of an intercompany arrangement between Corporate and Other operations and the International Businesses segment, pursuant to which the non-U.S. dollar-denominated earnings in all countries for a particular year, including its interim reporting periods, are translated at fixed currency exchange rates. The fixed rates are determined in connection with a currency hedging program designed to mitigate the risk that unfavorable rate changes will reduce the segment's U.S. dollar-equivalent earnings. Pursuant to this program, the Company's Corporate

and Other operations may execute forward currency contracts with third-parties to sell the net exposure of projected earnings from the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these contracts correspond with the future periods in which the identified non-U.S. dollar-denominated earnings are expected to be generated. These contracts do not qualify for hedge accounting under U.S. GAAP, so the resulting profits or losses are recorded in "Realized investment gains (losses), net." When the contracts are terminated in the same period that the expected earnings emerge, the resulting positive or negative cash flow effect is included in adjusted operating income.

Current Period Yield Adjustments. The Company uses interest rate and currency swaps and other derivatives to manage interest and currency exchange rate exposures arising from mismatches between assets and liabilities, including duration mismatches. For derivative contracts that do not qualify for hedge accounting treatment, the periodic swap settlements, as well as certain other derivative related yield adjustments are recorded in "Realized investment gains (losses), net," and are included in adjusted operating income to reflect the after-hedge yield of the underlying instruments. In certain instances, when these derivative contracts are terminated or offset before their final maturity, the resulting realized gains or losses are recognized in adjusted operating income over periods that generally approximate the expected terms of the derivatives or underlying instruments in order for adjusted operating income to reflect the after-hedge yield of the underlying instruments. Included in the amounts shown in the table above are gains (losses) on certain derivative contracts that were terminated or offset before their final maturity of $100 million, $66 million and $45 million for the years ended 2022, 2021 and 2020, respectively. As of December 31, 2022, there was a $1,112 million deferred net gain related to certain derivative contracts that were terminated or offset before their final maturity, primarily within the Individual Retirement Strategies business and International Businesses. Also included in the amounts shown in the table above are fees related to synthetic GICs of $113 million, $111 million and $113 million for the years ended 2022, 2021 and 2020, respectively. Synthetic GICs are accounted for as derivatives under U.S. GAAP and, therefore, these fees are recorded in "Realized investment gains (losses), net." See Note 5 for additional information regarding synthetic GICs.

Principal Source of Earnings. The Company conducts certain activities for which realized investment gains (losses) are a principal source of earnings for its businesses and are therefore included in adjusted operating income, particularly within the Company's PGIM segment. For example, PGIM's strategic investing business makes investments for sale or syndication to other investors or for placement or co-investment in the Company's managed funds and structured products. The realized investment gains (losses) associated with the sale of these strategic investments, as well as the majority of derivative results, are a principal activity for this business and included in adjusted operating income. In addition, the realized investment gains (losses) associated with loans originated by the Company's commercial mortgage operations, as well as related derivative results and retained mortgage servicing rights, are a principal activity for this business and are therefore included in adjusted operating income.

Adjustments related to Realized investment gains (losses), net

The following table sets forth certain other items excluded from adjusted operating income and reflected as an adjustment to "Realized investment gains (losses), net" for purposes of calculating adjusted operating income:

	Year Ended December 31,		
	2022	2021	2020
	(in millions)		
Net gains (losses) from:			
Investments carried at fair value through net income	$(1,562)	$(123)	$149
Foreign currency exchange movements	$ 49	$ 22	$ (14)
Other activities	$ (33)	$ (33)	$ (39)

Investments carried at fair value through net income. The Company has certain investments in its general account portfolios that are carried at fair value with changes in fair value reported in "Other income (loss)." Examples include the Company's investments in equity securities and fixed maturities designated as trading. Consistent with the exclusion of realized investment gains (losses) with respect to other investments managed on a consistent basis, the net gains or losses on these investments are excluded from adjusted operating income.

Foreign Currency Exchange Movements. The Company has certain assets and liabilities for which, under U.S. GAAP, the changes in value, including those associated with changes in foreign currency exchange rates during the period, are recorded in "Other income (loss)." To the extent the foreign currency exposure on these assets and liabilities is economically hedged or considered part of the Company's capital funding strategies for its international subsidiaries, the change in value included in "Other income (loss)" is excluded from adjusted operating income. The insurance liabilities are supported by investments denominated in corresponding currencies, including a significant portion designated as available-for-sale. While these non-yen denominated assets and liabilities are economically hedged, unrealized gains (losses) on available-for-sale investments, including those arising from foreign currency exchange rate movements, are recorded in AOCI under U.S. GAAP, while the non-yen denominated liabilities are remeasured for foreign currency exchange rate movements, with the related change in value recorded in earnings within "Other income (loss)." Due to this non-economic volatility that has been reflected in U.S. GAAP earnings, the change in value recorded within "Other income (loss)" is excluded from adjusted operating income.

Other Activities. The Company excludes certain other items from adjusted operating income that are consistent with similar adjustments described above.

Charges related to realized investment gains (losses), net

Charges that relate to realized investment gains (losses) are also excluded from adjusted operating income, and include the following:

- The portion of the amortization of DAC, VOBA, unearned revenue reserves and DSI for certain products that is related to net realized investment gains (losses).
- Policyholder dividends and interest credited to policyholders' account balances that relate to certain life policies that pass back certain realized investment gains (losses) to the policyholder, and reserves for future policy benefits for certain policies that are affected by net realized investment gains (losses).
- Market value adjustments paid or received upon a contractholder's surrender of certain of the Company's annuity products as these amounts mitigate the net realized investment gains or losses incurred upon the disposition of the underlying invested assets.

Market experience updates

Market experience updates represent the immediate impacts from changes in current market conditions on estimates of profitability and the impact of those changes on DAC and other costs and reserves, primarily related to variable annuity and variable and universal life products. These amounts are excluded from adjusted operating income, which the Company believes enhances the understanding of underlying performance trends.

Divested and Run-off Businesses

The contribution to income (loss) of Divested and Run-off Businesses that have been or will be sold or exited, including businesses that have been placed in wind down, but that did not qualify for "discontinued operations" accounting treatment under U.S. GAAP, are excluded from adjusted operating income as the results of Divested and Run-off Businesses are not considered relevant to understanding the Company's ongoing operating results.

The Closed Block division is accounted for as a divested business because it consists primarily of certain participating insurance and annuity products that the Company ceased selling at demutualization in 2001. See Note 15 for additional information regarding the Closed Block.

Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests

Equity in earnings of operating joint ventures, on a pre-tax basis, are included in adjusted operating income as these results are a principal source of earnings. These earnings are reflected on a U.S. GAAP basis on an after-tax basis as a separate line on the Company's Consolidated Statements of Operations.

Earnings attributable to noncontrolling interests are excluded from adjusted operating income. Earnings attributable to noncontrolling interests represents the portion of earnings from consolidated entities that relates to the equity interests of minority investors, and are reflected on a U.S. GAAP basis as a separate line on the Company's Consolidated Statements of Operations.

Other adjustments

Other adjustments represent all other adjustments that are excluded from adjusted operating income. These primarily include charges related to the impairment of goodwill, as well as certain components of the consideration for business acquisitions, which are recognized as compensation expense over the requisite service periods, and changes in the fair value of contingent consideration.

Reconciliation of adjusted operating income and net income (loss)

The table below reconciles adjusted operating income before income taxes to income before income taxes and equity in earnings of operating joint ventures:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Adjusted operating income before income taxes by segment:			
PGIM	$ 843	$ 1,643	$ 1,262
U.S. Businesses:			
Institutional Retirement Strategies	1,541	2,178	1,385
Individual Retirement Strategies	2,682	1,901	1,470
Retirement Strategies(1)	4,223	4,079	2,855
Group Insurance	(16)	(455)	(16)
Individual Life	(1,215)	393	(48)
Assurance IQ	(113)	(142)	(88)
Total U.S. Businesses	2,879	3,875	2,703
International Businesses	2,404	3,390	2,952
Corporate and Other	(1,476)	(1,607)	(1,967)
Total segment adjusted operating income before income taxes	4,650	7,301	4,950
Reconciling Items:			
Realized investment gains (losses), net, and related adjustments	(5,670)	1,947	(4,140)
Charges related to realized investment gains (losses), net	(531)	(320)	(160)
Market experience updates	781	750	(640)
Divested and Run-off Businesses:			
Closed Block division	(32)	140	(24)
Other Divested and Run-off Businesses	9	716	(450)
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	(44)	(41)	90
Other adjustments(2)	(939)	(1,112)	51
Consolidated income (loss) before income taxes and equity in earnings of operating joint ventures	$(1,776)	$ 9,381	$ (323)

(1) The Retirement Strategies segment's results reflect DAC as if the business is a stand-alone operation. The elimination of intersegment costs capitalized in accordance with this policy is included in consolidating adjustments within Corporate and Other operations.

(2) Includes goodwill impairments of $903 million and $1,060 million recorded in the fourth quarters of 2022 and 2021, respectively, related to Assurance IQ. See Note 2 and Note 10 for additional information.

Reconciliation of select financial information

The tables below present certain financial information for the Company's segments and its Corporate and Other operations, including assets by segment and revenues, and benefits and expenses by segment on an adjusted operating income basis, and the reconciliation of the segment totals to amounts reported in the Consolidated Financial Statements.

	As of December 31,	
	2022	2021
	(in millions)	
Assets by segment:		
PGIM	$ 48,364	$ 53,566
U.S. Businesses:		
Institutional Retirement Strategies	108,723	114,016
Individual Retirement Strategies	128,888	201,273
Retirement Strategies(1)	237,611	315,289
Group Insurance	38,201	43,286
Individual Life	101,703	118,237
Assurance IQ	847	1,788
Total U.S. Businesses	378,362	478,600
International Businesses	185,555	222,736
Corporate and Other(1)	26,714	122,701
Closed Block division	50,922	59,979
Total assets per Consolidated Statements of Financial Position	$689,917	$937,582

(1) Certain assets are classified as "held-for-sale" as of December 31, 2021. See Note 1 for additional information.

Revenues, and benefits and expenses on an adjusted operating income basis by segment	Year Ended December 31, 2022							
	Total Revenues	Net Investment Income	Total Benefits and Expenses	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of DAC
	(in millions)							
PGIM	$ 3,622	$ 94	$ 2,779	$ 0	$ 0	$ 0	$ 57	$ 3
U.S. Businesses:								
Institutional Retirement Strategies	19,441	3,653	17,900	17,275	383	0	15	23
Individual Retirement Strategies	5,312	918	2,630	251	331	0	(55)	442
Retirement Strategies	24,753	4,571	20,530	17,526	714	0	(40)	465
Group Insurance	6,123	479	6,139	4,920	153	0	4	5
Individual Life	7,074	2,472	8,289	4,610	927	34	810	481
Assurance IQ	510	3	623	0	0	0	12	0
Total U.S. Businesses	38,460	7,525	35,581	27,056	1,794	34	786	951
International Businesses	20,074	4,966	17,670	13,067	741	47	35	1,276
Corporate and Other	(465)	599	1,011	1	137	0	711	(45)
Total revenues, and benefits and expenses on an adjusted operating income basis	61,691	13,184	57,041	40,124	2,672	81	1,589	2,185
Reconciling items:								
Realized investment gains (losses), net, and related adjustments	(5,861)	(23)	(191)	0	(191)	0	0	0
Charges related to realized investment gains (losses), net	(160)	0	371	289	120	0	0	183
Market experience updates	583	0	(198)	(259)	28	0	0	37
Divested and Run-off Businesses:								
Closed Block division	2,957	1,976	2,989	2,436	121	115	9	19
Other Divested and Run-off Businesses	845	900	836	897	(434)	2	(2)	5
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	(5)	0	39	0	0	0	0	0
Other adjustments	0	0	939	0	0	0	0	0
Total revenue, and benefits and expenses per Consolidated Statements of Operations	$60,050	$16,037	$61,826	$43,487	$2,316	$198	$1,596	$2,429

Revenues, and benefits and expenses on an adjusted operating income basis by segment	Year Ended December 31, 2021							
	Total Revenues	Net Investment Income	Total Benefits and Expenses	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of DAC
	(in millions)							
PGIM	$ 4,493	$ 157	$ 2,850	$ 0	$ 0	$ 0	$ 25	$ 6
U.S. Businesses:								
Institutional Retirement Strategies	15,298	3,921	13,120	12,525	348	0	14	22
Individual Retirement Strategies	4,914	925	3,013	281	359	0	18	559
Retirement Strategies	20,212	4,846	16,133	12,806	707	0	32	581
Group Insurance	6,217	538	6,672	5,482	171	0	3	5
Individual Life	6,897	2,550	6,504	3,219	871	35	752	395
Assurance IQ	558	2	700	0	0	0	11	0
Total U.S. Businesses	33,884	7,936	30,009	21,507	1,749	35	798	981
International Businesses	21,915	5,403	18,525	13,804	799	46	6	1,148
Corporate and Other	(511)	664	1,096	(24)	135	0	645	(55)
Total revenues, and benefits and expenses on an adjusted operating income basis	59,781	14,160	52,480	35,287	2,683	81	1,474	2,080
Reconciling items:								
Realized investment gains (losses), net, and related adjustments	2,313	(40)	366	0	366	0	0	0
Charges related to realized investment gains (losses), net	(248)	0	72	(165)	84	0	0	153
Market experience updates	335	0	(415)	(200)	(45)	0	0	(163)
Divested and Run-off Businesses:								
Closed Block division	5,947	2,500	5,807	2,557	124	2,794	0	21
Other Divested and Run-off Businesses	2,903	1,667	2,187	979	270	(1)	4	6
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	(97)	0	(56)	0	0	0	0	0
Other adjustments	0	0	1,112	0	0	0	0	0
Total revenue, and benefits and expenses per Consolidated Statements of Operations	$70,934	$18,287	$61,553	$38,458	$3,482	$2,874	$1,478	$2,097

Revenues, and benefits and expenses on an adjusted operating income basis by segment	Year Ended December 31, 2020							
	Total Revenues	Net Investment Income	Total Benefits and Expenses	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of DAC
	(in millions)							
PGIM	$ 4,153	$ 304	$ 2,891	$ 0	$ 0	$ 0	$ 19	$ 8
U.S. Businesses:								
Institutional Retirement Strategies	10,051	3,446	8,666	8,009	410	0	20	16
Individual Retirement Strategies	4,440	898	2,970	337	337	0	59	524
Retirement Strategies	14,491	4,344	11,636	8,346	747	0	79	540
Group Insurance	5,786	526	5,802	4,664	206	0	3	8
Individual Life	6,398	2,314	6,446	3,170	848	36	769	367
Assurance IQ	391	2	479	0	0	0	5	0
Total U.S. Businesses	27,066	7,186	24,363	16,180	1,801	36	856	915
International Businesses	21,576	4,982	18,624	13,714	851	40	8	1,204
Corporate and Other	(513)	660	1,454	30	129	0	668	(49)
Total revenues, and benefits and expenses on an adjusted operating income basis	52,282	13,132	47,332	29,924	2,781	76	1,551	2,078
Reconciling items:								
Realized investment gains (losses), net, and related adjustments	(4,072)	(39)	68	0	68	0	0	0
Charges related to realized investment gains (losses), net	(134)	0	26	0	(58)	0	0	(115)
Market experience updates	(196)	0	444	261	21	0	0	132
Divested and Run-off Businesses:								
Closed Block division	4,766	2,240	4,790	2,757	127	1,549	1	26
Other Divested and Run-off Businesses	4,420	2,077	4,870	2,117	1,599	0	8	100
Equity in earnings of operating joint ventures and earnings attributable to noncontrolling interests	(138)	0	(228)	0	0	0	0	0
Other adjustments	105	0	54	0	0	0	0	0
Total revenue, and benefits and expenses per Consolidated Statements of Operations	$57,033	$17,410	$57,356	$35,059	$4,538	$1,625	$1,560	$2,221

Revenues, calculated in accordance with U.S. GAAP, for the years ended December 31, include the following by geographic location that are 10 percent or more of the Company's total consolidated revenue:

	2022	2021	2020
	(in millions)		
United States	$38,849	$45,286	$30,803
Japan	15,682	18,852	20,028
Other countries	5,519	6,796	6,202
Total PFI consolidated revenue	$60,050	$70,934	$57,033

Intersegment revenues

Management has determined the intersegment revenues with reference to market rates. Intersegment revenues are eliminated in consolidation in Corporate and Other operations. The PGIM segment revenues include intersegment revenues, primarily consisting of asset-based management and administration fees, for the years ended December 31, as follows:

	2022	2021	2020
	(in millions)		
PGIM segment intersegment revenues	$822	$939	$866

Segments may also enter into internal derivative contracts with other segments. For adjusted operating income, each segment accounts for the internal derivative results consistent with the manner in which that segment accounts for other similar external derivatives.

Asset management and service fees

The table below presents asset management and service fees, predominantly related to investment management activities, for the periods indicated:

	2022	2021	2020
		(in millions)	
Asset-based management fees	$ 3,434	$ 4,111	$ 3,615
Performance-based incentive fees	84	147	193
Other fees	544	643	583
Total asset management and service fees	$ 4,062	$ 4,901	$ 4,391

23. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments and Guarantees

Commercial Mortgage Loan Commitments

	December 31,	
	2022	2021
	(in millions)	
Total outstanding mortgage loan commitments(1)	$ 1,995	$ 2,300
Portion of commitment where prearrangement to sell to investor exists	$ 582	$ 1,102

(1) Includes commitments of $21 million related to held-for-sale operations as of December 31, 2021. See Note 1 for additional information.

In connection with the Company's commercial mortgage operations, it originates commercial mortgage loans. Commitments for loans that will be held for sale are recognized as derivatives and recorded at fair value. In certain of these transactions, the Company prearranges that it will sell the loan to an investor, including to government sponsored entities as discussed below, after the Company funds the loan. The above amount includes unfunded commitments that are not unconditionally cancellable. For related credit exposure, there was an allowance for credit losses of $1 million as of both December 31, 2022 and 2021. The change in allowance is $0 million for both the years ended December 31, 2022 and 2021.

Commitments to Purchase Investments (excluding Commercial Mortgage Loans)

	December 31,	
	2022	2021
	(in millions)	
Expected to be funded from the general account and other operations outside the separate accounts(1)	$8,376	$10,347
Expected to be funded from separate accounts	$ 183	$ 236

(1) Includes commitments of $118 million related to held-for-sale operations as of December 31, 2021. See Note 1 for additional information.

The Company has other commitments to purchase or fund investments, some of which are contingent upon events or circumstances not under the Company's control, including those at the discretion of the Company's counterparties. The Company anticipates a portion of these commitments will ultimately be funded from its separate accounts. The above amount includes unfunded commitments that are not unconditionally cancellable. There were no related charges for credit losses for either the years ended December 31, 2022 or 2021.

Indemnification of Securities Lending and Securities Repurchase Transactions

	December 31,	
	2022	2021
	(in millions)	
Indemnification provided to certain clients for securities lending and securities repurchase transactions(1)	$5,834	$6,499
Fair value of related collateral associated with above indemnifications(2)	$5,985	$6,635
Accrued liability associated with guarantee	$ 0	$ 0

(1) Includes $0 million and $30 million related to securities repurchase transactions as of December 31, 2022 and 2021, respectively.
(2) Includes $0 million and $29 million related to securities repurchase transactions as of December 31, 2022 and 2021, respectively.

In the normal course of business, the Company may facilitate securities lending or securities repurchase transactions on behalf of certain client accounts (collectively, "the accounts"). In certain of these arrangements, the Company has provided an indemnification to the accounts to hold them harmless against losses caused by counterparty (i.e., borrower) defaults associated with such transactions facilitated by the Company. In securities lending transactions, collateral is provided by the counterparty to the accounts at the inception of the transaction in an amount at least equal to 102% of the fair value of the loaned securities and the collateral is maintained daily to equal at least 102% of the fair value of the loaned securities. In securities repurchase transactions, collateral is provided by the counterparty to the accounts at the inception of the transaction in an amount at least equal to 95% of the fair value of the securities subject to repurchase and the collateral is maintained daily to equal at least 95% of the fair value of the securities subject to repurchase. The Company is only at risk if the counterparty to the transaction defaults and the value of the collateral held is less than the value of the securities loaned to, or subject to repurchase from, such counterparty. The Company believes the possibility of any payments under these indemnities is remote.

Credit Derivatives Written

As discussed further in Note 5, the Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security.

Guarantees of Asset Values

	December 31,	
	2022	2021
	(in millions)	
Guaranteed value of third parties' assets	$84,338	$81,984
Fair value of collateral supporting these assets	$77,693	$83,609
Asset (liability) associated with guarantee, carried at fair value	$ 1	$ 1

Certain contracts underwritten by the Retirement Strategies segment include guarantees related to financial assets owned by the guaranteed party. These contracts are accounted for as derivatives and carried at fair value. The collateral supporting these guarantees is not reflected on the Consolidated Statements of Financial Position.

Indemnification of Serviced Mortgage Loans

	December 31,	
	2022	2021
	(in millions)	
Maximum exposure under indemnification agreements for mortgage loans serviced by the Company	$2,972	$2,930
First-loss exposure portion of above	$ 862	$ 854
Accrued liability associated with guarantees(1)	$ 33	$ 41

(1) As of December 31, 2022 and 2021, the accrued liability associated with guarantees includes an allowance for credit losses of $17 million and $20 million. The change in allowance is a reduction of $3 million and $0 million as of December 31, 2022 and 2021, respectively.

As part of the commercial mortgage activities of the Company's PGIM segment, the Company provides commercial mortgage origination, underwriting and servicing for certain government sponsored entities, such as Fannie Mae and Freddie Mac. The Company has agreed to indemnify the government sponsored entities for a portion of the credit risk associated with certain of the mortgages it services through a delegated authority arrangement. Under these arrangements, the Company originates multi-family mortgages for sale to the government sponsored entities based on underwriting standards they specify, and makes payments to them for a specified percentage share of losses they incur on certain loans serviced by the Company. The Company's percentage share of losses incurred generally varies from 4% to 20% of the loan balance, and is typically based on a first-loss exposure for a stated percentage of the loan balance, plus a shared exposure with the government sponsored entity for any losses in excess of the stated first-loss percentage, subject to a contractually specified maximum percentage. The Company determines the liability related to this exposure using historical loss experience, and the size and remaining life of the asset. The Company serviced $23,937 million and $22,963 million of mortgages subject to these loss-sharing arrangements as of December 31, 2022 and 2021, respectively, all of which are collateralized by first priority liens on the underlying multi-family residential properties. As of December 31, 2022, these mortgages had a weighted-average debt service coverage ratio of 1.92 times and a weighted-average loan-to-value ratio of 61%. As of December 31, 2021, these mortgages had a weighted-average debt service coverage ratio of 1.93 times and a weighted-average loan-to-value ratio of 63%. The Company had no losses related to indemnifications that were settled for the year ended December 31, 2022 and $2 million of losses for the year ended December 31, 2021.

Other Guarantees

	December 31,	
	2022	2021
	(in millions)	
Other guarantees where amount can be determined	$57	$47
Accrued liability for other guarantees and indemnifications	$33	$34

The Company is also subject to other financial guarantees and indemnity arrangements. The Company has provided indemnities and guarantees related to acquisitions, dispositions, investments and other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or applicable.

Since certain of these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees. The accrued liability identified above relates to the sale of POT and represents a financial guarantee of certain insurance obligations of POT. See Note 1 for additional information regarding this sale.

Insolvency Assessments

Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guarantee associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. In addition, Japan has established the Japan Policyholders Protection Corporation as a contingency to protect policyholders against the insolvency of life insurance companies in Japan through assessments to companies licensed to provide life insurance.

Assets and liabilities held for insolvency assessments were as follows:

	December 31,	
	2022	2021
	(in millions)	
Other assets:		
Premium tax offset for future undiscounted assessments	$37	$40
Premium tax offset currently available for paid assessments	2	2
Total	$39	$42
Other liabilities:		
Insolvency assessments	$29	$35

Assurance IQ Contingent Consideration Liability

In October 2019, the Company completed its acquisition of Assurance IQ, the terms of which included $100 million of contingent consideration that covered the period from January 1, 2020 through December 31, 2022. The contingent consideration liability is reported at fair value, which is determined based on the present value of expected payments under the arrangement, using an internally-developed option pricing model based on a number of assumptions, including certain unobservable assumptions discounted at an estimated market interest rate. The fair value of the liability is updated each reporting period, with changes in fair value reported within “Other income.” The fair value of the contingent consideration liability was zero as of both December 31, 2022 and 2021.

Contingent Liabilities

On an ongoing basis, the Company and its regulators review its operations including, but not limited to, sales and other customer interface procedures and practices, and procedures for meeting obligations to its customers and other parties. These reviews may result in the modification or enhancement of processes or the imposition of other action plans, including concerning management oversight, sales and other customer interface procedures and practices, and the timing or computation of payments to customers and other parties. In certain cases, if appropriate, the Company may offer customers or other parties remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Matters

The Company is subject to legal and regulatory actions in the ordinary course of its businesses. Pending legal and regulatory actions include proceedings relating to aspects of the Company's businesses and operations that are specific to it and proceedings that are typical of the businesses in which it operates, including in both cases businesses that have been either divested or placed in wind-down status. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established but the matter, if potentially material, is disclosed, including matters discussed below. The Company estimates that as of December 31, 2022, the aggregate range of reasonably possible losses in excess of accruals established for those litigation and regulatory matters for which such an estimate currently can be made is less than $250 million. Any estimate is not an indication of expected loss, if any, or the Company's maximum possible loss exposure on such matters. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Labor and Employment Matters

Prudential of Brazil Labor and Employment Matters

Prudential of Brazil ("POB") sells insurance products to consumers through life planner franchisees ("Life Planners"), who are engaged as independent life insurance brokers and not as employees. When a Life Planner's contractual relationship with POB is terminated, in many cases the Life Planner commences a labor suit against POB alleging entitlement to employment related benefits. POB is a defendant in numerous such lawsuits in Brazil brought by former Life Planners and has been subject to regulatory actions challenging the validity of POB's franchise model. POB has continued to receive additional labor suits and regulatory actions involving the operation of its franchise model notwithstanding steps that POB has taken to attempt to mitigate the labor risk by modifying its franchise model. POB continues to modify its franchise model to further mitigate this risk.

Individual Annuities, Individual Life and Group Insurance

Moreland, Socorro v. PICA, et al.

In June 2020, a putative class action complaint entitled *Socorro Moreland v. The Prudential Insurance Company of America; Pruco Life Insurance Company*, was filed in the United States District Court for the Northern District of California, alleging that the Company failed to comply with California laws requiring that life insurance policies issued and delivered in California: (i) provide for a 60-day grace period pre-lapse during which a policy must stay in force; (ii) provide a 30-day written notice of pending lapse; and (iii) notify policyowners of their right to designate additional recipients for lapse notices. The complaint asserts claims for violation of California law, breach of contract, unfair competition, and bad faith violation of the implied covenant of good faith and fair dealing, and seeks unspecified damages, declaratory and injunctive relief. In August 2020, defendants filed an answer to the complaint and a motion to stay the action pending the California Supreme Court's decision, in *McHugh v. Protective Life Insurance*, on the question of whether the California lapse statutes apply to policies that were in force when the statutes went into effect on January 1, 2013, or solely to policies issued after that date. The *Moreland* court granted defendants' motion to stay in October 2020. Subsequently, in August 2021, the California Supreme Court in *McHugh* determined that the California lapse statutes apply to policies that were in force as of January 1, 2013. In October 2021, the *Moreland* court lifted the stay order. In December 2022, plaintiff filed a motion for class certification.

Escheatment Litigation

Total Asset Recovery Services, LLC v. MetLife, Inc., et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Insurance Agency, LLC

In December 2017, Total Asset Recovery Services, LLC, on behalf of the State of New York, filed a Second Amended Complaint in the Supreme Court of the State of New York, County of New York, against, among other 19 defendants, Prudential Financial, Inc., The Prudential Insurance Company of America and Prudential Insurance Agency, LLC, alleging that the Company failed to escheat life insurance proceeds in violation of the New York False Claims Act. The second amended complaint seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In May 2018, defendants filed a motion to dismiss the Second Amended Complaint. In April 2019, defendants' motion to dismiss the Second Amended Complaint was granted and plaintiff subsequently filed a Notice of Appeal with the New York State Supreme Court, First Department. In December 2020, the New York Supreme Court, First Department, reversed and vacated the judgment of the trial court and granted leave to plaintiff to file a third amended complaint. In March 2021, the plaintiff filed a third amended complaint asserting claims against all defendants for violation of the New York False Claims Act, and seeking injunctive relief, compensatory and treble damages, attorneys' fees and costs. In January 2023, the plaintiff filed a Fourth Amended Complaint.

Securities Litigation

City of Warren v. PFI, et al.

In November 2019, a putative class action complaint entitled *City of Warren Police and Fire Retirement System v. Prudential Financial, Inc., Charles F. Lowrey and Kenneth Y. Tanji*, was filed in the United States District Court for the District of New Jersey. The complaint asserts claims for federal securities law violations against PFI, and Charles Lowrey, PFI's chief executive officer, and Kenneth Tanji, PFI's chief financial officer, individually, and alleges that: (i) the Company's reserve assumptions failed to account for adversely developing mortality experience in the Individual Life business segment; (ii) the Company's reserves were insufficient to satisfy its future policy benefit liabilities; and (iii) the Company materially understated its liabilities and overstated net income due to flawed assumptions in calculating mortality experience. The putative class includes all purchasers of PFI common stock between February 15, 2019 and August 2, 2019. In March 2020, the court issued an order consolidating this action with Donald P. Crawford v. PFI, et al. under the caption *In re Prudential Financial, Inc. Securities Litigation*. In June 2020, plaintiffs filed an amended complaint and added Robert M. Falzon, PFI's vice chairman, as an individual defendant. In August 2020, the Company filed a motion to dismiss the amended complaint. In December 2020, the court issued an order granting defendants' motion to dismiss the amended complaint with prejudice and plaintiff subsequently filed, in January 2021, a Notice of Appeal to the United States Court of Appeals for the Third Circuit.

Donel Davidson v. Charles F. Lowrey, et al.

In September 2020, a shareholder derivative complaint entitled *Pekin Police Pension Fund, Derivatively on Behalf of Prudential Financial, Inc. v. Charles F. Lowrey, et al*., was filed in the United States District Court for the District of New Jersey (the "Derivative Complaint") against PFI as a "nominal" defendant, PFI's chairman and chief executive officer, vice chairman, chief financial officer, certain former officers of PFI, and all of the current outside directors of PFI's Board. The Derivative Complaint asserts claims for federal securities law violations, breach of fiduciary duty, waste of corporate assets, and unjust enrichment, and alleges that: (i) the Company's reserve assumptions failed to account for adversely developing mortality experience in the Individual Life business segment; (ii) the Company's reserves were insufficient to satisfy its future policy benefit liabilities; (iii) the Company materially understated its liabilities and overstated net income due to flawed assumptions in calculating mortality experience; and (iv) the individual defendants breached their duty of care and loyalty to the Company by allowing the alleged improper activity. In December 2020, the Court issued an order substituting Donel Davidson for Pekin Police Pension Fund as the named plaintiff. In March 2021, the court issued an order consolidating this action with *Robert Lalor, Derivatively on behalf of Prudential Financial, Inc. v. Charles F. Lowrey, et al*. under the caption *In re Prudential Financial, Inc. Derivative Litigation*. In May 2021, the Company filed a motion to dismiss the complaint.

Daniel Plaut v. Prudential Financial, Inc.

In October 2020, a shareholder derivative complaint entitled *Daniel Plaut, Derivatively on Behalf of Prudential Financial, Inc. v. Charles F. Lowrey, et al*., was filed in the Superior Court of New Jersey, Law Division, Essex County (the "Derivative Complaint") against PFI as a "nominal" defendant, PFI's chairman and chief executive officer, vice chairman, and all of the current outside directors of PFI's Board. The Derivative Complaint asserts claims for breach of fiduciary duty, unjust enrichment, and abuse of control and alleges that: (i) the Company's reserve assumptions failed to account for adversely developing mortality experience in the Individual Life business segment; (ii) the Company's reserves were insufficient to satisfy its future policy benefit liabilities; (iii) the Company materially understated its liabilities and overstated net income due to flawed assumptions in calculating mortality experience; and (iv) the individual defendants engaged in corporate misconduct, mismanagement and waste through their participation in the alleged wrongdoing.

Shareholder Demands

In January 2020, the Board of Directors received a shareholder demand letter containing allegations: (i) of wrongdoing similar to those alleged in the City of Warren and Crawford complaints; and (ii) that certain of the Company's current and former directors and executive officers breached their fiduciary duties of loyalty, due care and candor. The demand letter requests that the Board of Directors investigate and commence legal proceedings against the named individuals to recover for the Company's benefit the damages purportedly sustained by the Company as a result of the alleged breaches. In February 2020, the Board of Directors authorized the creation of a special committee to investigate the allegations set forth in the shareholder demand letter. In April 2020, the Company received additional shareholder demands raising allegations similar to those contained in the January 2020 demand, and may be subject prospectively to additional activity relating to these matters. In January 2021, the special committee completed its investigation, and in February 2021, the Board provided notice rejecting the shareholder demands and dissolved the special committee.

Assurance IQ, LLC

The Company has received a civil investigative demand and other inquiries related to the appropriateness of Assurance IQ's supplemental health product sales and marketing activity. The Company is cooperating with regulators and may become subject to additional regulatory inquiries and other investigations and actions related to this matter.

William James Griffin, et al. v. Benefytt Technologies, Inc., et al. and Assurance IQ, LLC

In February 2021, an amended putative class action complaint entitled *William James Griffin, et al. v. Benefytt Technologies, Inc. (f/k/a Health Insurance Innovations, Inc.), Health Plan Intermediaries Holdings, Inc. and Assurance IQ, LLC*, was filed in the United States District Court for the Southern District of Florida, alleging that the defendants violated the Racketeering Influenced and Corrupt Organizations Act, and engaged in a conspiracy to defraud customers through the sale of limited indemnity and short term health insurance products to individuals seeking comprehensive medical insurance. The complaint seeks unspecified treble damages, declaratory and injunctive relief. In June 2021, the Company filed a motion to dismiss the amended complaint. In March 2022, the court issued an order granting Assurance IQ, LLC's motion to dismiss the claims for declaratory and injunctive relief and denying the motion to dismiss as to the remaining claims. In May 2022, plaintiffs filed a second amended complaint narrowing the scope of the putative plaintiff class, and the Company filed its answer. In January 2023, plaintiffs filed a motion for class certification, and in February 2023, plaintiffs filed a third amended complaint.

Other Matters

Cho v. PICA, et al.

In November 2019, a putative class action complaint entitled Cho v. The Prudential Insurance Company of America, et. al., was filed in the United States District Court for the District of New Jersey. The Complaint purports to be brought on behalf of participants in the Prudential Employee Savings Plan (the "Plan") and (i) alleges that defendants failed to fulfill their fiduciary obligations under the Employee Retirement Income Security Act of 1974, in the administration, management and operation of the Plan, including engaging in prohibited transactions; and (ii) seeks declaratory, injunctive and equitable relief, and unspecified damages including interest, attorneys' fees and costs. In January 2020, defendants filed a motion to dismiss the complaint. In September 2020, plaintiff filed an amended complaint and added as individual defendants certain PFI officers and current and former members of the Company's Administrative Committee and Investment Oversight Committee. In December 2020, defendants filed a motion to dismiss the amended complaint. In September 2021, the court granted defendants' motion to dismiss the amended complaint without prejudice. In October 2021, plaintiff filed a second amended complaint asserting claims against defendants under the Employee Retirement Income Security Act of 1974 for breach of fiduciary duty, prohibited transactions and failure to monitor fiduciaries. The second amended complaint seeks declaratory, injunctive and equitable relief, unspecified damages, attorneys' fees and costs. In December 2021, defendants filed a motion to dismiss the second amended complaint. In August 2022, the court: (i) dismissed, with prejudice, the breach of the fiduciary duty of loyalty and prohibited transaction claims based on the inclusion of Prudential-affiliated funds in the Plan's investment options; (ii) dismissed, without prejudice, the breach of fiduciary duty claims based on certain alleged underperforming Plan funds; and (iii) denied the motion to dismiss plaintiffs' claims for breach of the fiduciary duties of prudence and to monitor other fiduciaries, based on alleged delays in removing other alleged underperforming funds. In September 2022, plaintiff filed a third amended complaint asserting claims for breach of duty of prudence and to monitor fiduciaries, and in October 2022, defendants filed their answer to the third amended complaint.

LIBOR Litigation

Prudential Investment Portfolios 2, f/k/a Dryden Core Investment Fund, o/b/o Prudential Core Short-Term Bond Fund and Prudential Core Taxable Money Market Fund v. Bank of America Corporation, et al.

In May 2014, Prudential Investment Portfolios 2, on behalf of the Prudential Core Short-Term Bond Fund and the Prudential Core Taxable Money Market Fund (the "Funds"), filed an action against ten banks in the United States District Court for the District of New Jersey asserting that the banks participated in the setting of LIBOR, a major benchmark interest rate. The complaint alleges that the

defendant banks manipulated LIBOR, and asserts, among other things, claims for common law fraud, negligent misrepresentation, breach of contract, intentional interference with contract and with prospective economic relations, unjust enrichment, breaches of the New Jersey Civil RICO ("Racketeer Influenced and Corrupt Organizations Act") statute, and violations of the Sherman Act. In June 2014, the United States Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the Southern District of New York, where it has been consolidated for pre-trial purposes with other pending LIBOR-related actions. In October 2014, the Funds filed an amended complaint. In November 2014, the defendants filed a motion to dismiss the amended complaint. In August 2015, the court issued a decision granting in part, and denying in part, defendants' motions to dismiss. The court dismissed certain of the Funds' claims, including those alleging fraud based on offering material statements; New Jersey RICO; and express breach of contract. The court upheld certain of the Funds' claims, including those alleging fraud based on false LIBOR submissions to the British Bankers' Association; negligent misrepresentation; unjust enrichment; and breach of the implied covenant of good faith and fair dealing. Following the August 2015 decision, granting in part defendants' motions to dismiss, in September 2015, Prudential filed the following LIBOR complaints: (i) in the Southern District of New York, captioned *Prudential Investment Portfolios 2 et al. v. Barclays Bank PLC, et al.* (the "New York Complaint"), naming as defendants Barclays Bank PLC, Barclays Capital Inc., Barclays PLC, Citibank, N.A., Citigroup Funding Inc., Credit Suisse AG, Credit Suisse Group AG, Credit Suisse (USA) Inc., Deutsche Bank AG, HSBC Bank plc, HSBC Holdings PLC, JPMorgan Chase & Co., JPMorgan Chase Bank, N.A., Royal Bank of Canada, and The Royal Bank of Scotland PLC. These defendants were dismissed from the original LIBOR action on jurisdictional grounds. The New York complaint reasserts the causes of action brought in the original LIBOR action; and (ii) in the Western district of North Carolina, captioned *Prudential Investment Portfolios 2 et al. v. Bank of America Corporation et al.* (the "North Carolina Complaint"), naming as defendants Bank of America Corporation and Bank of America, N.A. These defendants were dismissed from the original LIBOR action on jurisdictional grounds. The North Carolina Complaint reasserts the causes of action brought in the original LIBOR action. Both the New York Complaint and the North Carolina Complaint have been transferred for pre-trial purposes to the LIBOR multi-district litigation presided over by Judge Buchwald in the U.S. District Court for the Southern District of New York. In May 2016, the Second Circuit Court of Appeals vacated the district court's dismissal of the LIBOR plaintiffs' antitrust claims and remanded to the district court the question of whether plaintiffs possess standing as "efficient enforcers" of applicable antitrust laws. In July 2016, defendants filed a joint motion to dismiss all antitrust claims based on lack of standing and lack of personal jurisdiction. In December 2016, the motion was granted in part and denied in part. In January 2017, the United States Supreme Court denied defendants' petition for certiorari. In February 2017, the court clarified its December 2016 order, holding that antitrust claims only exist against panel banks, not their affiliates. This clarification resulted in the Funds' New Jersey antitrust claims being dismissed for lack of personal jurisdiction. The Funds antitrust claims in the New York and North Carolina actions remain pending. In July 2017, the Funds obtained an entry of judgment on the New Jersey antitrust claims dismissed on personal jurisdiction grounds. In July 2017, the Funds filed with the Second Circuit Court an appeal from the dismissal of their New Jersey anti-trust claims. In June 2019, the court issued two orders approving stipulations dismissing with prejudice Prudential's claims against Citigroup Inc., Citibank, N.A., Citigroup Funding Inc., and Citigroup Global Markets Inc. In December 2019, the court issued two orders approving stipulations dismissing with prejudice Prudential's claims against HSBC Holdings PLC, HSBC Bank PLC, HSBC Finance Corp., HSBC Securities (USA) Inc., and HSBC USA Inc. In May 2020, the court issued two orders approving stipulations dismissing with prejudice Prudential's claims against Barclays Bank PLC, Barclays Capital Inc., and Barclays PLC. In August 2020, the court issued two orders approving stipulations dismissing with prejudice, Prudential's claims against Deutsche Bank AG. In October 2020, the court issued orders approving stipulations dismissing with prejudice, Prudential's claims against JPMorgan Chase & Co., JPMorgan Chase Bank, N.A., and J.P. Morgan Securities LLC, f/k/a/ J.P. Morgan Securities Inc., Bank of America Corporation, Bank of America, N.A., and Merrill Lynch, Pierce, Fenner & Smith Inc., f/k/a Banc of America Securities LLC. In December 2021, the Second Circuit Court of Appeals affirmed the district court's order dismissing federal and state antitrust claims based on lack of privity with a defendant bank and reversed the district court's personal jurisdiction based dismissal of the non-U.S. incorporated defendants. In February 2022, the court issued orders approving stipulations dismissing with prejudice Prudential's claims against Credit Suisse Group AG, Credit Suisse AG, Credit Suisse (USA) Inc., and Credit Suisse Securities (USA) LLC. In March 2022, defendants petitioned the United States Supreme Court for a writ of certiorari to review the Second Circuit Court of Appeals judgment that personal jurisdiction extends to foreign defendants. In June 2022, the United States Supreme Court denied defendants' petition.

Regulatory

Variable Products

The Company has received regulatory inquiries and requests for information from state and federal regulators, including subpoenas from the U.S. Securities and Exchange Commission, concerning the appropriateness of variable product sales and replacement activity. The Company is cooperating with regulators and may become subject to additional regulatory inquiries and other actions related to this matter.

Summary

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial statements. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial statements.

24. SUBSEQUENT EVENTS

Common Stock Dividend

On February 7, 2023, Prudential Financial's Board of Directors declared a cash dividend of $1.25 per share of Common Stock, payable on March 16, 2023 to shareholders of record as of February 21, 2023.

Share Repurchase Authorization

On February 7, 2023, Prudential Financial's Board of Directors authorized the Company to repurchase, at management's discretion, up to $1.0 billion of its outstanding Common Stock during the period from January 1, 2023 through December 31, 2023.

The timing and amount of any share repurchases under the Company's share repurchase authorization will be determined by management based on market conditions and other considerations, and such repurchases may be executed in the open market, through derivative, accelerated repurchase and other negotiated transactions and through plans designed to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Prudential Financial's Common Stock trades on the New York Stock Exchange under the symbol "PRU." On January 31, 2023, there were 1,096,339 registered holders of record for the Common Stock and 366 million shares outstanding.

Performance Graph

The following graph, which covers the period from the closing price on December 31, 2017 through the closing price on December 31, 2022, compares the cumulative total shareholder return on Prudential Financial's Common Stock with the cumulative total shareholder return on (i) the Standard & Poor's ("S&P") 500 Index, and (ii) a Financial Services Composite Index, which is the average of the S&P 500 Life & Health Insurance and S&P 500 Diversified Financials indices. The figures presented below assume the reinvestment of all dividends into shares of common stock and an initial investment of $100 at the closing prices on December 31, 2017.

	ANNUAL RETURN PERCENTAGE Years Ending				
Company / Index	**Dec18**	**Dec19**	**Dec20**	**Dec21**	**Dec22**
Prudential Financial, Inc.	-26.46	20.10	-11.40	45.32	-3.86
S&P 500 Index	-4.38	31.49	18.40	28.71	-18.11
Financial Services Composite Index	-15.35	23.88	0.94	36.28	-0.46



Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
2017
2018
2019
2020
2021
2022
Prudential Financial, Inc.
S&P 500 Index
Financial Services Composite Index

	INDEX RETURNS Years Ending					
Company / Index	**Base Period Dec17**	**Dec18**	**Dec19**	**Dec20**	**Dec21**	**Dec22**
Prudential Financial, Inc. Common Stock	**100**	**73.54**	**88.32**	**78.26**	**113.72**	**109.33**
S&P 500 Index	**100**	**95.62**	**125.72**	**148.85**	**191.58**	**156.88**
Financial Services Composite Index	**100**	**84.65**	**104.87**	**105.86**	**144.26**	**143.59**

AWARDS AND ACCOLADES

Prudential's commitment to doing business the right way, strengthening communities and providing an inclusive work environment is reflected in the awards and recognition we have proudly received from national and global organizations.

The World's Most Admired Companies™, *FORTUNE®*

World's Most Ethical Companies®, Ethisphere

The Civic 50, Points of Light

100 Most Sustainable Companies in America, *Barron's*

Corporate Inclusion Index, Hispanic Association of Corporate Responsibility

Top Employers and Top LGBT-Friendly Companies, *HISPANIC Network Magazine*

Top Companies for Executive Women, National Association for Female Executives

Corporate Equality Index, Human Rights Campaign

America's Best Employers for Veterans, *Forbes*

Best for Vets Employers, *Military Times*

Military Spouse Friendly® Employer, VIQTORY

Best Place to Work for People with Disabilities, Disability:IN

100 Best Companies, *Working Mother*

America's Best Employers for New Graduates, *Forbes*


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